Submitted confidentially to the Securities and Exchange Commission on April 21, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AMRYT PHARMA PLC
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
England and Wales (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
Tel: +44 (0)20 3026 7257
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Boris Dolgonos Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000	Christopher Haynes Gibson, Dunn & Crutcher UK LLP Telephone House 2-4 Temple Avenue London, EC4Y 0HB United Kingdom Tel: +44 (0) 20-7071 4000	Brian K. Rosenzweig Lilit Kazangyan Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 Tel: (212) 841-1000	Paul Claydon Simon Amies Covington & Burling LLP 265 Strand London WC2R 1BH United Kingdom Tel: +44 (0) 20-7067 2000
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Ordinary shares, nominal value £0.06 per share(3)	$	$
(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the    additional ordinary shares represented by   American Depositary Shares, or ADSs, that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(3)
ADSs issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to an amendment to a registration statement on Form F-6 (registration number 333-233844). Each ADS represents five ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED
PRELIMINARY PROSPECTUS
American Depositary Shares

Amryt Pharma plc
Representing       Ordinary Shares
This is the initial public offering in the United States of American Depositary Shares (“ADSs”) by Amryt Pharma plc. We are offering     ADSs. Each ADS represents the right to receive five ordinary shares. Prior to this offering, there has been no public market for the ADSs. We intend to apply to list our ADSs on the Nasdaq Global Select Market under the symbol “AMYT.”
Our ordinary shares trade on AIM, a market operated by the London Stock Exchange, under the symbol “AMYT” and on the Euronext Growth Exchange (“EGE”), a market regulated by Euronext Growth Market Dublin, under the symbol “AYP.” On     , 2020, the last reported sale price of our ordinary shares on AIM was £    per share, which is equivalent to $    per ADS, based on an exchange rate of £1.00 to $    as of     , 2020 and an ADS-to-share ratio of 1 to 5. The initial public offering price of the ADSs will be determined through negotiations between us and the representatives, and will be based on the last closing price of our ordinary shares on AIM prior to the pricing of the ADSs, as well as prevailing market conditions and other factors described in “Underwriting” beginning on page 193 of this prospectus.
We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.
Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.
	PER ADS	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	See “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters an option to purchase up to an additional     ADSs for 30 days after the date of this prospectus.
None of the Securities and Exchange Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ADSs to purchasers on or about     , 2020.
SVB Leerink		Cantor

Canaccord Genuity
Prospectus dated       , 2020.

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell ADSs and seeking offers to purchase ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of ADSs.
For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.
i

PRESENTATION OF FINANCIAL INFORMATION
On September 24, 2019, we completed the acquisition (“Acquisition”) of Aegerion Pharmaceuticals, Inc. (“Aegerion”), pursuant to the Aegerion Plan of Reorganization (“Plan of Reorganization”). Under the Plan of Reorganization, we acquired Aegerion upon its emergence from bankruptcy in an exchange for our ordinary shares.
This prospectus includes the following historical financial information:
•
the audited consolidated financial statements of Amryt as of and for the years ended December 31, 2019 and December 31, 2018, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”);

•
the audited financial statements of Aegerion as of and for the years ended December 31, 2018 and December 31, 2017 prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”); and

•	the unaudited interim financial statements of Aegerion as of June 30, 2019, prepared in accordance with U.S. GAAP.
This prospectus also presents an unaudited pro forma consolidated statement of income for the year ended December 31, 2019, which gives effect to the Acquisition as if it had occurred on January 1, 2019. We financed the Acquisition through a combination of debt and equity financings, and the pro forma consolidated statement of income also gives effect to those financing transactions as though they had been completed on January 1, 2019. For further details regarding the pro forma consolidated statement of income, please see “Pro Forma Financial Information.”
All references in this prospectus to “€” mean Euros, all references to “£” mean pound sterling and all references to “$” mean U.S. dollars.
MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products and product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”
TRADEMARKS
The Amryt logo, MYALEPT®, MYALEPTA®, JUXTAPID®, LOJUXTA®, EPISALVAN®, FILSUVEZ® and other trademarks or service marks of Amryt appearing in this prospectus are the property of Amryt. This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including the information set forth under the heading “Risk Factors.” Unless the context otherwise requires, references in this prospectus to the “Company,” “Amryt,” “we,” “us” and “our” refer to Amryt Pharma plc and its subsidiaries. Unless the context otherwise requires, such references include Aegerion Pharmaceuticals, Inc., which we acquired on September 24, 2019, as well as its subsidiaries.
Overview
We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases. Our diversified portfolio is comprised of two commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Our two commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia (“HoFH”), and metreleptin for the treatment of generalized lipodystrophy (“GL”) and partial lipodystrophy (“PL”), have each been sold globally through our commercial infrastructure for over six years. We are developing our lead product candidate, AP101, for the treatment of cutaneous manifestations of severe Epidermolysis Bullosa (“EB”), a rare and devastating genetic skin disease for which there is currently no approved therapy. AP101 is currently in a pivotal Phase 3 trial for which we expect to report data in the second half of 2020. If AP101 is approved for this indication, we intend to market it under the name FILSUVEZ. Our next product candidate, AP103, is currently in preclinical development for the treatment of patients with Recessive Dystrophic EB (“RDEB”), a subset of EB. AP103 is the first gene therapy product candidate based on our novel polymer-based topical gene therapy delivery platform, which also has potential use for the treatment of other rare genetic diseases. We intend to initiate clinical development of AP103 in the second half of 2021. We have a proven track record of obtaining rare disease assets, either through acquisition or in-license, and we intend to continue building our portfolio of rare disease programs with the goal of bringing effective treatments to patients in need.
The following table summarizes key information about our product portfolio and clinical development pipeline. We have retained worldwide development and commercial rights to all of our programs, excluding Japan for lomitapide and Japan, South Korea and Taiwan for metreleptin.

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Marketed	Upcoming Milestones*
Lomitapide (JUXTAPID / LOJUXTA)	HoFH (Adults)						
	HoFH (Pediatrics)[1]				EU		Expected Data: 2H 2021
	FCS[2]						Expected Data: 2H 2020
Metreleptin (MYALEPT / MYALEPTA)	GL						
	PL[3]					EU	
				U.S.			Intend to Discuss Clinical Development Pathway in the U.S. with FDA: 3Q 2020
AP101[4]	EB (DEB/JEB)						Expected Data: 2H 2020
	Radiation-Induced Dermatitis[5]						Investigator-Led Study to Commence: 2H 2020; Expected Data: 1H 2021
AP103	EB (RDEB)						Initiate Clinical Development: 2H 2021

*	Upcoming clinical milestones are subject to the impact of COVID-19 on our business.
(1)	We are conducting a Phase 3 study of HoFH in children and adolescents in Europe, Middle East and Africa (“EMEA”) as part of our European Medicines Agency (“EMA”) post-approval commitments.

(2)	The familial chylomicronemia syndrome Phase 2 trial is an open-label investigator-led study.
(3)	The dotted line segment indicates we have not yet commenced any clinical trials in the United States for metreleptin for the treatment of PL.
(4)	AP101 was approved in 2016 by the EMA for the treatment of partial thickness wounds in adults, but has not been commercially launched.
(5)	The dotted line segment indicates we have not yet commenced any clinical trials for radiation-induced dermatitis. This planned radiation-induced dermatitis Phase 2 trial is an investigator-led study.
Lomitapide is an oral therapy approved as an adjunct to a low-fat diet and other lipid-lowering treatments for adults with HoFH. It is marketed in the United States under the trade name JUXTAPID and in the European Union under the trade name LOJUXTA. HoFH is a rare and serious genetic condition that leads to aggressive and premature heart disease, heart attacks and strokes in patients as young as teenagers. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events as a result of extremely elevated cholesterol levels in the blood and have a substantially reduced life expectancy. HoFH impairs the liver’s ability to remove low density lipoprotein (“LDL”) cholesterol, or “bad” cholesterol, from the blood, which if left untreated can cause aggressive narrowing and blocking of the blood vessels. According to a 2013 European Heart Journal article, the prevalence of HoFH is one person per million. However, according to a 2016 article published in Atherosclerosis, the number may be as high as 6.25 persons per million. Lomitapide is a small molecule microsomal triglyceride transfer protein (“MTP”) inhibitor. MTP exists in both the liver and intestines where it plays a role in the formation of cholesterol-carrying lipoproteins. As a result, inhibition of MTP is an effective cholesterol-lowering therapy in HoFH patients with limited or non-functional LDL receptors.
Metreleptin for injection is approved in the United States under the trade name MYALEPT as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired GL. It is approved in the European Union under the trade name MYALEPTA for the treatment of leptin deficiency in patients with congenital or acquired GL and familial or acquired PL for whom standard treatments have failed to achieve adequate metabolic control. GL and PL are rare diseases characterized by loss or lack of adipose tissues (fat cells), resulting in the deficiency of the hormone leptin. GL and PL patients experience severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease. We estimate that the prevalence of GL is approximately one person per million and that of PL is approximately three persons per million. Metreleptin is a recombinant human leptin analog that binds to and activates the human leptin receptor. Metreleptin acts to stimulate fatty acid oxidation throughout the body and lower plasma, hepatic and myocellular triglyceride levels.
We intend to continue to evaluate additional expansion opportunities for our products. We are conducting a Phase 3 pediatric study in EMEA for the use of lomitapide in children and adolescents with HoFH, for which we expect to report data in the second half of 2021. We are also exploring the potential use of lomitapide to treat patients with familial chylomicronemia syndrome (“FCS”), which is a severe, rare genetic lipid disease characterized by extremely elevated levels of triglycerides, or hypertriglyceridemia. An investigator-led open-label Phase 2 trial studying lomitapide in patients with FCS is ongoing and we expect to report data in the second half of 2020. Upon successful completion of this Phase 2 study, we intend to discuss these results with the Food and Drug Administration (“FDA”) and the EMA in the context of agreeing on the design of a potential pivotal trial in FCS. We also intend to discuss with the FDA in the third quarter of 2020 the potential for label expansion of metreleptin in the United States to include the treatment of PL. We expect this will require a pivotal Phase 3 study in PL patients, either as a post-approval commitment or prior to potential approval.
Our lead development candidate, AP101, is being developed as a potential treatment for the cutaneous manifestations of severe EB, a rare and devastating genetic skin disease affecting young children and adults for which there is currently no approved treatment. EB is a group of diseases of the skin, mucous membranes and internal epithelial linings characterized by extreme skin fragility that blisters and tears from minor friction or trauma. Patients with severe forms of EB, including Dystrophic EB (“DEB”) and Junctional EB (“JEB”), suffer from severe and chronic blistering, ulceration, scarring, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. According to a 2013 article in the Journal of Investigative Dermatology, it is estimated that the incidence of EB is approximately one in 20,000, which implies that there are as many as 30,000 affected individuals in the United States and over 500,000 worldwide. We are conducting a pivotal Phase 3 clinical trial of AP101 in severe EB, including DEB and JEB. In January 2019, we reported that the independent Data and Safety Monitoring Board (“DSMB”) performed a pre-specified unblinded interim efficacy analysis, which supported the continuation of the study with an increase in sample size from 182 to 230 evaluable patients to maintain 80% statistical power. We expect to report data in the second half of 2020.
A representative photograph of the devastating impact of EB on a patient is shown below:

AP101 has been granted Pediatric Rare Disease Designation by the FDA. If approved by the FDA, we are eligible to receive a Priority Review Voucher (“PRV”) that we can use, sell or transfer. We are also supporting an investigator-led Phase 2 study of AP101 for the treatment of severe radiation-induced dermatitis. This trial is expected to commence in the second half of 2020, with data expected in the first half of 2021.
We also have a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. Our first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of RDEB, a subset of severe EB. We intend to initiate clinical development for AP103 in the second half of 2021.
We sell lomitapide and metreleptin in the Americas, Europe and the Middle East through our existing rare disease commercial infrastructure. Our commercial expertise includes market access, marketing, sales managers and sales representatives and is supported by our experienced medical affairs team with medical science liaisons, patient advocates and dieticians in the field. We also have a network of third-party distributors in other key markets throughout the world.
Our company was co-founded in 2015 by our Chief Executive Officer, Joseph Wiley, and our Chief Financial Officer, Rory Nealon. Our shares have been traded on AIM and EGE since April 2016. We are led by a management team and board of directors (“Board”) with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions. Our company headquarters are in Dublin, Ireland, and we have nearly 170 employees throughout the world. We believe the expertise of our leadership team and the strength of our relationships within the industry and medical community are critical to our strategy as we commercialize our existing products, progress our development pipeline and explore new business development opportunities.

Our Strengths
We believe our key competitive strengths include the following:
•
Revenue-generating commercial products. We currently generate revenue, including royalties, from global sales of lomitapide and metreleptin. This revenue stream provides us with financial flexibility to fund the continued development and potential commercialization of our existing development candidates as well as the potential acquisition or in-license of additional rare disease products and late-stage product candidates. We have retained worldwide development and commercial rights to all of our programs, excluding Japan for lomitapide, where we receive royalties, and Japan, South Korea and Taiwan for metreleptin.

•
Late-stage clinical program in severe EB. We are conducting a global pivotal Phase 3 trial of AP101 for the treatment of cutaneous manifestations of severe EB and we expect to report data in the second half of 2020. This Phase 3 trial is the largest EB study conducted to date. Based on our conversations with the FDA and the EMA, we believe that positive results from this trial would allow us to apply for marketing approval for AP101 in both the United States and Europe.

•
Existing, scalable global commercial and medical infrastructure. We sell lomitapide and metreleptin in the Americas, Europe and the Middle East through our existing rare disease commercial infrastructure. Our commercial expertise includes market access, marketing, sales managers and sales representatives and is supported by our experienced medical affairs team with medical science liaisons, patient advocates and dieticians in the field. We also leverage our network of third-party distributors in other key markets throughout the world. We believe we will be able to leverage our existing global infrastructure and expertise to efficiently and expeditiously commercialize additional products we may acquire or develop, including our lead product candidate, AP101, if approved.

•
Proven track record of building a diversified rare disease product portfolio. We acquired AP101 through the acquisition of Birken AG in 2016, in-licensed LOJUXTA in December 2016, in-licensed our gene therapy platform, including AP103, in March 2018 and acquired metreleptin and the remaining rights to lomitapide through the Acquisition in September 2019.

•
Strong patent protection and regulatory exclusivity. We believe our intellectual property portfolio as well as protection afforded by regulatory exclusivity provide us with a substantial competitive advantage in marketing our current products and also protect our development programs. Our lomitapide patent portfolio includes patents that provide protection from 2025 to 2027 in the United States and into 2025 in the European Union, with supplementary protection granted to extend patent protection in major EU countries into 2028. The metreleptin patent portfolio includes patents that provide protection from 2022 to 2027 in the United States and into 2022 in the European Union and orphan exclusivity in the European Union into 2028. The AP101 patent portfolio includes patents that provide protection in both the United States and the European Union into 2025 and 2030 and a further international patent application directed to the clinical formulation and methods of manufacturing and treatment with AP101 which, if granted, would provide worldwide protection into 2039. We have also submitted additional patent applications to further strengthen our intellectual property portfolio.

•
Experienced management team comprised of industry leaders in rare diseases. Our management team has extensive expertise in the acquisition, development and commercialization of rare disease assets. We believe that the breadth of experience and successful track record of our management team and our Board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with strong drug development and commercialization capabilities.

Our Strategy
Our mission is to become a global leader in the treatment of rare diseases through commercializing, developing and acquiring novel rare disease products. To achieve this mission, we are pursuing the following strategies:
•
Drive revenue growth for our existing commercial products. We intend to continue to focus on growing the sales of lomitapide and metreleptin in the markets and indications we currently sell them. We also intend to expand the market opportunity by seeking approval for the use of lomitapide to treat pediatric HoFH and for the treatment of FCS and for the use of metreleptin to treat PL in the United States.

•
Complete development and commercialize our lead product candidate, AP101, for the treatment of severe EB. AP101 is currently in a pivotal Phase 3 trial for the treatment of cutaneous manifestations of severe EB and we expect to report data in the second half of 2020. If the trial is successful, we intend to apply for approval of AP101 and commercialize it in the United States and the European Union. If approved by the FDA, we are eligible to receive a PRV that we can use, sell or transfer.

•
Leverage our global commercial and medical infrastructure. We intend to leverage our existing global infrastructure and expertise to commercialize our development-stage pipeline, including our lead product candidate, AP101, if approved, and any rare disease assets we may acquire or in-license in the future.

•
Continue developing our gene therapy product candidate, AP103, for the treatment of RDEB. AP103 is currently in preclinical development for the treatment of RDEB. We intend to initiate clinical development in the second half of 2021.

•
Continue evaluating opportunities to expand our rare disease product portfolio and pipeline. We believe we are well positioned to continue to opportunistically acquire or in-license rare disease assets that we believe we can efficiently sell through our existing commercial infrastructure.

Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in “Risk Factors” in deciding whether to invest in our ADSs. Among these important risks are the following:
•	As a result of the Acquisition, our future results are likely to differ materially from our historical performance.
•	We may not be successful in our efforts to build a pipeline of product candidates and develop additional marketable products.
•	We have significant payment obligations under the terms of our long-term debt, $206.6 million of which was outstanding as of December 31, 2019.
•
The terms of our debt and any requirements to incur further indebtedness or refinance our indebtedness in the future, including restrictive covenants in certain of the agreements and instruments governing our indebtedness, could have a material adverse effect on our business and results of operations.

•	We may be subject to ongoing financial liabilities and other obligations that we assumed upon Aegerion’s emergence from bankruptcy.
•
Adverse events involving any of our products and product candidates may lead the FDA, the EMA or other regulatory authorities to delay or deny clearance for our products or result in product recalls that could harm our reputation, business and financial results.

•
The Acquisition exposes us, and any future acquisitions we make may expose us, to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

•	Our products may not gain market acceptance, in which case we may not be able to generate product revenues.
•	If we are unable to complete clinical development of AP101, or experience significant delays in doing so, our business could be materially harmed.
•	We rely on third parties for distribution services around the world, and a failure to manage these third parties could harm our business.
•	It may be challenging or costly for us to obtain, maintain, enforce and defend our intellectual property rights.
•	The outbreak of the novel strain of coronavirus disease, COVID-19, could adversely impact our business, including our preclinical studies and clinical trials.

Recent Developments
As we continue to actively advance all our preclinical and clinical programs, we remain in close contact with our principal investigators and clinical sites and are assessing the impact of the novel coronavirus disease (“COVID-19”) on our preclinical studies, trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 global pandemic, the focus of healthcare providers and hospitals on fighting the virus, and consistent with the FDA’s updated industry guidance for conducting clinical trials issued on March 18, 2020, we may experience delays in the enrollment of patients in our ongoing clinical trials. We plan to implement strategies to potentially minimize the impact of the COVID-19 pandemic on our business, preclinical studies and clinical trials, such as exploring the opening of clinical sites in regions that are currently not significantly impacted by the pandemic. We will continue to evaluate the impact of the COVID-19 pandemic on our business and expect to reevaluate the timing of our anticipated clinical milestones as we learn more and the impact of COVID-19 on our business and our industry becomes more clear.
Corporate Information
We were incorporated on July 17, 2019 as a private company limited in England and Wales under the name Amryt Pharma Holdings Limited. We re-registered as a public limited company on September 13, 2019. Our registered office is located at Dept 920a 196 High Road, Wood Green, London, N22 8HH United Kingdom, and our principal office is located at 90 Harcourt Street, Dublin 2, Ireland. Our telephone number in each office is +44 (0)20 3026 7257 and +353 (0)1 518 0200, respectively.
Our website address is https://www.amrytpharma.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer
As a company with less than $1.07 billion in revenue during our last fiscal year, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are applicable to public companies that are not emerging growth companies. These provisions include:
•
the option to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•
not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
We may take advantage of these exemptions through 2025 or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which our annual gross revenues exceed $1.07 billion; (2) the date we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.
Upon the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (a) the majority of our executive officers or directors are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The Offering
ADSs offered by us
   ADSs, each representing five ordinary shares.
ADSs to be outstanding immediately after this offering
   ADSs (   ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares (including in the form of ADSs) to be outstanding immediately after this offering
   ordinary shares (   ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Option to purchase additional ADSs
We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to        additional ADSs at the initial public offering price per ADSs less underwriting discounts and commissions.
ADSs
As an ADS holder, you will not be treated as one of our shareholders, you will not have shareholder rights and you may not be able to exercise your right to vote the shares underlying your ADSs. The depositary, the custodian or its nominee, will be the holder of the ordinary shares underlying your ADSs. You will have the contractual rights of an ADS holder, as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs issued thereunder.
To better understand the terms of the ADSs, see the sections of this prospectus entitled “Description of American Depositary Shares” and “Risk Factors—Risks Related to Ownership of our ADSs and Ordinary Shares and this Offering.” We also encourage you to read the form of amended and restated deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
Citibank, N.A.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $   million, or approximately $   million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $   per ADS, which was the U.S. dollar equivalent of the closing price of our shares on AIM of £   on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of     , 2020, multiplied by the ADS-to-share ratio of 1 to 5.
We expect to use the net proceeds from this offering, as well as our existing cash and cash equivalents, for working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire, in-license or invest in rare disease technologies, products, businesses or assets, either alone or together with a collaborator.
See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Dividend policy
We do not currently pay cash dividends on our ordinary shares and have not paid any dividends within the last three financial years. See “Dividend Policy.”
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in the ADSs.
Listing
We intend to apply to list the ADSs on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AMYT.” Our ordinary shares are admitted to trading on AIM, a market operated by London Stock Exchange plc, under the symbol “AMYT,” and on the EGE, a market regulated by Euronext Growth Market Dublin, under the symbol “AYP.”
The number of ordinary shares to be outstanding after this offering is based on 154,498,887 ordinary shares outstanding as of December 31, 2019, plus 17,196,273 zero cost warrants that may be exercised at any time, for a total outstanding share count of 171,695,160. This amount excludes:
•	up to 48,343,750 ordinary shares that may be issued upon conversion of the $125 million aggregate principal amount of our 5% senior unsecured convertible notes (“Convertible Notes”);
•
ordinary shares that may be issued in full satisfaction of the contingent value rights (“CVRs”) issued to holders of ordinary shares and employee option holders prior to the Acquisition, assuming all relevant milestones are achieved;

•	up to 14,481,720 ordinary shares issuable upon the exercise of share options with a weighted average exercise price of £1.16 per share;
•	warrants to purchase 345,542 ordinary shares at a strike price of £1.44 per share;
•	4,864,656 ordinary shares held as treasury shares; and
•	options to purchase an aggregate of 1,320,000 ordinary shares that we intend to grant to our non-executive directors concurrent with the pricing of this offering.
Except as otherwise noted, the information in this prospectus assumes:
•	no conversion of the Convertible Notes;
•	no exercise of the warrants, CVRs or options;
•
an initial public offering price of $   per ADS, which was the U.S. dollar equivalent of the closing price of our shares on AIM of £   on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5; and

•	no exercise by the underwriters of their option to purchase additional ADSs.

Summary Consolidated Financial Data
The tables below set forth the following summary consolidated financial data:
•
Summary consolidated statements of comprehensive loss of Amryt for the years ended December 31, 2018 and 2019 and a summary consolidated statement of financial position of Amryt as of December 31, 2019 (actual and as adjusted to give effect to this offering), which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.

•
Summary consolidated statements of comprehensive loss of Aegerion for the years ended December 31, 2017 and 2018, which have been derived from Aegerion’s audited consolidated financial statements included elsewhere in this prospectus. Aegerion’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

•
Summary consolidated statements of comprehensive loss of Aegerion for the six months ended June 30, 2019 and a summary consolidated statement of financial position of Aegerion as of June 30, 2019, which have been derived from Aegerion’s unaudited interim consolidated financial statements included elsewhere in this prospectus. The accounting principles applied in Aegerion’s unaudited interim financial statements are consistent with those used in Aegerion’s annual audited financial statements. In the opinion of management, the unaudited financial data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements.

Historical results for any prior period do not necessarily indicate our results to be expected for any future period. Interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period.
You should read the following summary consolidated financial data together with the financial statements included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data,” “Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Summary Consolidated Financial Data of Amryt
	Year Ended December 31,
	2019	2018
	(In thousands, except per share data)
Statement of comprehensive loss data:
Revenue	$58,124	$17,095
Cost of sales	(42,001)	(6,266)
Gross Profit	16,123	10,829
Total administrative, selling and marketing expenses	(36,339)	(18,163)
Research and development expenses	(15,827)	(10,703)
Impairment charge	(4,670)	—
Restructuring and acquisition cost	(13,038)	—
Operating loss before finance expense	(53,751)	(18,037)
Non-cash change in fair value of contingent consideration	(8,251)	(10,566)
Net finance expense	(4,759)	(1,841)
Loss on ordinary activities before taxation	(66,761)	(30,444)
Tax credit/(charge) on loss on ordinary activities	1,226	(43)
Loss for the year attributable to the equity holders of the Company	(65,535)	(30,487)
Total other comprehensive income/(loss)	781	(77)
Total comprehensive loss for the period attributable to the equity holders of the Company	$(64,754)	$(30,564)
Basic loss per share	$(0.86)	$(0.67)
Diluted loss per share	$(0.86)	$(0.67)
The following table presents summary consolidated balance sheet data of Amryt as of December 31, 2019 on an actual basis and on an as adjusted basis to give effect to the issuance and sale of ADSs, representing ordinary shares, in this offering at an assumed initial public offering price of $    per ADS, which was the U.S. dollar equivalent of the closing price of our shares on AIM of £    on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00    per $    as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	As of December 31, 2019
	Actual	As Adjusted(1)
	(In thousands)
Statement of financial position data:
Cash and cash equivalents	$67,229	$
Trade and other receivables	36,387
Inventories	43,623
Working capital(2)	47,025
Total assets	534,347
Secured Credit Facility	81,610
Convertible Notes, net of equity component	96,856
Total liabilities	405,025
Accumulated deficit	133,674
Total equity	129,322
(1)
The as adjusted information is illustrative only and will depend on the actual offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per ADS, which was the U.S. dollar equivalent of the closing price of our shares on AIM of £    on     , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $    as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total equity by $    million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total equity by $    million, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working capital as current assets less current liabilities.

Summary Consolidated Financial Data of Aegerion(1)
	Six Months Ended June 30, 2019	Year Ended December 31,
		2018	2017
	(In thousands)
Statement of comprehensive loss data:
Net revenues	$95,857	$130,432	$138,438
Cost of product sales	35,364	59,697	77,220
Operating expenses:
Selling, general and administrative	43,424	64,437	77,793
Research and development	13,946	38,064	44,895
Restructuring charges	—	2,171	121
Related party expense (income), net	397	942	(177)
Total operating expenses	57,767	105,614	122,632
Income (loss) from operations	2,726	(34,879)	(61,414)
Reorganization items, net	(2,145)	—	—
Interest expense, net	(29,681)	(50,746)	(39,467)
Interest expense due to Novelion	(1,182)	(2,987)	(1,089)
Loss on extinguishment of debt	—	(4,333)	––
Other expense, net	(224)	(1,888)	(836)
Loss before provision for income taxes	(30,506)	(94,833)	(102,806)
Provision for income taxes	(369)	(1,705)	(594)
Net loss	$(30,875)	$(96,538)	$(103,400)
As of June 30, 2019
(In thousands)
Statement of financial position data:
Cash and cash equivalents	$36,080
Trade and other receivables	26,408
Inventories	51,792
Total assets	322,634
Total current liabilities	67,434
Provision for legal settlements - non-current	11,962
Other non-current liabilities	1,444
Total liabilities not subject to compromise	80,840
Liabilities subject to compromise	420,651
Total liabilities	501,491
Total equity	(178,857)
(1)	Debtor in possession as of June 30, 2019 but not as of December 31, 2017 and 2018.

RISK FACTORS
Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements and related notes, before making an investment in our ADSs. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occur, and as a result, the market price of our ADSs could decline and you could lose all or part of your investment.
Risks Related to our Business, Financial Condition and Capital Requirements
We have incurred significant operating losses since our inception and we may not achieve or maintain profitability in the future.
To date, we have financed our operations primarily through a combination of revenues from sales of our commercialized products and the sale of our equity securities and convertible bonds. We have incurred net losses in each year since our inception, including net losses of $30.6 million and $64.8 million for the years ended December 31, 2018 and 2019. Aegerion similarly incurred losses since its inception, including net losses of $96.5 million and $30.9 million for the year ended December 31, 2018 and the six-month period ended June 30, 2019. We have devoted most of our financial resources to the acquisition of attractive commercial and near-commercial rare disease assets and research and development. We anticipate that we will continue to incur significant costs associated with the continued commercialization of lomitapide and metreleptin, and in connection with ongoing clinical development efforts and post-marketing commitments for these products as well as the continued development of our product candidates. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to continue generating adequate revenues from sales of lomitapide and metreleptin and our ability to obtain funding through equity or debt offerings, grant funding, collaborations, strategic partnerships and/or licensing arrangements. If we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.
As a result of our September 2019 acquisition of Aegerion, our future results are likely to differ materially from our historical performance.
We completed the Acquisition in September 2019. Due to the significance of the Acquisition, our post-Acquisition financial results will differ materially from our pre-Acquisition historical performance, beginning with our audited financial results for December 31, 2019.
In addition, the Pro Forma Financial Information presented in this prospectus presents only estimates of the effects of the Acquisition and the Acquisition-related financing transactions (collectively, “Transactions”) on our and Aegerion’s historical results. The Pro Forma Financial Information is for illustrative purposes only and is not intended to, nor does it purport to, represent what our actual results or financial condition would have been if the Acquisition had been consummated in the period indicated. In addition, the Pro Forma Financial Information is based in part on certain assumptions regarding the Acquisition and post-Acquisition integration process that we believe are reasonable. The Acquisition and post-Acquisition integration process may also give rise to unexpected integration issues, including higher than expected integration liabilities and costs. Unexpected delays in connection with the post-Acquisition integration process may significantly increase the related costs and expenses we will incur. If any of these circumstances were to occur, operating expenses for the combined business may be higher than expected, reducing operating income and the expected benefits of the Acquisition. See “—Risks Related to Acquisitions, Including our Acquisition of Aegerion.”
Our future performance depends, in part, on our ability to successfully implement our strategy.
Our future success will depend on our ability to implement our strategy to develop and expand our existing portfolio of drugs to treat patients with rare diseases and to create a rare disease company with a diversified offering of multiple development stage and commercial assets that can provide us with scale to support future growth. The success of our strategy depends, in part, on our ability to drive growth in existing territories and access and drive growth in new territories and indications with existing commercial assets, build a franchise in EB through our lead product candidate, AP101, and our product candidate AP103, based on our novel polymer-based topical gene therapy delivery platform and expand and diversify our product portfolio through acquisition and in-licensing opportunities. This strategy will require us to, among other things, identify suitable targets, conduct and complete clinical trials, obtain the necessary consents and authorizations for our products and any product candidates, conduct diligence, carry out any acquisition or in-licensing transaction and obtain suitable financing.

Implementing our strategy requires substantial time and resources from our management team. Our Board and management may not be able to successfully implement our strategy or other strategies to be developed by management, and implementing these strategies may not sustain or improve, and could even harm, our business, financial condition, results of operations and prospects. We may be unable to realize the anticipated benefits and synergies of our business strategies, which are based on assumptions about future demand for our current products and product candidates, as well as on our continuing ability to produce our products profitably. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or additional products on the market.
We are dependent primarily on two products, lomitapide and metreleptin, to generate revenue and these products may not be successful and may not generate sales at anticipated levels.
Our ability to meet expectations with respect to sales of lomitapide and metreleptin, and to generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:
•
the ability to continue to maintain and grow market acceptance for lomitapide and metreleptin among healthcare professionals and patients in the United States, European Union and other key markets for the treatment of approved indications;

•	continuing market demand and medical need for these products;
•
maintaining regulatory approvals without onerous restrictions or limitations in key markets and securing regulatory approvals in additional markets on a timely basis and with commercially feasible labels, and pricing and reimbursement approvals at adequate levels, where required, on a timely basis;

•
side effects or other safety issues associated with the use of lomitapide and metreleptin could require us or our collaborators to modify or halt commercialization of these products or expose us to product liability lawsuits which will harm our business;

•	we may be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of lomitapide and metreleptin, which we have not planned or anticipated;
•
generating revenues in markets that allow for sales of pharmaceutical products without regulatory approval based solely on the approvals of such products in the United States or European Union, and in which no promotion or commercialization activities are permitted; and

•	adequately investing in the manufacturing, sales, marketing, market access, medical affairs and other functions that are supportive of our commercialization efforts.
If we are unable to continue to generate revenue from our current commercial products, our business, financial condition, results of operations and prospects will be adversely affected.
We may not be successful in our efforts to build a pipeline of product candidates and develop additional marketable products.
We operate in the biopharmaceutical sector and have product candidates in various stages of clinical and preclinical development. In addition, we may continue to explore other opportunities within the sector in order to expand our present development pipeline. Industry experience indicates that there may be a very high incidence of delay or failure to produce valuable scientific results in relation to our present development pipeline. In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may not be successful in developing new products based on our scientific discoveries. We will also face the risk that in developing new products we may spend substantial sums of money and the new products developed may not effectively meet the perceived need or may not be successfully commercialized. Our ability to develop new products relies on, among other things, the recruitment of sufficiently qualified research and development partners with expertise in the biopharmaceutical sector. We may not be able to develop relationships or recruit research partners of a sufficient caliber to satisfy the rate of growth and develop our future pipeline.

We may need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations or to delay payment on future obligations.
On September 24, 2019, we entered into a five-year term loan facility (“Secured Credit Facility”) and issued the Convertible Notes. As of December 31, 2019, we had borrowings of $82.5 million under our Secured Credit Facility and $126.7 million under our Convertible Notes, for total debt of $209.2 million. Furthermore, we may be required to satisfy payment obligations of up to $85 million to holders of contingent value rights (“CVRs”) issued to shareholders and optionholders in connection with specified milestones, which we may elect to pay in ordinary shares or notes. If we elect to issue notes, we will settle such notes in cash 120 days after their issue.
We have significant payment obligations in connection with our Secured Credit Facility, the Convertible Notes, the CVRs, liabilities due to governmental entities that we assumed from Aegerion, and royalty obligations under certain of our license agreements.
In addition, while we are currently commercializing our approved products, we are also advancing our product candidates through preclinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates toward commercialization.
As of December 31, 2019, our unrestricted cash and cash equivalents were $65.2 million. We expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our current operations and our payment obligations to third parties for at least the next 12 months. However, these resources might be insufficient to conduct research and development programs, the cost of product in-taking and possible acquisitions, fully commercialize products and operate our business to the full extent currently planned, and our operating plan may change as a result of many factors currently unknown to us. As a result, we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans as well as to satisfy our payment obligations to third parties, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.
If we cannot obtain adequate funds, we may be required to significantly curtail our commercial plans or one or more of our research and development programs or obtain funds through additional arrangements with corporate collaborators or others that may require us to relinquish rights to some of our technologies or product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs or ordinary shares to decline. The sale of additional equity or convertible securities may be dilutive to our shareholders. We may also enter into additional credit facilities from time to time, which may be secured, to fund certain of our operations. If we raise additional capital through debt financing, we would be subject to payment obligations and may be subject to security interests in our assets and covenants restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements, sales of assets or other collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the price of our ADSs and ordinary shares to decline, and negatively impact our ability to fund operations.

The terms of our debt and any requirements to incur further indebtedness or refinance our indebtedness in the future could have a material adverse effect on our business and results of operations.
Our level of indebtedness, together with any additional indebtedness we may incur in the future, could adversely affect our business, financial condition, results of operations and prospects. For example, our anticipated level of indebtedness or any additional financing may:
•	make it more difficult for us to pay or refinance debts as they become due;
•	require us to use a larger portion of cash flow for debt service, reducing funds available for other purposes;
•	limit our ability to pursue business opportunities, such as potential acquisitions, and to react to changes in market or industry conditions;
•	reduce the funds available for other purposes, such as implementing our strategy, funding capital expenditures and making distributions to shareholders;
•	increase our vulnerability to adverse economic, industry or competitive developments;
•
affect our ability to obtain additional financing, particularly as substantially all of our assets (including our intellectual property) are subject to liens securing indebtedness under our Secured Credit Facility;

•
decrease our profitability, if we become profitable, or cash flow, or require us to dispose of significant assets in order to satisfy debts and other obligations if we are not able to satisfy these obligations using cash from operations or other sources; and

•	disadvantage us compared to competitors.
Any of the foregoing, alone or in combination, could have a material adverse effect on our business, financial condition, results of operations and prospects. A breach of, or the inability to comply with, the covenants in the Secured Credit Facility and the Convertible Notes could result in an event of default, in which case the lenders will have the right to declare all borrowings to be immediately due and payable, which would have a material adverse effect on our business, financial condition, results of operations and prospects and could lead to foreclosure on our assets.
In the future, we may need to refinance our indebtedness. However, additional financing may not be available on favorable commercial terms to us, or at all. If, at such time, market conditions are materially different or our credit profile has deteriorated, the cost of refinancing such debt may be significantly higher than our indebtedness existing at that time. Furthermore, we may not be able to procure refinancing at all. Any failure to meet any future debt service obligations through use of cash flow, refinancing or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial and operational flexibility.
The terms of our indebtedness as of the date of this prospectus include covenants that, among other things, restrict our ability to: incur liens; dispose of our assets (both material assets and exclusive licensing transactions in material territories); consolidate and merge with other entities; make loans and investments; incur indebtedness; engage in transactions with affiliates; make specified payments; and engage in other customary business activities.
If we breach a restrictive covenant under the Secured Credit Facility or the Convertible Notes, or an event of default occurs with respect to such indebtedness, all amounts owing in respect of such indebtedness may be able to be delcared due and payable immediately, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations. In addition, both our Secured Credit Facility and the Convertible Notes include cross-default provisions, which generally provide that a default under one facility also results in a default under the other. See “Related Party Transactions—Agreements with Principal Shareholders— Secured Credit Facility” and “Related Party Transactions—Agreements with Principal Shareholders—Convertible Notes.”
If we enter into future debt agreements, they may include similar or more restrictive provisions. These restrictions may also make more difficult or discourage a takeover of our company, whether favored or opposed by management or the Board. Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing, or to reduce expenditures. We cannot guarantee that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms acceptable to us. A breach of any of the covenants or restrictions in our debt agreements or instruments could result in an event of default. Such a default could allow our debt holders to accelerate repayment of the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies, or to declare all borrowings outstanding under these agreements to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt.
Holders of the Convertible Notes have the right to require the repurchase of their notes for cash upon the occurrence of a fundamental change, such as a change of control of our company, at a repurchase price equal to 100% of the respective principal amount, plus accrued and unpaid interest, if any. Subject to certain exceptions as provided in the indenture governing the Convertible Notes, a fundamental change includes (a) the acquisition of 50% or more of the voting interests in our company, (b) an event in which we merge or consolidate with another entity, (c) an event in which we convey, sell, transfer or lease all or substantially all of our assets to another entity, (d) our liquidation or (e) delisting of our ordinary shares. Among the exceptions provided in the indenture are for transactions described in (a), (b) or (c) in which (i) our stockholders immediately prior to the transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of the capital stock of the continuing or surviving entity or transferee or parent thereof following the transaction or (ii) 90% of the consideration paid for our ordinary shares in a transaction consists of stock that is or will be quoted on AIM, the EGE, the New York Stock Exchange or the Nasdaq. Further, unless we elect to deliver our ordinary shares to settle any conversions of Convertible Notes, we would be required to settle a portion or all of the conversion obligation through the payment of cash. We may not have enough available cash or be able to obtain financing at the time it is required to make repurchases of Convertible Notes surrendered therefor or Convertible Notes being converted. The failure to repurchase Convertible Notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the Convertible Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing our current and future indebtedness. If the repayment of such indebtedness were to be accelerated after any applicable notice or grace periods, we are unlikely to have sufficient funds to repay such indebtedness and repurchase the Convertible Notes or make cash payments upon conversions thereof or other required payments on its other indebtedness, which would materially and adversely affect our business, financial condition and results of operations on a consolidated basis.
We may be subject to ongoing financial liabilities and other obligations that we assumed upon Aegerion’s emergence from bankruptcy.
On September 24, 2019, we completed the Acquisition upon Aegerion’s emergence from Chapter 11 bankruptcy pursuant to a Plan of Reorganization approved by the Bankruptcy Court for the Southern District of New York. Prior to filing bankruptcy, Aegerion, its parent, Novelion Therapeutics Inc. (“Novelion”), and Aegerion’s primary creditors entered into, among other things, a Restructuring Support Agreement. We purchased Aegerion pursuant to certain transactions effectuated in accordance with Aegerion’s Plan of Reorganization, as contemplated by the Restructuring Support Agreement. Pursuant to the Plan of Reorganization, Aegerion was discharged from all claims, interests, rights and liabilities against Aegerion that arose prior to the effective date of the Plan of Reorganization (“Effective Date”), except as expressly set forth in the Plan of Reorganization.
The Plan of Reorganization contemplated that certain prepetition liabilities of Aegerion would continue to be obligations of Aegerion, notwithstanding the general discharge of all prepetition claims against Aegerion. Specifically, the Plan of Reorganization contemplated the following post-Effective Date liabilities: (i) in satisfaction of certain of its prepetition secured debt obligations, Aegerion entered into a new secured term loan debt facility in the amount of $81,020,618.73 with interest accruing at (a) 11% per annum paid in cash on a quarterly basis; or (b) 6.5% per annum paid in cash plus 6.5% per annum paid in kind on a quarterly basis; (ii) in satisfaction of certain prepetition liabilities, Aegerion issued $125 million in Convertible Notes; (iii) Aegerion assumed certain prepetition contracts (including all pre- and post-petition associated liabilities) with trade creditors providing goods and services to Aegerion; and (iv) Aegerion excepted from discharge its obligations to indemnify, defend, reimburse, exculpate, advance fees and expenses to, or limit the liability of directors, officers or employees of Aegerion, or any of Aegerion’s subsidiaries, who served in such capacity after Aegerion’s bankruptcy petition. In addition, prior to the bankruptcy proceedings, Aegerion entered into 38 settlement agreements with governmental entities (including the Department of Justice (“DOJ”) and the FDA)

in connection with the JUXTAPID investigations. These settlement agreements require Aegerion to pay specified fines and engage in extensive regulatory compliance efforts. The Plan of Reorganization provided that each of these settlement agreements were assumed by Aegerion pursuant to the Plan of Reorganization and would therefore continue to constitute obligations of Aegerion after the Effective Date. Following the Acquisition, we are subject to the obligations levied by these settlement agreements as well as the other liabilities that survived the bankruptcy cases. This may result in unanticipated costs and may harm our financial condition, results of operations and prospects.
We face potential product liability exposure, and if claims are brought against us, we may incur substantial liability.
The use of any product in clinical trials or early access programs, and the sale and use of any product for which we have obtained marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:
•	decreased demand or coverage for our products;
•	impairment of our business reputation and exposure to adverse publicity;
•	warnings on product labels;
•	withdrawal of clinical trial participants;
•	substantial monetary awards to trial participants or patients;
•	significant time and costs to defend the related litigation;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	loss of revenues; and
•	the inability to successfully commercialize our products.
Although we have obtained product liability insurance coverage for both our clinical trials and our commercial exposure, this insurance coverage may not be sufficient to reimburse us for expenses or losses that we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against potential liability. If a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as pay uncovered damages awards resulting from a claim brought successfully against us and these damages could be significant and have a material adverse effect on our financial condition. On occasion, large judgments have been awarded in class action lawsuits relating to drugs that had unanticipated side effects or warnings found to be inadequate. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A product liability claim or series of claims brought against us could harm our reputation and cause the price of our securities to decline and, if the claim is successful and judgments exceed our insurance coverage, it could have a material adverse impact on our business, financial condition, results of operations and prospects.
Adverse events involving any of our products and product candidates may lead the FDA, the EMA or other regulatory authorities to delay or deny clearance for our products or result in product recalls that could harm our reputation, business and financial results.
The FDA and the EMA, as well as similar governmental authorities in other jurisdictions, have the authority to require the recall of certain commercialized products in the event of adverse side effects, material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of adverse side effects, impurities or other product contamination, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products or product candidates would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. A recall announcement could harm our reputation with customers and negatively affect our sales, if any.

Our future success depends on our ability to hire and retain key executives and to attract, retain and motivate qualified personnel.
Our future success depends on our ability to attract and retain key management personnel, scientific and technical personnel, particularly in the biopharmaceutical industry. Our ability to continue our operations and implement our strategy depends upon retaining, recruiting and motivating employees, especially with respect to our management team and research personnel. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense, especially in Germany, Ireland, and Boston, Massachusetts, where we maintain our principal operations. We have entered into employment agreements with executive officers and other key employees, but any employee may terminate his or her employment at any time or may be unable to continue in his or her role. The loss of any executive or key employee, or an inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that could significantly impede our ability to achieve our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.
We expect that certain U.S. federal income tax rules regarding “inversion transactions” will apply to us, which could result in adverse U.S. federal income tax consequences.
We believe that we are a “surrogate foreign corporation” and that Aegerion is an “expatriated entity,” within the meaning of section 7874 of the U.S. Internal Revenue Code of 1986, as amended (“Code”), as a result of the Acquisition. We are a surrogate foreign corporation with respect to Aegerion if (1) pursuant to a plan, we complete the direct or indirect acquisition of substantially all of the properties held, directly or indirectly, by Aegerion, (2) after the acquisition at least 60% of our stock (by vote or value) is held by former shareholders and certain creditors of Aegerion by reason of their holding Aegerion stock or debt obligations (such percentage held by such persons being the “Section 7874 Percentage”), and (3) after the Acquisition, the expanded affiliated group that includes Amryt, Aegerion and their respective more-than-50% controlled subsidiaries (“Enlarged Amryt Group”) does not have substantial business activities in the United Kingdom relative to the group’s worldwide business activities.
If the Section 7874 Percentage is at least 60% but less than 80% and we are a surrogate foreign corporation with respect to Aegerion, several limitations apply to Aegerion, including, but not limited to, the prohibition, for a period of ten years, of the use of net operating losses, foreign tax credits and other tax attributes to offset the income or gain recognized by reason of transfer of any property to a foreign related person or to offset any income received or accrued during such period by reason of our license of any property to a foreign related person and an additional minimum tax under Section 59A of the Code on certain “base eroding” payments to members of the Enlarged Amryt Group that are foreign corporations. In addition, under section 4985 of the Code and the rules related thereto, an excise tax at a rate of currently 20% is imposed on the value of certain share compensation held directly or indirectly by certain “disqualified individuals” (including certain of our officers and directors).
If the Section 7874 Percentage is at least 80% and we are a surrogate foreign corporation with respect to Aegerion, we will be treated as a U.S. domestic corporation, regardless of the fact that we are also incorporated in England and Wales, and managed and controlled in the United Kingdom, and therefore generally classified as a UK corporation for UK tax purposes. If we were treated as a U.S. domestic corporation, our entire net income would be subject to U.S. federal income tax on a net income basis and would be determined under U.S. federal income tax principles.
While we expect to be treated as a surrogate foreign corporation for U.S. federal income tax purposes, we believe that the Section 7874 Percentage with respect to Aegerion is less than 80%. We therefore do not expect to be treated as a U.S. domestic corporation for U.S. federal income tax purposes. Determining the Section 7874 Percentage, however, is complex and subject to factual and legal uncertainties. As a result, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusions regarding the Section 7874 Percentage. Holders are urged to consult their own tax advisors regarding the potential application of section 7874 of the Code and its potential tax consequences. A determination by the IRS that we are a U.S. domestic corporation for the purposes of section 7874 of the Code may have material adverse effects on the business, financial condition, results of operations and prospects of the Enlarged Amryt Group.

Our global operations subject us to significant tax risks.
We are subject to tax rules in the jurisdictions in which we operate. Changes in tax rates, tax relief and tax laws, changes in practice or interpretation of the law by the relevant tax authorities, increasing challenges by relevant tax authorities or any failure to manage tax risks adequately could result in increased charges, financial loss, penalties and reputational damage. Tax authorities may actively pursue additional taxes based on retroactive changes to tax laws which could result in a material restatement to its tax position. Any of these factors could have a negative impact on our business, financial condition, results of operations and prospects.
Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability in international markets and create significant currency fluctuations, and could materially and adversely affect our business, financial condition and prospects.
In June 2016, the United Kingdom voted in an advisory referendum to leave the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom formally notified the Council of the European Union of its intention to leave the European Union. Following negotiations on the terms of the United Kingdom’s exit from the European Union, the UK parliament, the European Council, the European Commission (“EC”) and the UK Prime Minister signed the Withdrawal Agreement on January 24, 2020. The Withdrawal Agreement was approved by the European parliament and ratified by the United Kingdom on January 29, 2020 and concluded by the Council of the European Union on January 30, 2020. Under the Withdrawal Agreement, the United Kingdom left the European Union at 11:00 p.m. GMT on January 31, 2020. Thereafter, the United Kingdom will remain within the European Union single market and customs union for a transitional period through December 2020, by virtue of transitional arrangements included in the Withdrawal Agreement. These arrangements may be extended beyond 2020 if both the United Kingdom and the European Union agree to an extension before the end of June 2020.
These developments or the perception that any of them could occur may have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the UK financial and banking markets, as well as on the regulatory process in Europe. Asset valuations and currency exchange rates may also be subject to increased market volatility as a result of different factors, including those relating to the COVID-19 pandemic.
If the United Kingdom and the European Union are unable to negotiate an acceptable long-term trade agreement, barrier-free access between the United Kingdom and other member states of the European Union (“EU Member States”), or among the European Economic Area overall, could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the European Union and, in particular, any arrangements for the United Kingdom to retain access to European Union markets after 2020.
The ultimate impact of Brexit on our business operations could vary depending on the details of the separation agreement and, while negotiations are still underway, Brexit could significantly affect the fiscal, monetary and regulatory landscape in the United Kingdom, and could have a material impact on its economy and the future growth of its various industries, including the pharmaceutical and biotechnology industries. Further, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replace or replicate. Given the lack of comparable precedent, it is unclear what financial, trade, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us. Any of the effects of Brexit could have a material adverse effect on our business, financial condition, results of operations and prospects.
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have operations in Ireland, the United Kingdom, the United States, Germany, Switzerland, Brazil, France, Italy, Spain and other select markets throughout the world. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the U.S. dollar, our reporting currency, and the Euro, may adversely affect us. In the year ended December 31, 2019, 3.9% of our sales were denominated in pound sterling (£), 57.2% of our sales were denominated in U.S. dollars, 35.5% were denominated in Euros and the balance was denominated in other currencies. As a result, strengthening of the Euro or pound sterling relative to the U.S. dollar presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
In addition, economies in Central European and Latin American countries have periodically experienced high rates of inflation. Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses (excluding currency losses and changes in deferred tax) is denominated in U.S. dollars or Euros, the relative movement of inflation significantly affects our results of operations. Inflation also is likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our customers and, as a result, may reduce our profitability. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our business. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, or results of operations or materially adversely affect the market price of our securities.
The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to its operations, a compromise or corruption of confidential information, exposure to legal and regulatory action, or damage to our patient, partner or employee relationships, any of which could subject us to loss and reputational harm.
A cyber incident is considered to be any event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about patients, suppliers, partners or employees. A number of companies have recently experienced serious cyber incidents and breaches of their information technology systems. Cyber incidents pose risks both to our internal systems and to those we have outsourced operations to, including the risk of operational interruption, damage to our reputation and relationships with patients, partners and employees, and private data exposure. We have implemented processes, procedures and controls to help mitigate these risks. However, these measures, as well as an increased awareness of the risk of a cyber incident, do not guarantee that our reputation, operations and financial results will not be adversely affected by such an incident.
In the ordinary course of business, we collect and store sensitive data, including intellectual property, proprietary business information and patient data. This data includes, where required or permitted by applicable laws, personally identifiable information. Certain third parties with whom we contract also collect and store data related to clinical trial subjects and patients. The secure maintenance of this information is critical to our operations and business strategy. Despite our current security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise information stored on networks or those of our partners. Any access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, recovery costs, disruption of operations, including delays in our regulatory approval efforts, and damage our reputation, which could adversely affect our business.
The outbreak of COVID-19 could adversely impact our business, including our preclinical studies and clinical trials.
Since a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was first reported in December 2019, the disease has spread across the world, including countries in which we have planned or active clinical trial sites. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. In response to the spread of COVID-19, we have closed our executive offices with our administrative employees continuing their work outside of our offices and limited the number of staff in any given manufacturing facility. As COVID-19 continues to spread around the globe, we may experience disruptions that could affect our business, preclinical studies and clinical trials, including:
•
unsuccessful and/or untimely completion of preclinical and clinical development of our product candidates and any other future candidates, as well as the associated costs, including any unforeseen costs we may incur as a result of preclinical study or clinical trial delays;

•	delays or difficulties in initiating, enrolling, conducting or completing our planned and ongoing clinical trials;
•
risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•
existing patients with serious diseases included in our clinical trials may die as a result of contracting COVID-19 or suffer other adverse medical events for reasons that may not be related to our products or candidates;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•	healthcare budgets may be adversely affected and as a result, funding may not be available to pay for our products;
•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•
interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state or local governments, employers and others or interruption of clinical trial subject visits and study procedures (such as pre-planned clinical trial assessments), which may impact the integrity of subject data and clinical study endpoints;

•
limitations in employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;
•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;
•
suspension or termination of a clinical trial by us, by the Institutional Review Boards (“IRBs”) of the institutions in which such trial is being conducted, by a DSMB for such trial or by the FDA, the EMA or comparable foreign regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects;

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States;
•
changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•
delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•
impairment of our operations, including among others, employee mobility and productivity, availability of facilities, conduct of clinical trials, manufacturing and supply capacity, disruption of our supply chain, availability of shipping and distribution channels, restrictions on import and export regulations and the availability and productivity of third party service suppliers;

•	incurrence of delays in the delivery of our products or our inability to deliver products to our patients;
•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials; and

•	disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital should we have specific strategic considerations which require it.
The global pandemic of COVID-19 continues to evolve rapidly. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, preclinical studies, clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.
Risks Related to Acquisitions, Including our Acquisition of Aegerion
We have faced, and we may continue to face, challenges integrating the businesses and operations of our company and Aegerion and, as a result, may not realize the expected benefits of the Acquisition.
Integrating the businesses of our company and the significantly larger business of Aegerion is a complex process. At June 30, 2019, shortly before completion of the Acquisition, Aegerion had total assets of $322.6 million compared to our total assets of $75.4 million. We cannot guarantee that the integration of our business with Aegerion’s will be completed successfully or that we will be able to achieve any of the anticipated benefits. In order for the integration to be successful, we must maintain our and Aegerion’s prior regulatory relationships, clinical trials, product initiatives, license, service and DOJ agreements and their related obligations. We must also undertake certain actions required to maintain manufacturing, supply and distribution processes. While we have made significant progress, we may not be able to successfully integrate the businesses of our company and Aegerion, and even if successful, the integration may be costly and time consuming, and the anticipated synergies may not be realized, either of which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
Any future acquisitions we make may expose us, to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.
As a part of our growth strategy, we may make additional acquisitions of complementary businesses. Any future acquisition will involve numerous risks and operational, financial and managerial challenges, including the following, any of which could adversely affect our business, financial condition or results of operations:
•	limited support and user knowledge for legacy systems of acquired companies;
•	problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;
•	difficulties in managing geographically dispersed operations, including risks associated with entering foreign markets in which we have no or limited prior experience;
•	underperformance of any acquired technology, product or business relative to our expectations and the price we paid;
•	negative near-term impacts on financial results after an acquisition, including acquisition-related earnings charges;
•	the potential loss of key employees, customers and strategic partners of acquired companies;
•	claims by terminated employees and shareholders of acquired companies or other third parties related to the transaction;
•	the assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;
•	the issuance of equity securities to finance or as consideration for any acquisitions that dilute the ownership of our shareholders;
•
any collaboration, strategic alliance and licensing arrangement may require us to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;

•	diversion of management’s attention and company resources from existing operations of the business;
•	inconsistencies in standards, controls, procedures and policies;
•	the impairment of intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies;
•	assumption of, or exposure to, historical liabilities of the acquired business, including unknown contingent or similar liabilities that are difficult to identify or accurately quantify;
•
our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

•	risks associated with acquiring intellectual property, including potential disputes regarding acquired companies’ intellectual property.
There can be no assurance that any of the acquisitions we may make will be successful or will be, or will remain, profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
If intangible assets and goodwill that we record in connection with our acquisitions become impaired, we may have to take significant charges against earnings.
In connection with the accounting for our acquisitions, a significant value may be recognized in respect of intangible assets, including developed technology and customer relationships relating to the acquired product lines, and goodwill. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of intangible assets and goodwill has been impaired. Intangible assets and goodwill will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of intangible assets and goodwill will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.
Risks Related to the Commercialization of our Products
Our assumptions and estimates regarding prevalence and the addressable markets for our products and product candidates may be inaccurate. If there are fewer actual patients than estimated, or if any product approval is based on narrower definitions of patient populations, our revenues and cash position could be materially and adversely affected.
The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There is no patient registry or other method of establishing with precision the actual number of HoFH, GL and PL, or EB patients in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with lomitapide and metreleptin worldwide.
In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for lomitapide, metreleptin, AP101 or AP103, or our other or future product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our products may not gain market acceptance, in which case we may not be able to generate product revenues.
Physicians, healthcare providers, patients, payers or the medical community may not accept or use our approved products. Efforts to educate the medical community and third-party payers on the benefits of the products may require significant resources and may not be successful. Notwithstanding the level of revenues historically generated from the sale of lomitapide and metreleptin, if any of our existing marketed products or product candidates do not achieve an adequate level of acceptance, we may struggle to continue to generate significant product revenues and may not in the future generate any profits from operations. The degree of market acceptance will depend on a variety of factors, including, but not limited to:
•
whether clinicians and potential patients perceive product candidates to have better efficacy, safety, tolerability profile and ease of use, when compared with the products marketed by our competitors and the prevailing standard of care (“SOC”);

•	the timing and location of market introduction of any approved products;
•	our ability to provide acceptable evidence of safety and efficacy;
•	the frequency and severity and causal relationships of any side effects and a continued acceptable safety profile following approval;
•	relative convenience and ease of administration;
•	cost effectiveness;
•	patient diagnostics and screening infrastructure in each market;
•	marketing and distribution support;
•	the availability of healthcare coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers, both public and private; and
•	competition from other therapies.
We face significant competition from other biotechnology and pharmaceutical companies.
The specific markets in which we operate are highly competitive and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. We may be forced to either lower the selling prices of our products in response to competitor pricing or lose patients who choose lower-priced products. Many of our competitors are larger, have greater financial resources and a lower cost structure. As a result, our competitors may be better equipped to withstand changes in economic and industry conditions. These competitors currently engage in, have engaged in or may in the future engage in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with our products. Competition may also arise from, among other things, other drug development technologies, methods of preventing or reducing the incidence of disease, including vaccines and new small molecule or other classes of therapeutic agents. Smaller or early stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to our products in countries where we do not have patent coverage, Orphan Drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.
A significant competitor to our lomitapide product is a class of drugs known as PCSK9 inhibitors. One PCSK9 inhibitor is currently approved and commercialized in the European Union and the United States for the same treatment indication as lomitapide. Sales of this PCSK9 inhibitor compete with sales of lomitapide and we expect that this product will continue to compete with lomitapide. In addition, one of our competitors, Regeneron Pharmaceuticals Inc., is developing Evinacumab for the treatment of HoFH and also for hypertriglyceridemia. Recent Phase 3 clinical data in HoFH have demonstrated a promising efficacy and safety profile. Although the drug is administered by intravenous infusion, if it is approved, physicians may consider use of this product in HoFH patients before initiation of lomitapide treatment. Other competitors may succeed in developing, acquiring or licensing additional pharmaceutical products that are introduced into the market and that are more effective, have a more favorable safety profile, or are less costly than our products.
Although MYALEPT is the first and only product approved in the United States for the treatment of complications of leptin deficiency in patients with GL, there are a number of therapies approved to treat these complications independently that are not specific to GL. MYALEPTA also faces competition in the European

Union, both for the treatment of GL and PL. Our competitors are also developing products, which, if approved, and depending on the labelled indication, could potentially compete with metreleptin.
Although there are no approved products in the United States and the European Union for the treatment of EB, our competitors are developing products, which, if approved, and depending on the labelled indication, could potentially compete with AP101.
Other competitors may succeed in developing, acquiring or licensing additional pharmaceutical products that are introduced into the market and that are more effective, have a more favorable safety profile, or are less costly than our products. If we do not compete successfully, our operating margins, financial condition and cash flows could be adversely affected.
We commercialize our products through both a direct sales force and through strategic relationships with third parties for commercialization, distribution, sales and marketing in certain jurisdictions. If we are unable to adequately develop and maintain our sales, marketing and distribution capabilities or enter into business arrangements, we may not be successful in commercializing our product candidates.
We sell lomitapide and metreleptin directly in the United States using our own marketing and sales resources and also market and sell, or plan to market and sell, our products directly in certain key countries outside the United States where such products are, or may be, approved using country managers or local distributors to the extent rights to commercialize such products are not out-licensed. We sell metreleptin in other countries including: Italy, Greece, France, Germany, United Kingdom, Spain, Portugal, Saudi Arabia, Israel, Turkey, Oman, Qatar, Bahrain/UAE, Colombia and Argentina. Metreleptin was out-licensed to Shionogi & Co. Ltd. (“Shionogi”) in Japan. We sell lomitapide in the Netherlands, Germany, Spain, Greece, Italy, United Kingdom, Sweden, Norway, Denmark, Lithuania, France, Hungary, Qatar, Kuwait, Saudi Arabia, Brazil, Colombia and Argentina. We also out-licensed lomitapide for sale by Recordati Rare Diseases Inc. (“Recordati”) in Japan. Lomitapide is also sold, on a named patient sales basis, in Brazil and in a limited number of other countries outside the United States where such sales are permitted before local regulatory approval is obtained as a result of the approval of lomitapide in the United States or the European Union. We use third parties to provide sales, warehousing, shipping, third-party logistics, invoicing, collections and other distribution services on our behalf in connection with the sale of its products globally. For example, there is currently a contract with a single specialty pharmacy distributor in the United States for the distribution of lomitapide and metreleptin, a single distributor in Brazil for both products, and single distributors, third-party logistics providers, importers and/or specialty pharmacies in certain other countries, including the European Union. We have entered into or may selectively seek to establish sales, distribution and similar forms of arrangements to grow revenue in existing territories and gain access to new territories and to reach patients in certain geographies that we do not believe can be cost-effectively addressed with our own sales and marketing capabilities. If we are unable to establish, maintain and finance the capabilities to sell, market and distribute our products, either through our own capabilities or through arrangements with third parties, and to effectively manage those third parties, or if we are unable to enter into distribution agreements in countries that we do not believe can be cost-effectively addressed with our own sales and marketing capabilities, we may not be able to successfully sell our products. We cannot guarantee that we will be able to establish, maintain and finance our own capabilities or to enter into and maintain favorable distribution agreements with third parties on acceptable terms, if at all.
To the extent that we enter into arrangements with third parties to perform sales, marketing or distribution services, the product revenues or the profitability of these product revenues may be lower than if we were to commercialize the products on our own. We will have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market the products effectively, and may also, despite our compliance diligence reviews, audits and training, engage in non-compliant activities that, directly or indirectly, impact the use or sales of the products or damage our relationships with relevant stakeholders. Any performance failure, inability or refusal of our specialty pharmacy distributors, or third-party service providers to perform, or any failure to renew existing agreements on favorable terms, or at all, could cause serious disruption and impair our commercial or named patient sales of the products, which may have a material adverse effect on our business, financial condition and results of operations. Furthermore, the expenses associated with maintaining sales force and distribution capabilities may continue to be substantial compared to the revenues we generate. If we are unable to establish and effectively maintain adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenues, which may have a material adverse effect on our business, financial condition, results of operations and prospects. See “—Risks Related to our Reliance on Third Parties.”
The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.
The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payers is essential for many patients to be able to afford prescription medications such as our products and potential product candidates, assuming regulatory approval is obtained. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will affect the success of our approved products and product candidates. Assuming we obtain coverage for our product candidates by third-party payers, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU Member States, or elsewhere will be available for the product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
Further, it is possible that a third-party payer may consider our product candidates as substitutes and only offer to reimburse patients for a less expensive product. Even if we show improved efficiency or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing SOC, the pricing of existing therapies may still limit the amount we could charge. Third-party payers may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.
Outside the United States, the success of our products and operations is subject to extensive governmental price controls and other market regulations which may materially and adversely affect our ability to generate commercially reasonable revenue and profits.
Our operations are subject to extensive governmental price controls and other market regulations in the United Kingdom and other countries outside of the United States. The increasing emphasis on cost-containment initiatives in the various EU Member States and other countries can put pressure on the pricing and usage of currently marketed products and product candidates in the future. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our currently marketed products and our product candidates in the future may be reduced and may be insufficient to generate sufficient revenues and profits. Moreover, increasing efforts by governmental and third-party payers in the United States and abroad to control healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products, or any other product candidates we may develop in the future.
A number of adverse effects have been reported in clinical trials for metreleptin and lomitapide, and the prescribing information for each of lomitapide and metreleptin contains significant limitations on use and other important warnings and precautions, any of which could negatively affect the market acceptance, dropout rates and marketing approval for these products, and post-marketing commitments could identify additional adverse events and safety or efficacy risks, which could further harm our business.
The prescribing information for lomitapide in the United States and the European Union and in other countries in which lomitapide is approved contains significant limitations on use and other important warnings and precautions, including, but not limited to, a boxed warning in the JUXTAPID U.S. labeling, additional monitoring which is identified by a black inverted triangle in the product information for LOJUXTA in the European Union, warnings in the prescribing information for LOJUXTA citing concerns over liver toxicity associated with use of lomitapide and a U.S. Risk Evaluation Mitigation Strategy (“REMS”) program. The prescribing information for metreleptin in the United States and European Union contains important warnings and precautions, including but not limited to, a boxed warning on the MYALEPT label in the United States, citing the risk of anti-metreleptin antibodies with neutralizing activity, risk of lymphoma and a U.S. REMS program. As with the U.S. label, the MYALEPTA Summary of Product Characteristics in the European Union notes that the consequences of neutralizing antibodies with respect to the loss of efficacy or serious or severe infections is not well characterized but could reduce how well the leptin found naturally in the body works or how well MYALEPTA works.
Patients reported various adverse reactions in the Phase 3 study of lomitapide, including reports of gastrointestinal events by 93% of patients, and in the HoFH clinical trial, including diarrhea, nausea, vomiting, dyspepsia, abdominal pain, weight loss, abdominal discomfort, abdominal distension, constipation, flatulence, increased alanine aminotransferase, chest pain, influenza, nasopharyngitis, and fatigue. Elevations in liver enzymes and hepatic (liver) fat were also observed.
GL patients in the Phase 3 study of metreleptin reported various adverse drug reactions, including weight loss, hypoglycemia, decreased appetite, fatigue, neutralizing antibodies and alopecia. Additionally, although none were assessed as drug related, there were four reported treatment-emergent deaths over the course of the 14-year study duration. Upon further investigation, these reports were consistent with the underlying morbidity of lipodystrophy and included renal failure, cardiac arrest (with pancreatitis and septic shock), progressive end-stage liver disease (chronic hepatic failure), and hypoxic-ischemic encephalopathy. In the open-label, long-term, investigator-sponsored study of metreleptin for the treatment of metabolic disorders associated with lipodystrophy syndromes (initiated in 2000 and conducted at the National Institutes of Health (“NIH”)), there were two cases of peripheral T-cell lymphoma and one case of a localized anaplastic lymphoma (kinase-positive anaplastic large cell lymphoma, which is a type of T-cell lymphoma). Both of the cases of peripheral T-cell lymphoma were reported in patients with acquired GL, and both had evidence of pre-existing lymphoma and/or bone marrow/hematologic abnormalities before metreleptin therapy. A third case of anaplastic large cell lymphoma occurred in the context of a specific chromosomal translocation.
These adverse events, coupled with the boxed warnings and other label restrictions, could cause healthcare providers, regulators and patients or potential patients to view the risks associated with our products as outweighing the benefits. This could cause patients to discontinue use and limit the number of new patients, thereby negatively affecting our business, financial condition, results of operations and prospects. In addition, as part of the post-marketing commitment to the FDA for both lomitapide and metreleptin, we are conducting post-marketing registries to better understand their long-term safety and effectiveness. For lomitapide, we are conducting an observational cohort study to better understand the long-term safety, patterns of use, compliance and long-term effectiveness of controlling LDL levels. For metreleptin, we are conducting a long-term, prospective, observational study (product exposure registry) to identify and better understand any serious risks related to the use of the product. Finally, we are conducting sequential programs to expand the understanding of metreleptin immunogenicity and manufacturing. The final program regarding the immunogenicity of metreleptin was initiated in 2018, and the two final post-marketing studies related to the manufacturing of metreleptin are expected to be completed by the deadlines set by the FDA. In addition, we are working to implement post-marking commitments in the European Union for metreleptin, including a pediatric study in GL patients, an immunogenicity program, a post-approval study in PL and a European product exposure registry. A failure to meet post-marketing commitments to the FDA, the EMA or other regulatory authorities could impact the ability to continue to market lomitapide or metreleptin, respectively, in countries where we are unable to meet such commitments.
In the course of conducting observational cohort studies, additional clinical studies (such as pursuant to a pediatric investigation plan (“PIP”) in the European Union), post-marketing surveillance, or re-evaluation of any completed clinical study data could identify, additional safety information on known or unknown side effects or new undesirable side effects caused by our products or product candidates, or the data may raise other issues with respect to the products. In such instances, a number of potentially significant negative consequences could result, including:
•	we may experience a negative impact on market acceptance and increased dropout rates;
•	regulatory authorities may suspend, withdraw or alter their approval of the relevant product;

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regulatory authorities may require the addition of labeling statements, such as warnings or contraindications or distribution and use restrictions such as, for example, the modifications to the JUXTAPID label to include language instructing patients to cease therapy upon the occurrence of severe diarrhea;

•	regulatory authorities may issue, or require us to issue additional specific communications such as safety alerts, field alerts, or “Dear Doctor” letters to healthcare professionals;
•	regulatory authorities may require us to recall, withdraw, or stop selling a product or take other enforcement action;
•	we may receive negative publicity;
•	we may be required to change the way the relevant product is administered, conduct additional preclinical studies or clinical trials or restrict the distribution or use of the relevant product;
•	patients could suffer harm, and we could be sued and held liable for harm caused to patients;
•	the regulatory authorities may require us to amend the relevant REMS program, Risk Management Plan or comparable equivalent; and
•	our reputation may suffer.
Any known safety concerns for our products or product candidates, or any unknown safety issues that may develop or be discovered, including drug interaction problems or an increase in the severity or frequency of known adverse events or the discovery of previously unknown adverse events, or the evaluation or reevaluation of study data, could prevent us from achieving or maintaining market acceptance of the respective product, affect our ability to obtain or retain regulatory marketing approval of the respective product in one or more countries, result in onerous restrictions on such approval or the implementation or modification of the REMS programs (if applicable) or risk management plans for our products, or any other enforcement actions, result in claims, lawsuits and increased regulatory scrutiny, and affect our ability to achieve our financial goals.
Enacted and future legislation and related regulations may increase the difficulty and cost for us to commercialize metreleptin or lomitapide or development candidates and may affect the prices we are able to obtain for our products, if and where approved.
In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that restrict or regulate post-approval activities, which may affect our ability to profitably sell our products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot predict whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes for the products may be. In addition, increased scrutiny by Congress of the FDA’s approval process may subject us to more stringent product labeling, post-marketing testing and other requirements. In May 2019, the Centers for Medicare and Medicaid Services adopted a final rule permitting Medicaid Part D plans to apply certain utilization controls on new starts of protected class drugs.
In the United States, most outpatient prescription drugs, including MYALEPT and JUXTAPID, may be covered under Medicare Part D. Medicare Part D prescription drug plans are authorized to use formularies where they can limit the number of drugs that will be covered in any therapeutic class and impose differential cost sharing or other utilization management techniques. The possibility that our products and product candidates will be subject to such formularies places pressure on them to contain and reduce costs, which could negatively impact our commercialization efforts. Changes to Medicare Part D, which give plans more freedom to limit coverage or manage utilization, and other cost reduction initiatives in the program could decrease the coverage and price that we receive for any approved products, and could be detrimental to our business.

The Patient Protection and Affordable Care Act (“PPACA”) (as amended by the Health Care and Education Reconciliation Act of 2010) substantially changed the way healthcare is financed by both governmental and private insurers. The law contains a number of provisions that affect coverage and reimbursement of drug products and that could potentially reduce the demand for our products, such as:
•	increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care; and
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requiring drug manufacturers to provide a 50% discount on Medicare Part D brand name prescription drugs sold to Medicare beneficiaries whose prescription drug costs cause the beneficiaries to be subject to the Medicare Part D coverage cap (i.e., the so-called donut hole).

Modifications to or repeal of all or certain provisions of the PPACA has been a considerable focus of President Trump’s administration, and certain changes have already been approved and other changes may be pursued. We cannot predict the ultimate content, timing or effect of any changes to the PPACA or other federal and state reform efforts. There is no assurance that federal or state healthcare reform will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative, judicial or administrative changes relating to healthcare reform will affect our business.
Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed, as part of any broader deficit reduction effort or legislative replacement to current laws or regulations, could have an adverse impact on our results of operations. In addition, countries outside the United States may make changes to their healthcare systems, which may in the future affect the revenue generated from sales of lomitapide and metreleptin or any of our future commercial products.
Recent legislation and proposed federal regulations and guidance may permit reimportation of drugs from foreign countries into the United States where the drugs are sold at lower prices and this may adversely affect our operating results and overall financial condition.
The U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) contains provisions that may change importation laws and expand pharmacists’ and wholesalers’ abilities to import lower-priced versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will only take effect if the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public’s health and safety. We do not know the timing and likelihood of this certification.
In December 2019, the U.S. Department of Health and Human Services and the FDA issued a proposed rule and draft guidance concerning two new pathways for importing lower-cost drugs into the United States. The proposed rule, if finalized, would allow certain prescription drugs to be imported from Canada, but would not permit the import of biologics. The draft guidance describes procedures for drug manufacturers to facilitate the importation of FDA approved drugs and biologics manufactured abroad and originally intended for sale in a foreign country in the United States.
If distributors or other purchasers of MYALEPT or JUXTAPID in the United States are able to import lower-priced products from countries outside the United States that place price controls on pharmaceutical products, this may result in a negative impact on the revenues of our products. In addition, some state governments have implemented importation schemes for their citizens and, in the absence of federal action to curtail such activities, other state governments may launch importation efforts.
The reimportation of metreleptin or lomitapide into the U.S. market from a foreign market may negatively impact our revenues and anticipated financial results.
Although the European Union does not permit the re-importation of medicinal products from outside the European Union, parallel trade between EU Member States is possible and can result in third party imports from EU Member States offering lower prices for a product into those reimbursing products at higher costs.
We rely on named patient sales of our products in certain territories, but there are no assurances that named patient sales of our products will continue at current levels, or at all.
In Brazil, Turkey and a limited number of other countries where permitted based on U.S. or EU approval, metreleptin and lomitapide are available on a named patient sales or similar basis. Named patient basis means physician-requested treatment for patients in territories where marketing authorization has not yet occurred. There is no assurance that named patient sales will continue to be authorized in any particular country. Even if they are authorized, we will likely not be permitted to promote, market or otherwise engage in proactive selling activities for products sold on a named patient basis, which makes named patient sales much less predictable, and susceptible to unexpected decreases. If violations of any laws or governmental regulations are found to have occurred in connection with our products significant criminal or civil lawsuits may be filed, or investigations may be commenced. For example, in Brazil, under certain circumstances, we could be barred from further named patient sales of their products to federal or state governments in Brazil due to penalties imposed by Brazilian regulatory authorities or through civil actions initiated by federal or state public prosecutors, or we could face administrative penalties imposed by Brazilian regulatory authorities and additional damages and fines. It is believed that the investigations in respect of Aegerion in Brazil have contributed to a slower turnaround between price quotation and orders, including reorders, from the federal government, and, in some cases, delays in orders and reorders from the government of the State of São Paulo after a patient has obtained access to JUXTAPID through the judicial process. These delays may continue, and we may experience other delays or suspensions of the ordering process. Similarly, there has been, and may continue to be, some reluctance by physicians to prescribe JUXTAPID, and some patients to take or stay on JUXTAPID, while the investigations are ongoing, particularly given that some of the investigators in Brazil made formal inquiries of certain prescribers of JUXTAPID, and there has been significant local media coverage of such inquiries and Aegerion’s past activities in Brazil. Further, in October 2017, a new set of regulatory requirements governing use of product candidates was published in Brazil which has added complexity to the process for the purchase, on a named patient basis, of drugs which have not received regulatory and/or pricing and reimbursement approval in Brazil, such as metreleptin and lomitapide, which has, along with the ongoing court proceeding, resulted in delays in the receipt of orders from Brazil for existing metreleptin and lomitapide patients. We believe that this has led certain patients to discontinue therapy with metreleptin and lomitapide. Aegerion filed in Brazil for regulatory approval for JUXTAPID in August 2018. However, the approval process can be lengthy, even with the new regulation that aims at expediting the review process of new drugs for the treatment of rare diseases, and there is no guarantee that we will be able to obtain such approval. As a result, we may have to rely on our ability to generate named patient sales for a considerable amount of time, or indefinitely. These factors could significantly negatively affect product revenues from named patient sales of products in Brazil.
We do not know the full extent of the impact that the approval of PCSK9 inhibitor products in the United States, or the approval of a PCSK9 inhibitor product, will have on the named patient sales of lomitapide in Brazil or other countries. We also do not know whether we will be permitted to sell metreleptin or lomitapide on a named patient basis in any additional countries. In certain countries, we may decide not to pursue named patient sales even if permitted. Even if named patient sales (or equivalent sales) are permitted in a certain country, and we elect to make metreleptin or lomitapide available on such basis, there is no guarantee that physicians in such country will prescribe the product, which they can only do if they proactively reach out to us or our distributors and also undertake the effort, time and cost of following the stringent local requirements to get their patient on therapy on a named patient basis, and that patients will be willing to start and adhere to therapy, or that the country will pay for the product at all, or at a level that is acceptable to us, without delay or imposing other hurdles on payment. These risks may be heightened in Brazil for the reasons outlined above and also in light of the 2016 approval of a PCSK9 inhibitor product in Brazil.
Further, there are countries where we choose to make our products available under an expanded access program at no cost prior to approval in such countries. There is no assurance that we will be able to obtain marketing approval or reimbursement at all or at acceptable levels or to maintain reimbursement for our products in any country where we have expanded access programs or that patients on such programs will convert to commercial product even if we do obtain requisite approvals. In certain countries where we seek reimbursement for the product during the pre-approval phase, we are able to establish the price for the product, while in other countries we need to negotiate the price. Such negotiations may not result in a price acceptable to us, in which case we may elect not to distribute the products in such country prior to approval or it may curtail distribution. Our expanded access program may result in significant expenses and may not result in expected future sales at desired levels or at all, and could negatively impact our financial results.

Risks Related to Clinical Development
If we are unable to complete clinical development of AP101, or experience significant delays in doing so, our business could be materially harmed.
Our lead product candidate, AP101, is currently in a pivotal Phase 3 trial (EASE) to assess its efficacy and safety in treating patients with severe EB. In January 2019, we reported the outcome of an unblinded interim efficacy analysis, at which point the DSMB recommended continuing the EASE trial and increasing enrollment from 182 patients to 230 evaluable patients to maintain adequate statistical power. We expect to report topline results from the EASE trial in the second half of 2020.
The EASE trial requires the investment of substantial expense and time, and it may be subject to significant delays relating to various causes, including difficulties in identifying and enrolling additional patients who meet trial eligibility criteria, failure of patients to complete the clinical trial, unexpected adverse events and failure to achieve specified endpoints. If we are unable to complete the EASE trial and any required additional testing of AP101 in a timely manner or at all, it will be difficult or impossible for us to receive regulatory approval and we will be unable to commercialize AP101. Moreover, the continuation of the EASE trial does not guarantee that we will successfully further develop, commercialize or receive regulatory approval for AP101. Our inability to obtain approval for and commercialize AP101 would materially adversely affect our business, results of operations and prospects.
Clinical trials are expensive, time consuming and difficult to design and implement and involve uncertain outcomes and, furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.
To obtain the requisite regulatory approvals to market and sell any of our product candidates, or to obtain regulatory approvals to market and sell any of our commercial products for new indications, we must demonstrate, through extensive preclinical studies and clinical trials, that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete and has inherently uncertain outcomes. Failure can occur at any time during the clinical trial process and in addition regulatory authorities may require further studies at additional cost. Furthermore, regulatory authorities may not agree on the same trial design for pivotal studies. The results of preclinical studies and earlier clinical trials, or the results from earlier stages of preclinical studies or clinical trials, may not be predictive of the results of later-stage clinical trials. For example, the results generated to date in preclinical studies or Phase 1 or Phase 2 clinical trials for product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy outcomes despite having progressed through preclinical studies and initial clinical trials. We may suffer setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding any promising results in earlier clinical trials. As product candidates are developed from preclinical through early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives. In addition, we may experience delays in ongoing or future preclinical studies or clinical trials and we have no certainty as to whether future preclinical studies or clinical trials will begin on time, will need to be redesigned, will enroll an adequate number of subjects or patients on time, if at all, or will be completed on schedule, if at all. Such factors may have a material adverse effect on our business, financial condition, results of operations and prospects.
Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to serious and/or severe adverse events, and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, competent authorities of EU Member States, ethics committees, the institutional review boards, at the institutions in which our studies are conducted, or the DSMB, could suspend or terminate our clinical trials. The FDA or comparable regulatory authorities could also order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles of our product candidates in our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.
The regulatory approval processes of the EMA, the FDA and other comparable regulatory agencies may be lengthy and time-consuming, and the outcome is unpredictable.
Our future success is partly dependent upon our ability to successfully develop, obtain regulatory approval for, and commercialize one or more of our product candidates. There can be no assurance that any development product candidates will be successful in clinical trials or receive regulatory approval. We cannot predict with certainty if or when we might submit for regulatory approval of any of our product candidates currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use. Applications for any of our product candidates could fail to receive regulatory approval for many reasons, including, but not limited to, the following:
•	the EMA, the FDA or any other comparable regulatory agency may disagree with the design or implementation of clinical trials or interpretation of data from non-clinical trials or clinical trials;
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the population studied in the clinical program may not be sufficiently broad or representative to ensure that the clinical data can be relied on safely in the full population for which we are seeking approval;

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the data collected from clinical trials of our product candidates may not be sufficient to support a finding that has statistically significant clinical meaningfulness or support the submission of a new drug application or other submission, or to obtain regulatory approval in relevant jurisdictions, such as the European Union and the United States;

•	we may be unable to demonstrate to the EMA, the FDA or any other comparable regulatory agency that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;
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the EMA, the FDA or any other comparable regulatory agency may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the EMA, the FDA or any other comparable regulatory agency may significantly change in a manner rendering clinical data insufficient for approval.
Disruptions at the FDA, the EMA and other regulatory agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products through April 2020. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Any of our current or future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of product candidates. For example, any centralized marketing authorization application made to the EMA involving ‘Advanced Therapy Medicinal Products’ (such as AP103) will be subject to scientific evaluation by the Committee for Advanced Therapies, in addition to the Committee for Medicinal Products for Human Use (“CHMP”).
We intend to seek regulatory approvals to commercialize the product candidates in the United States and the European Union. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other jurisdictions, which may include (without limitation) safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing and distribution of product candidates. Even if we are successful in obtaining approval in one jurisdiction, there can be no guarantee that it will obtain approval in other jurisdictions. Failure to obtain any marketing authorizations for the product candidates will result in us being unable to market and sell such products. If we fail to obtain approval in any jurisdiction, the geographic market for the product candidates could be limited. Similarly, regulatory agencies may not approve the labelling claims that are necessary or desirable for the successful commercialization of the product candidates.
We may fail to obtain or maintain Orphan Drug marketing exclusivity for our products and product candidates, and may face significant competitive threats to the commercialization of these compounds from other manufacturers.
Obtaining Orphan Drug Designation does not guarantee that we will be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products, which could prevent us from marketing the product candidates if another company is able to obtain Orphan Drug exclusivity before we do. Exclusive marketing rights in the United States may be unavailable or lost if: (i) an approval is sought for an indication broader than the orphan-designated indication; (ii) the FDA later determines that the request for designation was materially defective; or (iii) the applicant is unable to secure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition following approval. In the European Union, a marketing authorization granted for an Orphan Drug must only cover the therapeutic indications that meet the Orphan Drug Designation criteria. Further, even if Orphan Drug exclusivity has been obtained, and maintained that exclusivity may not effectively protect the product candidates from competition because different drugs with different active moieties may be approved for the same condition. In addition, the FDA and the EMA may subsequently approve products with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
We intend to seek Orphan Drug Designation for existing and future product candidates and we may never receive such designations. Despite exclusivity protections, another company nevertheless could market another version of the product if such company submits a full New Drug Application (“NDA”) in the United States or a full application for marketing authorization in the European Union with a complete human clinical trial program and obtains marketing approval of its product. Failure by us to obtain or maintain Orphan Drug marketing exclusivity for our products and product candidates may have a material and adverse effect on our business, financial condition, results of operations and prospects.
The FDA’s Orphan Drug exclusivity regulations may face legal challenges that could lead to changes which might adversely affect our business.
There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the U.S. Orphan Drug Act of 1983, and future challenges could lead to changes that affect the protections afforded to our product candidates in ways that are difficult to predict and which may have a material adverse effect on their business, financial condition, results of operations and prospects. In 2014, a U.S. district court invalidated the FDA’s denial of orphan exclusivity to an orphan designated drug, which the FDA had based on its determination that the drug was not proven to be clinically superior to a previously approved “same drug.” In response to the decision, the FDA released a policy statement stating that the court’s decision is limited to the facts of that particular case and that the FDA will continue to deny Orphan Drug exclusivity to a designated drug upon approval if the drug is the “same” as a previously approved drug, unless the drug is demonstrated to be clinically superior to that previously approved drug. Since then, similar legal challenges have been initiated against the FDA for its denial of Orphan Drug exclusivity to other designated drugs, and in 2017, Congress amended the U.S. Orphan Drug Act of 1983 to require a demonstration of clinical superiority upon approval as a condition to receiving Orphan Drug exclusivity when another “same drug” has already been approved for the same indication. In the future, there is the potential for additional legal challenges to the FDA’s Orphan Drug regulations and policies, and it is uncertain how ongoing and future challenges might affect our business.
We may seek and fail to obtain Fast Track or breakthrough therapy designations for our current or future product candidates. If we are successful, these programs may not lead to a faster development or regulatory review process, and they do not guarantee we will receive approval for any product candidate.
If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. We have received Fast Track Designation for AP101. However, Fast Track Designation does not mean we will necessarily experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.
Risks Related to Government Regulation and Compliance
The laws and regulations in the areas of sales and marketing of pharmaceutical products, and interacting with healthcare professionals and patients, are very complex and onerous, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
Failure to comply with certain laws and regulations could lead to governmental investigations and result in financial penalties and remedial and compliance measures. For example, compliance failures by Aegerion led to a DOJ investigation and ultimately resulted in three separate settlements (Corporate Integrity Agreement, Consent Decree and Deferred Prosecution Agreement) with multiple government agencies (Office of Inspector General (“OIG”), the FDA and DOJ) and aggregate penalties of approximately $40.1 million, which include $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ. Aegerion had been making the required payments and following the Acquisition we have assumed responsibility for payment. Pursuant to the settlement, we are also required to maintain various remedial and compliance measures, which were implemented as required by the settlement. We may be unsuccessful in implementing and complying with all of the elements of the settlement in a timely or satisfactory manner, or at all. Failure to comply with any provisions of these settlements could result in the imposition of additional fines, penalties and obligations by the applicable government agency, and could subject us to prosecution.
Furthermore, the investigation by the Brazilian authorities of Aegerion’s activities could result in the commencement of formal proceedings, and if the investigation finds any violation of any laws or governmental regulations, then our Brazilian subsidiary may be subject to civil lawsuits and administrative penalties and other potential damages and fines. Under certain circumstances, the Brazilian subsidiary and our company could be barred from further sales to federal or state governments in Brazil, including sales of JUXTAPID or MYALEPTA, due to penalties imposed by Brazilian regulatory authorities or through civil actions initiated by federal or state public prosecutors.
We are subject to extensive legal and compliance obligations as a pharmaceutical company that commercializes products, as well as under Aegerion’s settlements with the DOJ, OIG, FDA, SEC and other federal and state government agencies.
As a pharmaceutical company that develops and commercializes pharmaceutical products, we are subject to an extensive array of broad and complex laws and regulations. These include, without limitation, regulations and laws in the United States and outside the United States related to manufacturing, clinical, quality, drug safety, commercialization, payments to and interactions with healthcare professionals and healthcare organizations, anti-kickbacks, fraud and abuse, the requirement to report payments and other transfers of value to healthcare professionals and healthcare organizations, data protection and privacy, pricing, reimbursement, price reporting, anti-corruption and anti-bribery, and a myriad of other areas and levels of regulation. Any failure by us or our key vendors, contractors, distributors, licensors or other key third-party vendors or service providers to comply with such laws and regulations could have a material adverse effect on our results of operations and financial condition, could result in product approvals being suspended, withdrawn, delayed or denied, could result in litigation or investigations which could be costly and be a significant distraction to executive management and other employees, and could result in damages or prosecution.
In September 2017, Aegerion entered into various settlements with the DOJ, OIG, FDA and SEC (“Aegerion Settlements”) of investigations regarding Aegerion’s U.S. commercial activities and disclosures related to JUXTAPID, as described in more detail in Note 15 to the Consolidated Financial Statements of Aegerion included in this prospectus. Under the terms of the Aegerion Settlements, Aegerion was required to pay approximately $40.1 million in penalties, which include $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ. Such payments are subject to acceleration in the event of certain change of control transactions or the sale of JUXTAPID or MYALEPT or if we elect to transfer the licenses to another group entity. We assumed these obligations in connection with the Acquisition and have been making these penalty payments in accordance with the terms of the Aegerion Settlements. If we fail to satisfy obligations under the Aegerion Settlements, any outstanding amount will accrue interest at a rate of 1.75% per annum, and we may be subject to further penalties or litigation. The Aegerion Settlements also mandates extensive remedial and compliance measures. The failure to comply with any provisions of the Aegerion Settlements, including the financial, remedial and compliance measures, could result in the imposition of additional fines, penalties and obligations, and could subject us to prosecution or exclusion from federal healthcare programs in the United States.
The FDA, the EU Member States and other regulatory agencies outside the United States and the European Union enforce laws and regulations governing drug marketing and promotional activities, including prohibiting the promotion of off-label uses. Violations of these laws and regulations, and the resulting enforcement actions by these agencies, can result in significant liability.
The FDA, the regulatory authorities of the EU Member States and other comparable regulatory agencies outside the United States and the European Union strictly regulate the promotional claims that may be made about prescription drug products. In particular, a drug product may not be promoted in a jurisdiction prior to obtaining regulatory marketing approval or for uses that are not approved by the FDA, the EC, the regulatory authorities of the EU Member States or such other regulatory agencies, as applicable, as reflected in the product’s approved prescribing information or summary of product characteristics. In the United States, marketing and promotion of drug products is regulated by the FDA and the Federal Trade Comission (“FTC”) to ensure that any claims about such products are consistent with regulatory approvals, not misleading or false in any particular way, and adequately substantiated by clinical data. In the United States and the European Union, the promotions of a drug product in a manner that is false, misleading, unsubstantiated, or for unapproved (or off-label) uses may result in enforcement letters or notices, inquiries and investigations, and civil and criminal sanctions by the FDA, FTC and regulatory authorities of the EU Member States (as applicable). Promotion of products for off-label uses in the United States can also result in false claims litigation under federal and state statutes, which can lead to consent decrees, civil monetary penalties, restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. Aegerion was the subject of such investigations and enforcement in connection with the investigations into JUXTAPID and the related Aegerion Settlements. Cooperation with such investigations and negotiation of, and compliance with, the settlement has been and will continue to be costly and burdensome on our management and other resources.
Any future investigations and litigation involving us could have a material adverse effect on our business, reputation, financial condition, results of operations and prospects. It could also distract our management from operating the business and may be disruptive to employees, leading to further employee attrition. In addition, the Aegerion Settlements have impacted, and may continue to impact, our reputation and the willingness of some physicians to prescribe our licensed products.

If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.
We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation (EU) 2016/679 (“GDPR”). This directive, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the European Union, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. GDPR also imposes strict rules on the transfer of personal data out of the European Union to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in large fines and other administrative penalties. Recent enforcement actions against multinational companies have resulted in significant fines. In the United Kingdom, the Data Protection Act 2018 complements the GDPR, and in particular sets out specific requirements related to the processing of “special categories of personal data,” including personal data related to health, genetic information and personal data related to criminal offenses or convictions. While we have taken steps to comply with the GDPR and the Data Protection Act 2018, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations and the Data Protection Act 2018 may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.
In addition, we obtain patient health information from most healthcare providers that prescribe our products and research institutions with which we collaborate, and they are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) in the United States. Although we are not directly subject to HIPAA other than with respect to providing certain employee benefits, we could potentially be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Failure to comply with healthcare laws and laws and regulations covering data privacy and the protection of health-related and other personal information could result in government enforcement actions, which could include civil or criminal penalties, private litigation and adverse publicity and could negatively affect our business, financial condition, results of operations and prospects.
Our relationships with customers and payers in the United States are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, any breaches of which could expose us to criminal sanctions, civil penalties, contractual damages and reputational harm, could diminish future earnings and could prevent us from achieving our expected financial results.
Our arrangements with third-party payers and customers in the United States expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including the federal healthcare Anti-Kickback Statute, the False Claims Act, HIPAA and the Physician Payment Sunshine Act, and similar state and foreign laws and regulations that may regulate the business or financial arrangements and relationships through which we market, sell and distribute our products. The number and complexity of both federal and state laws continue to increase, and additional governmental resources are being used to enforce these laws and to prosecute companies and individuals who are believed to be violating them.
In March 2010, the PPACA was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program effective 2019, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. The PPACA also includes a number of provisions aimed at strengthening the government’s ability to pursue anti-kickback and false claims cases against pharmaceutical manufacturers and other healthcare entities, including substantially increased funding for healthcare fraud enforcement activities, enhanced investigative powers, and amendments to the False Claims Act that make it easier for the government and whistleblowers to pursue alleged violations of the Anti-Kickback Statute, the Federal Food, Drug, and Cosmetic Act (“FDCA”), the False Claims Act and other relevant laws. While the evolving nature of this regulatory framework makes it difficult to predict what effect the framework and any recent or future changes will have on our business, we anticipate that government scrutiny of pharmaceutical sales and marketing practices will continue for the foreseeable future, and the risk of government investigations and enforcement actions will continue. For example, federal enforcement agencies recently have shown interest in, and engaged in enforcement actions against, pharmaceutical companies’ product and patient assistance programs, including manufacturer reimbursement support services and relationships with specialty pharmacies, as well as contributions by companies to third-party 501(c)(3) charitable organizations that assist patients in accessing treatment for certain diseases and conditions. This was also a part of the JUXTAPID investigations, including certain contributions that were not resolved in the Aegerion Settlements. Some of these investigations have resulted in significant civil and criminal settlements. Responding to a government investigation or enforcement action would be expensive and time-consuming, and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.
Anti-bribery rules in many jurisdictions also prohibit the offer of kick-backs and other inappropriate inducements to prescribe.
We are subject to the UK Bribery Act, the U.S. Foreign Corrupt Practices Act, and other anti-corruption laws, export control laws, import and customs laws, trade and economic sanctions laws and other laws which govern our operations.
Our operations are subject to anti-corruption laws, including the UK Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.S. domestic bribery statute, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we conduct business. The UK Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the UK Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential UK Bribery Act or FCPA violations, and we also participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the UK Bribery Act, FCPA or local anti-corruption laws, even if we did not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements on our international operations or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations (collectively, “Trade Control Laws”).
There is no assurance that we will be completely effective in ensuring compliance with all applicable anti-corruption laws, including the UK Bribery Act and the FCPA, or other legal requirements, including Trade Control Laws. If we are not in compliance with the UK Bribery Act, the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse effect on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the UK Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by the United Kingdom, United States, or other authorities could also have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs in the United States, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could materially and adversely affect our business, financial condition, results of operations and prospects.
We participate in various government programs and contracts that require us to calculate and report certain prices for our products to government agencies or provide rebates or discounted pricing on products purchased to certain purchasers or government payers. The requirements for calculating prices and rebates are complex and subject to change. Changes to such requirements may affect our business and operations. We may also have reimbursement obligations or be subject to penalties if we fail to provide timely and accurate information to the government, pay the correct rebates or offer the correct discounted pricing.
To maintain coverage of products under the Medicaid Drug Rebate Program and Medicare Part D, we will be required to extend significant discounts to certain “covered entities” (defined by statute to include certain types of hospitals and other healthcare providers that receive federal grants) that purchase products under the 340B Program. The 340B Program requires participating manufacturers to agree to charge such covered entities no more than the 340B “ceiling price” for the manufacturers’ covered outpatient drugs. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Orphan drugs, such as MYALEPT and JUXTAPID, are exempt from the ceiling price requirements for drugs purchased by certain covered entities (i.e., rural referral centers, sole community hospitals, critical access hospitals and freestanding cancer hospitals). Because of our participation in the Medicaid Drug Rebate Program, we are required to pay a rebate for each unit of metreleptin or lomitapide reimbursed by a state Medicaid program as a condition to avail us of federal funds to the states for our drugs under Medicaid and Medicare Part D.
Pricing and rebate calculations vary among products and programs. The calculations are complex and often subject to interpretation by governmental or regulatory agencies and the courts. For example, the Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare & Medicaid Services (“CMS”) of our average manufacturer price and best price for the quarter. If we become aware that Aegerion’s reporting for prior quarters was incorrect, or has changed as a result of recalculation of pricing data, we must resubmit the corrected data for a period not exceeding 12 quarters from the quarter in which the data was originally due. Such restatements and recalculations would serve to increase our costs for complying with the laws and regulations governing the Medicaid Drug Rebate Program. Any corrections to our rebate calculations could result in an overage or underage in our rebate liability for past quarters, depending on the nature of the correction. Price recalculations also may affect the price that we will be required to charge certain safety net providers under the Public Health Service 340B drug discount program.
If we fail to comply with our reporting and payment obligations under the Federal Supply Schedule pricing program, we could be subject to penalties.
Federal Supply Schedule (“FSS”) contracts are federal procurement contracts that include standard government terms and conditions, separate pricing for each product, and extensive disclosure and certification requirements. All federal agencies and some non-federal entities are authorized to access FSS contracts. FSS contractors are permitted to charge FSS purchasers other than the four federal agencies “negotiated pricing” for covered drugs that is not capped by the statutory Federal Ceiling Price (“FCP”); instead, such pricing is negotiated based on a mandatory disclosure of the contractor’s commercial “most favored customer” pricing. Moreover, all items on FSS contracts are subject to a standard FSS contract clause that requires FSS contract price reductions under certain circumstances where pricing to an agreed “tracking” customer is reduced.
In July 2016, Aegerion concluded negotiations with the Department of Veterans Affairs (“VA”), and on August 15, 2016, Aegerion secured an FSS contract for both MYALEPT and JUXTAPID. Under this program, we are obligated to make MYALEPT and JUXTAPID available for procurement on an FSS contract at a negotiated price and also charge a price to four federal agencies (the VA, Department of Defense, Public Health Service, and Coast Guard) that is no higher than the statutory FCP, which we calculate and report to the VA on a quarterly and annual basis. If we fail to comply with our reporting and payment obligations under the FSS pricing program, we could be subject to penalties in the future, which may have a material and adverse effect on our business, financial condition and results of operations.

If we overcharge U.S. government payers for our products, we may be found liable and could be subject to penalties for errors associated with the submission of pricing data.
To maintain coverage of products under the Medicaid Drug Rebate Program and Medicare Part D and when purchased by the Department of Veterans Affairs, Department of Defense, Public Health Service and Coast Guard, typically a pharmaceutical company must participate in the FSS.
In addition to the FSS contract with the VA, we also participate in the Tricare Retail Pharmacy program, under which we pay quarterly rebates on utilization of MYALEPT and JUXTAPID when the products are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries.
If we are found to have knowingly submitted false average manufacturer price or best price information to the government, we may be liable for civil monetary penalties in the amount of $100,000 per item of false information. Failure by us to submit monthly or quarterly average manufacturer price and best price data on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the submission is late beyond the due date. In the event that CMS were to terminate the rebate agreement, no federal payments would be available under Medicaid or Medicare Part D for our products. In addition, if we overcharge the government in connection with the FSS contract or under any other government program, we will be required to refund the difference to the government. Failure to make necessary disclosures or to identify contract overcharges could result in allegations against us under the federal civil False Claims Act and other laws and regulations.
Risks Related to our Reliance on Third Parties
We rely on third parties to conduct clinical trials and registry studies and perform related services, and those third parties may not perform satisfactorily, including by failing to meet established deadlines for the completion of such clinical trials and compliance with post-marketing requirements.
We do not have the resources to independently conduct clinical trials or registry studies, or perform pharmacovigilance and REMS program and other risk management plan monitoring and reporting, and we rely on third parties, such as contract research organizations, medical institutions, academic institutions, clinical investigators, specialty pharmacies and other third-party service providers, to perform these functions. Reliance on third parties for these functions reduces our control over such functions. However, if we sponsor clinical trials, we are responsible for ensuring that each of the sponsored clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Our reliance on third parties does not relieve us of these responsibilities and requirements. Furthermore, these third parties may have relationships with other entities, some of which may be their competitors.
If the third parties we rely upon fail to successfully carry out their contractual duties or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they provide is compromised or delayed due to the failure to adhere to regulatory requirements or clinical trial protocols, or for other reasons, our current marketing authorizations may be revoked, suspended, or revised to be more stringent. Further, our development programs, including any potential clinical studies, may be extended, delayed or terminated. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. For example, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our products and product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects. Additional marketing approvals for metreleptin or lomitapide may be delayed or denied in the targeted indication or jurisdiction, and efforts to successfully commercialize AP101, metreleptin, lomitapide, or any other product for targeted indications or in the targeted jurisdiction may be delayed or unsuccessful. Should this occur, any existing approvals could be negatively impacted, which could materially and adversely affect our commercialization efforts.
We depend on third-party manufacturers to produce the drug substance and the drug product for lomitapide and metreleptin sold globally, as well as the drug product for commercial supply and clinical trials. Even though we have reserve stock, interruption in supply could materially and adversely affect sales.
We have limited internal manufacturing facilities for the production of the active pharmaceutical ingredient in AP101. We employ a small number of personnel with manufacturing experience but we are currently dependent upon contract manufacturers to produce the drug substance for metreleptin and lomitapide and the drug product for commercial supplies and clinical trials, including for AP101, if it is approved.
Aegerion entered into long-term supply agreements with a manufacturer of metreleptin drug substance and a manufacturer of metreleptin drug product. In February 2017, the original contract manufacturer for metreleptin drug product received a warning letter from the FDA citing significant violations of current Good Manufacturing Practice (“cGMP”) regulations at the manufacturing facility where metreleptin drug product was manufactured. In addition, in December 2017, this contract manufacturer informed Aegerion that it would terminate its supply contract in December 2019. As a result, to mitigate metreleptin supply risks, Aegerion maintained a supply of safety stock and entered into a long-term supply agreement with another drug product manufacturer. This new manufacturer has finished validation for all metreleptin drug product sizes and commercial supply is now on stream for all sizes of the drug product. Given the inventory levels of the drug product and the fact that metreleptin is now being commercially supplied from this new manufacturer, we do not expect that there should be any material effect on supply if there are any delays in market approvals for ongoing changes in the supply chain. Aegerion also entered into long-term supply agreements with a manufacturer of the lomitapide drug substance and a manufacturer of lomitapide. We have sufficient inventory of metreleptin and lomitapide drug substances to maintain supply for more than one year. We do not have any other agreements in place for redundant supply or a second source for drug substance or drug product for either product. Any interruption in supply of drug product or drug substance for our products could have a material and adverse impact on our sales, depending upon the length of interruption, which in turn may have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to maintain arrangements for third-party manufacturing, are unable to do so on commercially reasonable terms, or are unable to obtain timely regulatory approvals in connection with contract manufacturers, we may not be able to complete development of our product candidates or successfully commercialize our products. We may incur significant added costs and substantial delays in identifying and qualifying any replacement manufacturers, and in obtaining regulatory approval to use such replacement manufacturer in the manufacture of the products. Any such delays could result in significant delay in the supply of drug product for an ongoing clinical trial due to the need to replace a third-party manufacturer and could delay completion of the trial. If for any reason we are unable to obtain adequate supplies of lomitapide or metreleptin, or the drug substances used to manufacture them, it will be more difficult or impossible for us to compete effectively, generate revenues, meet expectations for financial performance and further develop our products. In addition, if we are unable to assure a sufficient quantity of the drug for patients with rare diseases or conditions, we may lose any Orphan Drug exclusivity to which our product otherwise would be entitled.
We are subject to minimum production levels with some of these manufacturing companies. If we cannot sell sufficient levels of metreleptin or lomitapide, this will result in excess levels of inventory being manufactured and resulting obsolescence.
If our third-party manufacturers are unable to comply with applicable regulatory requirements, unable to source sufficient raw materials, experience manufacturing or distribution difficulties, or are otherwise unable to manufacture and distribute sufficient quantities to meet demand, our commercialization efforts may be materially harmed.
While we manufacture the drug substance for AP101 on our own, we do not own or operate manufacturing facilities for the production of clinical or commercial supplies of our products. We have limited personnel with experience in drug manufacturing and lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of drug substances and drug products, and our strategy is to outsource all manufacturing of our product candidates and products to third parties.
We rely on contract manufacturers to consistently produce drug substances and drug products to required specifications, including those imposed by the FDA, the EMA and other regulatory authorities. There can be no assurance that our contractors will consistently be able to produce commercial supplies of drug substance or drug product meeting the approved specifications. A number of factors could cause production interruptions at the facilities of the contract manufacturers, including equipment malfunctions, facility contamination, labor problems, raw material shortages or contamination, the impact of the COVID-19 pandemic, natural disasters, disruption in utility services, terrorist activities, regulatory actions resulting from failure to comply with cGMP, human error or disruptions in the operations of the suppliers. Aegerion experienced failures by third-party manufacturers to produce products that meet specifications in the past, and any future failure by third-party manufacturers to produce products that meet specifications could lead to a shortage of lomitapide or metreleptin.
The FDA, the EMA and other regulatory authorities require that drug products be manufactured according to cGMPs relating to methods, facilities and controls used in the manufacturing, processing and packaging of the product, which are intended to ensure that drug products are safe and that they consistently meet applicable requirements and specifications. Our contract manufacturers are subject to periodic announced and unannounced inspections by the FDA to assess compliance with cGMP requirements. If an FDA inspection on a manufacturer’s facilities reveals conditions that the FDA determines do not comply with applicable regulatory requirements, the FDA may issue observations through a Notice of Inspectional Observations, commonly referred to as a “Form FDA 483” report. If observations in the Form FDA 483 Report are not addressed in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement action. Any failure by third-party manufacturers to comply with cGMP or to provide adequate and timely corrective actions in response to deficiencies indentified in a regulatory inspection could result in further enforcement action that could lead to a shortage of products and harm our business, including to withdrawal of approvals previously granted, seizure, injunction or other civil or criminal penalties. The failure of any third-party manufacturer to address any concerns raised by the FDA or foreign regulators could also lead to plant shutdown or the delay or withholding of product approval by the FDA in additional indications, or by foreign regulators in any indication. Certain countries may impose additional requirements on the manufacturing of drug products or drug substances, and on third-party manufacturers, as part of the regulatory approval process for products in such countries. The failure by us or our third-party manufacturers to satisfy such requirements could impact our ability to obtain or maintain approval of our products in such countries.
The manufacture of biologic pharmaceuticals, such as metreleptin, is more difficult and riskier than the manufacture of small molecule pharmaceuticals, such as lomitapide. The process of manufacturing biologics is highly susceptible to product loss due to contamination, oxidation, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in metreleptin or the facilities of the contract manufacturer, we may need to cease the manufacture of metreleptin for an extended period of time to investigate and remediate the contaminant. A contamination, recall, raw material shortage, or other supply disruption could adversely impact or disrupt commercial manufacturing of metreleptin or could result in a withdrawal of metreleptin from the market. Any such disruption, in turn, could adversely affect our ability to satisfy demand for metreleptin, which could materially and adversely affect our business, financial condition, results of operations and prospects.
We may be unable to scale up our manufacturing capability or successfully outsource manufacturing to third-party contractors.
We may underestimate the cost, time or complexity of installing or operating the manufacturing equipment required for our business. There also is a risk that any new equipment may not function as expected once installed. We may decide to outsource future manufacturing needs to third parties but may be unable to find sufficient supply for our manufacturing needs. Any inability to successfully scale up manufacturing capability or meet manufacturing need through third-party contractors may materially and adversely affect our business, financial condition, results of operations and prospects.
We rely on third parties for distribution services around the world, and a failure to manage these third parties could harm our business.
We use, and plan to use, third parties to provide warehousing, shipping, third-party logistics, invoicing, collections and other distribution services on our behalf in the United States and in other countries throughout the world. Our failure to establish, maintain and finance the capabilities to sell, market or distribute our products, either through our own commercial infrastructure or through arrangements with third parties, and to effectively manage such third parties, could result in us not being able to successfully sell our products and could, as a result, have a material adverse effect on business, financial condition, results of operations and prospects.
If our licensees do not successfully commercialize the licensed products, we will not receive anticipated royalties and other payments and our results of operations will suffer.
The product sales, milestone payments and royalties that we may be entitled to receive under our license arrangements with Shionogi and Recordati are dependent on such licensees’ ability to successfully develop and commercialize the licensed products for their respective indications. Our licensees may not succeed in their product development efforts. It is possible that our licensees may be unable to obtain regulatory approval of product candidates using our technologies or successfully market and commercialize any such products for which regulatory approval is obtained. We have no control over these licensees and the contractual provisions may not provide adequate remedies in the event that a licensee fails to satisfy its obligations and commitments under the licensing arrangements. In addition, we have limited experience in maintaining multiple licensing arrangements and may be unable to adequately administer or monitor, or comply with, these arrangements, especially in light of limited personnel and cash resources, and these or future license arrangements may require us to provide services, supply or other efforts to the licensee. For example, under the license agreement with Recordati, we are required to provide supply product to Recordati. Moreover, the licensees have the ability to terminate or elect not to renew their respective license agreement in certain circumstances, including if we materially breach the agreement. A decision by a licensee to terminate its relationship, or a failure by a licensee to successfully develop or commercialize the licensed products or indications, could materially and adversely affect our business, financial condition, results of operations and prospects.
Risks Related to our Intellectual Property
It may be challenging or costly for us to obtain, maintain, enforce and defend our intellectual property rights. Failure to obtain or protect these rights could adversely affect our business and our ability to compete.
Our success and ability to compete effectively is in large part dependent upon exploitation of proprietary technologies and product candidates that have been developed internally or have been acquired or in-licensed, our ability to protect and enforce our intellectual property rights so as to preserve our exclusive rights in respect of our technologies and product candidates, and our ability to preserve the confidentiality of our know-how. We rely primarily on exclusivity granted by a combination of Orphan Drug approval, data exclusivity, patent laws and trade secrets/confidentiality to protect our intellectual property rights. There can be no assurance that patents pending or future patent applications will be issued, nor that the lack of any such patents will not have a material adverse effect on our ability to develop and market its proposed candidates, or that, if issued, we would have the resources to protect or enforce any such issued patent from infringement. Also, no assurance can be given that we will develop technologies or candidates which are patentable or that patents will be sufficient in their scope to provide protection for our products or intellectual property rights against third parties. Nor can there be any assurance as to the ownership, validity, patentability, enforceability or scope of any patents which have been, or may in the future be, issued to us or that claims with respect thereto would not be asserted by third parties. Furthermore, there are some areas of technology that are important for our businesses which cannot be patented due to the existence of prior disclosures or rights. AP103 currently has no granted patent protection in the European Union. We intend to rely on patent protection once it is approved and also on exclusivity from a possible future Orphan Drug approval. LOJUXTA did not receive Orphan Drug approval in Europe and relies on data exclusivity and patent protection. This may make our reimbursement discussions more difficult. In addition, there can be no assurance that we will be able to obtain and/or maintain Orphan Drug Designation or Orphan Drug approval for our product candidates. For example, the EMA’s Committee for Orphan Medicinal products reviews an orphan design of a product if it is approved for a marketing authorization; for a product to benefit from market exclusivity, it must maintain its orphan designation at the time of marketing authorization review by the EMA and approval by the EC.
The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. For example, on August 28, 2015, the Coalition for Affordable Drugs VIII L.L.C. filed two separate inter partes review (“IPR”) petitions with the Patent Trial and Appeal Board (“PTAB”) of the U.S. Patent and Trademark Office, challenging the validity of U.S. Patent Nos. 7,932,268 and 8,618,135, which are directed to methods-of-use for lomitapide. Although the PTAB ruled in our favor, third parties may obtain patents in the future and allege that our products or the use of our technologies infringe their patent claims or that we are employing their proprietary technology and other intellectual property without authorization. Likewise, third parties may infringe upon our existing or future patents.
We also rely on copyright, trademark and trade secret laws, as well as confidentiality procedures and agreements, non-compete and work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our and their rights to their respective technology and other developments and, to the best extent possible, control the access to and distribution of our technology, software, documentation and proprietary information.

Despite software, documentation and proprietary information and other precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization. Once granted, a patent can be challenged both in the patent office and in the courts by third parties. Third parties can bring material and arguments, for example, which the patent office granting the patent may not have been aware of. Therefore, issued patents may be found by a court of law or by the patent office to be invalid or unenforceable or in need of further restriction.
In particular, our commercial success depends on our ability to obtain and maintain the following intellectual property protections:
•	product, composition of matter, formulation and method of use patents in the European Union, the United States and other key global markets for existing and future products;
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Orphan Drug exclusivity granted to our products because they aim to treat rare diseases and conditions, which entitle us to exclusivity protections for a period of up to seven years after approval in the United States (although metreleptin should also qualify for a 12-year period of exclusivity from biosimilar or interchangeable products) and up to ten years in the European Union and Japan as well as certain financial incentives. The ten-year Orphan Drug exclusivity period in the European Union can be extended a further two years upon successful completion of a PIP. Conversely, the ten-year exclusivity period may be reduced to six years, if at the end of the fifth year, it is established that a product no longer fulfills the criteria for Orphan Drug Designation;

•
medicinal products granted a marketing authorization in the European Union entitles us to eight years’ data exclusivity after approval, and up to ten years’ market exclusivity protection which can be extended for a further year if a new indication is granted; and

•	available extensions to the terms of our Orphan Drug exclusivity, product and methods of use patents in the European Union and United States.
If we lose the competitive advantage provided by these intellectual property and other protections, we will not be able to generate sustainable revenues or profits from our product portfolio. If we do not adequately protect and enforce our intellectual property, competitors may erode or negate any competitive advantage we may have, which could materially harm our business and ability to achieve expected financial results.
We may infringe or be alleged to infringe the intellectual property rights of others, which may prevent or delay product development and commercialization efforts, requiring us to expend resources on litigation or other resolutions, which may materially and adversely affect our business.
Our success will depend in part on our ability to operate without infringing the intellectual property and other proprietary rights of third parties. Identification of third-party patent rights that may be relevant to our products and proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty and uncertainty in assessing the meaning of patent claims. There could be issued patents of which we are or were not aware that our products infringe. There also could be patents that we believe do not infringe, but that may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.
Proceedings involving our patents or patent applications or those of others could:
•	put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly;
•	adversely impact the patentability of our inventions relating to our products;
•
result in monetary damages, injunctive relief or otherwise harm our competitive position, including by limiting marketing and selling activities, increasing the risk for generic competition, limiting development and commercialization activities or requiring us to obtain licenses to use the relevant technology (which licenses may not be available on commercially reasonable terms, if at all); and

•	otherwise negatively impact the enforceability, validity or scope of protection offered by the patents relating to the products.
We may not have the resources to adequately defend such claims, and even if successful in any such proceedings, we would incur substantial costs and divert management’s time and attention in pursuing these proceedings, putting further strain on our resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or other venue. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion.
In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:
•	incur substantial monetary damages;
•	encounter significant delays in expanding the market of our products; and
•	be precluded from manufacturing or selling any products;
which, in each case, could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our existing patent protections will expire and protection for these rights may not be extended.
We depend on patent protection to provide exclusive marketing rights for our products. Loss of patent protection for a product typically leads to a significant and rapid loss of sales for that product as lower-priced generic versions of that drug become available. The expiration of patent protection for any product that contributes significantly to our sales can have a material and adverse effect on our business, cash flow, results of operations, financial position and prospects.
The AP101 patent portfolio includes one U.S. patent covering oleogel compositions and two U.S. patents covering treatment of EB that provide exclusivity in the United States into 2025 (compositions) and into 2030 (treatment of EB). There is currently no other intellectual property protection for the AP101 product in the United States beyond 2025 or AP101 indications in the United States beyond 2030. The existing Orphan Drug designation for AP101 would extend Orphan Drug exclusivity for AP101 seven years from the approval date in the United States. The non-U.S. patents for AP101 include European patents covering the AP101 composition and methods of healing wounds with AP101. Supplementary protection certificates have been obtained in various EU countries, extending the expiration of the composition patents in the European Union from 2025 to 2030. The method of use patents are also due to expire in the European Union in 2030. There is currently a non-provisional application filed for AP101 covering future AP101 indications which, if granted, would provide worldwide coverage until 2039.
The AP103 patent portfolio includes two patent families covering highly branched poly β-amino ester (“HPAE”) polymers and polyplexes comprising HPAE polymers, as well as methods of use. The AP103 HPAE polymer and polyplexes are broadly covered into 2035 by a granted European patent. Patent families covering AP103 are currently pending in the United States and other key markets, and if granted, would provide patent protection into 2035 and 2040. AP103 compositions would also have 12 years of market exclusivity in the United States, and 10 years in Europe, extending from the date of approval by the FDA and the EMA, respectively.
The lomitapide patent portfolio includes a method-of-use patent that provides protection in the United States into 2027. There is currently no intellectual property protection or any Orphan Drug, data, or marketing exclusivity for lomitapide in the United States beyond 2027. The non-U.S. patents for lomitapide, including an EU method of use patent, is due to expire in 2025. The EU method of use patent is eligible for up to approximately three years of supplemental protection in certain EU countries. Aegerion applied for such protection in the countries in the European Union in which LOJUXTA is approved, on a country-by-country basis, and in some countries, supplemental protection was granted to extend patent protection to July or August of 2028, while in other countries, the applications are still pending.
The metreleptin patent portfolio includes a method-of-use patent that provides protection in the United States into 2027. There is currently no intellectual property protection or any Orphan Drug, data, or marketing exclusivity for metreleptin in the United States beyond 2027. In the United States there is seven years of Orphan Drug exclusivity for MYALEPT in the treatment of GL which is scheduled to expire in February 2021. In July 2018, Aegerion received approval for marketing authorization by the EC for metreleptin in the European Union, under the brand name MYALEPTA, as replacement therapy to treat complications of leptin deficiency in patients with GL and PL. The patent issued in the European Union directed to metreleptin methods-of-use expires in 2022. Metreleptin has orphan exclusivity in the European Union until July 2028. The ten-year Orphan Drug exclusivity period in the European Union can be extended a further two years upon successful completion of a PIP.
The loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects.
Previously granted regulatory exclusivity will expire and we may not be entitled to such exclusivity in the future.
Orphan Drug Designation can confer various benefits, depending on the jurisdiction, including market exclusivity and regulatory and fiscal incentives. Because our products and product candidates treat rare diseases and conditions that affect relatively small patient populations, we depend on the financial incentives and market exclusivity provided by Orphan Drug Designation to generate revenue from our product portfolio and protect our products from competition from lower-priced generic versions of such drugs. The Orphan Drug Designation in the United States for JUXTAPID for the treatment of HoFH expired on December 21, 2019, and Orphan Drug Designation for MYALEPT for treatment of GL will expire in 2021. Aegerion also obtained Orphan Drug Designation for metreleptin for the treatment of PL in the United States, which provides seven years exclusivity after approval in the United States. In 2012, metreleptin was granted Orphan Drug Designation by the EC for the treatment of Barraquer-Simons syndrome, Berardinelli-Seip syndrome, Lawrence syndrome and familial PL, which is expected to expire ten years from approval of any marketing authorization(s) for such indication(s) by the EMA. The EC provided that at the end of the fifth year into the Orphan Drug exclusivity period it is established that metreleptin continues to fulfill the criteria for Orphan Drug Designation. If not, such exclusivity period is reduced to six years. Following approval by the EMA in July 2018, metreleptin was entitled to ten years of market and Orphan Drug exclusivity in the European Union. Upon the expiration of the Orphan Drug exclusivity periods for our products, we may face substantial competition from generic drugs which could materially and adversely affect the price we are able to receive for the products and its business. Furthermore, the Orphan Drug Designation may not be available in the future by virtue of a number of factors, such as changes in law or regulation, increased competition in the Orphan Drug market, clinical and technological developments, among others. The designation could also result in significant payments to meet ongoing compliance obligations. The expiration or loss of Orphan Drug Designation in respect of one of our products or future products means that financial incentives by governments and non-government entities may not be available, which may have a material adverse effect on our business, financial condition, results of operations and prospects.
We also rely on the data and market exclusivity granted to innovative medicinal products in the European Union to protect our products from competition from lower-priced generic versions of the drugs. Innovative medicinal products authorized in the European Union on the basis of a full marketing authorization application (as opposed to an application for marketing authorization that relies on data in the marketing authorization application for another, previously approved medicinal product) are entitled to eight years’ data exclusivity from the date of notification of the marketing authorization. During this period, applicants for approval of generics of these innovative products cannot rely on data contained in the marketing authorization application submitted for the innovative medicinal product. Innovative medicinal products are also entitled to ten years’ market exclusivity. During this ten-year period, no generic medicinal product can be placed on the EU market. The ten-year period of market exclusivity can be extended to a maximum of 11 years if, during the first eight of those ten years, the marketing authorization holder for the innovative product obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
We currently benefit from marketing and data exclusivity periods in the European Union. Metreleptin is entitled to up to ten years of market exclusivity in the European Union from its approval in July 2018, subject to possible reductions to six years when the marketing authorization is renewed if the product no longer meets the criteria for orphan designation. The product is also entitled to eight years' data exclusivity and ten years’ marketing exclusivity in the European Union from its date of authorization. Lomitapide is entitled to eight years’

data exclusivity and ten years’ marketing exclusivity in the European Union from July 31, 2013, the date of the EC’s approval of lomitapide. Upon the expiration of these data and market exclusivity periods, in relation to existing and new products we may face substantial competition from generic drugs which could have a material adverse effect on the price we are able to receive for the products and business, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
Our patents may be challenged, deemed unenforceable, invalidated or circumvented, and if we do not obtain or maintain patent protection for the products, our business may be materially harmed.
The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte re-examination, IPR and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in certain other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets.
The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:
•
we will be able to successfully develop or commercialize our product before some or all of the relevant patents or regulatory exclusivity expire, or in countries where we do not have patent protection or exclusivity;

•	we or our licensors were the first to make the inventions covered by each of the pending patent applications and patents;
•	we or our licensors were the first to file patent applications for these inventions;
•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;
•	any of our pending patent applications or those that we have licensed will result in issued patents;
•	any of our patents or those we have licensed will be valid or enforceable;
•	we will be able to license the patents or pending patent applications necessary or desirable to enforce or protect our patent rights on commercially reasonable terms or at all;
•
any patents issued to us or our licensors or collaborators will provide a basis for any additional commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will be able to develop additional proprietary technologies that are patentable;
•
Orphan Drug exclusivity marketing rights for our products in the United States will be maintained, if, for example, the FDA determines in the future that the request for Orphan Drug Designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the FDA, and the EMA for the European Union, may subsequently approve products with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time nor regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process; or

•	the patents of others will not have an adverse effect on our business.

We enjoy only limited geographical protection with respect to certain patents.
Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or European Union. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as in China, which has different requirements for patentability.
Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert efforts and attention from other aspects of the business. They could also put our patents and patent applications at risk of being invalidated, denied or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits or damages or other remedies awarded to us, if any, and they may not be commercially meaningful. Accordingly, our intellectual property rights as enforced may be inadequate to obtain a significant commercial advantage and our efforts to protect our intellectual property rights may be unsuccessful or inadequate, which may adversely affect our ability to successfully commercialize our product candidates, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected, significant international markets.
Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties or laws limiting the enforceability of patents against government agencies or government contractors. In those countries, a patent owner may have limited recourse, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely affected.
If we do not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering our product candidates, our ability to compete effectively could be impaired.
Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product or method of use as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Similar patent term extensions may be available in other jurisdictions. In the European Union, a Supplementary Protection Certificate may be applied for approval to recover some of the time lost between the patent application filing date and the date of first marketing authorization. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents, or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than requested. If we are unable to obtain patent term extensions or the term of any such extension is less than requested, the period during which we can enforce our patent rights for that product will be shortened and competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced materially.
We applied for supplemental protection in the countries in which LOJUXTA is approved, on a country-by-country basis, and in some countries, supplemental protection has been granted to extend patent protection to 2028, while in other countries, the applications are still pending.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and product portfolio could be significantly diminished.
We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is adequate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA is currently considering whether to make additional information publicly available on a routine basis, and the EMA is planning to amplify its disclosure rules. These changes could mean that information that we may consider to be trade secrets or other proprietary information may be disclosed, and it is currently unclear how the FDA’s and the EMA’s disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of proprietary rights and we may not have adequate resources at the time to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position and have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail to comply with our obligations in the license agreements for our products or are alleged to have breached such agreements, we could lose license rights that are important to our business, have to make additional payments to our licensors or become involved in costly litigation, which would further reduce cash resources.
Our existing license agreements impose various diligence, milestone payment, royalty, insurance, reporting, audit and other obligations on us. If we fail to comply with such obligations or encounters disagreements with its license partners, we could lose license rights that are important to the business. Further, if the license partners allege that a breach of any such license agreements has occurred, defense of such allegations, even if untrue, can be costly to pursue and could lead to litigation or costly settlements, which would be burdensome on our resources. Even if we were able to successfully settle any disagreements or disputes under the license agreements, the settlement arrangements are unlikely to foreclose additional claims from the licensing party or other third parties, and the terms of such settlement could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail to comply with the obligations and restrictions under the license agreements, the applicable licensor may have the right to seek financial payments or damages and terminate the license, in which case we may not be able to market the products that are covered by the license, or the licensor might require amendments to the license agreement that are overly burdensome. Further, the terms of such license agreements are intensely negotiated, and therefore tend to be complex, which could lead to differing interpretations by the parties. Any breach or alleged breach (whether intentional or unintentional), or termination, of the license agreements applicable to our products, or any disagreements as to the application of the terms of the agreements with licensing partners, could expose us to considerable costs and expenses as such allegations, terminations or disputes can be costly to remedy or resolve (regardless of the merits), and may not be remedied or resolved in a manner favorable to us, or at all. Any breach or alleged breach of the quantitative or qualitative diligence provisions of these agreements could result in termination of the co-development agreement and loss of the program and also expose us to considerable costs and expenses and any disputes may not be remedied or resolved in a manner favorable to us, or at all. Any such difficulties with the license agreements could have a significant adverse effect on our business.
Risks Related to Ownership of our ADSs and Ordinary Shares and this Offering
There has been no public market for our ADSs prior to this offering and an active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.
Prior to this offering, there has been no public market on a U.S. national securities exchange for our ADSs or our ordinary shares. Although we anticipate our ADSs will be approved for listing on the Nasdaq, an active trading market for our ADSs may never develop or be sustained following this offering. This offering price may not be indicative of the market price of our ADSs or ordinary shares after the offering. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

The price and trading volume of our ADSs and ordinary shares may be volatile, and purchasers of our ADSs or ordinary shares could incur substantial losses.
The market price of our ADSs is likely to be volatile, and could decline significantly. The stock market in general, and the market for biotechnology and emerging pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell our ADSs at or above the initial offering price. The market price for our ADSs and ordinary shares may be influenced by a variety of factors, including:
•	actual or anticipated variations in our financial condition and operating results;
•	actual or anticipated changes in our growth rate relative to our competitors;
•	announcements of technological partnerships, innovations or new products by us or our competitors;
•	the success of competitive products or technologies;
•	changes in management and members of our Board;
•	changes in financial estimates or recommendations by securities analysts;
•	changes in the trading volume of our ADSs on the Nasdaq and of our ordinary shares on AIM and EGE;
•	sales of our ADSs or ordinary shares by executive officers or future holders of our equity securities;
•	announcements or expectations of additional debt or equity financing efforts;
•	unanticipated losses or gains due to unexpected events, including events related to the success of our clinical trials or regulatory approvals;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•	changes in our accounting policies or practices;
•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	failure to integrate successfully the Aegerion business with ours or to realize anticipated benefits from the integration;
•	changes in government regulations, including any changes that may affect pricing or reimbursement; and
•	conditions in the financial markets or changes in general economic conditions.
These and other market and industry factors may cause the market price and demand for our ADSs and ordinary shares to fluctuate substantially. If the market price of our ADSs declines significantly, individuals may be unable to resell their ADSs at or above the purchase price, if at all.
In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, and the prices of our ADSs and ordinary shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
The trading of our ordinary shares on AIM and EGE and of our ADSs on the Nasdaq may adversely affect the liquidity and value of our ADSs.
Our ordinary shares are traded on AIM and EGE, and we intend to list our ADSs on the Nasdaq. We cannot predict the effect of this on the value of our ordinary shares and ADSs. However, these arrangements may dilute the liquidity of these securities in one or more markets and may adversely affect the development of an active trading market for the ADSs in the United States or the ordinary shares on AIM and/or EGE. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM and/or EGE and the price of our ordinary shares traded on AIM and/or EGE could be adversely affected by trading in ADSs on the Nasdaq.

Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the prices of such ordinary shares or ADSs.
Sales of a substantial number of our ADSs in the public market following the offering, or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs.
The Athyrium Funds hold a significant interest in our company and may be able to influence matters relating to our business.
The Athyrium Funds hold approximately 27.8% of our share capital. The Athyrium Funds are in a position to exert influence over matters requiring approval of the holders of our equity securities and will have the ability to block certain actions requiring shareholder approval, including (but not limited to) disapplication of preemption rights. We are not required to enter and have not entered into a relationship agreement with Athyrium or the Athyrium Funds to manage the relationship between them.
The interests of the Athyrium Funds may be different from the interests of other shareholders and, as a result, the Athyrium Funds’ interests in our ordinary shares, if of sufficient individual or aggregate size, or if aggregated in any circumstances, or should the Athyrium Funds convert their warrants into ordinary shares, may permit them to effect certain transactions without the support of other holders of our equity securities, or delay or prevent certain transactions that are in the interests of other holders of our equity securities. Decisions made by Athyrium (on behalf of the Athyrium Funds) may therefore influence our business, financial condition, results of operations and prospects. These decisions may also conflict with the interest of other holders of our equity securities and could prevent other holders of our equity securities from receiving a premium on their securities. The market price of our ADSs and ordinary shares may decline if Athyrium uses its influence in ways that are or may be adverse to the interests of other holders of our equity securities.
We will incur significant increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives.
After we become a U.S. publicly traded company, and particularly after we cease to be an “emerging growth company” as defined in the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to the listing of our ADSs in the United States as a result of reporting requirements under the Exchange Act. In addition, the federal securities laws, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and rules subsequently implemented by the SEC and the Nasdaq Stock Market LLC have imposed various requirements on public companies, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of the Board and various corporate committees, and obtaining director and officer liability insurance will be more expensive. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with the Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.
Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives.
We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.
As a U.S. listed public company, we will be required to maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. As required by Section 404 of the Sarbanes-Oxley Act, we will engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.
If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed. Moreover, if we are not able to comply with the applicable requirements of Section 404 in a timely manner, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the Nasdaq. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective or if our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs and ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC, the Nasdaq or other regulatory authorities. Failure to implement or maintain effective internal control systems as required of public companies could also restrict our access to the capital markets. The occurrence of any of the foregoing would also require additional financial and management resources.
A material weakness was identified in Aegerion’s internal control over financial reporting, and we may not be able to remedy this material weakness effectively.
During 2016, a material weakness in Aegerion’s internal control over financial reporting process was identified as management did not design and maintain sufficiently precise or effective review and approval controls over the forecasts used to develop management estimates, including those related to balances acquired in a business combination that occurred during fiscal year 2016. Prior to the Acquisition, Aegerion’s remediation efforts included, but were not limited to, enhancing its procedures and controls over the assessment, determination and documentation of its management’s assumptions and estimates used in forecasts; improving its management’s review controls over management’s judgments process; and engaging a third-party firm to assist it in updating its forecast, budget and long-range plan. While Aegerion implemented a number of remediation efforts over the course of 2017, 2018 and 2019 with respect to the material weakness, it did not completely remediate the material weakness.
Following the Acquisition, our management is responsible for implementing changes and improvements to our internal control over financial reporting and for remediating the control deficiencies that gave rise to Aegerion’s material weakness. Although we are committed to remediating the control deficiencies that constituted the material weakness, we may be unable to remediate the material weakness in internal control over financial reporting, and even if we are successful in our remediation efforts, we may in the future identify additional material weaknesses.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.
We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•	only being required to present two years of audited financials and related discussion in Management’s Discussion & Analysis;
•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•
not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We may choose to take advantage of some, but not all, of the available exemptions. For example, in this prospectus, we have elected to rely on the exemption from the auditor attestation requirement and the exemption that permits only two years of financial statements to be presented. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.
We will cease to be an emerging growth company upon the earliest of:
•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt;
•
the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and

•
the last day of the fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to this registration statement under the Securities Act, or December 31, 2025.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If we are unable to comply timely with these accounting standards, we may be delayed in providing the disclosures required by the Exchange Act.
As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and the Nasdaq rules, and we are permitted to file less information with the SEC than are U.S. companies. In addition, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may make our ADSs and ordinary shares less attractive to investors.
We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer traded on AIM and EGE, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by English law, including the provisions of the Companies Act, and by our Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.
In particular, we expect to follow English law instead of Nasdaq practice in the following ways:
•
We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•
We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in an executive session, where only independent directors are present. The independent directors may choose to meet in an executive session at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5625, Notification of Noncompliance and Rule 5640, Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members who meet the independence requirements of Rule 5605(c)(2)(A)(ii).
We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
It is possible that we will be a passive foreign investment company for U.S. federal income tax purposes.
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income is “passive income,” or
•	at least 50% of the value, determined on the basis of a quarterly average, of its gross assets is attributable to assets that produce or are held for the production of “passive income.”
Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital.
Based on the composition of our income and assets, we do not expect to be a PFIC for U.S. federal income tax purposes for any taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because PFIC status is determined based on the composition of our income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC for any taxable year during which you own ADSs and ordinary shares, and you are a U.S. Holder (as defined in this prospectus in the section titled “Income Tax Considerations”), you will generally be subject to additional taxes and interest charges on the sale of ADSs and ordinary shares or upon receipt of an “excess distribution” with respect to the ADSs and ordinary shares. In general, a U.S. Holder would receive an “excess distribution” if the amount of any distribution for U.S. federal income tax purposes in respect of the ADSs and ordinary shares is more than 125% of the average distributions made with respect to the ADSs and ordinary shares within the three preceding taxable years (or shorter period in which such U.S. Holder held the ADSs and ordinary shares). A U.S. Holder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election or a “mark-to-market” election. However, there is no assurance that we will provide such information that would enable a U.S. Holder to make a qualified electing fund election. In addition, as a PFIC, dividends on the ADSs and ordinary shares would not be eligible for the special tax rate available to non-corporate U.S. Holders applicable to “qualified dividend income.” U.S. owners of ADSs and ordinary shares should consult their own U.S. tax advisors regarding the potential application of the PFIC rules.
A significant portion of our total outstanding securities after this offering will be restricted from immediate resale but may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.
In connection with this offering, we, all of our directors and officers, and certain shareholders have entered into lock-up agreements with the underwriters or are subject to market standoff agreements or other agreements with us under which we and they agreed, subject to specific exceptions, not to sell any of our ADSs or ordinary shares for at least 90 days following the date of the offering. Any or all of the securities subject to lock-up agreements may be released prior to the expiration of the lock-up period at the discretion of SVB Leerink LLC for this offering. To the extent securities are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all ordinary shares issued or issuable under our equity plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. See “Shares and American Depositary Shares Eligible for Future Sale” appearing elsewhere in this prospectus for a more detailed description of the restrictions on selling shares.
Sales of our ADSs or ordinary shares as restrictions end or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our ADSs to fall and make it more difficult for you to sell the ADSs.
If you purchase ADSs in this offering, you will incur immediate and substantial dilution in the book value of your investment.
You will suffer immediate and substantial dilution in the net tangible book value of our ADSs if you purchase ADSs in this offering. Based on an assumed initial public offering price of $    per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £   on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $    per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute   % of the total amount invested by shareholders since inception but will only own %    of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.
Holders of our ADSs have fewer rights than our shareholders and are subject to certain additional risks.
ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:
•	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement.
•
Distributions on the ordinary shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

ADS holders must act through the depositary to exercise their voting rights and, as a result, may be unable to exercise their voting rights on a timely basis.
We will not treat holders of our ADSs (rather than the ordinary shares underlying the ADSs) as shareholders, and they will not be able to exercise shareholder rights. The depositary will be the holder of the ordinary shares underlying the ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will use commercially reasonable endeavors to provide at least 30 days’ notice to the depositary of any such shareholders’ meeting and details concerning the matters to be voted on in advance of the meeting date. If we so instruct, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions will not be voted.
ADS holders may have difficulty in effecting service of process on our company and certain directors or officers in the United States in enforcing U.S. judgements in the United Kingdom or in enforcing U.S. securities laws in UK courts.
We are incorporated and located outside the United States and certain of our directors are located outside of the United States. As a result, it may not be possible for ADS holders to effect service of process within the United States upon all such persons or our company, or to obtain discovery of relevant documents and/or the testimony of witnesses. ADS holders based in the United States may also have difficulty enforcing in courts outside the United States judgments obtained in U.S. courts against our company or our directors (including actions under the civil liability provisions of the U.S. securities laws). ADS holders may also have difficulty enforcing liabilities under the U.S. securities laws in legal actions originally brought in jurisdictions located outside the United States.
Currency fluctuations may adversely affect the price of our ADSs.
Our ordinary shares are quoted in Sterling pence on AIM, and our ADSs will be quoted in U.S. dollars on the Nasdaq. Movements in the Sterling/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the Nasdaq or the Sterling price on AIM. For example, if the Sterling weakens against the U.S. dollar, the U.S. dollar price of our ADSs could decline, even if the price of our ordinary shares in Sterling increases or remains unchanged.
We have never declared or paid dividends on our ordinary shares, and we do not anticipate paying dividends in the foreseeable future.
We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of the Board, subject to compliance with applicable laws and covenants under current or future debt facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on any investment will only occur if the price of our ordinary shares increases.
ADS holders may not receive distributions on the ordinary shares represented by our ADSs or any value for such distribution if it is illegal or impractical to make them available to holders of ADSs.
While we do not anticipate paying any dividends on its ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
ADS holders may not be able to participate in rights offerings and may experience dilution of their holdings as a result.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the deposit agreement for the ADSs, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act or the distribution of them to ADS holders is exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
ADS holders may be subject to limitations on transfer of the ADSs.
The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We have broad discretion in the use of our cash, cash equivalents and investments, including the net proceeds from this offering, and we may not use them effectively.
Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our ADSs to decline, and delay the development of our product candidates. Pending their use, we may invest our cash, cash equivalents and investments, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds” for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and have not been reviewed by our auditors. Actual results and developments could differ materially from those expressed or implied by the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus.
These risks and uncertainties include factors related to:
•	our significant operating losses since our inception and ability to obtain and maintain profitability in the future;
•	our commercial products, including statements regarding the expected strategies and profitability thereof;
•
our product candidates, including statements regarding the expected initiation, timing, progress and availability of data from clinical trials, all of which may be adversely impacted by the rapidly evolving COVID-19 global pandemic;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products or product candidates, if approved;
•	our ability to acquire or in-license new product candidates;
•	our competition, most of whom have far greater resources than we have, which may make it more difficult for us to achieve significant market penetration;
•	the size of our addressable markets and market trends;
•	potential strategic relationships;
•	our ability to obtain and maintain intellectual property rights;
•	the impact of potential fluctuations in foreign currency exchange rates;
•	estimates regarding expenses, future revenues, capital requirements and the need for additional financing; and
•	risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies and clinical trials.
The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
You should read this prospectus and the documents referenced herein and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from expectations. We qualify all forward-looking statements in this prospectus by these cautionary statements.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $   million (or approximately $    million if the underwriters exercise in full their option to purchase additional ADSs), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $    per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $    as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to us from this offering will be approximately $    million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $    per ADS would increase (decrease) the net proceeds to us from this offering by $    million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of     in the number of ADSs we are offering would increase (decrease) the net proceeds to us from this offering by $     million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the assumed initial public offering price stays the same.
We expect to use the net proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds to acquire, in-license or invest in rare disease technologies, products, businesses or assets, either alone or together with a collaborator.
This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses of the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the relative success and cost of our research, preclinical and clinical development programs, our ability to obtain regulatory approvals in respect of our product candidates, changes in the competitive landscape, ongoing developments in our relationships with current and future partners, reduction in existing royalty streams and any unforeseen cash needs. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Risk Factors—Risks Related to Ownership of our ADSs and Ordinary Shares and this Offering—We have broad discretion in the use of our cash, cash equivalents and investments, including the net proceeds from this offering, and we may not use them effectively.”
Pending our application of the net proceeds from this offering as described above, we plan to invest such proceeds in a variety of capital preservation investments, including short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY
We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. See “Risk Factors—Risks Related to Ownership of our ADSs and Ordinary Shares and this Offering—We have never declared or paid dividends on our ordinary shares, and we do not anticipate paying dividends in the foreseeable future.”
All of the ordinary shares represented by the ADSs offered by this prospectus will generally have the same dividend rights as all of our other outstanding ordinary shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Other Distributions.” Cash dividends on our ordinary shares, if any, will be paid in Euros or U.S. dollars with respect to the ADSs as provided in the deposit agreement.
Under English law, among other things, we may pay dividends only if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2019:
•	on an actual basis, and
•
on an as adjusted basis to give effect to our issuance and sale of   ADSs, representing   ordinary shares, in this offering at an assumed initial public offering price of $   per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £  on   , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of  , 2020, multiplied by the ADS-to-share ratio of 1 to 5, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Actual data as of December 31, 2019 in the table below is derived from our audited consolidated financial statements. The as adjusted data included in the table below is unaudited. You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of December 31, 2019
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$67,229	$
Long-term debt
Secured Credit Facility	81,610
Convertible Notes, principal amount	125,000
Total long-term debt	$206,610	$
Equity:
Share capital	11,918
Share premium	2,422
Other reserves	248,656
Accumulated deficit	(133,674)
Total equity	$129,322	$
Total capitalization	$335,932	$
(1)
Our cash and cash equivalents and capitalization following the offering will depend on the actual offering price and other terms of the offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on     , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of   , 2020, multiplied by the ADS-to-share ratio of 1 to 5, would increase (decrease) our as adjusted cash and cash equivalents, total equity and total capitalization by $     million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) of     in the number of ADSs we are offering would increase (decrease) our as adjusted cash and cash equivalents, total equity and total capitalization by approximately $    million, assuming the assumed initial public offering price per ADS remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION
If you invest in the ADSs in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the net book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net book value per ADS. As of December 31, 2019, we had a historical net tangible book value of $(252.4) million corresponding to a net tangible book value of $(1.63) per ordinary share (equivalent to $(8.17) per ADS). Our net tangible book value per ADS represents total consolidated tangible assets less total consolidated liabilities, divided by the number of shares outstanding as of December 31, 2019, and multiplied by 5 (one ADS represents 5 ordinary shares).
After giving effect to the issuance and sale of    ADSs in this offering at an assumed initial public offering price of $   per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on     , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $     as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at December 31, 2019 would have been $    million, representing $     per ordinary share (equivalent to $     per ADS). This represents an immediate increase in the net tangible book value of $    per ordinary share to existing shareholders and immediate dilution of $    per ADS to new investors purchasing ADSs in this offering. Dilution per ADS to new investors is determined by subtracting our as adjusted net tangible book value per ADS from the assumed initial public offering price per ADS paid by new investors.
The following table illustrates this dilution on a per-ADS basis:
Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of December 31, 2019	$(8.17)
Increase in net tangible book value per ADS attributable to new investors participating in this offering	$

As adjusted net tangible book value per ADS after this offering		$

Dilution per ADS to new investors participating in this offering		$
The dilution information discussed above is illustrative only and will depend upon the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $    per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $   as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, would increase or decrease our as adjusted net tangible book value as of December 31, 2019 by $    million, or $    per ADS, and would increase or decrease dilution to new investors participating in this offering by $    per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase or decrease the number of ADSs we are offering. An increase of     in the number of ADSs offered by us would increase our as adjusted net tangible book value as of December 31, 2019 after this offering by approximately $    million, or $    per ADS, and would decrease dilution to new investors participating in this offering by $    per ADS, assuming that the initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of     in the number of ADSs offered by us would decrease our as adjusted net tangible book value as of December 31, 2019 by approximately $    million, or $    per ADS, and would increase dilution to new investors participating in this offering by $    per ADS, assuming that the initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of ADSs offered by us and other terms of this offering determined at pricing.
If the underwriters exercise in full their option to purchase additional ADSs, our as adjusted net tangible book value per ordinary share after the offering would be $     per ordinary share (equivalent to $    per

ADS), representing an immediate increase in as adjusted net tangible book value to existing shareholders of $    per ordinary share and immediate dilution of $    per ADS to new investors participating in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table shows, as of December 31, 2019, on an as adjusted basis, the number of ordinary shares owned by existing shareholders and to be owned by new investors purchasing ADSs in this offering, the total consideration paid to us, the average price paid per ordinary share paid by our existing shareholders and the average price per ADS to be paid by new investors purchasing ADSs in this offering. The calculation below is based on an assumed initial public offering price of $    per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $    as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):
	Ordinary shares (including those represented by ADSs) purchased(1)		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percentage	Amount	Percentage
Existing shareholders		%	$	%	$	$
New investors
Total		100%		100%
(1)	Each ADS represents 5 ordinary shares and as such any sale of ADSs will be reflected in the amount of the new ordinary shares which we will issue.
A $1.00 increase (decrease) in the assumed initial public offering price of $    per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £    on    , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $    as of    , 2020, multiplied by the ADS-to-share ratio of 1 to 5, would increase (decrease) total consideration paid by new investors participating in this offering by $  , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of ordinary shares and ADSs outstanding after this offering is based on the number of ordinary shares outstanding as of December 31, 2019, and assumes no exercise of the underwriters’ option to purchase up to    additional ADSs.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA
The tables below set forth the following selected consolidated financial data:
•
Selected consolidated statements of comprehensive loss of Amryt for the years ended December 31, 2018 and 2019 and a selected consolidated statement of financial position of Amryt as of December 31, 2019, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB.

•
Selected consolidated statements of comprehensive loss of Aegerion for the years ended December 31, 2017 and 2018, which have been derived from Aegerion’s audited consolidated financial statements included elsewhere in this prospectus. Aegerion’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP.

•
Selected consolidated statements of comprehensive loss of Aegerion for the six months ended June 30, 2019 and a selected consolidated statement of financial position of Aegerion as of June 30, 2019, which have been derived from Aegerion’s unaudited interim consolidated financial statements included elsewhere in this prospectus. The accounting principles applied in Aegerion’s unaudited interim financial statements are consistent with those used in Aegerion’s annual audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements.

Historical results for any prior period do not necessarily indicate our results to be expected for any future period. Interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period.
You should read the following selected consolidated financial data together with the financial statements included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data,” “Pro Forma Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Selected Consolidated Financial Data of Amryt
	Year Ended December 31,
	2019	2018
	(In thousands except per share data)
Statement of comprehensive income/(loss) data:
Revenue	$58,124	$17,095
Cost of sales	(42,001)	(6,266)
Gross profit	16,123	10,829
Total administrative, selling and marketing expenses	(36,339)	(18,163)
Research and development expenses	(15,827)	(10,703)
Impairment charge	(4,670)	—
Restructuring and acquisition costs	(13,038)	—
Operating loss before finance expense	$(53,751)	$(18,037)
Non-cash change in fair value of contingent consideration	(8,251)	(10,566)
Finance expense	(4,759)	(1,841)
Loss on ordinary activities before taxation	$(66,761)	$(30,444)
Tax credit/(charge) on loss on ordinary activities	1,226	(43)
Loss for the year attributable to the equity holders	(65,535)	(30,487)
Total other comprehensive income/(loss)	781	(77)
Total comprehensive loss for the period attributable to the equity holders	$(64,754)	$(30,564)
Basic loss per share	$(0.86)	$(0.67)
Diluted loss per share	$(0.86)	$(0.67)

	As of December 31, 2019
	Actual	As Adjusted(2)
	(In thousands)
Statement of financial position data:
Cash and cash equivalents	$67,229	$
Trade and other receivables	36,387
Inventories	43,623
Working capital(1)	47,025
Total assets	534,347
Secured Credit Facility	81,610
Convertible Notes, net of equity component	96,856
Total liabilities	405,025
Accumulated deficit	133,674
Total equity	129,322
(1)	We define working capital as current assets less current liabilities.
(2)
The as adjusted information is illustrative only and will depend on the actual offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per ADS, which was the U.S. dollar equivalent of the closing price of our shares on AIM of £     on      , 2020, at the U.S. dollar/GBP exchange rate of £1.00 per $     as of     , 2020, multiplied by the ADS-to-share ratio of 1 to 5, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total equity by $     million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase (decrease) in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total equity by $     million, assuming no change in the assumed initial public offering price and after deducting underwriting discounts and commissions and offering expenses payable by us.

Selected Consolidated Financial Data of Aegerion(1)
	Six Months Ended June 30, 2019	Year Ended December 31,
		2018	2017
	(In thousands)
Statement of comprehensive loss data:
Net revenues	$95,857	$130,432	$138,438
Cost of product sales	35,364	59,697	77,220
Operating expenses:
Selling, general and administrative	43,424	64,437	77,793
Research and development	13,946	38,064	44,895
Restructuring charges	—	2,171	121
Related party expense (income), net	397	942	(177)
Total operating expenses	57,767	105,614	122,632
Loss from operations	2,726	(34,879)	(61,414)
Reorganization items, net	(2,145)	—	—
Interest expense, net	(29,681)	(50,746)	(39,467)
Interest expense due to Novelion	(1,182)	(2,987)	(1,089)
Loss on extinguishment of debt	—	(4,333)	—
Other expense, net	(224)	(1,888)	(836)
Loss before provision for income taxes	(30,506)	(94,833)	(102,806)
Provision for income taxes	(369)	(1,705)	(594)
Net loss	$(30,875)	$(96,538)	$(103,400)
As of June 30, 2019
(In thousands)
Statement of financial position data:
Cash and cash equivalents	$36,080
Trade and other receivables	26,408
Inventories	51,792
Total assets	322,634
Total current liabilities	67,434
Provision for legal settlements - non-current	11,962
Other non-current liabilities	1,444
Total liabilities not subject to compromise	80,840
Liabilities subject to compromise	420,651
Total liabilities	501,491
Total equity	(178,857)
(1)	Debtor in possession as of June 30, 2019 but not as of December 31, 2017 and 2018.

PRO FORMA FINANCIAL INFORMATION
On September 24, 2019, we completed the Acquisition upon Aegerion’s emergence from bankruptcy pursuant to the Plan of Reorganization. The following transactions were completed in connection with the Acquisition and Aegerion’s emergence from bankruptcy:
•
Prior to consummation of the Acquisition, we conducted a private placement of ordinary shares to certain accredited investors, which generated gross proceeds of approximately $8 million. Proceeds from this issuance were used primarily to pay for transaction costs incurred in connection with the Acquisition.

•
Prior to consummation of the Acquisition, we also issued the CVRs to holders of ordinary shares and to employee option holders entitling them to proceeds of up to $85 million upon the occurrence of specified milestones related to the regulatory approval and commercialization of AP101.

•
On September 24, 2019, we completed a $60 million fundraising by way of the issue of (i) new ordinary shares at a price of $1.79 per ordinary share, and (ii) zero cost warrants to new and existing investors, and certain creditors of Aegerion. Proceeds from this issuance were used to fund development of our product pipeline and potential new indications for our late stage product candidates and for general corporate purposes.

•
On September 24, 2019, Aegerion issued $125 million in aggregate principal amount of the Convertible Notes, to certain of its pre-bankruptcy creditors. The Convertible Notes were issued in satisfaction of the creditors’ claims against Aegerion pursuant to Section 1145 of the Bankruptcy Code.

•
On September 24, 2019, we entered into a new five-year $81 million first-lien Secured Credit Facility guaranteed by certain of our subsidiaries and bearing an interest rate of (x) 11% per annum paid in cash, or (y) 6.5% per annum paid in cash plus 6.5% per annum paid in kind, in each case, on a quarterly basis.

We refer to the foregoing series of transactions, including the Acquisition, as the “Transactions.”
The following unaudited pro forma financial statement of loss for the year ended December 31, 2019 gives effect to the Transactions as if they had occurred on January 1, 2019. This unaudited pro forma financial information has been prepared based on our historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma financial information. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly attributable to the Transactions. In addition, the unaudited pro forma financial information reflects only those adjustments that are expected to have a continuing impact on our results of operations. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. Because the Acquisition was completed on September 24, 2019, no unaudited pro forma condensed combined balance sheet as at December 31, 2019 is presented herein.
The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to represent our consolidated results of operations that would actually have occurred had the Transactions been consummated on January 1, 2019 or to project our consolidated results of operations for any future date or period.
The unaudited pro forma financial information should be read together with the sections titled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements of Amryt and Aegerion (together with the related notes thereto) included elsewhere in this prospectus.

UNAUDITED PRO FORMA STATEMENT OF LOSS
	Amryt consolidated loss for the year ended December 31, 2019	Aegerion consolidated loss for the period to June 30, 2019	Aegerion consolidated profit for the period from July 1 to September 24, 2019	Adjustments	Notes	Pro forma consolidated loss for the year ended December 31, 2019
	IFRS	U.S. GAAP	U.S. GAAP			IFRS
	($ in thousands)
Net revenues	$58,124	$67,362	$33,742	$(2,463)	3a	$156,765
Upfront license fee	—	28,495	—	—		28,495
Total Revenues	58,124	95,857	33,742	(2,463)		185,260
Cost of product sales	(19,803)	(22,209)	(11,127)	2,463	3a	(50,676)
Amortization of acquired intangibles	(11,831)	(12,548)	(5,856)	(9,772)	3b	(40,007)
Amortization of inventory fair value step-up	(10,367)	(607)	(1,359)	—		(12,333)
Total cost of sales	(42,001)	(35,364)	(18,342)	(7,309)		(103,016)
Gross profit	16,123	60,493	15,400	(9,772)		82,244
Selling, general and administrative expenses	(35,498)	(45,607)	(29,244)	50,172	3c	(60,177)
Research and development expenses	(15,827)	(13,676)	(8,628)	5		(38,126)
Restructuring and acquisition costs	(13,038)	—	—	13,038	3d	—
Shared based payment expense	(841)	(703)	20	(704)	3e	(2,228)
Impairment of intangible assets	(4,670)	—	—	—		(4,670)
Operating (loss)/profit before finance expense	(53,751)	507	(22,452)	52,739		(22,957)
Net finance (expense)/income	(4,759)	(31,012)	77,281	(60,382)	3f	(18,872)
Non cash change in fair value of contingent consideration	(8,251)	—	—	(3,860)	3g	(12,111)
(Loss)/profit on ordinary activities before taxation	(66,761)	(30,505)	54,829	(11,503)		(53,940)
Tax credit/(charge) on ordinary activities	1,226	(369)	26	—		883
(Loss)/profit for the year attributable to the equity holder of the company	$ (65,535)	$ (30,874)	$54,855	$(11,503)		$(53,057)
Notes to Unaudited Pro Forma Statement of Loss
1.	Basis of preparation
The historical consolidated financial statements of Amryt and Aegerion have been adjusted in the pro forma combined financial information to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) expected to have a continuing impact on our combined results. The Acquisition was accounted for as a business combination under the acquisition method of accounting in accordance with IFRS 3, Business Combinations.
2.	Accounting policy conformity change
The historical financial information of Aegerion was prepared in accordance with U.S. GAAP. The adjustments convert Aegerion’s financial information from U.S. GAAP to IFRS and align Aegerion’s accounting policies to those applied by Amryt. These adjustments are detailed in Note 3.
3.	Pro Forma Adjustments
The pro forma adjustments are based on Amryt’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined financial information:
a)
Adjustment to eliminate inter-company transactions between Amryt and Aegerion. Revenues have been reduced to reflect the royalty income of $2.4 million recognized by Aegerion prior to the Acquisition, and cost of product sales has been reduced by the same amount to reflect the cost in Amryt’s historical financial statements.

b)	Adjustment to amortization of acquired intangibles of $9.8 million consists of:
i)	amortization expense in the historical financial statements of Aegerion converted to IFRS, resulting in a reduction in amortization expense of $0.6 million;
ii)	elimination of the historical amortization expense on the Aegerion intangible assets acquired by Amryt, including the IFRS adjustment above, of $18.4 million; and
iii)	recognition of a revised amortization expense of $28.2 million, based on the fair value of intangible assets acquired. Amortization is calculated on a straight-line basis.

c)	Adjustment to selling, general and administrative expenses of $50.2 million consists of:
i)
the elimination of Aegerion non-recurring restructuring, acquisition, severance and bankruptcy expenses, totalling $50.4 million. These costs were incurred by Aegerion prior to the Acquisition and are excluded on the basis that they are not expected to have a continuing impact on our combined results following the Acquisition; and

ii)
additional selling, general and administrative expenses of $0.2 million arising from reclassification of $0.7 million of expenses and $0.5 million of income from finance expenses to selling, general and administrative expenses.

d)
Adjustment to restructuring and acquisition expenses to eliminate Amryt’s non-recurring restructuring and acquisition expenses. These expenses are excluded on the basis that they are not expected to have a continuing impact on our combined results following the Acquisition.

e)	Increase in share based payment expenses of $0.7 million to reflect the increase in Aegerion’s share based payment expenses under IFRS 2.
f)	Adjustment made for the following:
i)
elimination of finance charges, unamortized debt discounts and debt issuance costs totalling $39.4 million and gains on the extinguishment of debt of $86.2 million, recognized by Aegerion in its historical financial statements;

ii)	elimination of finance charges of $2.8 million relating to the EIB loan facility held by Amryt which was fully repaid in connection with the Acquisition;
iii)
inclusion of interest expenses of $8.1 million relating to the new Secured Credit Facility and $7.6 million relating to the Convertible Notes, assuming that these liabilities were incurred on January 1, 2019;

iv)	reclassification of $0.5 million included in interest income in the historical financial statements of Aegerion to selling, general and administrative expenses; and
v)
additional net finance charges of $0.1 million to reflect $0.8 million booked as an IFRS adjustment for amortization of Aegerion’s debt issuance costs, partially offset by a reclassification of $0.7 million to selling, general and administrative expenses relating to interest expense on prepetition claims and interest on liability settlements in Aegerion’s historical financial statements.

g)	Adjustment for non-cash financing expenses, assuming that the CVRs were issued on January 1, 2019.
4.	Exclusion from Pro Forma Adjustments
In early 2019, Aegerion out-licensed the rights to JUXTAPID for distribution in Japan to Recordati. This has not been eliminated in the pro forma statement of loss on the grounds that it is not directly attributable to the Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the information in “Selected Consolidated Financial Data,” “Pro Forma Financial Information” and the Consolidated Financial Statements of each of Amryt and Aegerion, including the notes thereto. The following discussion is based on financial information prepared, in the case of Amryt, in accordance with IFRS as issued by the IASB, and, in the case of Aegerion, in accordance with U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases. We have built a diverse portfolio of commercial and development stage assets including:
•	lomitapide, an approved treatment in the United States and the European Union for adult patients with HoFH;
•	metreleptin, an approved treatment in the United States for GL and in the European Union for GL and PL;
•
AP101, our lead development asset, which is currently in a pivotal Phase 3 trial as a potential treatment for severe EB (if AP101 is approved for this indication, we intend to market it under the name FILSUVEZ);

•
AP103, our first product candidate utilizing our novel polymer-based topical gene therapy delivery platform, which is in preclinical development as a potential treatment for patients with EB and other topical indications; and

•	Imlan, a range of derma-cosmetic products marketed solely in Germany as a treatment for sensitive, allergy-prone and dry skin.
On September 24, 2019, we completed the Acquisition of Aegerion, a wholly-owned operating subsidiary of Novelion Therapeutics Inc. We believe that this Acquisition will advance our ambition to create a global leader in rare and orphan diseases. Prior to the Acquisition, we licensed the rights from Aegerion to sell lomitapide in Europe and the Middle East, while Aegerion retained the rights to this product in the United States and elsewhere. Following the Acquisition, we sell lomitapide and metreleptin globally, excluding Japan for lomitapide and Japan, South Korea and Taiwan for metreleptin.
Due to the significance of the Acquisition, our post-acquisition financial results differ materially from our pre-Acquisition historical performance, beginning with our audited financial results for the year ended December 31, 2019. In addition, due to how recently we completed the Acquisition, we may not be able to accurately predict our near-term combined financial performance.
Acquisition of Aegerion
The following transactions were completed in connection with the Acquisition and Aegerion’s emergence from bankruptcy:
•
Prior to consummation of the Acquisition, we conducted a private placement of ordinary shares to certain accredited investors, which generated gross proceeds of approximately $8 million. Proceeds from this issuance were used primarily to pay for transaction costs incurred in connection with the Acquisition.

•
Prior to consummation of the Acquisition, we also issued the CVRs to holders of ordinary shares and to employee option holders entitling them to proceeds of up to $85 million upon the occurrence of specified milestones related to the regulatory approval and commercialization of AP101.

•
On September 24, 2019, we completed a $60 million fundraising by way of the issue of (i) new ordinary shares at a price of $1.79 per ordinary share, and (ii) zero cost warrants to new and existing investors, and certain creditors of Aegerion. Proceeds from this issuance are being used to fund development of our product pipeline and potential new indications for our late stage product candidates and for general corporate purposes.

•
On September 24, 2019, we issued $125 million in aggregate principal amount of the Convertible Notes, to certain of Aegerion’s pre-bankruptcy creditors. The Convertible Notes were issued in satisfaction of the creditors’ claims against Aegerion pursuant to Section 1145 of the Bankruptcy Code.

•
On September 24, 2019, we entered into a five-year $81 million Secured Credit Facility, guaranteed by certain of our subsidiaries and bearing an interest rate of (x) 11% per annum paid in cash, or (y) 6.5% per annum paid in cash plus 6.5% per annum paid in kind, in each case, on a quarterly basis.

Aegerion Investigations and Legal Proceedings
Aegerion had been the subject of certain investigations and other legal proceedings (some of which remain ongoing), including investigations of Aegerion’s marketing and sales activities of JUXTAPID by the DOJ and the SEC, and an investigation by federal prosecutors in Brazil to determine whether there have been violations of Brazilian laws related to sales of JUXTAPID. In September 2017, Aegerion entered into a settlement with the DOJ, the SEC and other federal and state government agencies (the “Aegerion Settlements”) that required Aegerion, in addition to paying certain penalties and Aegerion Settlement amounts, to plead guilty to two misdemeanors involving misbranding violations of the Food, Drug and Cosmetics Act and to enter into a three-year deferred prosecution agreement, which is scheduled to end in September 2020, with regard to a charge that it engaged in a conspiracy to violate HIPAA), and to enter into a Consent Decree of Permanent Injunction with the FDA. Aegerion was sentenced by the U.S. District Court on January 30, 2018. Under the terms of the Aegerion Settlements and the sentence, Aegerion was required to pay approximately $40.1 million in aggregate penalties, which includes $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ. We assumed these obligations in connection with the Acquisition and have been making these penalty payments in accordance with the terms of the Aegerion Settlements. If we fail to satisfy obligations under the Aegerion Settlements, any outstanding amount will accrue interest at a rate of 1.75% per annum, and we may be subject to further penalties or litigation. The Aegerion Settlements also mandate extensive remedial and compliance measures. The failure to comply with any provisions of the Aegerion Settlements, including the financial, remedial and compliance measures, could result in the imposition of additional fines, penalties and obligations, and could subject us to prosecution or exclusion from federal healthcare programs in the United States. As of December 31, 2019, the total remaining outstanding payment due under the Aegerion Settlements, inclusive of interest, was $19.7 million.
Key Factors Affecting Our Business
Our ability to expand approved indications and markets for lomitapide and metreleptin
We intend to take steps necessary to seek approval for the use of lomitapide to treat pediatric HoFH and for the treatment of FCS and for the use of metreleptin to treat PL in the United States. We also intend to seek marketing approval for lomitapide in Brazil and for metreleptin in certain South American countries. Our ability to generate revenue from these potential new indications and markets depends on our success in completing development of and commercializing such products, which will require a significant investment of time and resources and may not ultimately prove successful.
Our ability to commercialize AP101, if approved
We expect to report data from our pivotal Phase 3 trial of AP101 for the treatment of severe EB in the second half of 2020. If the trial is successful, we intend to apply for approval of AP101 and, if approved, commercialize it under the name FILSUVEZ in the United States and Europe through our existing commercial infrastructure. If the commercialization effort requires more than the minimal additions we are anticipating, our financial results could suffer.

Our ability to maintain and grow our revenues from our existing commercial products, metreleptin and lomitapide, given the impact of the current COVID-19 pandemic
Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites. The outbreak and government measures taken in response thereto have had a significant impact, both direct and indirect, on businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen. As COVID-19 continues to spread around the globe, we may experience disruptions that could affect our business, preclinical studies and clinical trials. See “Risk Factors” for additional information.
International operations and foreign currency exchange
We operate on a global basis with offices, sales and activities throughout the world. Our worldwide operations and sales have increased as a result of the Acquisition and the continued expansion of our commercial organization. Our global operations subject our financial results to fluctuations in foreign currency exchange rates, changes in general economic and political conditions in countries where we operate, particularly as a result of ongoing economic instability within foreign jurisdictions, sensitivity to governmental actions relating to tariffs or trade agreements, complex and restrictive employment and labor laws and regulations, as well as union and works council restrictions, sensitivity to changes in tax laws or rulings in jurisdictions across the world, longer payment cycles from customers in certain geographies, and legal compliance costs and risks.
Our ability to add rare disease assets to our portfolio
Identifying, acquiring and developing new products and product candidates to build shareholder value is key to our goal of becoming a global leader in the treatment of rare diseases. Our future profitability and growth will depend on our ability to acquire and in-license product candidates on favorable terms.
Key Components of Our Results of Operations
Revenues
Prior to the Acquisition, we generated revenues from the sale of LOJUXTA (the marketing name for lomitapide in the European Union) and Imlan, either directly to customers or through third parties that distribute these products to customers. For the remainder of 2019 following the Acquisition, we also generated revenues from (a) the sale of JUXTAPID (the non-EU marketing name for lomitapide), (b) the sale of metreleptin globally (marketed as MYALEPT in the United States and as MYALEPTA in the European Union), and (c) royalties paid to us from our JUXTAPID licensee in Japan.
Cost of Sales
Cost of sales is comprised of the cost of producing products, royalties on sales and the cost of delivery of goods sold to customers, including the costs associated with the services provided by the distributors to import and deliver the goods. Cost of sales also includes amortization of intangible assets that we acquired as part of the Acquisition, as well as amortization of the step-up in the fair value of the inventory acquired in the Acquisition.
Selling, General and Administrative (“SG&A”) expenses
SG&A expenses includes payroll and payroll-related costs, real estate and lease costs, insurance costs, fees payable to auditors, pension costs, marketing expenses and general corporate expenses. Following the Acquisition, our SG&A expenses have increased significantly with the expansion of the selling, regulatory, quality and compliance infrastructure in place for a company with a global commercial footprint.
We expect SG&A expenses in 2020 to increase compared to 2019, primarily due to the full-year effect of the Acquisition, including an increase in compensation-related expenses driven by higher headcount and other expenses related to the expansion and support of our business. We also expect an increase in expenses related to the preparation for the potential commercial launch of AP101 and the continuation of the commercial launch of metreleptin in the European Union following its approval in July 2018. In addition, as a result of becoming a U.S. public company listed on the Nasdaq, we will incur legal, accounting and other expenses that we did not previously incur, resulting in further increases in our SG&A expenses in future periods.

Research and Development (“R&D”) expenses
R&D expenses include employee-related expenses, such as salaries and other benefits, for our R&D personnel; costs for production of drug product used in our clinical trials and development of our manufacturing processes; fees and other costs paid to third parties in connection with R&D, consultants and other suppliers to conduct our clinical trials, preclinical and non-clinical studies, and post approval commitment studies; and costs of facilities, materials and equipment related to our clinical trials and preclinical and non-clinical studies. We expense R&D costs as incurred, because they do not qualify to be capitalized as intangible assets under IFRS since the technical feasibility of the materials is not proven and no alternative use for them exists in the absence of marketing approval.
For 2020 and beyond, we expect that our R&D expenses will continue to increase from previous levels, particularly when a full year’s R&D costs associated with the acquired assets from Aegerion are reflected in the Consolidated Statement of Comprehensive Loss. We also anticipate that costs will increase as we prepare for anticipated regulatory submissions and data read-outs from clinical trials, initiate and undertake additional clinical trials and related development work, and potentially acquire rights to additional product candidates. Specific anticipated drivers of increases in R&D expenses are our efforts to complete clinical development and seek marketing approval for AP101, initiate clinical development of AP103, and continue with life cycle development opportunities and post approval commitments for lomitapide and metreleptin. R&D expenses may vary substantially from period to period based on the timing of our research and development activities, including timing due to regulatory approval and moving from preclinical to the clinic and enrolling patients into clinical trials.
If we are successful in our AP101 clinical development efforts we expect to incur significant milestone payment obligations as AP101 progresses toward potential commercialization as well as significant financial obligations under our CVRs.
Finance Items
Finance income (expense) includes interest on our marketable securities and realized and unrealized exchange rate gains (losses), as well as interest and fees paid on our outstanding indebtedness.
As part of the Acquisition, we entered into a new U.S. dollar denominated $81,021,000 Secured Credit Facility with various lenders. The Secured Credit Facility matures on September 24, 2024. Interest will be payable on a quarterly basis at the rate of (i) 11% per annum paid in cash on a quarterly basis or, our option, (ii) at the rate of 6.5% paid in cash plus 6.5% paid in kind. The Secured Credit Facility may be prepaid, in whole or in part, at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.0% to 0% of the principal then outstanding.
As part of the Acquisition, we also issued Convertible Notes with an aggregate principal amount of $125,000,000 to certain of Aegerion’s pre-bankruptcy creditors. The Convertible Notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 15 of each year. The Convertible Notes will mature on April 1, 2025, unless earlier repurchased or converted. As a result of the conversion feature in the Convertible Notes, the notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument, respectively. The financial liability component was measured at fair value based on the discounted cash flows expected over the estimated term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. The liability component is recorded on our Consolidated Statement of Financial Position at amortized cost, and interest is calculated by applying the estimated prevailing market interest rate at the time of issue. The equity component is recognized in equity and is not subsequently remeasured.
All interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs which are subsequently carried at amortized cost using the effective interest method. Interest is charged to the Consolidated Statement of Comprehensive Loss.
Exchange rate adjustments recognized in the financial income or expenses reflect adjustments to the value of assets and liabilities denominated in foreign currencies, other than our functional currency, which is U.S. dollars for the year ended December 31, 2019.

Transactions denominated in foreign currencies are translated into the functional currency of each relevant subsidiary at the exchange rates in effect on the date of the transaction. Exchange rate gains and losses arising between the transaction date and the settlement date (or the balance sheet date for unsettled assets or liabilities) are recognized in the Consolidated Statement of Comprehensive Loss as either finance income or expenses.
We include the non-cash discount component of contingent consideration which is being unwound to the Consolidated Statement of Comprehensive Loss in Finance expenses. The contingent consideration arose as part of (i) the acquisition of Amryt Birken AG (now Amryt GmbH) in 2016 through which we acquired AP101, and (ii) the issuance of CVRs in connection with the Acquisition of Aegerion. The fair value of contingent consideration was initially determined by discounting the contingent amounts payable to their present value at the date of acquisition, in the case of Amryt GmbH, and the date of grant of the CVRs. The discount components are being unwound as a current non-cash financing charge in the Consolidated Statement of Comprehensive Loss over the life of the obligation. We review the fair value of the contingent consideration at each reporting date.
Tax on ordinary activities
Our corporate tax is comprised of current tax and the adjustment of deferred taxes during the period. In any given period, the adjustment to our deferred tax position, including the reversal of valuation allowances, may partially or wholly offset current tax expense.
Results of Operations of Amryt
Financial results of Amryt for the Year Ended December 31, 2019 compared to the Year Ended December 31, 2018
The following table sets forth certain consolidated statement of operations data for Amryt (in thousands, except per share data):
	Year ended December 31,
Statement of comprehensive loss data:	2019	2018
	$’000 except per share data
Revenue	$58,124	$17,095
Cost of sales	(42,001)	(6,266)
Gross Profit	16,123	10,829
Research and development expenses	(15,827)	(10,703)
Selling, general and administrative expenses	(35,498)	(17,342)
Restructuring and acquisition costs	(13,038)	—
Share based payment expenses	(841)	(821)
Impairment charge	(4,670)	—
Operating loss before finance expense	(53,751)	(18,037)
Non-cash change in fair value of contingent consideration	(8,251)	(10,566)
Net finance expense	(4,759)	(1,841)
Loss on ordinary activities before taxation	(66,761)	(30,444)
Tax credit/(charge) on ordinary activities	1,226	(43)
Loss for the year attributable to the equity holders of the Company	(65,535)	(30,487)
Total other comprehensive profit/(loss)	781	(77)
Total comprehensive loss for the year attributable to the equity holders of the Company	(64,754)	(30,564)
Loss per share – basic and diluted, attributable to ordinary equity holders of the parent	$(0.86)	$(0.67)

Revenues
The revenues for each of our significant products were as follows:
	Year ended December 31,		Increase / (Decrease)
Revenues:	2019	2018
	$000		$000%
Metreleptin	$25,088	$—	$25,088	100%
Lomitapide	32,260	16,110	16,150	100.2%
Other	776	985	(209)	(21.2%)
Total revenues	$58,124	$17,095	$41,029	240.0%
Total product sales were $58.1 million for the year ended December 31, 2019, compared to $17.1 million for the year ended December 31, 2018. Sales of metreleptin and lomitapide comprise product sales and royalties on sales, respectively, made by our licensees.
Metreleptin
We generated revenues from product sales of metreleptin of $25.1 million for the period from the date of Acquisition on September 24, 2019 to December 31, 2019. 59.6% of product sales for metreleptin were in the United States, with the remaining 40.4% in the European Union and other international markets.
Future net revenues of metreleptin are highly dependent on our ability to:
•	maintain existing patients on therapy;
•	continue to build market acceptance for metreleptin in the United States;
•	build market acceptance in the European Union following the recent approval by the EMA in July 2018, and continue to obtain pricing and reimbursement approvals in key markets in the European Union;
•	secure regulatory approval from the FDA for the treatment of PL in the United States; and
•	obtain regulatory approvals for metreleptin in new markets for the treatment of GL and PL based on the data package which secured approval in Europe.
In addition, we expect to continue to pay significant Medicaid rebates for metreleptin in the United States. An increase in the relative mix of patients that have Medicaid as their primary insurance coverage would have an adverse impact on our ability to increase revenues.
Lomitapide
We generated revenues from product sales of lomitapide of $31.6 million and royalties of $0.7 million from Recordati for the year ended December 31, 2019. This includes revenues from product sales of LOJUXTA in the EMEA region for the full year together with revenues from product sales and royalties of JUXTAPID in other jurisdictions from the date of Acquisition on September 24, 2019.
This compares to $16.1 million of LOJUXTA product sales (all in the EMEA region) for the year ended December 31, 2018.
Future net revenues of lomitapide are highly dependent on our ability to:
•	maintain existing patients on therapy;
•	continue to build market acceptance for lomitapide in existing markets;
•	continue to support patient access programs in all territories;
•	obtain pricing and reimbursement approvals in new markets in the European Union; and
•	secure regulatory approval for lomitapide in Brazil and other key markets.

In addition, we expect to continue to pay significant Medicaid rebates for lomitapide in the United States. An increase in the relative mix of patients that have Medicaid as their primary insurance coverage would have an adverse impact on our ability to increase revenues.
Other
Other revenues relate to sales from our in-house derma-cosmetic range of products, Imlan, and our early access program for AP101. Imlan is marketed solely in Germany as a treatment for sensitive, allergy-prone skin. The decrease in revenues in 2019 was due to a decrease in customers following a reduction in product offerings in 2019.
Cost of Sales
	Year ended December 31,		Increase / (Decrease)
Cost of Sales:	2019	2018
	$000		$000%
Cost of product sales	$11,384	$3,588	$7,796	217.3%
Amortization of acquired intangibles	11,831	—	11,831	100.0%
Amortization of inventory fair value step-up	10,367	—	10,367	100.0%
Royalty expenses	8,419	2,678	5,741	214.3%
Total cost of sales	$42,001	$6,266	$35,735	570.3%
Total cost of sales was $42.0 million for the year ended December 31, 2019, representing the cost, including royalties, of selling metreleptin and lomitapide, non-cash intangible amortization and non-cash inventory fair value step-up expenses. Total cost of sales was $6.3 million for the year ended December 31, 2018, which represented the cost, including royalties, from sales of LOJUXTA, Imlan and our Early Access Program for AP101.
The cost of product sales in the year ended December 31, 2019 increased by $7.8 million, and royalty expenses increased by $5.7 million in 2019 compared to the year ended December 31, 2018. The acquisition of lomitapide for markets outside the EMEA and metreleptin for all markets largely drove this increase in costs. Following the Acquisition, we are now selling two commercial products on a global basis, which results in a higher cost of producing our commercial products, higher royalties on sales, and higher costs of delivery of goods sold to customers, including the costs associated with the services provided by our distributors to import and deliver the goods.
Amortization of acquired intangible assets was $11.8 million in 2019 and relates to the amortization charge, for the post Acquisition period, on the two commercial assets purchased as part of the Acquisition.
The non-cash inventory step-up was $10.4 million in 2019. This relates to the difference between the estimated fair value and the book value of inventory acquired from Aegerion which is being amortized over the estimated period that we expect to sell this inventory.
Research and Development Expenses
Research and development expenses consist primarily of costs related to clinical studies and outside services, post-approval commitment studies, personnel expenses and other research and development costs. Study costs and outside services costs relate primarily to services performed by clinical research organizations, materials and supplies, and other third-party fees. Research and development expenses for the year ended December 31, 2019 were $15.8 million, representing 23% of our total operating expenses, compared to $10.7 million, or 37% of total operating expenses, for the year ended December 31, 2018. Research and development expenses in both years were primarily driven by the clinical advancement of AP101 as we continued our global clinical trial sites. Research expenses in 2019 comprised $4.8 million in employee compensation, $7.7 million of amounts paid to clinical research organizations, and $3.3 million of other outsourced services. Research expenses in 2018 comprised $2.6 million in employee compensation, $4.4 million of amounts paid to clinical research organizations, and $3.7 million of other outsourced services.

Selling, General and Administrative Expenses
Selling, general and administrative expenses were $35.5 million for the year ended December 31, 2019, representing 51% of our total operating expenses, compared to $17.3 million for the year ended December 31, 2018, representing 60% of our total operating expenses. The increase in selling, general and administrative expenses was primarily due to an increase in compensation-related expenses, primarily driven by higher headcount following the Acquisition, and an increase in other expenses related to the expansion and support of our business.
Restructuring and Acquisition Costs
Restructuring and acquisition costs arising from the Acquisition were $13.0 million for the year ended December 31, 2019. These costs primarily relate to professional fees associated with the Acquisition. The expenses also include severance costs associated with the relocation of a number of roles from the Boston office of Aegerion to our head office in Dublin, Ireland following the completion of the Acquisition.
Share-Based Payment Expenses
Non-cash share-based payment expenses for the year ended December 31, 2019 were $0.8 million, unchanged from the same amount in the year ended December 31, 2018. We issue share options as an incentive to senior management and employees. The fair value is measured at the grant date using the Black-Scholes model and amortized over the period during which the awards vest.
Impairment charge
In 2019, an impairment charge of $4.7 million was recorded to write off the remaining carrying value of an in process intangible asset, AP102, an early stage drug asset which represents a novel, next generation somatostatin analogue (“SSA”) peptide medicine for patients with rare neuroendocrine diseases, where there is a high unmet medical need, including acromegaly. Acromegaly is a rare endocrine disorder in which the body produces excessive growth hormone, leading to abnormal growth throughout the body over time. Following the Acquisition, we made the decision to concentrate resources on those development pipeline activities that will better complement our existing commercial assets, lomitapide and metreleptin. We may look to partner AP102 in the long-term future but in the short to medium term, we will continue to concentrate our efforts on AP101, AP103 and expansion opportunities for the existing commercial assets.
Non-Cash Change in Fair Value of Contingent Consideration
We compute the fair value of the contingent consideration arising from the acquisition of Birken AG (now Amryt GmbH) and the CVRs arising from the Acquisition of Aegerion.
The Amryt GmbH consideration relates to milestone payments of up to $35 million and royalty payments that are payable to the previous owners of Amryt GmbH, which are triggered by future regulatory approvals of AP101 for the treatment of EB from both the FDA and EMA, as well as future sales-driven milestones.
In conjunction with the Acquisition of Aegerion, we issued CVRs pursuant to which up to $85 million may become payable to our shareholders and option holders who were shareholders prior to completion of the Acquisition, if certain regulatory approval and revenue milestones are met in relation to AP101.
Finance Expenses
Net finance expense was $4.8 million for the year ended December 31, 2019. Net finance expense relates to interest on loans of $8.5 million, partially offset by foreign exchange gains of $3.8 million. The foreign exchange gain primarily relates to the translation of euro- and sterling-denominated net monetary amounts held by subsidiaries with a non U.S. dollar functional currency.
Net finance expense was $1.8 million for the year ended December 31, 2018, which primarily related to interest on our credit facility (the “EIB Facility”) with the European Investment Bank (“EIB”). This loan facility was repaid in 2019.
Results of Operations of Aegerion
The following discussion of Aegerion’s historical results of operations is based on Aegerion’s audited and unaudited consolidated financial statements, included elsewhere in this prospectus. Aegerion’s financial statements were prepared in accordance with U.S. GAAP, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including IFRS, which is the basis under which Amryt’s historical results of operations have been prepared.
In addition, as of the issuance of Aegerion’s financial statements there was substantial doubt regarding Aegerion’s ability to continue as a going concern. See Note 1, Description of Business, in the Notes to Aegerion’s Consolidated Financial Statements, included elsewhere in this prospectus, for more information regarding the conditions that raised substantial doubt about its ability to continue as a going concern.
Financial results of Aegerion for the Six Months Ended June 30, 2019 compared to the Six Months Ended June 30, 2018
The following table summarizes the results of Aegerion’s operations for the six-month periods ended June 30, 2019 and 2018, together with changes in those items in thousands of dollars:
	Six Months Ended June 30,		$ Increase / (Decrease)
	2019	2018
	(in thousands)
Net revenues	$95,857	$59,388	$36,469
Cost of product sales	35,364	29,208	6,156
Operating expenses:
Selling, general and administrative	43,424	38,568	4,856
Research and development	13,946	21,113	(7,167)
Related party expense, net	397	617	(220)
Total operating expenses	57,767	60,298	(2,531)
Income (loss) from operations	2,726	(30,118)	(32,844)
Reorganization items, net	(2,145)	—	2,145
Interest expense, net	(29,681)	(22,628)	7,053
Interest expense due to Novelion	(1,182)	(1,406)	(224)
Other expense, net	(224)	(1,054)	(830)
Loss before provision for income taxes	(30,506)	(55,206)	(24,700)
Provision for income taxes	(369)	(1,205)	(836)
Net loss	$(30,875)	$(56,411)	$(25,536)
Net Revenues
The revenues for each of Aegerion’s commercial products were as follows:
	Six Months Ended June 30,		Increase / (Decrease)
Revenues:	2019	2018
	(in thousands)
Metreleptin	$38,915	$29,751	$9,164
Lomitapide	56,942	29,637	27,305
Total net revenues	$95,857	$59,388	$36,469
Total net revenues were $95.9 million for the six months ended June 30, 2019, compared to $59.4 million for the six months ended June 30, 2018. During the second quarter of 2019, Aegerion recognized $30.0 million of licensing revenues, net of 60% of net sales benefit to Recordati for the period of the transition per the agreement, or approximately $1.5 million, under the license agreement with Recordati.
Metreleptin
Metreleptin sales were $38.9 million for the six months ended June 30, 2019, compared to $29.8 million for the six months ended June 30, 2018. The increase of $9.1 million for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 was primarily attributable to higher sales in the United States, arising from increased sales volumes and a price increase effective from January 1, 2019, as well as increased sales in EMEA following the EMA approval in July 2018, which resulted in an increase in the average number of patients in existing markets and our first commercial sales in the United Kingdom, Spain and Portugal.
Lomitapide
Lomitapide revenues were $29.6 million for the six months ended June 30, 2018, compared to $56.9 million for the six months ended June 30, 2019. The increase of $27.3 million for the six months ended June 30, 2019 compared to the six months ended June 30, 2018 was primarily attributable to the license agreement signed with Recordati in February 2019 for the commercialization of JUXTAPID in Japan. During the second quarter of 2019, Aegerion recognized $30.0 million of licensing revenues, net of 60% of net sales benefit to Recordati for the period of the transition per the agreement, or approximately $1.5 million, under the license agreement with Recordati. The marketing authorization was transferred to Recordati on May 10, 2019 and subsequent to this date, Aegerion began recognizing royalty revenues on product sales from Recordati rather than product revenues.
While 2019 net revenues from Japan were significantly higher than 2018 due to the recognition of revenue of $30.0 million of upfront and milestone payments, net of 60% of net sales benefit to Recordati for the period of the transition per the agreement, subsequent net revenues of lomitapide from Japan would decrease as a result of the license agreement with Recordati as Aegerion (and now Amryt) would recognize royalty revenues on product sales rather than product revenues.
Cost of Product Sales
Aegerion’s cost of product sales, which primarily consisted of the cost of producing products, royalties on sales, non-cash amortization of intangible assets and non-cash inventory fair value step-up expenses, were $29.2 million during the six months ended June 30, 2018, compared to $35.4 million for the six months ended June 30, 2019. The increase of $6.2 million was primarily attributed to the increase in royalty expenses incurred in the period for both metreleptin and lomitapide. Increased revenues generated from metreleptin in the United States in the six months ended June 30, 2019 resulted in higher royalty expenses incurred by Aegerion during such period. For lomitapide, pursuant to Aegerion’s license agreement with the University of Pennsylvania (“UPenn”), UPenn received 15% of the licensing payments from Recordati, resulting a $4.5 million royalty payable to UPenn during the second quarter of 2019.
Selling, General and Administrative Expenses
During the six months ended June 30, 2019, selling, general and administrative expenses were $43.4 million, compared to $38.6 million during the six months ended June 30, 2018. The $4.8 million increase was driven by non-recurring legal and consulting fees incurred in connection with Aegerion’s strategic alternatives review and bankruptcy proceedings, as well as the $1.5 million in fees incurred to extend the maturity date of Aegerion’s debt arrangements. The increase in selling, general and administrative expenses as a result of these non-recurring expenses was partially offset by lower compensation-related expenses as the result of cost saving efforts implemented in late 2018.
Research and Development Expenses
During the six months ended June 30, 2019, research and development expenses were $13.9 million, compared to $21.1 million during the six months ended June 30, 2018. The $7.2 million decrease was primarily driven by the lower compensation-related expenses, lower clinical research organizations and outsourced services expenses as a result of cost saving efforts and the delay of certain projects and initiatives.
Related Party Expense, Net
The related party expense, net, was incurred with or earned from Aegerion’s former parent company, Novelion, and such income and expense was related to the shared service agreement with Novelion. As part of the agreement, Novelion provided executive, business development and administrative service to Aegerion. Aegerion provided back-office type services such as finance and human resources to Novelion. Each party was compensated for its services rendered with a reimbursement of costs plus a margin on a quarterly basis intended to approximate an arm’s length transaction. The related party expense was $0.4 million during the six months ended June 30, 2019, compared to $0.6 million during the six months ended June 30, 2018. The decrease of $0.2 million was primarily related to reduced efforts required by Novelion management to work on Aegerion’s corporate matters during the six months ended June 30, 2019.
Reorganization Items, Net
Reorganization items, net represent the professional fees incurred after May 20, 2019, the date that Aegerion filed the bankruptcy proceedings with the U.S. Bankruptcy Court.
Interest Expense, net
Net interest expense was $29.7 million for the six months ended June 30, 2019, compared to $22.6 million for the six months ended June 30, 2018. The increase of $7.1 million was primarily attributable to the accrued interest and the amortization of debt discount related to the Bridge Loan Credit Agreement that Aegerion entered into in November 2018, the amortization of debt discount on the Convertible Notes and, to a lesser degree, the interest due on amounts owed to the DOJ and SEC during the period. Interest expense included non-cash components of $24.2 million and $19.1 million in the six months ended June 30, 2019 and June 30, 2018, respectively.
Interest Expense due to Novelion
Interest expense due to Novelion was $1.2 million during the six months ended June 30, 2019, compared to Novelion amounted to $1.4 million during the six months ended June 30, 2018. The interest expense due to Novelion decreased by $0.2 million during the six months ended June 30, 2019 compared to the six months ended June 30, 2018. The interest charge in 2019 covers the period from January 1, 2019 to May 20, 2019, which is the date that Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc. filed voluntary petitions under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York.
Other Expense, net
Other expense, net, was $0.2 million for the six months ended June 30, 2019, compared to $1.1 million for the six months ended June 30, 2018. The decrease of $0.9 million was primarily due to a lower level of foreign exchange losses arising from foreign currency transactions.
Provision for Income Taxes
During the six months ended June 30, 2019, Aegerion had a provision for income taxes of $0.4 million, compared to $1.2 million during the six months ended June 30, 2018. The decrease of $0.8 million was primarily driven by the establishment of a valuation on Aegerion’s foreign deferred tax assets during the second quarter of 2018.
Financial results of Aegerion for the Year Ended December 31, 2018 compared to the Year Ended December 31, 2017
The following table summarizes the results of Aegerion’s operations for the years ended December 31, 2018 and 2017, together with changes in those items in thousands of dollars:
	Year ended December 31,		$ Increase / (Decrease)
	2018	2017
	(in thousands)
Net revenues	$130,432	$138,438	$(8,006)
Cost of sale	59,697	77,220	(17,523)
Operating expenses:
Selling, general and administrative expenses	64,437	77,793	(13,356)
Research and development expenses	38,064	44,895	(6,831)
Restructuring charges	2,171	121	2,050
Related party expenses (income), net	942	(177)	1,119
Total operating expenses	105,614	122,632	(17,018)

	Year ended December 31,		$ Increase / (Decrease)
	2018	2017
	(in thousands)
Loss from operations	(34,879)	(61,414)	(26,535)
Interest expense, net	(50,746)	(39,467)	11,279
Interest expense due to Novelion	(2,987)	(1,089)	1,898
Loss on extinguishment of debt	(4,333)	—	4,333
Other expense, net	(1,888)	(836)	1,052
Loss before provision for income taxes	(94,833)	(102,806)	(7,973)
Provision for income taxes	(1,705)	(594)	1,111
Net loss	$(96,538)	$(103,400)	$(6,862)
Net Revenues
	Year ended December 31,		$ Increase / (Decrease)
	2018	2017
	(in thousands)
Metreleptin	$71,360	$66,308	$5,052
Lomitapide	59,072	72,130	(13,058)
Total net revenues	$130,432	$138,438	$(8,006)
Net revenues for 2018 were primarily generated from net product sales of metreleptin and lomitapide. Approximately 2% of net revenues were derived from royalties on sales of metreleptin and lomitapide made by Aegerion’s licensees in the European Union and other territories.
Metreleptin
Aegerion generated revenues from net sales of metreleptin of approximately $71.4 million for the year ended December 31, 2018, compared to $66.3 million for the year ended December 31, 2017. The increase of $5.1 million was primarily attributable to a $9.6 million increase in revenues from France, Germany and Turkey, partially offset by a $3.1 million decrease in the United States and a $1.6 million decrease in Brazil. Increased revenues in Turkey were primarily due to an increasing number of patients on treatment compared to the year ended December 31, 2017. Revenues in France and Germany increased during the year ended December 31, 2018 due to a higher number of orders in 2018, specifically, in Germany, attributable to the launch of MYALEPTA in November 2018. The lower 2018 revenues in the United States were primarily due to the decline in shipments as a result of the number of patients who discontinued metreleptin therapy. In addition, the decrease in U.S. revenues was partially attributable to a one-time revenue recognition of $2.3 million in the second quarter of 2017, resulting from changing the method of revenue recognition on sales of MYALEPT within the United States from the sell-through to the sell-in method. See Note 2 - Revenue Recognition, in the Notes to Aegerion’s Consolidated Financial Statements for more information. In addition, the decrease in Brazil revenues was attributable to additional local medical and regulatory requirements which have increased complexity in the process for named patient sales in Brazil and resulted in lower orders during the year ended December 31, 2018.
Lomitapide
Aegerion generated revenues from net sales of lomitapide of approximately $59.1 million for the year ended December 31, 2018, compared to $72.1 million for the year ended December 31, 2017. The decrease of $13.0 million was primarily attributable to an $11.0 million decrease in the United States and a $6.3 million decrease in Brazil, partially offset by a $5.0 million increase in Japan. The decrease in the United States was primarily attributable to the availability of PCSK9 inhibitor products, restrictions on reimbursement for our product, patients not adhering to lomitapide therapy for a variety of reasons that are unique to those taking JUXTAPID, and other reasons common to chronic therapies that treat very rare diseases such as HoFH. There was one order from Brazil totaling $0.4 million during the year ended December 31, 2018, compared to sales of $6.7 million during the year ended December 31, 2017. The decrease in revenues from Brazil was for similar reasons described above for metreleptin, as well as the ongoing investigations in Brazil. The increased revenues in Japan during the year ended December 31, 2018 were primarily due to an increasing number of patients on treatment compared to the year ended December 31, 2017, as the product was launched in Japan in late 2016.
Cost of Product Sales
During the year ended December 31, 2018, cost of product sales, which primarily consist of cost of producing products, royalties on sales, non-cash amortization of intangible assets and non-cash inventory fair value step-up expenses, decreased by $17.5 million to $59.7 million, compared to $77.2 million for the year ended December 31, 2017. During the year ended December 31, 2018, Aegerion recorded $2.1 million of charges for excess or obsolete inventory compared to $18.8 million during the year ended December 31, 2017, primarily driven by the change in forecasted sales activities. The charges for excess or obsolete inventory were determined based on an analysis of forecasted sales activities, product shelf-life and the estimated fair value of the inventory. Royalties payable on U.S. sales of metreleptin increased in 2018 compared to 2017 in accordance with the licensing agreement for this product, adding approximately $2.4 million in cost of product sales in 2018.
Selling, General and Administrative Expenses
During the year ended December 31, 2018, Aegerion’s selling, general and administrative expenses were $64.4 million, compared to $77.8 million during the year ended December 31, 2017. The decrease of $13.4 million was primarily driven by lower employee-related expenses, outsourced services spending and lower spending in information technology infrastructure as a result of the cost saving efforts in 2018.
Research and Development Expenses
During the year ended December 31, 2018, Aegerion’s research and development expenses were $38.1 million, compared to $44.9 million for 2017. The decrease of $6.8 million was primarily driven by lower employee-related expenses, consulting fees, and spending in clinical research as a result of the cost saving efforts in 2018.
Restructuring Charges
As a result of Aegerion’s August 2018 cost reduction plan, which included a workforce reduction, Aegerion incurred restructuring charges of $2.2 million during the year ended December 31, 2018, which include consulting fees related to the restructuring event and termination benefits principally comprised of severance payments. The charges were fully paid by the end of the third quarter in 2019.
Related Party Expenses (Income), Net
The related party expense or income was incurred or earned from Aegerion’s former parent company, Novelion, and such income and expense were related to the shared service agreement with Novelion. The related party expense was $0.9 million during the year ended December 31, 2018, compared to related party income of $0.2 million during the year ended December 31, 2017. The increase of $1.1 million in related party expense is primarily related to additional efforts required from Novelion management to work on Aegerion’s corporate matters including the debt restructuring and strategic alternatives review.
Interest Expense, net
Interest expense, net, was $50.7 million during the year ended December 31, 2018, compared to $39.5 million for the year ended December 31, 2017. The increase of $11.2 million was primarily attributable to the amortization of debt discount on Aegerion’s finance arrangements, as well as interest due on amounts owed to the DOJ and SEC during the year ended December 31, 2018. Interest expense included non-cash components totaling $39.7 million and $33.0 million during the year ended December 31, 2018 and 2017, respectively.
Interest Expense due to Novelion
Interest expense due to Novelion was $3.0 million during the year ended December 31, 2018, compared to $1.1 million for the year ended December 31, 2017. The increase of $1.9 million is attributed to the accrued unpaid interest on the higher principal amount, which resulted from the additional $15.0 million of principal that Aegerion borrowed from Novelion in February 2018.

Loss on Extinguishment of Debt
Loss on extinguishment of debt was $4.3 million during the year ended December 31, 2018, which resulted from the extinguishment of certain finance arrangements, upon repayment in November 2018.
Other Expense, Net
Other expense, net was $1.9 million during the year ended December 31, 2018, compared to $0.8 million for the year ended December 31, 2017. The increase of $1.1 million was primarily attributed to a higher loss from foreign currency transactions.
Provision for Income Taxes
Aegerion’s provision for income taxes was $1.7 million for the year ended December 31, 2018, an increase of $1.1 million compared to the year ended December 31, 2017. The provision for income taxes consisted primarily of current tax expense related to profitable operations in foreign tax jurisdictions.
Liquidity and Capital Resources
We had unrestricted cash and cash equivalents of $65.2 million as at December 31, 2019, compared to $9.9 million as at December 31, 2018. We have financed our operations to date primarily through sales of our commercial products and sales of our ordinary shares and debt financing. We expect to incur significant expenses for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our R&D and SG&A costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.
Cash Flows
The table below provides selected cash flow information for the periods indicated (in thousands):
	Year ended December 31,
	2019	2018
	(in thousands)
Net cash flow used in operating activities	$(37,497)	$(15,454)
Net cash flow from / (used in) from investing activities	24,425	(229)
Net cash flow from financing activities	65,942	3,265
Exchange and other movements	3,133	(767)
Net change in cash and cash equivalents	$56,003	$(13,185)
Net Cash Flow Used in Operating Activities
Net cash used in operating activities was $37.5 million for the year ended December 31, 2019, compared to $15.5 million for the year ended December 31, 2018. The increase of $22.0 million was primarily related to restructuring and acquisition costs of $13.0 million and working capital fluctuations.
Net Cash Flow From / (Used in) Investing Activities
Net cash from investing activities was $24.4 million for the year ended December 31, 2019 and primarily related to the Aegerion cash balance of $25.0 million, which we acquired in the Acquisition. A significant proportion of this cash balance was restricted and held in escrow to meet costs associated with the Aegerion bankruptcy process.
Net cash used in investing activities was $0.3 million for the year ended December 31, 2018 and primarily related to the fees paid for the extension of our license agreement with Aegerion to cover the addition of certain territories, and payments for property, plant and equipment.
Net Cash Flow From Financing Activities
Net cash flow from financing activities was $65.9 million for the year ended December 31, 2019 and primarily related to net proceeds from the issuance of shares of $63.0 million and the issuance of new debt of $31.2 million. These cash inflows were partially offset by the repayment of our EIB Facility of $22.0 million and interest paid to EIB and on our Secured Credit Facility of $6.3 million.

Net cash flow from financing activities was $3.3 million for the year ended December 31, 2018, primarily due to the drawdown of the final tranche of our EIB Facility of $5.9 million, partially offset by a milestone payment of $2.4 million relating to our acquisition of Amryt GmbH in 2016.
Debt Financing
In December 2016, we entered into the EIB Facility, a €20 million credit facility split into three tranches: €10 million available immediately, and two further tranches of €5 million available upon the achievement of certain milestones. In April 2017, we drew down the first tranche of €10 million. In September 2018, we drew down the second tranche of €5 million. In December 2018 the terms of the third tranche were amended to give us the option to draw down this final tranche on the condition that the EASE Phase 3 trial interim efficacy results were positive. In February 2019, after we reported the outcome of an unblinded interim efficacy analysis of the EASE trial, we drew down the final tranche of €5 million. The EIB Facility was secured by our intellectual property assets. It also contained a negative covenant restricting our ability to grant security interests over any of our assets over the course of the loan period.
The EIB Facility was repaid in full on September 24, 2019 in connection with the closing of the Acquisition. In connection with the Acquisition we entered into the $81 million Secured Credit Facility and issued $125 million of Convertible Notes. For more information on this indebtedness, see “Related Party Transactions.”
Contractual Obligations
The following summarizes our contractual obligations as of December 31, 2019 (in thousands):
	Payments due by period
(in thousands)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Principal debt obligations	$11,957	$24,796	$136,927	$128,125	$301,805
Operating leases obligations	969	916	143	20	2,048
Contingent consideration	—	99,559	27,998	—	127,557
Other liabilities	15,722	3,928	—	—	19,650
Total	$28,648	$129,199	$165,068	$128,145	$451,060
The principal debt obligations relate to our $81 million Secured Credit Facility and our Convertible Notes with an aggregate principal amount of $125 million and the interest associated with these facilities. The Secured Credit Facility has a five-year term from date of draw down and matures in 2024. Interest will be payable at our option at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. For the purposes of the contractual obligations table above, we assume that we choose to pay interest at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid. The Convertible Notes bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The Convertible Notes will mature on April 1, 2025, unless earlier repurchased or converted. For the purposes of the contractual obligations table above, we assume that there is no conversion and that the Convertible Notes are repaid in full on April 1, 2025. For further detail on our principal debt, see Note 19 and Note 20 of our Consolidated Financial Statements.
We have operating leases commitments for offices in the United States, European Union and Latin America, a production facility in Germany and office equipment leases.
Contingent consideration arose as part of (i) the acquisition of Amryt GmbH in 2016, through which we acquired AP101, and (ii) the issuance of CVRs associated with the Acquisition of Aegerion. The contingent consideration arising on both these transaction is payable on achieving various milestones. For further detail, see Note 6 of our Consolidated Financial Statements.
Other liabilities relate to our obligations, inclusive of interest, under Aegerion’s settlement agreements with the SEC and DOJ. For further detail, see Note 25 of our Consolidated Financial Statements.

Off-Balance Sheet Arrangements
At December 31, 2019, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Quantitative and Qualitative Disclosures about Market Risk
Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. See Note 24 of our Consolidated Financial Statements for the year ended December 31, 2019.
Critical Accounting Judgments and Estimates
Our financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2 of our Consolidated Financial Statements for the year ended December 31, 2019.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer
We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•
a requirement to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in the registration statement of which this prospectus forms a part; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.
We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB and as a result we are unable to make use of the extended transition period. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:
•	the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;
•	the last day of the fiscal year following the fifth anniversary of this offering;
•	the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

•
the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.
Internal Control Over Financial Reporting
As a public company listed on the Nasdaq, we will be required under the Sarbanes-Oxley Act, among other things, to assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being required to issue management’s assessment of internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act for the first time in connection with issuing our consolidated financial statements as of and for the year ending December 31, 2021.
We may discover future deficiencies in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement.

BUSINESS
Overview
We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases. Our diversified portfolio is comprised of two commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Our two commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia (“HoFH”), and metreleptin for the treatment of generalized lipodystrophy (“GL”) and partial lipodystrophy (“PL”), have each been sold globally through our commercial infrastructure for over six years. We are developing our lead product candidate, AP101, for the treatment of cutaneous manifestations of severe Epidermolysis Bullosa (“EB”), a rare and devastating genetic skin disease for which there is currently no approved therapy. AP101 is currently in a pivotal Phase 3 trial for which we expect to report data in the second half of 2020. If AP101 is approved for this indication, we intend to market it under the name FILSUVEZ. Our next product candidate, AP103, is currently in preclinical development for the treatment of patients with Recessive Dystrophic EB (“RDEB”), a subset of EB. AP103 is the first gene therapy product candidate based on our novel polymer-based topical gene therapy delivery platform, which also has potential use for the treatment of other rare genetic diseases. We intend to initiate clinical development of AP103 in the second half of 2021. We have a proven track record of obtaining rare disease assets, either through acquisition or in-license, and we intend to continue building our portfolio of rare disease programs with the goal of bringing effective treatments to patients in need.
The following table summarizes key information about our product portfolio and clinical development pipeline. We have retained worldwide development and commercial rights to all of our programs, excluding Japan for lomitapide and Japan, South Korea and Taiwan for metreleptin.

*	Upcoming clinical milestones are subject to the impact of COVID-19 on our business.
(1)	We are conducting a Phase 3 study of HoFH in children and adolescents in Europe, Middle East and Africa (“EMEA”) as part of our European Medicines Agency (“EMA”) post-approval commitments.
(2)	The familial chylomicronemia syndrome Phase 2 trial is an open-label investigator-led study.
(3)	The dotted line segment indicates we have not yet commenced any clinical trials in the United States for metreleptin for the treatment of PL.
(4)	AP101 was approved in 2016 by the EMA for the treatment of partial thickness wounds in adults, but has not been commercially launched.
(5)	The dotted line segment indicates we have not yet commenced any clinical trials for radiation-induced dermatitis. This planned radiation-induced dermatitis Phase 2 trial is an investigator-led study.

Lomitapide is an oral therapy approved as an adjunct to a low-fat diet and other lipid-lowering treatments for adults with HoFH. It is marketed in the United States under the trade name JUXTAPID and in the European Union under the trade name LOJUXTA. HoFH is a rare and serious genetic condition that leads to aggressive and premature heart disease, heart attacks and strokes in patients as young as teenagers. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events as a result of extremely elevated cholesterol levels in the blood and have a substantially reduced life expectancy. HoFH impairs the liver’s ability to remove low density lipoprotein (“LDL”) cholesterol, or “bad” cholesterol, from the blood, which if left untreated can cause aggressive narrowing and blocking of the blood vessels. According to a 2013 European Heart Journal article, the prevalence of HoFH is one person per million. However, according to a 2016 article published in Atherosclerosis, the number may be as high as 6.25 persons per million. Lomitapide is a small molecule microsomal triglyceride transfer protein (“MTP”) inhibitor. MTP exists in both the liver and intestines where it plays a role in the formation of cholesterol-carrying lipoproteins. As a result, inhibition of MTP is an effective cholesterol-lowering therapy in HoFH patients with limited or non-functional LDL receptors.
Metreleptin for injection is approved in the United States under the trade name MYALEPT as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired GL. It is approved in the European Union under the trade name MYALEPTA for the treatment of leptin deficiency in patients with congenital or acquired GL and familial or acquired PL for whom standard treatments have failed to achieve adequate metabolic control. GL and PL are rare diseases characterized by loss or lack of adipose tissues (fat cells), resulting in the deficiency of the hormone leptin. GL and PL patients experience severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease. We estimate that the prevalence of GL is approximately one person per million and that of PL is approximately three persons per million. Metreleptin is a recombinant human leptin analog that binds to and activates the human leptin receptor. Metreleptin acts to stimulate fatty acid oxidation throughout the body and lower plasma, hepatic and myocellular triglyceride levels.
We intend to continue to evaluate additional expansion opportunities for our products. We are conducting a Phase 3 pediatric study in the EMEA for the use of lomitapide in children and adolescents with HoFH, for which we expect to report data in the second half of 2021. We are also exploring the potential use of lomitapide to treat patients with familial chylomicronemia syndrome (“FCS”), which is a severe, rare genetic lipid disease characterized by extremely elevated levels of triglycerides, or hypertriglyceridemia. An investigator-led open-label Phase 2 trial studying lomitapide in patients with FCS is ongoing and we expect to report data in the second half of 2020. Upon successful completion of this Phase 2 study, we intend to discuss these results with the Food and Drug Administration (“FDA”) and the EMA in the context of agreeing on the design of a potential pivotal trial in FCS. We also intend to discuss with the FDA in the third quarter of 2020 the potential for label expansion of metreleptin in the United States to include the treatment of PL. We expect this will require a pivotal Phase 3 study in PL patients, either as a post-approval commitment or prior to potential approval.
Our lead development candidate, AP101, is being developed as a potential treatment for the cutaneous manifestations of severe EB, a rare and devastating genetic skin disease affecting young children and adults for which there is currently no approved treatment. EB is a group of diseases of the skin, mucous membranes and internal epithelial linings characterized by extreme skin fragility that blisters and tears from minor friction or trauma. Patients with severe forms of EB, including Dystrophic EB (“DEB”) and Junctional EB (“JEB”), suffer from severe and chronic blistering, ulceration, scarring, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. According to a 2013 article in the Journal of Investigative Dermatology, it is estimated that the incidence of EB is approximately one in 20,000, which implies that there are as many as 30,000 affected individuals in the United States and over 500,000 worldwide. We are conducting a pivotal Phase 3 clinical trial of AP101 in severe EB, including DEB and JEB. In January 2019, we reported that the independent Data and Safety Monitoring Board (“DSMB”) performed a pre-specified unblinded interim efficacy analysis, which supported the continuation of the study with an increase in sample size from 182 to 230 evaluable patients to maintain 80% statistical power. We expect to report data in the second half of 2020.

A representative photograph of the devastating impact of EB on a patient is shown below:

AP101 has been granted Pediatric Rare Disease Designation by the FDA. If approved by the FDA, we are eligible to receive a Priority Review Voucher (“PRV”) that we can use, sell or transfer. We are also supporting an investigator-led Phase 2 study of AP101 for the treatment of severe radiation-induced dermatitis. This trial is expected to commence in the second half of 2020, with data expected in the first half of 2021.
We also have a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. Our first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of RDEB, a subset of severe EB. We intend to initiate clinical development for AP103 in the second half of 2021.
We sell lomitapide and metreleptin in the Americas, Europe and the Middle East through our existing rare disease commercial infrastructure. Our commercial expertise includes market access, marketing, sales managers and sales representatives and is supported by our experienced medical affairs team with medical science liaisons, patient advocates and dieticians in the field. We also have a network of third-party distributors in other key markets throughout the world.
Our company was co-founded in 2015 by our Chief Executive Officer, Joseph Wiley, and our Chief Financial Officer, Rory Nealon. Our shares have been traded on AIM and EGE since April 2016. We are led by a management team and board of directors (“Board”) with deep experience at leading biotech companies, large pharmaceutical companies and academic institutions. Our company headquarters are in Dublin, Ireland, and we have nearly 170 employees throughout the world. We believe the expertise of our leadership team and the strength of our relationships within the industry and medical community are critical to our strategy as we commercialize our existing products, progress our development pipeline and explore new business development opportunities.
Our Strengths
We believe our key competitive strengths include the following:
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Revenue-generating commercial products. We currently generate revenue, including royalties, from global sales of lomitapide and metreleptin. This revenue stream provides us with financial flexibility to fund the continued development and potential commercialization of our existing development candidates as well as the potential acquisition or in-license of additional rare disease products and late-stage product candidates. We have retained worldwide development and commercial rights to all of our programs, excluding Japan for lomitapide, where we receive royalties, and Japan, South Korea and Taiwan for metreleptin.

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Late-stage clinical program in severe EB. We are conducting a global pivotal Phase 3 trial of AP101 for the treatment of cutaneous manifestations of severe EB and we expect to report data in the second half of 2020. This Phase 3 trial is the largest EB study conducted to date. Based on our conversations with the FDA and the EMA, we believe that positive results from this trial would allow us to apply for marketing approval for AP101 in both the United States and Europe.
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Existing, scalable global commercial and medical infrastructure. We sell lomitapide and metreleptin in the Americas, Europe and the Middle East through our existing rare disease commercial infrastructure. Our commercial expertise includes market access, marketing, sales managers and sales representatives and is supported by our experienced medical affairs team with medical science liaisons, patient advocates and dieticians in the field. We also leverage our network of third-party distributors in other key markets throughout the world. We believe we will be able to leverage our existing global infrastructure and expertise to efficiently and expeditiously commercialize additional products we may acquire or develop, including our lead product candidate, AP101, if approved.

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Proven track record of building a diversified rare disease product portfolio. We acquired AP101 through the acquisition of Birken AG in 2016, in-licensed LOJUXTA in December 2016, in-licensed our gene therapy platform, including AP103, in March 2018 and acquired metreleptin and the remaining rights to lomitapide through the Acquisition in September 2019.

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Strong patent protection and regulatory exclusivity. We believe our intellectual property portfolio as well as protection afforded by regulatory exclusivity provide us with a substantial competitive advantage in marketing our current products and also protect our development programs. Our lomitapide patent portfolio includes patents that provide protection from 2025 to 2027 in the United States and into 2025 in the European Union, with supplementary protection granted to extend patent protection in major EU countries into 2028. The metreleptin patent portfolio includes patents that provide protection from 2022 to 2027 in the United States and into 2022 in the European Union and orphan exclusivity in the European Union into 2028. The AP101 patent portfolio includes patents that provide protection in both the United States and the European Union into 2025 and 2030 and a further international patent application directed to the clinical formulation and methods of manufacturing and treatment with AP101 which, if granted, would provide worldwide protection into 2039. We have also submitted additional patent applications to further strengthen our intellectual property portfolio.

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Experienced management team comprised of industry leaders in rare diseases. Our management team has extensive expertise in the acquisition, development and commercialization of rare disease assets. We believe that the breadth of experience and successful track record of our management team and our Board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with strong drug development and commercialization capabilities.

Our Strategy
Our mission is to become a global leader in the treatment of rare diseases through commercializing, developing and acquiring novel rare disease products. To achieve this mission, we are pursuing the following strategies:
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Drive revenue growth for our existing commercial products. We intend to continue to focus on growing the sales of lomitapide and metreleptin in the markets and indications we currently sell them. We also intend to expand the market opportunity by seeking approval for the use of lomitapide to treat pediatric HoFH and for the treatment of FCS and for the use of metreleptin to treat PL in the United States.

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Complete development and commercialize our lead product candidate, AP101, for the treatment of severe EB. AP101 is currently in a pivotal Phase 3 trial for the treatment of cutaneous manifestations of severe EB and we expect to report data in the second half of 2020. If the trial is successful, we intend to apply for approval of AP101 and commercialize it in the United States and the European Union. If approved by the FDA, we are eligible to receive a PRV that we can use, sell or transfer.

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Leverage our global commercial and medical infrastructure. We intend to leverage our existing global infrastructure and expertise to commercialize our development-stage pipeline, including our lead product candidate, AP101, if approved, and any rare disease assets we may acquire or in-license in the future.

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Continue developing our gene therapy product candidate, AP103, for the treatment of RDEB. AP103 is currently in preclinical development for the treatment of RDEB. We intend to initiate clinical development in the second half of 2021.

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Continue evaluating opportunities to expand our rare disease product portfolio and pipeline. We believe we are well positioned to continue to opportunistically acquire or in-license rare disease assets that we believe we can efficiently sell through our existing commercial infrastructure. Our Commercial Products

Our Commercial Products
Lomitapide for the Treatment of HoFH
Overview
HoFH is a rare genetic disease, which impairs the body’s ability to remove LDL cholesterol, or “bad” cholesterol, typically leading to abnormally high LDL cholesterol levels in the blood. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events at an early age as a result of extremely elevated cholesterol levels in the blood and have a substantially reduced life expectancy relative to unaffected individuals. According to a 2013 European Health Journal article, the prevalence of HoFH is one person per million. However, according to a 2016 article published in Atherosclerosis, the number may be as high as 6.25 persons per million. Aggressive treatment, including dietary modifications plus combination therapy with currently approved lipid lowering drugs at maximum tolerated doses, often fails to reduce LDL cholesterol levels to their recommended targets in these patients. Lomitapide is a small molecule MTP inhibitor with the potential to provide significant reductions in LDL cholesterol levels in this high-risk patient population. Lomitapide, which is marketed as JUXTAPID in the United States and as LOJUXTA in EMEA, is an oral, once-a-day treatment for adult patients with HoFH, as an adjunct to a low-fat diet and other lipid-lowering medicinal products, with or without LDL apheresis.
In October 2007, the FDA granted lomitapide Orphan Drug Designation for the treatment of HoFH. The FDA approved JUXTAPID in December 2012 and the EMEA granted marketing authorization for LOJUXTA in July 2013. In addition to the United States and the European Union, lomitapide has received regulatory approval in Japan, Canada and certain Latin American countries. Lomitapide has also been made available upon physician request on a named patient sales basis in certain other jurisdictions. In 2019, we out-licensed to Recordati the rights to sell lomitapide in Japan.
HoFH – Background and Current Treatments
HoFH is a serious, rare genetic disease usually caused by defects in both alleles of the low-density lipoprotein receptor (“LDL-R”) gene, resulting in the impairment of the function of the LDL-R. The LDL-R is a protein on the surface of cells that is responsible for binding and removing LDL from the blood. Malfunction of the LDL-R results in significant elevation of blood cholesterol levels. Cholesterol naturally occurs in the body, synthesized in the liver, and also enters the bloodstream through absorption from food. Cholesterol is transported in the blood for use as a source of energy and cell structure. Excess levels of cholesterol in the blood, also known as hypercholesterolemia, can cause significant complications. HoFH is most commonly caused by genetic mutations in both alleles of the primary gene responsible for LDL-R production, the LDL-R gene, but can also be caused by mutations in other genes. To date, more than 1,600 mutations have been identified that can impair the function of the LDL-R gene, with some mutations leading to a significant reduction or a total lack of LDL-R activity. As a result of elevated levels of LDL, HoFH patients often develop premature and progressive atherosclerosis, a narrowing or blocking of the arteries, usually in combination with arterial thrombosis, and are at high risk of experiencing premature cardiovascular events, such as heart attack or stroke, often experiencing their first cardiovascular event in early adulthood, and have a significantly shortened life expectancy.
Physicians in the United States and in many other countries often use clinical findings and family history to make a clinical diagnosis of HoFH. Clinical diagnosis is typically made using the following criteria: significantly elevated LDL cholesterol levels; physical signs, which may include the presence of cutaneous xanthomas, Achilles tendon thickening, xanthelasma and/or corneal arcus; limited response to statins that is not attributed to statin intolerance or to another identifiable cause (usually dependent on functional LDL receptors); evidence of premature cardiovascular disease (often in the second and third decade of life); and a positive history of high cholesterol and/or premature cardiovascular disease, consistent with having familial hypercholesterolemia on both sides of the family.
The clinical approach taken with HoFH patients typically involves an aggressive treatment plan to reduce lipid levels as much as possible through dietary modifications and a combination of lipid-lowering drug therapies.

Current drug therapies for reducing LDL levels in HoFH patients include statins, cholesterol absorption inhibitors, PCSK9 inhibitors and lomitapide. Patients are also managed through LDL apheresis (lipid dialysis). Since the introduction of PCSK9 inhibitors in the United States in 2015, healthcare professionals have started most new adult HoFH patients on a PCSK9 inhibitor product before trying lomitapide and have switched some existing lomitapide patients to a PCSK9 inhibitor product because such products may have fewer side effects, are significantly less expensive and do not require that patients follow a special low-fat diet. However, because many therapies, including statins and PCSK9 inhibitor products, act by increasing the activity of LDL-R, HoFH patients often have an inadequate response due to their impaired LDL-R function. For example, high dose statin therapies that typically produce 35% to 47% reductions in LDL levels in the broad hypercholesterolemic patient population, on average, produce only a 10% to 25% reduction in HoFH patients. Also, a study published in Lancet in 2014 showed that although PCSK9 inhibitor evolocumab produced a mean LDL reduction of 23% in HoFH patients at 12 weeks, a subset of HoFH patients with very low or no LDL-R function did not respond to treatment. HoFH patients who are unable to reach their recommended target LDL levels on drug therapy are sometimes treated using LDL apheresis. However, apheresis provides only temporary reductions in LDL levels, so it must be repeated frequently to avoid rapid rebound that typically occurs within approximately four days. In addition, except in certain countries in the European Union, apheresis is often not readily available, due to the limited number of treatment centers that perform this procedure.
Our Solution: Lomitapide for the Treatment of HoFH
We believe lomitapide has the potential to address and mitigate the root cause of HoHF. Lomitapide is a small molecule MTP inhibitor. MTP exists in both the liver and intestines where it plays a role in the formation of cholesterol-carrying lipoproteins. As a result, the inhibition of MTP is an effective cholesterol-lowering therapy in HoFH patients with limited or non-functional LDL receptors. We believe lomitapide has the potential to become the standard of care (“SOC”) for the reduction of LDL levels in HoFH patients who have not responded to other therapies.
Treatment and Adverse Reaction Rates
The recommended starting dosage of lomitapide is 5 mg once daily (up to a maximum of 60 mg, depending on patient response to treatment and goal of therapy), and the dose should be escalated gradually based on acceptable safety and tolerability. Lomitapide should be taken once daily with a glass of water, without food, at least two hours after the evening meal. Lomitapide is contraindicated in the following conditions: pregnancy, concomitant administration of lomitapide with moderate or strong CYP3A4 inhibitors, patients with moderate or severe hepatic impairment and patients with active liver disease.
One single-arm, open-label, 78-week trial has been conducted treating 29 patients with lomitapide for HoFH, 23 of whom completed at least one year of treatment. The initial dosage of lomitapide in such trial was 5 mg daily, with titration up to 60 mg daily during an 18-week period based on safety and tolerability. In this trial, the mean age was 30.7 years (range, 18 to 55 years), 16 (55%) patients were men, 25 (86%) patients were Caucasian, two (7%) were Asian, one (3%) was African American, and one (3%) was multi-racial. The most common adverse reactions were gastrointestinal, reported by 27 (93%) of 29 patients. Adverse reactions reported by ≥ 8 (28%) patients in the HoFH clinical trial included diarrhea, nausea, vomiting, dyspepsia and abdominal pain. Other common adverse reactions, reported by five to seven (17-24%) patients, included weight loss, abdominal discomfort, abdominal distension, constipation, flatulence, increased alanine aminotransferase (“ALT”), chest pain, influenza, nasopharyngitis and fatigue. Adverse reactions of severe intensity were reported by eight (28%) of 29 patients, with the most common being diarrhea, vomiting, increased ALT or hepatotoxicity and abdominal pain, distension, and/or discomfort.
Expansion Opportunities in Pediatric HoFH and FCS and Post-Approval Obligations
We are conducting a Phase 3 pediatric study in the European Union for the use of lomitapide in children and adolescents with HoFH. We expect to report data from this trial in the second half of 2021. We are also exploring the potential use of lomitapide to treat patients with FCS, a severe, rare genetic lipid disease characterized by extremely elevated levels of triglycerides, or hypertriglyceridemia. These patients are at an increased risk of developing acute pancreatitis, a significant and sometimes life-threatening inflammation of the pancreas. Published prevalence estimates suggest FCS affects approximately one to two persons per million. In 2010 the EMA, and in 2011 the FDA, granted orphan designation for lomitapide for the treatment of FCS. An investigator-led open-label Phase 2 trial in FCS is ongoing and we expect to report data in the second half of 2020. Upon successful completion of this Phase 2 study, we intend to discuss these results with the FDA and the EMA in the context of agreeing on the design of a potential pivotal trial in FCS.
Clinical Development and Post-Approval Obligations
In 2014, we initiated an observational cohort study in the United States and European Union to generate additional data on the long-term safety profile of lomitapide, the patterns of use and compliance and the long-term effectiveness of lomitapide in controlling LDL levels. The FDA has required target enrollment of 300 HoFH patients worldwide, and has mandated study of enrolled patients for a period of ten years. The EMA has required that all patients taking lomitapide in the European Union be encouraged to participate in the study, and that the study period be open-ended. In the study, investigators will follow each patient to track malignancies, tumors, teratogenicity, hepatic effects and gastrointestinal adverse reactions, events associated with coagulopathy, major adverse cardiovascular events and death. The EMA also required that a vascular imaging study be conducted to determine the impact of lomitapide on vascular endpoints. In addition, certain drug-drug interaction studies have been completed with results submitted to the EMA.
Metreleptin for the Treatment of GL and PL
Overview
Metreleptin is a recombinant analog of human leptin. It is marketed as MYALEPT in the United States as an adjunct to diet as a replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired GL. It is marketed as MYALEPTA in the European Union as an adjunct to diet as a replacement therapy to treat the complications of leptin deficiency in adults and children two years of age and above with congenital or acquired GL. MYALEPTA is also approved in the European Union for adults and children 12 years of age and above with familial or acquired PL for whom standard treatments have failed to achieve adequate metabolic control with congenital or acquired GL and also congenital or acquired PL. Leptin, which is deficient in patients with GL, is the key hormone responsible for regulating appetite and also has an important regulatory effect on energy expenditure. Leptin is a naturally occurring hormone derived from fat cells and an important regulator of energy, fat and glucose metabolism, reproductive capacity and other physiological functions. The predominant cause of metabolic complications in GL is excess triglyceride accumulation in the liver and skeletal muscle due to the inability to store triglycerides in fat cells. As a result of the deficiency of leptin associated with GL, patients experience significant fatigue as well as hyperphagia, or unregulated appetite. The loss of fat tissue caused by this disease often leads to severe metabolic abnormalities that contribute to increased morbidity and mortality.
Lipodystrophy – GL, PL and Current Treatments
Lipodystrophy is a heterogeneous group of rare syndromes characterized by selective but variable loss of fat tissue. Both the total amount and the appropriate distribution of fat deposits contribute to patients’ metabolic state. Because of the loss of fat tissue and fat cells, secreted hormone leptin is very low. Leptin circulates in blood and acts on the brain to regulate food intake and energy expenditure. When fat mass falls, plasma leptin levels fall, stimulating appetite and suppressing energy expenditure until fat mass is restored. When fat mass increases, leptin levels increase, suppressing appetite until weight is lost. This system maintains homeostatic control of fat cell mass.
Due to the lack of fat cells in individuals with lipodystrophy, energy can no longer be stored as fat in these cells and fat accumulates in the muscles and organs such as the heart, liver and pancreas, causing lipotoxicity and organ damage. In addition, deposition of fat in these unusual locations leads to extreme insulin resistance and its associated complications such as diabetes mellitus, hypertriglyceridemia, hepatic steatosis, polycystic ovary syndrome and high blood pressure. These severe metabolic abnormalities are typically resistant to conventional therapies. As a result of the deficiency of leptin associated with lipodystrophy, patients experience significant fatigue as well as unregulated appetite. The voracious appetite itself significantly aggravates the metabolic abnormalities and further reduces the ability to successfully treat these metabolic abnormalities with conventional therapies.
GL is characterized by a near complete lack of fat cells and, consequently, leads to early and significant morbidity and mortality. Classification of GL (versus PL) is made based on the anatomical distribution of fat loss, which is widespread in GL patients, as well as the younger age and greater rapidity of onset and severity of the metabolic abnormalities. The severe metabolic abnormalities associated with GL may result in premature diabetic nephropathy, retinopathy, cardiomyopathy, recurrent attacks of acute pancreatitis, enlarged liver and organ failure. These complications themselves increase morbidity and mortality due to their negative long-term impacts. The key diagnostic indicators of GL are most commonly a combination of physical appearance and severe metabolic abnormalities.
PL is characterized by a less uniform loss of fat cells and with a later age of onset. There can be considerable heterogeneity in the extent of fat cell loss, levels of leptin and degree of metabolic abnormalities. In PL patients with relative or near complete leptin deficiency, the metabolic abnormalities and longer impact on disease progression can closely mirror that of patients with GL.
Clinical diagnosis of lipodystrophy is largely based on history and physical exam but may be informed by genetic markers and blood tests, including adiponectin and leptin levels. Patients may be diagnosed well into adulthood even after seeing multiple doctors. Treatment is usually initiated by specialists, including adult and pediatric endocrinologists and lipidologists. A multi-disciplinary approach is required for ongoing care, which can also include hepatologists, cardiologists, nephrologists and rheumatologists.
Just under one person per million suffers from GL and approximately three persons per million for PL. We believe that the prevalence rate of GL in countries outside the United States is likely to be consistent with the prevalence rate in the United States. However, we anticipate that physicians will use metreleptin to treat the approximately one in three PL patients who suffer from severe PL.
Our Solution: Metreleptin for the Treatment of GL and PL
Metreleptin is a recombinant human leptin analog that binds to and activates the human leptin receptor. Clinical studies show that metreleptin stimulates fatty acid oxidation throughout the body and lowers plasma, hepatic and myocellular lipid levels (especially triglycerides), resulting in increased insulin sensitivity; improves insulin suppression of glucose production by the liver and increases insulin-stimulated peripheral glucose uptake into muscle; and corrects hyperphagia secondary to leptin deficiency with concomitant reduction in caloric and fat intake. Clinical studies have demonstrated the potential for metreleptin to effectively and consistently target leptin deficiencies and related health complications and improve patient outcomes.
Treatment and Adverse Reaction Rates
Metreleptin should be injected subcutaneously once daily at the same time every day, and may be administered any time of day without regard to the timing of meals. Metreleptin should be administered to patients as prescribed by their physician. Recommended dosage is as follows: Persons with body weight 40 kg or less: starting dose 0.06 mg/kg/day, increase or decrease by 0.02 mg/kg to a maximum daily dose of 0.13 mg/kg; Men greater than 40 kg body weight: starting dose 2.5 mg/day, increase or decrease by 1.25 mg to 2.5 mg/day to a maximum dose of 10 mg/day; and women greater than 40 kg body weight: starting dose 5 mg/day, increase or decrease by 1.25 mg to 2.5 mg/day to a maximum dose of 10 mg/day. Metreleptin is contraindicated in patients with general obesity not associated with congenital leptin deficiency. The safety of metreleptin was evaluated in 48 patients with GL in a single-arm, open-label study. The median duration of exposure in this trial was 2.7 years with a range of 3.6 months to 10.9 years. Five to six patients (10-13%) experienced the most common adverse reactions: headache, hypoglycemia, decreased weight and abdominal pain.
Expansion Opportunities and Post-Approval Obligations
In the third quarter of 2020, we intend to discuss with the FDA the potential for label expansion of metreleptin in the United States to include the treatment of PL. We expect this will require a pivotal Phase 3 study in PL patients, either as a post-approval commitment or prior to potential approval.
Clinical Development and Post-Marketing Commitments
A long-term, prospective, observational study (product exposure registry) in patients to evaluate serious risks related to the use of the product is under way. The registry will attempt to enroll at least 100 new patients treated with metreleptin. Enrollment will close after five years or after 100 new patients have been enrolled, whichever occurs first. The registry will continue for ten years from the date of last patient’s enrollment.

We set forth below the post-approval obligations required by the FDA for metreleptin:
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the development, validation and implementation of a ligand binding assay to supplement the neutralizing bioassay that tests for the presence of neutralizing antibodies in serum samples from patients with GL;

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testing all banked clinical samples from the GL clinical program for the presence of neutralizing antibodies against leptin using the ligand binding assay and to correlate neutralizing antibodies with clinical events; and

•	a prospective study to assess the immunogenicity of metreleptin in patients receiving metreleptin.
The presence of neutralizing antibodies will be assessed using both a validated cell-based assay and a validated ligand-binding assay in samples that are confirmed positive for binding antibodies to leptin. In addition, we are required to conduct certain studies related to the manufacture of metreleptin, including in order to validate new test methods, implement a risk-based reference standard program approach, and reassess product acceptance criteria with a larger data set from more manufactured batches. Three post-approval obligations related to manufacturing metreleptin are completed or are on track for completion by their respective deadlines. Finally, we have ongoing obligations to assess spontaneous reports of serious risks related to the use of metreleptin, including the risk to exposed pregnancies and pregnancy outcomes, regardless of indication, for ten years from the date of approval of metreleptin in the United States.
In connection with specific obligations to the EMA to complete post-marketing measures, it has been our intention to conduct the following studies:
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a non-interventional, prospective, observational study (product exposure registry) of GL and PL patients initiating treatment with metreleptin. This study will be open to all patients treated with metreleptin and will continue to the life-span of the product;

•	a post-approval efficacy study in PL patients; and
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an integrated analysis of immunogenicity that includes testing, using validated assays, on samples from historical studies, as well as the registry, the pediatric investigation plan (“PIP”) and the post-approval efficacy study in PL patients.

We have also committed to the EMA, as part of our PIP, to conduct a study in GL patients under six years old to further evaluate the pharmacokinetics, activity and safety of metreleptin in this pediatric sub-population as well as an in vitro study to assess the binding of metreleptin to proteins in serum, and a non-clinical tissue distribution study.
Imlan: Therapeutic Topical Cream
We acquired Imlan, a derma-cosmetic product, as part of our acquisition of Birken AG in 2016. Imlan is a topical skin cream marketed solely in Germany for the daily care of highly sensitive skin.
Our Product Candidates
AP101 for the Treatment of Severe EB
Overview
AP101 is an oil-based gel that we are developing as a potential treatment for severe EB, a rare and devastating genetic skin disease that causes the skin layers and internal body linings to separate, affecting infants, children and adults, for which there is currently no approved treatment. Patients with EB suffer from a genetic disease resulting in the inability to produce a certain type of collagen, which plays an important role in anchoring the dermal and epidermal layers of the skin. Patients with severe forms of EB, including DEB and JEB, suffer from severe and chronic blistering, ulceration, scarring, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death.
We commenced our Phase III Efficacy And Safety Study of Oleogel-S10 in EB (“EASE”), a pivotal study of AP101 in patients with severe EB, in March 2017 and enrolled the first patient in April 2017. This study is the largest Phase 3 study conducted in patients with EB. In January 2019, we reported that the DSMB performed a pre-specified unblinded interim efficacy analysis, which supported the continuation of the study with an increase in sample size from 182 to 230 evaluable patients to maintain 80% statistical power. Since February 2019, we have been permitted to enroll infants and children with EB between the ages of 21 days to four years into the trial. We expect to report data in the second half of 2020.
AP101 has been granted Orphan Drug Designation for the treatment of EB by both the FDA and the EMA. AP101 was granted Fast Track Designation by the FDA in September 2019. AP101 was also granted Rare Pediatric Disease Designation by the FDA. Therefore, if AP101 is approved by the FDA, we expect to be eligible to receive a Rare Pediatric Disease PRV that can be used, sold or transferred.
About EB
EB is a heterogeneous group of diseases of the skin, mucous membranes and internal epithelial linings characterized by extreme skin fragility that blisters and tears from minor friction or trauma. The severity and symptoms of EB can range from blistering of the hands, feet, knees and elbows in mild cases to widespread blistering that can lead to vision loss, disfigurement and serious medical problems in severe cases. There are currently no approved treatments for EB.
EB results from mutations in the genes responsible for the production of structural proteins essential for healthy skin function. Such genetic mutations cause impaired or absent function of the proteins that normally give the skin its mechanical strength. According to a 2013 article in the Journal of Investigative Dermatology, it is estimated that the incidence of EB is approximately one in 20,000, which implies that there are as many as 30,000 affected individuals in the United States and over 500,000 worldwide. EB has been categorized as encompassing five major types (EB Simplex (“EBS”), DEB, JEB, Kindler Syndrome and Aquisita) and 31 subtypes. EBS is the most common and least severe form of EB. Approximately 70% of people with EB have EBS. Patients with EBS often heal quickly with minimal or no scarring. We are developing AP101 to treat the cutaneous manifestations of the approximately 30% of EB patients that have either JEB, DEB and Kindler Syndrome. Patients with these more severe forms of EB may suffer from severe and chronic blistering, ulceration, scarring, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. Other manifestations of these more severe types of EB may include anemia, cardiomyopathy, syndactyly (fusion of the fingers and toes), renal insufficiency, dysphagia (difficulty swallowing), malnourishment, cancer, constipation, osteoporosis, muscular dystrophy and pyloric atresia.
Background on Dystrophic Epidermolysis Bullosa
DEB is the second most common variation of EB, occurring in approximately 20% of people with EB. DEB derives its name from the tendency of healing blisters to scar, which leads to contraction of the joints, fusion of the fingers and toes and contraction of the mouth membranes and narrowing of the esophagus. The intensity of DEB varies significantly, but the severity of this disease increases with age due to complications driven by scarring, the fusion of digits and wastage of skin tissue.
DEB is sub-classified into RDEB and Dominant Dystrophic EB (“DDEB”). RDEB is a more severe form of DEB. Infants affected by RDEB are typically born with widespread blistering and areas of missing skin, often caused by trauma during birth. Most frequently, blistering occurs over the entire body and affects mucous membranes such as the moist lining of the mouth and digestive tract. Healing blisters result in severe scarring. Scarring in the mouth and esophagus can make it difficult to chew and swallow food, leading to chronic malnutrition and slow growth. Additional complications of progressive scarring can include fusion of the fingers and toes, loss of fingernails and toenails, joint deformities (contractures) that restrict movement and eye inflammation leading to vision loss. Persons with RDEB have reduced life expectancy and are at increased risk of developing aggressive types of skin cancer before the age of 35. DDEB is a less common and less severe form of DEB.
Background on Junctional Epidermolysis Bullosa
Approximately 10% of people living with EB have JEB, which is sub-classified into Herlitz JEB and non-Herlitz JEB. Herlitz JEB is a more severe form of JEB. From birth or early infancy, affected individuals have blistering over large regions of the body. Blistering also affects the mucous membranes, such as the moist lining of the mouth and digestive tract, which often makes consumption and digestion difficult. From birth or early infancy, affected individuals have blistering over large regions of their body. Children with Herlitz JEB often die in infancy. Non-Herlitz JEB is a less severe form of JEB. The blistering associated with non-Herlitz JEB may be limited to the hands, feet, knees and elbows, and it often improves after the conclusion of the newborn period. Persons living with non-Herlitz JEB intermediate typically experience a normal lifespan.
Background on Kindler Syndrome
Kindler Syndrome is an extremely rare subtype of EB inherited in an autosomal recessive manner characterized by skin blistering and photosensitivity.
Our Solution: AP101 for the Treatment of Severe EB
AP101 is a topical product incorporating betulin and other related triterpene compounds. AP101 has been observed to stimulate keratinocyte migration and promote differentiation into mature-epithelial skin cells, thereby ensuring more rapid wound healing. We are conducting a pivotal Phase 3 clinical trial of AP101 in severe EB, including DEB and JEB, and are expecting data in the second half of 2020. We believe AP101 could become the first approved treatment for patients suffering from severe EB.
Clinical Development of AP101
We have set forth below the clinical trials conducted to date for AP101 for the treatment of severe EB.
Phase 2a Study
Our Phase 2a study of AP101 was a prospective, case-controlled study to compare the efficacy and tolerance of AP101 to SOC in EB wounds. Half of each wound was treated with AP101, together with a non-adhesive wound dressing, and the other half was treated with wound dressing alone. The primary endpoint of the study was the rate of progress of re-epithelialization from baseline to either day 14 or day 28 (depending on whether the wound was acute or chronic). A blinded assessment of efficacy was conducted by two independent experts based on a chronological series of photographs taken before start of treatment, during wound dressing changes and at the end of treatment on day 14 and day 28. Safety variables of the study were incidence, severity and causality of adverse events and assessment of tolerability by the investigators and patients and/or his/her legal representative.
Ten patients were enrolled and 12 wounds were treated with study medication. Reviewers were asked to assess which half of the wound was healing faster. Results of this trial are set forth in the table below.
Results of Blinded Efficacy Evaluation by Patient and Wound
Patient (wound #)	Blinded Efficacy Assessment Experts		Result
	Reviewer 1	Reviewer 2
1	Non-adhesive wound dressing	AP101	Undecided
2	AP101	Equal	AP101
3	AP101	AP101	AP101
4	AP101	Equal	AP101
5	Equal	Equal	Undecided
6	AP101	AP101	AP101
7	Equal	Equal	Undecided
8	AP101	Non-adhesive wound dressing	Undecided
9 (1)	AP101	AP101	AP101
9 (2)	Equal	AP101	AP101
10 (1)	AP101	AP101	AP101
10 (2)	AP101	AP101	AP101
We observed that AP101 together with the non-adhesive wound dressing significantly accelerated healing (8 of 8 decided cases; p = 0.0078, binomial test) compared to non-adhesive wound dressing only (0 of 8 decided cases). Of the four undecided cases, two consisted of opposite conclusions by the two reviewers, and the other two wounds were considered to have equal healing in both halves by the two reviewers.

A total of 11 adverse events (“AEs”) in six patients were reported; 9 of 11 AEs (81.8%) involved the skin, 1 AE (9.1%) was classified as a flu-like syndrome, and 1 AE (9.1%) was an infection of a wound. All AEs affecting the skin were erosions within or next to the study and control wounds, respectively. None of the AEs was assessed as being related to study treatment (n = 6 not related, 54.5%; n = 5 probably not related, 45.5%). All AEs were mild to moderate in severity: 9 AEs affecting the skin were evaluated as being Common Terminology Criteria for Adverse Events (“CTCAE”) grade 1 (81.8%), only the flu-like syndrome and the infection of a wound were rated as CTCAE grade 2 (18.2%). Treatment with AP101 was not adjusted or interrupted due to AEs. No serious adverse event (“SAE”) or significant AE occurred throughout the study; none of the patients died or were lost to follow-up.
Phase 3 Trials in Partial Thickness Wounds
Before we acquired AP101, three Phase 3 studies were conducted looking at the safety and efficacy of AP101 in other partial thickness wounds. This led to the approval of AP101 for the treatment of partial thickness wounds by adults by the EMA in 2016. We do not currently intend to commercialize AP101 for this indication but rather focus our clinical development on the treatment of EB. Below are the results of these three Phase 3 studies.
Phase 3 Trial in Grade 2a Burns
One of the Phase 3 trials conducted for AP101 (known as BBW-11) was a blinded, prospective, randomized, intra-individually controlled, multicenter, Phase 3 clinical trial comparing the efficacy and safety of AP101 with wound dressing to SOC treatment (an antiseptic gel plus wound dressing) in accelerating the healing of Grade 2a burns. The primary endpoint was the percentage of patients with earlier healing (at least 95% epithelialization) of the wound half treated with AP101 compared to SOC, as evaluated by the majority decision of three independent, blinded experts. Assessment of efficacy was primarily based on blinded photo evaluation.
66 patients were enrolled at ten centers in Germany, Sweden, Switzerland and the United Kingdom. Of the 66 patients, 61 patients received treatment with both AP101 and SOC. Of the 61 patients that received treatment, 50 patients completed treatment and 11 discontinued prematurely. The primary analysis evaluated only those patients for whom a difference was observed between treated wound halves (35 patients).
As set forth in the table below, the percentage of patients showing earlier healing of AP101 treated wound half compared with SOC treated half was higher than the percentage of patients showing the opposite result (85.7% versus 14.3%, intention-to-treat population).
Primary Endpoint: Earlier Healing of Wound Half - Majority Decision of Blinded Expert Evaluation
	n (%)	95% CI	p value(1)
Patients with earlier healing of SOC treated wound half	5 (14.3)	4.8, 30.3
Patients with earlier healing of AP101 treated wound half	30 (85.7)	69.7, 95.2	< 0.0001
(1)	Based on one-sided, exact binomial test evaluating the rate of superiority of AP101 being > 0.5.
CI = confidence interval, n = number of patients with the indicated difference in wound healing.

A representative series of burn wound photographs from one of the studied patients is shown below:

Standard of Care | AP101 Standard of Care | AP101 Standard of Care | AP101

Day 0

Day 2

Day 4

Day 6

Day 8

Day 10

Secondary endpoints supported the primary finding indicating faster healing and epithelialization of the wound with AP101 compared to standard of care.
Two Phase 3 Trials in Patients with Split-Thickness Skin Graft Donor Sites
AP101 was also studied in two blinded, prospective, randomized, intra-individually controlled, multicenter Phase 3 clinical trials (known as BSH-12 and BSG-12) comparing the efficacy and safety of AP101 plus SOC (non-adhesive wound dressing) versus SOC alone in accelerating the wound healing of split-thickness skin graft (“STSG”) donor sites. Since the design and conduct of these studies was identical the pooled results are presented here.
After the STSG surgery, the wound was split into halves and the two wound halves were randomized to treatment with either AP101 plus SOC or SOC alone. Treatment was applied until complete wound closure of both halves occurred but no longer than 28 days. Wound dressing change and medication application were performed at least every three or four days.
The primary endpoint of both trials was the intra-individual difference in time to wound closure (at least 95% epithelialization) between wound halves based on photo evaluation by three independent, blinded experts. 107 and 112 patients were enrolled and received treatment in the two trials respectively. However, two patients in the BSG-12 study did not provide written informed consent and are therefore removed from the analysis below. As set forth in the table below, wound halves treated with AP101 healed faster than the wound halves treated with SOC (mean 1.1 days, p < 0.0001, 2-sided paired t-test, based on blinded reader evaluation).
Difference in Time (Days) to Wound Closure(1) (total n = 217)
Study	n	Median	Min, Max	Mean	95% CI	p value(2)
BSH-12	107	-0.3	-10.0, 2.3	-1.4	-1.8, -0.9	< 0.001
BSG-12	110	0.0	-18.3, 12.3	-0.8	-1.5, -0.1	0.0232
Pooled	217	-0.3	-18.3, 12.3	-1.1	-1.5, -0.7	< 0.0001
(1)
Difference in time to wound closure was set to 0 for photos rated as not evaluable. If wound closure was not observed, wound closure was set to 1 day after last photograph of the series (= “conservative +1 day approach”).

(2)	Two-sided paired t-test evaluating the mean difference as different from 0.
CI = confidence interval, n = number of patients in analysis, Max = maximum, Min = minimum.

A representative photographic series from one of the studied patients of a split-thickness skin graft donor site is shown below:

Pooled Safety Data From All Three Phase 3 Studies in Partial Thickness Wounds Including EBW-11, BSH-12 and BSG-12
Safety data from the three Phase 3 studies in partial thickness wounds were pooled and included 280 patients. One or more AEs were reported for a total of 35% of patients. The system organ classes with the highest incidence were infections and infestations (11%), injury, poisoning and procedural complications (8%) and skin and subcutaneous tissue disorders (10%). Most frequent AEs (by preferred term) comprised pyrexia and wound infection, skin infection, pain of skin, and pruritus, each reported at a rate of 4% to 6%.
Treatment-related AEs were reported by 25 patients (9%), including pain of skin (2.9%), pruritus (1.4%) and a few patients with other AEs, e.g., wound complication and post procedural complications. Application-site AEs were reported for the AP101 treatment half for four patients (1.4%), for the SOC treatment half for 15 patients (5.4%) and for both treatment halves (meaning that the location of the AE could not be further differentiated) for 36 patients (12.9%). In cases where the AE could be clearly ascribed to one wound half, the number of local AEs was lower in the AP101 treated wound half compared with the SOC treated wound half.
The number of patients in the pooled analysis (study BSH 12, BSG 12 and BBW 11) who experienced one or more serious SAEs was low (15 or 5.4% of the patients). The most frequently reported SAEs were wound infection (four or 1.4% of patients) and condition aggravated (two or 0.7% of patients). All other SAEs occurred in only one (0.4%) patient per event. Only one SAE was considered possibly related to treatment (wound necrosis) for which causality between treatment and event was reported as “yes: unknown” by the investigator. In this patient both wound halves had changed from Grade 2a to Grade 2b and required skin grafting resulting in prolonged hospital stay. Based on clinical experience a change in burn wound depth from Grade 2a to Grade 2b was expected for up to 30% of patients in the study. Skin grafting is the standard treatment for Grade 2b burn wounds.
The number of patients who discontinued the study due to AEs was low (10 or 3.6% of patients) and none were considered related to treatment except for the case of wound necrosis described above.
No deaths were reported in the treatment phase of the studies. Two deaths in the 12 months follow-up period were considered not related to the treatment.
Ongoing Pivotal Phase 3 Trial of AP101 in EB (EASE)
In 2017, we commenced a double-blind, randomized, vehicle-controlled, Phase 3 study with a 24-month open-label period follow-up comparing the safety and efficacy of AP101 versus a gel vehicle in the promotion of healing of partial thickness wounds in patients with severe EB (JEB, DEB and Kindler Syndrome). Qualifying wounds must be between 10 cm2 and 50 cm2 in size and no younger than 21 days and no older than nine months old.

The primary endpoint is the proportion of patients with first complete closure of the EB target wound by day 45±7 days compared to vehicle based on clinical assessment by the investigator (the wound will be rated as “closed” at first appearance of complete re-epithelialization without drainage).
Key secondary endpoints are:
•	Time to first complete closure of the EB target wound as evidenced by clinical assessment until the end of the double-blind phase (day 90±7 days)
•	Proportion of patients with first complete closure of the EB target wound at day 90±7 days based on clinical assessment by the investigator
•	The incidence of wound infection between baseline and day 90±7 days as evidenced by adverse events and/or use of topical and/or systemic antibiotics (related to wound infection)
•	The maximum severity of wound infection between baseline and day 90±7 days as evidenced by adverse events and/or use of topical and/or systemic antibiotics (related to wound infection)
•	Change from baseline in total body wound burden as evidenced by clinical assessment using Section I of the EB Disease Activity and Scarring Index at day 90±7 days
•
Change from baseline in itching using the Itch Man Scale in patients ≥ 4 years and up to 13 years of age and the Leuven Itch Scale in patients ≥ 14 years of age before wound dressing changes at day 90±7 days

Safety endpoints include:
•	Incidence, severity and relatedness of adverse events
•	Local tolerability as judged by the investigator
•	Safety laboratory data
•	Systemic exposure to betulin
Following completion of the 90 day double blind period all patients randomized to the control gel will switch to open label treatment with AP101. Patients who had been randomized to AP101 will continue on open label treatment until the end of the study.
During the open label safety follow up period, patients will be monitored for safety evaluation by collection of adverse event information. The efficacy of AP101 during this phase of the study will be evaluated by assessment of total wound burden, impact on symptoms of disease and additional endpoints reflecting severity of disease and quality of life.
Unblinded Interim Efficacy Analysis and Safety Analysis
In January 2019, we reported that the DSMB performed a pre-specified unblinded interim efficacy analysis, which supported the continuation of the study with an increase in sample size from 182 to 230 evaluable patients to maintain 80% statistical power. We expect to report data in the second half of 2020. A sample size re-estimation exercise was performed and a recommendation was made to continue the study and increase the sample size from 182 to 230 evaluable patients. This increase in sample size was based upon maintenance of 80% statistical power to detect a 20% difference between treatment groups with respect to the primary efficacy endpoint.
In February 2019, the independent DSMB performed a pre-specified unblinded interim safety analysis which included review of safety and PK data from children enrolled in the trial. Following this review, the DSMB recommended expansion of the trial to include neonates, infants and children from ≥ 21 days of age.
Additional Opportunity for AP101
We are also supporting an investigator-led Phase 2 study of AP101 for the treatment of severe radiation-induced dermatitis. This trial is expected to commence in the second half of 2020, with data expected in the first half of 2021.

AP103 for the Treatment of RDEB
In March 2018, we acquired the rights to a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. The technology involves the use of highly branched poly β-amino ester (“HPAE”) polymers as the topical delivery vehicle for gene therapy. Our first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of patients with RDEB. Patients with RDEB have a defect in the COL7A1 gene resulting in the inability to produce collagen VII, which plays an important role in anchoring the dermal and epidermal layers of the skin. AP103 is the combination of this polymer technology and the COL7A1 gene. If successful, we believe this could eliminate the requirement for viruses as topical delivery vectors.
In preclinical studies in a human mouse xenograph model of EB, we observed that topical application of AP103 restored production of collagen VII. In separate preclinical studies, AP103 was observed to restore collagen VII to levels exceeding those produced by healthy human keratinocytes (cells that regenerate the outer layer of the skin). In addition, we did not observe evidence of cellular toxicity after repeated administration in these studies. Our preclinical development of AP103 is ongoing. We intend to initiate clinical development of AP103 in the second half of 2021.
In December 2018, a consortium comprised of us (as lead partner), University College Dublin, National University of Ireland (“University College Dublin”), Curran Scientific Limited and DEBRA Ireland was awarded (subject to contract negotiation) grant funding totaling €8.4 million over three years from the Disruptive Technologies Innovation Fund, part of the Irish Government’s Department of Business, Enterprise and Innovation, to develop the AP103 gene therapy platform. The grant funding will be matched by the consortium partners at various funding levels over the three-year term of the project. The grant will fund further development of the AP103 gene therapy platform from preclinical testing to proof of concept in humans. The initial funds will be used for research and development and staff costs associated with the project and, if preclinical work is successful, to fund the initial clinical development of AP103. In addition to the primary work on AP103, the funds will also support research into the development of the HPAE polymer technology for the potential treatment of other genetic diseases.
Medical Affairs
We have a medical affairs team in the United States, EMEA and Latin America. The medical affairs team maintains product registries, performs retrospective reviews of clinical data, and conducts post-marketing clinical trials as needed, to support the value propositions of our products. The medical affairs team also supports independent medical education programs and investigator-initiated studies, by providing financial grants in a number of medical and disease-related areas. The responsibilities of medical affairs personnel also include providing training and education to physicians through the dissemination of medical information, industry research and publications, providing support in connection with our post-approval clinical commitments, as well as assembling and managing scientific and medical advisory boards to obtain valuable input from experts and practitioners on a variety of medical topics relevant to our products and the diseases our products treat.
Sales, Marketing and Reimbursement
In the United States, our sales team promotes MYALEPT to healthcare professionals for the treatment of GL patients, and JUXTAPID for the treatment of adult HoFH patients. The most frequent physician call points for our products are endocrinologists (including pediatric endocrinologists) with respect to MYALEPT and lipidologists and cardiologists with respect to JUXTAPID.
Our sales and marketing efforts are also focused on obtaining market access for our products, which primarily represents securing pricing and reimbursement approvals at acceptable levels. In the United States, we mobilize a team supporting market access initiatives with the primary responsibility of collaborating with insurance plans, health maintenance organizations and other payers on securing reimbursement and formulary status for MYALEPT and JUXTAPID. This team also anticipates authorization and reauthorization requirements and educating physicians and office staff regarding criteria to continue coverage for our products.
Outside the United States, we support this effort primarily through the work of Country Managers and local consultants. We have successfully secured market access for both lomitapide and metreleptin in certain key EU and LATAM countries. We also continue to submit market access dossiers in other EU and LATAM countries where reimbursement has not occurred to date. We intend to enter into price negotiations in such countries following approval of the relevant Health Technology Assessment (“HTA”) body. One of our primary objectives is to strengthen the value proposition for metreleptin and lomitapide for payers through the generation of market access studies to enhance patient, physician and payer knowledge of GL, HoFH, and, in the European Union, PL and the real-world burden of these diseases.
Manufacturing Supply and Distribution
We and our contract manufacturers are subject to the FDA’s Current Good Manufacturing Practice (“cGMP”) regulations in the United States and other rules and regulations prescribed by regulatory authorities outside the United States.
Lomitapide is a small molecule drug that is synthesized with readily available raw materials using conventional chemical processes. Hard gelatin capsules are prepared in 5 mg, 10 mg, 20 mg, 30 mg, 40 mg and 60 mg strengths. Metreleptin is a recombinant protein biologic that is produced using conventional fermentation, isolation and purification processing techniques. The drug product is provided globally in nominal 10 mg vials that are reconstituted prior to injection. We developed, and received approval from the EMA for new presentations in nominal 2.5 mg and 5 mg vials for commercial distribution in the European Union.
We rely on contract manufacturers to produce the drug substance for lomitapide and metreleptin and to produce the drug product for commercial supplies and for clinical trials. We manufacture the drug substance for AP101 at our facility in Germany. If AP101 receives approval we intend to supplement our internal manufacturing capacity with contract manufacturers. We have long-term supply agreements with the manufacturers of lomitapide and metreleptin. We may encounter any issue with our suppliers, for example, in the event a manufacturer notifies us that it intends to terminate its arrangement or if the manufacturer is operating in violation of the cGMP regulations. To mitigate such risks, we maintain sufficient inventory of metreleptin and lomitapide drug substance to supply our production for at least one year. Prior to appointing a new supplier, we will undertake a rigorous validation and approval process of that manufacturer.
We require supplies of bacteriostatic water for injection (“BWFI”), an approved diluent for reconstitution of metreleptin that allows for use of a reconstituted vial of metreleptin for up to three days when stored appropriately. BWFI is only available for sale and approved for use in the United States, and we or our contract manufacturers will purchase it for supply with named patient sales outside the United States and other expanded access distribution to reduce the number of metreleptin vials provided. BWFI is not required in Europe following the launch of appropriate vial sizes to accommodate the dosing needs of the patient population.
In the United States, lomitapide and metreleptin are distributed exclusively through Accredo Health Group, Inc. (“Accredo”), through a specialty pharmacy network that provides the products directly to patients and, under limited circumstances, to other U.S. purchasers. The specialty pharmacy takes title upon delivery of products. It also provides certain patient program support services. For commercial sales outside the United States, including sales of MYALEPTA and LOJUXTA, named patient sales and other expanded access distribution, we use our existing infrastructure and third party providers to distribute products either directly to the purchaser in the applicable country or to our local third party distributor or service provider for such country.
Competition
The industry in which we operate is highly competitive and subject to rapid and significant technological change. Our competitors and potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of pharmaceuticals that compete with or may in the future compete with metreleptin, lomitapide or other products or product candidates we may develop or acquire. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Academic institutions, government agencies and other public and private research organizations also are conducting research activities, seeking patent protection and may commercialize products on their own or through joint ventures. The existence of these products, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products we develop.
•	Lomitapide: A significant competitor product to our lomitapide product is a class of drugs known as PCSK9 inhibitors. One PCSK9 inhibitor, an Amgen, Inc. (“Amgen”) product, is currently approved and commercialized in the European Union and the United States for the same treatment indication, HoFH, as lomitapide. Sales of this PCSK9 inhibitor compete with sales of the lomitapide product and we expect that this product will continue to compete with lomitapide. However, because many therapies, including PCSK9 inhibition products, act by increasing the activity of LDL-R, HoFH patients often have an inadequate response due to their impaired LDL-R function. In addition, other companies may succeed in developing, acquiring or licensing additional pharmaceutical products that are introduced into the market and that are more effective or less costly than our products. For example, we are aware of several companies developing products that could potentially compete with lomitapide, including Regeneron Pharmaceuticals, Inc. and REGENXBIO Inc.
•
Metreleptin: Our competitors are also developing products, which, if approved and depending on the labelled indication, could potentially compete with metreleptin, including Regeneron Pharmaceuticals, Inc. and Akcea Therapeutics, Inc. Although MYALEPT is the first and only product approved in the United States for the treatment of complications of leptin deficiency in patients with GL, there are a number of therapies approved to treat these complications independently that are not specific to GL. MYALEPTA also faces competition in the European Union, both for the treatment of GL and PL.

•
AP101: Although there are no approved products in the United States or the European Union for the treatment of EB, some of our competitors are developing products which, if approved, and depending on the labelled indication, could potentially compete with AP101. Some companies, including Krystal Biotech, Inc. and Abeona Therapeutics Inc., are developing gene therapy treatments, while other companies, including Castle Creek Pharmaceuticals Holdings, Inc. and Wings Therapeutics, Inc., are developing non-gene therapy treatments.

Intellectual Property
We rely on patents covering inventions licensed from third parties and on other means to protect our technology, inventions and improvements that are commercially important to its business.
Our policy is to file patent applications on a worldwide basis in those jurisdictions where it is considered beneficial, depending on the subject matter and the commercialization strategy.
We have a portfolio of patents and pending patent applications covering various aspects of our lomitapide, metreleptin, AP101 and AP103 assets in a variety of jurisdictions. Our lomitapide patent portfolio includes seven Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) listed patents licensed from the University of Pennsylvania (“UPenn”) claiming methods of treatment that provide protection from 2025 to 2027 in the United States and into 2025 in Europe, Australia, Canada, India, Japan, South Korea and New Zealand. A U.S. continuation application is still pending. Supplementary protection certificates (“SPCs”) have been granted in 22 European countries (including the United Kingdom, Germany, France, Italy and Spain) extending patent protection into 2028. Six additional SPCs are still pending.
The metreleptin patent portfolio consists of two issued U.S. patents claiming methods of treating lipoatrophy, two granted European patents (“EP patents”) claiming methods of treatment (validated in numerous European countries, including the United Kingdom, Germany, France, Italy and Spain), as well as pending applications in Japan and the United States, all of which have been licensed to Aegerion or are owned by Aegerion. The granted patents provide protection from 2022 to 2027 in the United States and into 2022 in the European Union. Additional applications are pending in the United States, Brazil, Canada, China, Eurasia, India, Japan and Mexico claiming methods of detecting anti-leptin neutralizing antibodies, and an international application is pending claiming methods of treating leptin deficient obese patients, which if granted, would expire in 2037 and 2039, respectively.
We were first granted patent protection for AP101 in Japan in 2010. Key patent grants for AP101 in Europe and the United States followed in 2013. Our AP101 patent portfolio includes one Orange Book listable U.S. patent covering oleogel compositions providing exclusivity in the United States to 2025 and two Orange Book listable U.S. patents covering treatment of EB that provide exclusivity in the United States into 2030. Our non-U.S. patents for AP101, include EP patents (validated in various European countries including the United Kingdom, Germany, France, Italy and Spain) covering the AP101 composition and methods of healing wounds with AP101, expiring in 2025 and 2030, respectively. Supplementary protection certificates have been obtained in various EU countries, extending the expiration of the composition patents in the European Union from 2025 to 2030. We have filed a further international patent application directed to the clinical formulation and methods of manufacturing and treatment therewith, which, if successfully granted in national stage jurisdictions, will provide further exclusivity to 2039, or later.
The patent portfolio for AP103 includes one granted EP patent (validated in various European countries including the United Kingdom, Germany, France, Italy and Spain) claiming HPAEs, compositions comprising such polymers, and transfection methods using such polymers, as well as pending U.S. and EP divisional applications. These patents and applications have been in-licensed from the University College Dublin, and are expected to provide exclusivity into 2035. We have also filed an international application covering a proprietary genus of HPAEs and novel HPAE polyplexes, as well as an international application claiming a proprietary and scalable HPAE polyplex manufacturing methods, which if granted would expire in 2039.
JUXTAPID was granted Orphan Drug status in the United States for the treatment of HoFH and for the treatment of FCS, and LOJUXTA obtained Orphan Drug status in the European Union for the treatment of FCS. These Orphan Drug designations provide exclusivity in the United States to December 2019 (for the approved HoFH indication) and, upon approval of an FCS indication in the United States, potentially seven years of exclusivity and, upon approval of an FCS indication in the European Union, 10 years of exclusivity (plus two years on successful completion of a PIP).
Following approval by the EMA in July 2018, metreleptin is entitled to ten years of market and Orphan Drug exclusivity in the European Union (to July 2028 which can be extended a further two years upon successful completion of a PIP) for the treatment of familial partial lipodystrophy, Barraquer-Simons syndrome, Lawrence syndrome, and Berardinelli-Seip syndrome. In the United States MYALEPT has seven years of Orphan Drug exclusivity for the treatment of metabolic disorders secondary to lipodystrophy and also for the treatment of leptin deficiency secondary to PL and GL, with exclusivity specific to the approved GL indication being scheduled to expire in February 2021 (MYALEPT should also qualify for a 12-year period of exclusivity from biosimilar or interchangeable products, which will expire in 2026, under the Biologics Price Competition and Innovation Act). MYALEPT could also receive orphan designation upon submission and approval of a PL indication in the United States which would provide seven years of exclusivity for this indication following approval in the United States.
AP101 has been granted Orphan Drug status for the treatment of EB in the European Union and the United States. Should AP101 be granted approval it will be entitled to Orphan Drug exclusivity for the treatment of EB, extending seven years in the United States and ten years in the European Union from the date of approval in their respective jurisdictions. The ten-year Orphan Drug exclusivity period in the European Union can be extended a further two years upon successful completion of a PIP.
Material Contracts
The following summary of our material contracts is not intended to be a complete description of these contracts, and it is qualified in its entirety by reference to the full text of such contracts, which are filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to review these exhibits in their entirety. Unless otherwise noted, each of the material contracts is not affected by the Aquisition.
The following summary excludes contracts with our principal shareholders that we entered in connection with the Acquisition, which are summarized under “Related Party Transactions.”
Share Purchase and Transfer Agreement between Software AG – Stiftung and Dr. Armin Scheffler and Amryt Pharmaceuticals DAC
On October 16, 2015, Amryt Pharmaceuticals DAC entered into a share purchase and transfer agreement (“Birken SPA”) with Software AG – Stiftung and Dr. Armin Scheffler in their capacity as sellers (together, “Birken Sellers”) relating to the purchase of the entire issued share capital of Birken AG (now Amryt GmbH). Under the Birken SPA, the consideration for the shares of Birken AG comprised the allotment and issue of new ordinary shares in Amryt Pharmaceuticals DAC, the sum of €1,000,000 plus additional milestone and royalty payments if/when certain milestones are met. As of the date of this prospectus, we have made milestone payments of €12 million under this agreement. Remaining milestone payments are as follows:
•	€3 million within 30 days of net ex-factory sales on or after marketing approval of at least €100,000;
•	€10 million once net ex-factory sales/net revenue in any calendar year exceed €50 million;

•	€15 million once net ex-factory sales/net revenue in any calendar year exceed €100 million; and
•	€10 million on receipt of marketing approval by the EMA or the FDA for the treatment of EB.
The royalty payments payable to the Birken Sellers are as follows: (a) 9% of (i) net ex-factory sales, and (ii) net revenues in either case relating to AP101; and (b) 6% of: (i) net ex-factory sales; and (ii) net revenues relating to other betulin products, with the relevant royalty periods essentially being ten years from first commercial sale of the relevant product (other than in respect of Imlan).
University College Dublin In-License Agreement
On March 14, 2018, Amryt Genetics Limited entered into an agreement with University College Dublin. Under this agreement, University College Dublin granted an exclusive, worldwide license to the patent rights for the platform technology to develop one or more gene therapy products for therapeutic use in any disorder in humans and animals. University College Dublin retains an irrevocable, perpetual, royalty-free, worldwide right to use the licensed intellectual property for the purposes of academic teaching, publication and non-commercial research. The subject platform technology relates to a non-viral gene therapy, which offers a potential treatment for patients with EB. Preliminary data available to us suggests that the treatment could be potentially disease-modifying for patients with RDEB. We intend to conduct various preclinical studies in connection with the agreement.
In consideration of the agreement, Amryt Genetics Limited made an upfront payment of €40,000 and agreed to the following milestone payments:
•	€100,000 on the successful completion of a Phase 2a proof of concept study;
•	€100,000 on the successful completion of a Phase 2b study;
•	€200,000 upon the first commercial sale of a gene therapy product incorporating or utilizing the licensed technology; and
•	€200,000 upon the first commercial sale of each subsequent product requiring a separate marketing authorization.
Upon the sale of product, we are obligated to make royalty payments to University College Dublin as follows: (a) 2% on net sales in a calendar year up to €100 million, and (b) 3% on net sales in a calendar year in excess of €100 million. Under the agreement, we must also pay to University College Dublin a portion of the royalties we receive from our affiliates in connection with the product: (a) 30% of net royalties prior to the initiation of a Phase 1 study, (b) 20% of net royalties commencing upon the initiation of a Phase 1 study and before the completion of a Phase 2a proof of concept study, and (c) 10% of net royalties commencing upon the completion of a Phase 2a proof of concept study.
The agreement continues in full force on a product-by-product and country-by-country basis until the later of (a) the expiration of the last valid claim of patent rights, (b) the expiration of orphan drug exclusivity, or (c) 15 years after the first commercial sale of the first product by us or our affiliates or sub-licensees. University College Dublin may terminate the agreement with 30 business days’ prior written notice under the following circumstances:
•
if we are in material breach of any provision of the agreement and, after receiving notice from University College Dublin identifying a material breach, we fail to cure said material breach within 60 business days, University College Dublin may issue a notice of default. If we do not cure the material breach within 60 business days from receipt of the notice of default, then University College Dublin may terminate the agreement;

•
if we become insolvent, or if an interim order is applied for or made, or a voluntary arrangement approved, or a voluntary arrangement is proposed or approved or an administration order is made, or a receiver or administrative receiver is appointed for any of our assets or undertaking or a winding-up resolution or petition is passed or presented (otherwise than for the purposes of reconstruction or amalgamation), or if any circumstances arise which entitle the court or a creditor to appoint a receiver, administrative receiver or administrator or to prevent a winding-up petition or make a winding-up order, or other similar or equivalent action is taken against or by us by reason of our insolvency or in consequence of debt, or if we make any arrangement with our creditors;

•	if we or our affiliates challenge the validity of the patent applications when granted, or assist any third party to commence legal proceedings to challenge such validity;
•
if, according to an independent expert’s judgment, we have failed to use commercially reasonable efforts to develop, use and exploit the intellectual property licensed under the agreement, and six months after the independent expert’s judgment we have still failed to take the specific actions to develop, use and exploit the intellectual property licensed, then University College Dublin may at any time within three months after the end of that six-month period, provide at least three months’ notice to us to terminate the agreement;

•
if we fail to pay any amount due under the agreement within 30 business days having received written notice from University College Dublin of our failure to pay, and such failure to pay is not subject to a good faith dispute between the parties; and

•
if we dispose of all, or a substantial part of our business involving the licensing of the intellectual property under the agreement in circumstances where we do not enter into a novation agreement pursuant to us becoming insolvent or any other circumstance described above.

We may terminate the agreement at any time by giving University College Dublin at least 60 business days’ prior written notice. Upon expiration or termination of the agreement, all rights and licenses granted to us under the agreement also terminate.
University of Pennsylvania Lomitapide License Agreement
On May 19, 2006, Aegerion entered into an agreement with UPenn for the in-license of lomitapide. Pursuant to the terms of the agreement Aegerion was granted an exclusive and worldwide license (including right to sublicense) to certain patents of UPenn and certain patents assigned to UPenn by Bristol-Myers Squibb (“Bristol-Myers”). The license is provided for the following field of use: (a) monotherapy or with other dyslipidemic therapies to treat patients with HoFH; and (b) monotherapy or in combination with other dyslipidemic therapies for treatment of patients with other severe forms of hypercholesterolemia unable to come within 15% of National Cholesterol Education Program’s (“NCEP”) goal on maximal tolerated oral therapy, as determined by the patient’s prescribing physician, with severe combined hyperlipidemia unable to come within 15% of NCEP’s non-high-density lipoprotein-cholesterol goal on maximal tolerated oral therapy, as determined by the patient’s prescribing physician, or with severe hypertriglyceridemia unable to reduce triglycerides less than 1,000 on maximal tolerated therapy.
In partial consideration of the in-license of lomitapide, Aegerion is required to pay UPenn a graduated royalty between 5% and 8% of Aegerion’s annual net sales made pursuant to the terms of the agreement. The sub-license fees are as follows: (i) 25% of sub-licensing fees received for net sales in a country that is covered by a valid claim of the licensed patent rights and (ii) 15% of all other sub-license fees.
If the indication is not HoFH or severe refractory hypercholesterolemia, then additional payments are required to be made upon the initiation of a Phase 3 trial ($300,000), the filing of a U.S. NDA ($750,000) and the grant by the FDA of approval of an NDA ($1,500,000).
The agreement expires on a country-by-country basis upon there no longer being a valid claim of licensed patent rights. Upon the expiration in a country, the license becomes irrevocable and fully paid-up. We can also terminate the agreement at any time.
Japan Lomitapide License Agreement
On February 5, 2019, Aegerion entered into a license agreement with Recordati for the commercialization of JUXTAPID in Japan. Under the terms of the License Agreement, and subject to the conditions set forth therein, Aegerion granted to Recordati an exclusive license in Japan, for the current marketed indication for HoFH. During the term of the License Agreement, Recordati also has an exclusive right of first negotiation to any new indications for JUXTAPID in Japan that may be developed by Aegerion and the right to grant sub-licenses and to manufacture and commercialize JUXTAPID, under specific circumstances.
Pursuant to the terms of the License Agreement, and subject to the conditions set forth therein, Recordati is required to make the following payments to Aegerion: (i) $25 million as a one-time upfront payment on the effective date of the agreement (which was paid to Aegerion in the first quarter of 2019), (ii) $5 million as a one-time payment within 45 days following the date on which the Japan marketing authorization for JUXTAPID is successfully transferred to Recordati (“Completion Date”) (which was paid to Aegerion in the second quarter of 2019), (iii) quarterly royalty payments, during the term of the License Agreement, equal to 22.5% of all net sales of JUXTAPID in Japan, and (iv) 20% of all other sublicense revenues received by Recordati or any of its affiliates.
In addition, pursuant to the terms of the License Agreement, Aegerion may receive from Recordati commercial milestone payments (up to a total of $80 million) for net sales in Japan, conditioned and based upon the achievement of certain net sales levels in Japan, the first $12.5 million installment of which becomes payable at the end of the first quarter in which cumulative net sales in Japan reach $70 million, and which are payable in incremental installments thereafter at the end of each quarter in which cumulative net sales in Japan increase by $70 million (in incremental payments of $12.5 million until cumulative net sales reach $280 million and then in incremental installments of $5 million for each incremental $70 million of revenues until cumulative net sales reach $700 million).
Further, pursuant to Aegerion’s current license agreement with UPenn, UPenn is entitled to receive 15% of the $25 million upfront payment, 15% of the marketing authorization transfer milestone and any subsequent sales milestone payments received from Recordati and 25% of royalty payments received by Aegerion from Recordati under the License Agreement.
Aegerion and Recordati have also entered into a customary supply agreement under which Aegerion will supply JUXTAPID to Recordati (or its affiliate) at cost plus an agreed upon markup for an initial term of two years with automatic renewal for successive two year terms.
The initial term of the License Agreement continues until the latest of: (i) expiration of the last valid claim of the licensed patents covering JUXTAPID in Japan, (ii) expiration of data or regulatory exclusivity in relation to JUXTAPID in Japan, or (c) ten years from the Completion Date. Thereafter the term of the License Agreement will automatically renew for a single five-year term, and then thereafter for successive five-year terms unless either party provides written notice at least 18 months prior to the end of the then current renewal term. Either party may terminate the License Agreement for cause if the other party materially breaches or defaults in the performance of its obligations, and, if curable, such material breach remains uncured for 90 days (15 days for non-payment).
Metreleptin Asset Purchase Agreements
In November 2014, Aegerion entered into an asset purchase agreement relating to the acquisition from Amylin Pharmaceuticals, LLC (“Amylin”) and AstraZeneca Pharmaceuticals LP (“AstraZeneca”), an affiliate of Amylin, of certain assets and rights associated with the biological product metreleptin for injection. Under the terms of the agreement, Aegerion paid AstraZeneca $325 million upfront to acquire the global rights to develop, manufacture and commercialize metreleptin, subject to an existing distributor license with Shionogi covering Japan, South Korea and Taiwan, which Aegerion assumed upon closing. The transaction did not include the transfer of any AstraZeneca employees or facilities.
On January 9, 2015, Aegerion entered into a letter agreement with AstraZeneca and Bristol-Myers, which was subsequently amended on April 30, 2015. This agreement was entered into pursuant to Aegerion’s acquisition of metreleptin from AstraZeneca. Under the asset purchase agreement and letter agreement, Aegerion agreed to fulfill certain of AstraZeneca’s original obligations to Bristol-Myers including reporting, milestone and royalty payments and diligence obligations in relation to metreleptin.
Pursuant to the terms of the agreements we are required to pay 5-10% royalties to Bristol-Myers, as previously paid by AstraZeneca, on the net U.S. sales of metreleptin.
Amgen License Agreement
In connection with Aegerion’s acquisition of metreleptin in January 2015, Aegerion acquired a license agreement between Amgen and Amylin, dated February 7, 2006 (“Amgen License”) pursuant to which Aegerion obtained an exclusive worldwide license from Amgen to certain know-how and patents and patent applications covering the composition of matter and methods of use of metreleptin to develop, manufacture and commercialize a preparation containing metreleptin (“Amgen Licensed Products”).
As part of the Amgen License, Aegerion also obtained an exclusive sublicense of Amgen’s exclusive rights to certain metreleptin-related patents and patent applications owned by the Rockefeller University and exclusively licensed to

Amgen under a license agreement dated April 14, 1995, as amended (“Rockefeller License”) and an exclusive sublicense of Amgen’s non-exclusive rights to certain metreleptin-related patents and patent applications owned by The Regents of the University of California and non-exclusively licensed to Amgen under a license agreement dated July 13, 2005 (“UCSF License”). Amgen retains rights to conduct research, development, manufacturing and commercialization activities with respect to products other than the Amgen Licensed Products.
Aegerion may grant sublicenses under the licenses and sublicenses granted by Amgen, subject to certain limitations, including Amgen’s right of first offer for any out-license, partnership, co-development, commercialization, co-promotion or similar agreement related to metreleptin or the Amgen Licensed Products, which expires in February 2021.
Aegerion is required to make royalty payments to Amgen and Rockefeller University on net sales of each Amgen Licensed Product on a country-by-country basis (i) at a royalty rate in the low double digits where the Amgen Licensed Product has patent protection or market exclusivity granted by a regulatory authority at the time of regulatory approval in the applicable country during the applicable royalty term, which runs on a country-by-country basis until the later of (a) the expiration of the last-to-expire valid claim covering an Amgen Licensed Product in the applicable country, (b) the expiration of any market exclusivity granted by a regulatory authority, and (c) ten years from the date on which an Amgen Licensed Product is first sold to a third party in a country after regulatory approval for the Amgen Licensed Product has been granted in such country (“Amgen Royalty Term”) or (ii) at a royalty rate in the mid-single digits to low double digits where the Amgen Licensed Product receives patent protection or market exclusivity following the time of regulatory approval in the applicable country, in either case subject to a variety of customary reductions.
Under the Amgen License, Aegerion is also required to directly meet certain payment obligations under the Rockefeller License and UCSF License. Aegerion is required to make royalty payments to Rockefeller University on net sales of each product with patent rights or know-how in the field of obesity genes, obesity gene products, and molecules that modulate or mediate their action and/or regulation on a country-by-country basis at a range of royalty rates in the low single digits depending on whether the product has an orphan product designation or not until the later to occur of expiration of (i) patent protection, (ii) any market exclusivity period granted in the applicable country, or (iii) any data exclusivity period in the applicable country (with certain limitations related to the number of units sold). Since acquiring this license agreement in January 2015, Aegerion has paid a one-time $5 million milestone payment to Rockefeller University in February 2015, which was due 12 months following the receipt of marketing approval for MYALEPT in the United States. Aegerion will also be required to pay to Rockefeller University a percentage in the low double digits of any upfront license fees or one-time fees it receives in consideration for a sublicense of the licensed rights. There are no material payment obligations outstanding under the UCSF License.
Current patent protection exists from 2022 to 2027 in the United States and into 2022 in the European Union, as well as orphan exclusivity in the European Union into 2028. Additional applications are pending in the United States, Brazil, Canada, China, India, Japan and Mexico claiming methods of detecting anti-leptin neutralizing antibodies, and an international application is pending for methods of treating leptin deficient obese patients, which if granted, would expire in 2037 and 2039, if extended upon successful completion of a PIP, respectively.
We assumed this agreement upon the Acquisition. We have the right to terminate the agreement at any time.
National Institutes of Health (“NIH”) License Agreement
In February 2017, Aegerion entered into an in-license agreement in respect of patent rights for metreleptin with the NIH. Pursuant to the terms of the agreement Aegerion was granted an exclusive and worldwide license to (including the right to sub-license) the NIH patent rights for the use of leptin, leptin analogs and derivatives for the diagnosis, prevention and treatment of human lipodystrophy.
Upon the date of the first commercial sale of a licensed product in a country other than the United States, Aegerion agrees to pay NIH a royalty percentage of 0.4% of net sales, on a country-by-country basis, in such countries in which a valid patent claim exists. No U.S. royalty is due on the sales.

The agreement expires upon the expiration of the last to expire licensed patent rights. We can terminate the agreement at any time and NIH has the following termination and modification rights:
Other than NIH having the right to immediately terminate the agreement should we become insolvent, file for bankruptcy or receive notice of a third party’s intention to file an involuntary petition in bankruptcy, NIH may terminate the agreement if we default on any material obligation under the agreement which has not been remedied within 90 days of the notice of default being provided, including the following:
•	we have not achieved certain agreed performance milestones;
•	we have willfully made a false statement of, or willfully omitted, a material fact in the license application or in any report required by the agreement;
•	we have committed a material breach of a covenant or agreement contained in the agreement that has not been remedied within 90 days;
•	we have not been keeping the licensed products or the licensed processes reasonably available to the public after commercial use commences; or
•	we cannot reasonably satisfy unmet health and safety needs.
Accredo Agreements
On December 6, 2013, Aegerion entered into a distribution agreement in respect of lomitapide with Accredo.
Pursuant to the agreement Accredo is appointed as an authorized non-exclusive distributor of record of lomitapide. Aegerion may appoint other distributors upon 60 days’ notice to Accredo (such notice must also be provided by Aegerion when other specialty pharmacies are added to the distribution network). If Aegerion exercises this right and such an appointment causes Accredo to no longer be one of three (or less) specialty pharmacies, Accredo may terminate the agreement. In addition, either party may terminate the agreement at any time upon 180 days’ written notice to the other party.
On December 6, 2013, Aegerion entered into a master services agreement in respect of metreleptin with Accredo. The agreement sets the framework of non-exclusive commercial relationship between the parties. Pursuant to the agreement, Accredo agreed to perform services on our behalf, related to metreleptin as described in one or more statements of work provided to us. Such services include, but are not limited to case management and ongoing clinical support services. In consideration for services provided, we are required to pay Accredo the fees set forth in the applicable statement of work. We have the right to terminate at any time upon 120 days’ notice and Accredo may terminate on one year’s notice.
Each of these agreements expires on September 30, 2020.
Metreleptin Contract Manufacturing Agreement
On September 30, 2010, Aegerion entered into a contract manufacturing agreement in respect of metreleptin with Sandoz GmbH. Pursuant to the terms of the agreement, Sandoz GmbH is appointed as non-exclusive manufacturer of metreleptin. Sandoz GmbH is obligated to produce a majority of Aegerion’s metreleptin product demand and Aegerion has committed to purchase such amount and is committed to a minimum of 12 weeks production each calendar year with a fee of €600,000 per week for small scale manufacturing and €900,000 per week for large scale manufacturing, which increases annually with inflation. The agreement expires on December 21, 2023. Either party may terminate the agreement for any scientific, regulatory, safety or economic reason to the end of each calendar year by giving 24 months’ prior written notice.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, the European Union, EU Member States, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labelling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of the products. In the future, if we were to develop or acquire any other products, or any product candidates, they would also be subject to such regulations and oversight. Our products must be approved by the FDA through the NDA or the BLA process before they may be legally marketed in the United States, and must be approved by foreign regulatory authorities via various procedures before they can be marketed in the applicable country, including the EMA or the regulatory authorities of the EU Member States before they can be placed on the market in the European Union.
U.S. Regulatory Matters
Drug and Biologic Development Process
In the United States, the FDA regulates drugs under the FDCA, and regulates biologics under both the FDCA and the Public Health Service Act of 1944 (“PHSA”). The process of obtaining marketing approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject a company to administrative or judicial sanctions. These sanctions could include, among other things, the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement-related letters, product recalls, product seizures, changes to the conditions surrounding marketing approval such as labelling changes or changes to a REMS program, total or partial suspension of production or distribution, injunctions, civil money penalties, fines, refusals of government contracts, debarment, restitution, disgorgement of profits, or civil or criminal investigations and penalties. Any agency or judicial enforcement action could have a material adverse effect on us.
The process required by the FDA before a drug or biologic may be marketed in the United States is extensive and generally involves the following:
•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices and other applicable regulations;
•	submission to the FDA of an investigational new drug (“IND”) application, which must become effective before human clinical trials may begin;
•
performance of human clinical trials, including adequate and well-controlled trials, according to Good Clinical Practice to establish the safety and efficacy of the proposed drug for its intended use, or the safety, purity and potency of a biological product;

•	approval by an independent IRB, representing each clinical site before each clinical trial may be initiated;
•	submission to the FDA of an NDA or BLA;
•	completion of registration batches and validation of the manufacturing process to show that the producer is capable of consistently producing quality batches of product;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or BLA.
Once a pharmaceutical candidate is identified for development it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies, to assess the safety and quality of the product. Animal studies must be performed in compliance with the FDA regulations and the U.S. Department of Agriculture’s Animal Welfare Act of 1966. Human clinical trials cannot commence until an IND application is submitted and becomes effective. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor also will include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance, or other reasons.

All clinical trials must be conducted under the supervision of one or more qualified investigators. The conduct of clinical trials is subject to extensive regulation, including the FDA’s bioresearch monitoring regulations and GCP requirements, which establish standards for conducting, recording data from, and reporting the results of, clinical trials, and are intended to assure that the data and reported results are credible and accurate, and that the rights, safety, and well-being of study participants are protected. These regulations include the requirement that all research subjects provide informed consent. Further, an IRB must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, and continues to provide oversight of the study until it is completed. In addition, companies sponsoring the clinical trials, investigators, and IRBs also must comply with regulations and guidelines for complying with the protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting of adverse events. Foreign studies conducted under an IND must meet the same requirements that apply to studies being conducted in the United States. Data from a foreign study not conducted under an IND may be submitted in support of an NDA or BLA if the study was conducted in accordance with GCP and the FDA is able to validate the data through an onsite inspection, if necessary.
Each new clinical protocol must be submitted for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, the primary and secondary endpoints of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•
Phase 1. The investigational drug is initially introduced into healthy human subjects, and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients with the target diseases.

•
Phase 2. This phase involves trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase 3. This phase involves trials undertaken after preliminary evidence of effectiveness has been obtained and is intended to further evaluate dosage and clinical efficacy and safety of the drug, or the safety, purity, and potency of a biological product, in an expanded patient population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product, and to provide an adequate basis for product approval and product labelling.

Progress reports detailing developments associated with the clinical testing program must be submitted at least annually to the FDA, and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or animal test results that suggest a significant risk to human subjects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Further, success in either preclinical studies or early-stage clinical trials does not assure success in later-stage clinical trials. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Sponsors of certain interventional clinical trials, except for Phase 1 trials, are required to submit certain clinical trial information for inclusion in the public clinical trial registry and results data bank maintained by the NIH, which are publicly available at http://clinicaltrials.gov.
Concurrent with clinical trials, companies usually complete additional studies in non-human models, and must also develop additional information about the chemistry and physical characteristics of the product, and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.

The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Review and Approval Processes
The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the product, proposed labelling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA generally is subject to the payment of a user fee, although NDAs or BLAs for designated Orphan Drugs are exempt from this fee.
In addition, under the U.S. Pediatric Research Equity Act of 2007, as amended, an application or supplement to an application for a drug with certain novel features (e.g., new active ingredient, new indication, new dosage form) must contain data to assess the safety and effectiveness of the drug or biologic for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals or full or partial waivers for submission of this data. Unless otherwise required by regulation, the act does not apply to any drug or biologic for an indication for which orphan designation has been granted.
The FDA conducts a preliminary review of all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an application for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the Food and Drug Administration Amendments Act of 2007, the FDA is required to refer an NDA for a new chemical entity to an advisory committee prior to approval, or explain why such review is not necessary. The FDA is not bound by the recommendation of an advisory committee, but it frequently follows such recommendations. The approval or licensure process is lengthy and difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. The FDA reviews an application to determine, among other things, whether a drug is safe and effective for its intended use, or whether a biologic is safe, pure, and potent, and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. In addition, the FDA often will conduct a bioresearch monitoring inspection of the clinical trial sites involved in conducting pivotal studies to ensure data integrity and compliance with applicable GCP requirements.
Applications receive either standard review or priority review, which is reserved for a product that represents a major advance in treatment or a treatment where no adequate therapy exists. Under the U.S. Prescription Drug User Fee Act of 1992 (“PDUFA”), the FDA has ten months in which to complete its initial review of a standard new molecular entity NDA or original BLA and six months for a priority review new molecular entity NDA, BLA, or efficacy supplement. The FDA does not always meet its PDUFA goal dates and in certain circumstances the PDUFA goal date may be extended. In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and which provide meaningful therapeutic benefit over existing treatments, may receive accelerated approval. In that situation, the product may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, a sponsor of a drug or biologic receiving accelerated approval must perform post-marketing studies to validate the surrogate endpoint or otherwise confirm the effect of the product on a clinical endpoint, and the product may be subject to accelerated withdrawal procedures.
If a product receives marketing approval, the approval may be significantly limited to specific diseases, dosages or patient populations, or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may impose distribution and use restrictions and other limitations on labelling and communication activities with respect to an approved product via a REMS program, which could include medication guides, patient package inserts, physician communication plans, restricted distribution methods, and patient registries.

The goal of the JUXTAPID REMS is to mitigate the risk of hepatotoxicity associated with the use of JUXTAPID by ensuring that:
(i)
prescribers are educated about the approved indication for JUXTAPID, the risk of hepatotoxicity associated with the use of JUXTAPID; and the need to monitor patients during treatment with JUXTAPID as per product labeling,

(ii)	JUXTAPID is dispensed only to patients with a clinical or laboratory diagnosis consistent with homozygous familial hypercholesterolemia (HoFH), and
(iii)	patients are informed about the risk of hepatotoxicity associated with the use of JUXTAPID and the need for baseline and periodic monitoring.
The JUXTAPID REMS includes the following Elements to Assure Safe Use: (i) certification of Healthcare Providers who prescribe JUXTAPID, (ii) certification of the pharmacies that dispense JUXTAPID, and (iii) JUXTAPID must be dispensed only to patients with evidence or other documentation of safe-use conditions. Further information can be found at http://www.juxtapidremsprogram.com.
The MYALEPT REMS elements include a Communication Plan with a Letter for Healthcare Providers (risk of severe infections), and the following Elements to Assure Safe Use: (i) certification of Healthcare Providers who prescribe MYALEPT, (ii) certification of the pharmacies that dispense MYALEPT, and (iii) MYALEPT must be dispensed only to patients with evidence or other documentation of safe-use conditions.
The goal of the MYALEPT REMS is to mitigate:
1.
the risks of serious adverse sequelae (such as severe infections, excessive weight gain, glucose intolerance, diabetes mellitus) due to the development of anti-metreleptin antibodies that neutralize endogenous leptin and/or MYALEPT, and

2.	the risk of lymphoma by:
•
Educating prescribers about the development of neutralizing anti-metreleptin antibodies, the serious adverse sequelae that may result from these antibodies, and the risk for lymphoma associated with MYALEPT.

•
Limiting the population exposed to MYALEPT by requiring prescriber certification, pharmacy certification, and prescriber attestation that each patient has a diagnosis consistent with the approved indication.

Further information can be found at http://myaleptrems.com.
The Hatch-Waxman Act, Marketing Exclusivity and Patent Term Restoration
The Hatch-Waxman Amendments established two abbreviated approval pathways for drug products that are in some way follow-on versions of already approved NDA products.
Generic Drugs: a generic drug is approved by means of an abbreviated NDA (“ANDA”) when its sponsor demonstrates that the proposed product is identical or bioequivalent to the approved, brand-name drug, referred to as the Reference Listed Drug (“RLD”). Generic drug applications are “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and effectiveness. Instead, the applicant must show that the generic product performs in the same way as the RLD. Generally, an ANDA must contain data and information showing that the proposed generic product and RLD have the same active ingredients, in the same strength and dosage form, delivered via the same route of administration; are intended for the same uses, have the same labelling and, if applicable, are bioequivalent. An ANDA need not independently demonstrate the proposed product’s safety and effectiveness because the proposed product’s safety and effectiveness are inferred from the fact that the product is demonstrated to be the same as, and bioequivalent to, the RLD. These drugs are commonly referred to as “generic equivalents,” and, under state law, can typically be substituted by pharmacists under prescriptions written for the RLD.
505(b)(2) NDAs: if a product is similar to, but not the same as, an already approved product and thus is not eligible for submission of an ANDA, it may be submitted for approval via an NDA under section 505(b)(2) of the FDCA. Like an ANDA, a 505(b)(2) application is permitted to rely on the FDA’s finding that the RLD is safe and effective to the extent the products share similar features, but the sponsor must submit its own product-specific safety and effectiveness data to support any differences between the proposed and reference products.
RLD Patents: an NDA sponsor must identify to the FDA any patents that claim the drug substance, drug product or method of using the drug. These patents are among the information about the product that is listed in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the “Orange Book.” The sponsor of an ANDA or 505(b)(2) application seeking to rely on an RLD must make one of several certifications regarding each listed patent, which in turn affect the timing of approval of the application.
Marketing Exclusivities in the United States
The Hatch-Waxman Act provides periods of regulatory exclusivity for products that would serve as RLDs. If a drug is a new chemical entity (“NCE”), generally meaning that the FDA has not previously approved any other drug containing the same active moiety (the molecule or ion responsible for the action of the drug substance) there is a period of up to five years from the product’s approval during which the FDA may not accept for filing any ANDA or 505(b)(2) application for a drug with the same active moiety. JUXTAPID’s NCE exclusivity expired on December 21, 2017, which means that an ANDA or 505(b)(2) NDA may be submitted for JUXTAPID.
A product that is not an NCE may qualify for three years of marketing exclusivity following approval when the application contains new clinical investigations, other than bioavailability studies, conducted or sponsored by the applicant and deemed by the FDA to be essential to the approval of the application. Three-year exclusivity is often available for changes to a previously approved drug product, such as new indications, strengths or dosage forms. Although this exclusivity period does not preclude filing or review of an ANDA or 505(b)(2) application, the FDA cannot grant final approval to the ANDA or 505(b)(2) application until three 3 years after approval of the RLD. In addition, this three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product.
Pediatric exclusivity is available in the United States under section 505A of the FDCA based on the voluntary completion of pediatric trials and submission of pediatric data in response to an FDA written request. If reports are submitted to and accepted by the FDA within statutory time limits, any periods of regulatory exclusivity or Orange Book-listed patent protections that cover the drug (other than a 30 month stay) are extended by six months. Pediatric exclusivity does not extend a patent term but instead effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application. Pediatric exclusivity can only extend any regulatory exclusivity or patent protection if the FDA makes its determination that the pediatric studies fairly respond to the written request prior to nine months before the expiration of the exclusivity or patent protection period.
Patent Term Restoration
The Hatch-Waxman Act established a patent restoration term of up to five years as compensation for patent term lost during product development and regulatory review. The maximum period of restoration is five years and cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension, and the extension must be applied for prior to expiration of the patent and within 60 days of the NDA approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. A five-year patent term extension has been granted for the U.S. patent covering the composition of matter of lomitapide, extending the patent term to 2020 from the originally scheduled expiration of early 2015. With respect to metreleptin, the U.S. method-of-use patent directed to treating lipoatrophy has been elected for a 1,445-day patent term extension that will extend its expiration date to 2027.

The Biologics Price Competition and Innovation Act
The BPCI Act, enacted in 2010 as part of the Patient Protection and Affordable Care Act (“PPACA”) authorizes the FDA to license a biological product that is highly similar (“biosimilar”) to, and possibly interchangeable with, a PHSA-licensed reference biological product through an abbreviated pathway. The objectives of the BPCI Act are conceptually similar to those of the Hatch-Waxman Act, which established abbreviated pathways for the approval of small molecule drug products. The BPCI Act establishes criteria for determining that a product is biosimilar to an already-licensed biologic (a reference product), and establishes a process by which an abbreviated BLA for a biosimilar product is submitted, reviewed and approved. The BPCI Act provides periods of exclusivity that protect a reference product from biosimilar competition. Under the BPCI Act, innovator manufacturers of original reference products are granted 12 years of exclusive use before biosimilar versions of such products can be licensed for marketing in the United States. This means that the FDA may not approve an application for a biosimilar version of a reference product until 12 years after the date of approval of the reference product, although a biosimilar application may be submitted 4 years after the date of licensure of the reference product. In addition, the BPCI Act establishes procedures that require the biosimilar applicant to provide information about its application and product to the reference product sponsor, allow information about potentially relevant patents to be shared and permit litigation over patents in advance of approval. The BPCI Act also provides a period of exclusivity for the first biosimilar to be determined by the FDA to be interchangeable with the reference product. The Directors believe that under the BPCI Act, metreleptin has 12 years of exclusivity in the United States until February 24, 2026.
The FDA has not yet issued proposed regulations setting forth its interpretation of the BPCI Act’s provisions but has issued guidance documents related to BPCI Act implementation concerning biosimilarity and interchangeability, BLA submission requirements, and exclusivity. The Directors anticipate that contours of the BPCI Act will be further defined through issuance of additional guidance documents by the FDA, proposed regulations, and decisions in the course of considering specific applications.
Like pediatric exclusivity for drug products approved under the FDCA, pediatric exclusivity for products approved under the BPCI Act is only available if the FDA determines the submitted pediatric study met the terms of its written request prior to 9 months before the expiration of either the 12-year reference product or the seven-year Orphan Drug exclusivity periods. The BPCI Act sets forth a complex mechanism for resolving patent disputes that involves a step-wise exchange of information prior to the initiation of a patent infringement lawsuit against a biosimilar or interchangeable product sponsor. Unlike the Hatch-Waxman Act, the BPCI Act provides no automatic stay on approval of a biosimilar or interchangeable product application based on patents.
Orphan Drug Designation
Under the U.S. Orphan Drug Act of 1983, the FDA may grant Orphan Drug Designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or for which there is no reasonable expectation that development and production costs will be recovered from sales of the drug for such disease or condition in the U.S. Orphan Drug Designation must be requested before submitting an NDA or BLA. After the FDA grants Orphan Drug Designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has Orphan Drug Designation subsequently receives FDA approval and is the first drug approved for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances such as a demonstration that the subsequent drug is clinically superior or the inability of the existing manufacturer to supply the market.
Expedited Development and Review Programs
The FDA’s Fast Track program facilitates the development and review of drugs that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs. Under the program, the sponsor of a new drug may request that the FDA designate the drug for a specific indication as a Fast Track product concurrent with or after the filing of the IND for the product candidate. A drug that receives Fast Track Designation may be eligible for more frequent meetings with the FDA to discuss the development; more frequent written correspondence from the FDA about the design of the proposed clinical trials; and rolling review of its NDA. Drugs with Fast Track Designation may also become eligible for Priority

Review within a six month time frame from the time the complete NDA is accepted, as opposed to the ten month time frame for a standard review. The FDA grants priority review to products that demonstrate the potential to significantly improve safety or effectiveness of treatment, prevention, or diagnosis of a serious condition. We were granted Fast Track Designation by the FDA for AP101 in September 2019 following the opening of the IND in the United States. Fast Track Designation is expected to result in a priority-review process thereby shortening the review timeline for AP101, conducted by the FDA, upon completion of the Phase 3 clinical trial.
Rare Pediatric Disease Priority Review Voucher
Certain drugs may also be candidates for Rare Pediatric Disease designation by the FDA. In order to qualify for such designation, a sponsor must demonstrate that the proposed indication is for the treatment or prevention of a rare disease or condition that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that product, and is a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years. Under the FDCA, a sponsor who receives approval of an NDA for a product for the prevention or treatment of a rare pediatric disease and meets certain additional criteria, may qualify for a Rare Pediatric Disease PRV. A PRV can be redeemed to receive priority review under an expedited timeframe for a subsequent marketing application for a different product. A PRV may also be sold or transferred from the initial sponsor to another sponsor and may be further transferred any number of times before it is used. Pursuant to the U.S. 21st Century Cures Act of 2006, the FDA’s authority to award rare pediatric disease vouchers has been extended until September 30, 2020, and until September 30, 2022 for products that receive Rare Pediatric Disease designation by September 30, 2020. We were granted a Rare Pediatric Disease Designation in August 2018.
Post-Approval Requirements
Following FDA approval of a drug product, our activities, as well as those of our third-party manufacturers, remain subject to ongoing regulation and close monitoring by the FDA. The FDA may withdraw an approval, following notice and an opportunity for a hearing, if, among other things, compliance with certain regulatory standards is not maintained or if safety or efficacy problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. If new safety issues are identified following approval, the FDA may require the NDA sponsor to take certain measures, such as revising the approved labelling to reflect the new safety information, conducting post-market studies or clinical trials to assess the new safety information, and/or implementing or changing a REMS program to mitigate newly-identified risks. These are often referred to as Phase 4 or post-marketing studies, and may involve additional clinical trials, nonclinical testing and surveillance programs to monitor the safety of approved products which have been commercialized. After approval, most changes to the approved product, such as adding new indications, manufacturing changes and additional labelling claims, require supplemental applications for FDA review and approval. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or licensed biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. In its approvals of MYALEPT and JUXTAPID, the FDA required extensive post-marketing requirements and commitments. See “Clinical Development Post-Approval Obligations” of this section for our post-marketing commitments to applicable regulatory authorities.
Manufacturing, Packaging and Distribution
Companies engaged in manufacturing drug products or their components must comply with applicable cGMP requirements and product-specific regulations enforced by the FDA and other regulatory agencies. The FDA’s cGMPs are intended to ensure that pharmaceutical products are safe and that they consistently meet applicable requirements and specifications. Compliance with cGMP requires adherence to requirements relating to methods, facilities and controls used in the manufacturing, processing and packaging of a pharmaceutical product, including with respect to personnel, facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labelling controls, holding and distribution, laboratory controls, and records and reporting requirements. If, after receiving approval, a company makes a material change in manufacturing equipment, location, or process (all of which are, to some degree, incorporated in the NDA or BLA) additional regulatory review and approval may be required.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
In addition, companies manufacturing or distributing drug products pursuant to FDA approvals are subject to record-keeping requirements; requirements on reporting of adverse experiences with the drug, and providing the FDA with updated safety and efficacy or safety, purity, and potency information for drugs and biologics, respectively; compliance within REMS program reporting obligations; drug and biologic sampling and distribution requirements; compliance with certain electronic records and signature requirements, and compliance with the FDA promotion and advertising requirements. As discussed more fully below, the FDA strictly regulates labelling, advertising, promotion and other types of information regarding marketed products that are placed on the market. Drugs and biologics may be promoted only for their approved indications and in accordance with the provisions of the approved labelling.
The FDA also conducts regular, periodic visits to inspect facilities following the initial approval of a product. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance. The Directors cannot be certain that our future third party manufacturers will consistently comply with cGMP and other applicable FDA regulatory requirements.
If an FDA investigator identifies conditions in a manufacturer’s facilities that do not comply with applicable regulatory requirements, the FDA investigator may issue observations through a Notice of Inspectional Observations, commonly referred to as a “Form FDA 483” report. If observations in the Form FDA 483 report are not addressed in a timely manner and to the FDA’s satisfaction, the FDA may issue a Warning Letter or proceed directly to other forms of enforcement action. The failure to provide adequate and timely corrective actions can result in further enforcement action, as described below.
Title II of the Drug Quality and Security Act (“DQSA”), known as the Drug Supply Chain Security Act, calls for the establishment of a nationwide electronic system that tracks certain prescription drugs at each point in the supply chain in order to prevent the introduction of counterfeit, adulterated, or mislabeled drugs into the market. Implementation began in 2015 and is scheduled to be completed by 2023. The FDA has issued regulations and guidance implementing the DQSA, which require manufacturers, distributors and dispensers to comply with various regulatory requirements related to product identification, product tracing, product verification, detection and response, notification and wholesaler licensing.
If there are problems with our products, such as adverse events of unanticipated severity or frequency, problems with the facility where the product is manufactured, or non-compliance with the FDCA or comparable laws, then there may be restrictions imposed on the product, the manufacturing facility or them, or we may be required to take other action such as recall or withdrawal of the product from the market or suspension of manufacturing. If our, our respective product candidates, or the manufacturing facilities for our respective product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a governmental authority may:
•	issue safety alerts, “Dear Doctor” letters, press releases or other communications containing warnings about such product;
•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
•	require that we conduct post-marketing studies;
•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend marketing of, withdraw regulatory approval of or recall such product;

•	suspend any ongoing clinical studies;
•	refuse to approve pending applications or supplements to applications filed by us;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall.
The occurrence of any event or penalty described above may inhibit our ability to commercialize its products and generate revenue.
Promotional Activities and Interactions with Healthcare Providers and Patients
The FDA and other regulatory agencies strictly regulate promotional claims about prescription drug and biological products through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media. A product generally cannot be commercially promoted before it is approved. In general, after approval, a drug product may not be promoted for uses that are not approved by the FDA, the EC, and the regulatory authorities of the EU Member States or such other regulatory agencies as reflected in the product’s prescribing information. Moreover, the promotion of prescription-only medicinal products to non-healthcare professionals is prohibited in the European Union. In the United States, healthcare professionals are generally permitted to prescribe drugs and biologics for “off-label” uses (i.e., uses not described in the drug’s labelling) because the FDA does not regulate the practice of medicine. However, the FDA and the FTC regulate the advertising and promotion of prescription drug and biological products to ensure that claims made with respect to such products are consistent with regulatory approvals, are adequately substantiated by reasonable data, and are neither false nor misleading in any respect. With respect to off-label uses, FDA regulations impose stringent restrictions on manufacturers’ communications regarding off-label uses. A manufacturer may not promote a drug or biologic for off-label use, but under very specific conditions, it may be permissible for a manufacturer to engage in non-promotional, truthful, non-misleading communication regarding off-label information. If a company is found to have made product claims that are false, misleading, unsubstantial or that promote off-label uses, it may become subject to adverse publicity and enforcement action by the FDA, the DOJ, or the Office of the Inspector General of the United States Department of Health & Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug or biological products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. For example, to resolve investigations conducted by the DOJ and SEC regarding Aegerion’s U.S. commercial activities and disclosures related to JUXTAPID, in September 2017 Aegerion was required, among other things, to pay approximately $40.1 million in aggregate penalties, which includes $7.2 million in restitution payable over three years beginning January 2018, a civil penalty of $4.1 million to be paid to the SEC pursuant to the SEC judgment, and $28.8 million to be paid pursuant to the settlement agreement with the DOJ. See Note 15 “Commitments and Contingencies” in Consolidated Statements of Aegerion for December 31, 2018 included in this prospectus.
Other Laws Regulating Prescription Drug and Biological Products
From time to time, legislation is drafted, introduced and passed in U.S. Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and guidance are often revised or interpreted by the agency in ways that may significantly affect our business and products. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (a) changes to its manufacturing arrangements; (b) additions or modifications to product labelling; (c) the recall or discontinuation of its products; or (d) additional record-keeping requirements.
Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the CMS, other divisions of the United States Department of Health & Human Services, the DOJ, the Drug Enforcement Administration

(“DEA”), the Consumer Product Safety Commission, the FTC, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.
Under the Controlled Substances Act, manufacturers and distributors of controlled substances must maintain registration with the DEA and comply with various regulatory requirements, including with respect to maintaining records and inventory, reporting to the DEA, and meeting certain security and operational safeguards.
U.S. Pricing and Reimbursement Environment
Significant uncertainty exists regarding the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of pharmaceutical products depend in significant part on the availability and adequacy of third party reimbursement. Third party payers include government health administrative authorities, managed care providers, private health insurers and other organizations. Third party payers are increasingly challenging the prices charged for, examining the medical necessity of, and assessing the cost-effectiveness of medicinal products and services. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Further, one payer’s determination to provide coverage for a product does not assure that other payers will also provide coverage for the product.
Government and private third party payers have a variety of methodologies for paying for drugs and biologics. Payers are increasingly considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price or actual acquisition cost.
Private Payers
Coverage of drugs and biologics by private health insurance varies. Private payers may use a variety of utilization management techniques designed to control costs, including requiring pre-approval of coverage for drug therapies before reimbursing healthcare providers or patients that use such therapies. In addition, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be provided. Coverage may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.
Medicare
In the United States, the Medicare program provides health insurance for people who are 65 or older, as well as certain people with disabilities and other conditions irrespective of their age. The Medicare program is funded by the federal government and administered by the CMS. The U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Medicare Part D is a voluntary prescription drug benefit through which beneficiaries may enroll in prescription drug plans offered by private entities under contract with CMS for coverage of certain outpatient prescription drugs. Medicare Part D generally provides coverage for medically necessary self-administered drugs. Coverage and reimbursement for outpatient drugs under Part D is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs the plan will cover and to what extent so long as the plan includes drugs from each therapeutic category and class of covered drugs, though not necessarily all the drugs in each category or class.
Although the availability of coverage under Medicare Part D may increase demand for MYALEPT and JUXTAPID, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices it might otherwise obtain. In order for MYALEPT and JUXTAPID to remain on or be included on the formularies of Part D prescription drug plans, we may have to offer discounts on the price of those products. In addition, manufacturers, are required to provide a 70% discount on brand name prescription drugs utilized by Medicare Part D beneficiaries when those beneficiaries reach the so-called “donut hole” in their drug benefits in a particular year (i.e., a coverage gap between initial coverage and catastrophic coverage). Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers because private payers use Medicare coverage policies and payment limitations in setting their own rates.

The Directors believe that investigations and enforcement actions by certain government agencies have caused a reduction in contributions to these third party patient organizations, which may prevent these organizations from providing adequate financial assistance, including assistance with co-payment obligations, to individuals who would otherwise be unable to afford our products. As a result, Medicare Part D patients may not be able to afford their out-of-pocket co-payments for our products. In 2017, for example, the Directors believe that a considerable number of JUXTAPID patients who were covered by Medicare Part D ceased treatment with JUXTAPID, due to reductions in contributions to patient assistance programs operated by independent charitable 501(c)(3) organizations, which resulted in prior sources of financial support for these patients being less available.
We may develop products that, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is the part of Medicare that covers outpatient services and supplies, including certain pharmaceutical products that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the Public Health Service 340B Drug Pricing Program, discussed below.
Medicaid
Medicaid is a health insurance program with mandatory coverage for certain low-income children, families, pregnant women, and people with disabilities. States also have the option of expanding Medicaid coverage to low-income individuals generally and many states have done so. Medicaid is jointly funded by the federal and state governments, but administered by the states.
We participate in the Medicaid Drug Rebate Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the Medicaid Drug Rebate Program, we are required to, pay a rebate for each unit of our product reimbursed by a state Medicaid program as a condition of having federal funds made available to the states for our drugs under Medicaid and Medicare Part B. Those rebates are based on pricing data that we report on a monthly and quarterly basis to CMS, the federal agency that administers the Medicaid Drug Rebate Program. We may also participate in state Medicaid supplemental rebate programs which require payment of an incremental rebate to state Medicaid programs for covered utilization of our products. Price reductions as well as price increases that exceed the rate of inflation for our products may result in increasing the rebates we are required to pay under the Medicaid Drug Rebate Program or state Medicaid supplemental rebate programs and the discounts we will be required to offer under the Public Health Service 340B drug pricing discount program, known as the “340 B Program.” As a result of the substantial price increase for MYALEPT in February 2015, the Directors expect a significant gross-to-net adjustment for Medicaid rebates which will offset the majority of revenues from Medicaid and negatively impact net product sales in future quarters, since Medicaid rebates directly reduce our net product sales. The degree of such impact on our overall financial performance will depend on the percentage of MYALEPT patients that have Medicaid as their primary insurance coverage and the quantity of units ordered per patient. To date, approximately 35% of patients prescribed MYALEPT have been Medicaid beneficiaries. The number of patients prescribed MYALEPT in the future who are Medicaid beneficiaries could be higher than historical rates.
To maintain coverage of our products under the Medicaid Drug Rebate Program and Medicare Part B, it will be required to extend significant discounts to certain “covered entities” (defined by statute to include certain types of hospitals and other healthcare providers that receive federal grants) that purchase products under the 340B Program. The 340B Program requires participating manufacturers to agree to charge such covered entities no more than the 340B “ceiling price” for the manufacturers’ covered outpatient drugs. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Orphan drugs (those designated under section 526 of the FDCA, such as MYALEPT and JUXTAPID) are exempt from the ceiling price requirements with respect to drugs purchased by certain covered entities (i.e., rural referral centers, sole community hospitals, critical access hospitals and free-standing cancer hospitals). The PPACA also obliges the

Health Resources and Services Administration, the agency which administers the 340B Program, to promulgate various regulations and implement processes to improve the integrity of the 340B Program. The status of new and pending regulations and guidance is uncertain under the new presidential administration.
Recent regulations have granted Medicare Part B plans authority to apply new cost control measures to steer patients toward lower-priced drug products prior to covering non-preferred, more expensive products. This could potentially have the result of reducing coverage of our products under Medicare Part B. Additionally, President Trump’s administration has proposed to establish an international pricing index that would tie domestic prices for certain drugs and biologics to the prices in other countries with more aggressive drug price regulation. Such regulatory changes could have the effect of lowering the level of coverage or reimbursement for our products under Medicare Part B.
Drug products are subject to discounted pricing when purchased by federal agencies via the Federal Supply Schedule (“FSS”). FSS participation is required for a drug product to be covered and reimbursed by certain federal agencies and for coverage under Medicaid, Medicare Part B and the 340B Program. FSS pricing is negotiated periodically with the Department of Veterans Affairs. FSS pricing is intended not to exceed the price that a manufacturer charges its most-favored non-federal customer for its product. In addition, prices for drugs purchased by the Veterans Administration, Department of Defense (including drugs purchased by military personnel and dependents through the Tricare Retail Pharmacy program), Coast Guard and PHS are subject to a cap on pricing (known as the federal ceiling price) and may be subject to an additional discount if pricing increases more than the rate of inflation. We have had an FSS contract in place for its products since 2016. We also participate in the Tricare Retail Pharmacy program, under which we pay quarterly rebates on utilization of MYALEPT and JUXTAPID when the products are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries.
The marketability of any products for which we will receive regulatory approval for commercial sale may suffer if the government and third party payers fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and the Directors expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
In recent years, additional laws have resulted in direct or indirect reimbursement reductions for certain Medicare providers, including:
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The U.S. Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2025 unless additional Congressional action is taken.

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The U.S. American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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The U.S. Middle Class Tax Relief and Job Creation Act of 2012 required that the CMS reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.
Further, in the United States, the cost of pharmaceuticals continues to generate substantial governmental and third party payer interest. There have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. Individual state legislatures have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing. Some of these measures include price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure and transparency measures, and in some cases measures designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.
Other Regulatory and Liability Matters
We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials.
We will maintain insurance to cover us for costs and expenses we may incur due to injuries to its employees, but this insurance may not provide adequate coverage against potential liabilities.
U.S. Healthcare Reform
Our revenues and operations could be affected by changes in healthcare spending and policy in the United States. We operate in, a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to health care availability, the method of delivery or payment for health care products and services could negatively impact our business, operations and financial condition. As noted above, the U.S. Congress, federal agencies and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. For example, the PPACA substantially changed the way healthcare is financed by both governmental and private insurers. The law contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for our products such as:
•	increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care;
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requiring drug manufacturers to provide a 50% discount on Medicare Part D brand name prescription drugs sold to Medicare beneficiaries whose prescription drug costs cause the beneficiaries to be subject to the Medicare Part D coverage cap (i.e., the so-called donut hole); and

•	expanding programs designed to test innovative payment models, service delivery models, or value-based arrangements.
Some of the provisions of the U.S. Affordable Care Act of 2010 have yet to be implemented, and there have been legal and political challenges to certain aspects of the Affordable Care Act. On January 20, 2017, President Donald J. Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the PPACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Further, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. In July 2018, CMS briefly suspended further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program pending the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Congress is continuing to consider legislation that would alter other aspects of the Affordable Care Act.
The ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear. On December 14, 2018, a United States District Court judge in Texas ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. On December 18, 2019, the United States Court of Appeals for the Fifth Circuit affirmed the district court’s ruling declaring the Affordable Care Act’s individual mandate unconstitutional and remanded for the district court to conduct analysis in the first instance on which provisions of the statute are severable from the individual mandate and thus remain intact. The pending litigation is likely to continue for the foreseeable future, with the district court’s ruling likely to be appealed again to the Fifth Circuit and, ultimately, to the Supreme Court. In the meantime, the litigation creates additional uncertainty around the Affordable Care Act’s ultimate fate.
The Directors anticipate that the Affordable Care Act, if substantially maintained in its current form, will continue to result in additional downward pressure on coverage and the price that we may receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.
Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Barack H. Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. This committee did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Other Laws Affecting Us in the United States
Healthcare providers, physicians and third party payers will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third party payers, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.
The U.S. Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value.
There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the

Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. The statutory exceptions and regulatory safe harbors are also subject to change and some safe harbors, such as the safe harbor for certain rebate arrangements, are currently under review for amendments or reversal.
The intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Several courts have also interpreted the Anti-Kickback Statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated, even if there are additional, legitimate purposes for the remuneration. In addition, the Affordable Care Act also codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (“FCA”).
The Federal False Claims Act imposes civil penalties, including through civil whistle-blower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government. The government may deem manufacturers to have “caused” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Claims which include items or services resulting from a violation of the federal Anti-Kickback Statute are false or fraudulent claims for purposes of the False Claims Act. Our future marketing and activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third party reimbursement for our products, and the sale and marketing of its products and any future product candidates, are subject to scrutiny under this law.
HIPAA imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payers, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services.
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations impose, among other things, specified requirements on covered entities and their business associates relating to the privacy and security of individually identifiable health information including mandatory contractual terms and required implementation of technical safeguards of such information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Like the Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
The Physician Payments Sunshine Act, enacted as part of the PPACA, imposes new annual reporting requirements for certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. This information is made publicly available on a CMS website, and failure to report accurately could result in penalties.
Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, may be broader in scope and apply regardless of payer. Such laws are enforced by various state agencies and through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant federal government compliance guidance, require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, and restrict marketing practices or require disclosure of marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances. Such data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.
In order to distribute products commercially companies must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations and the curtailment or restructuring of our operations. For example, in September 2017, Aegerion entered into a settlement agreement with the DOJ (as further described under “—Legal Proceedings” in this section) to resolve investigations conducted by the DOJ and the SEC regarding Aegerion’s U.S. commercial activities and disclosures related to JUXTAPID, and on January 30, 2018, a U.S. District Court judge sentenced Aegerion after the judge accepted Aegerion’s guilty criminal plea. Aegerion was required, among other things, to pay approximately $40.1 million in aggregate penalties over three years, and was put on probation for three years. Aegerion is also subject to a CIA, DPA related to HIPAA compliance, and a civil consent decree (which took effect in March 2019) with the FDA and the DOJ relating to the JUXTAPID REMS program.
EU Regulatory Matters
Drug and Biologic Development Process
The conduct of clinical trials is currently governed by the EU Clinical Trials Directive 2001/20/EC (“Clinical Trials Directive”) and will be replaced by the EU Clinical Trials Regulation (EU) No. 536/2014 (“Clinical Trials Regulation”) once it comes into effect. National laws and regulations, and the applicable Good Clinical Practice and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (ICH) guidelines on Good Clinical Practice (“GCP”). Under the current regime, before a clinical trial can be initiated, it must be approved in each EU Member State where there is a site at which the trial is to be conducted by two separate entities: the National Competent Authority (“NCA”) and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU Member State before the commencement of the trial. Any substantial changes to trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU Member State where they occur. However, under the new Clinical Trials Regulation a more harmonized procedure will apply. Clinical trial authorization and other applications or notifications will be submitted through a centralized EU clinical trials portal, and a new application procedure for the authorization of clinical trials where one national regulatory authority (the reporting EU Member State proposed by the applicant)

takes the lead in reviewing the application and the other regulatory authorities have only a limited involvement will be implemented. The coming into effect of the Clinical Trials Regulation has been postponed several times due to technical difficulties with the underlying IT systems that are still ongoing. Currently it is expected to come into force in or after December 2020.
During the development of a medicinal product, the EMA and national regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice or protocol assistance in the case of an orphan designated development product, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party (SAWP). A fee is incurred with each scientific advice procedure but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned.
The approval process for clinical trials in other countries outside the United States and the European Union varies from country to country, and the time may be longer or shorter than that required for FDA approval. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Drug Marketing Authorization
In the European Union, drugs are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. In the European Union, after completion of all required clinical testing, medicinal products may only be placed on the market after a related marketing authorization has been granted. Marketing authorizations can be obtained through, amongst others, a centralized or decentralized procedure. All of our products are currently regulated under the centralized procedure outlined below.
The centralized procedure provides for the grant of a single marketing authorization by the EC that is valid for all EU Member States and, after national implementing decisions, the three additional member states of the European Economic Area (Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for certain medicinal products, including medicinal products derived from biotechnological processes, orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. It is optional for medicinal products containing a new active substance not yet authorized in the European Economic Area before May 20, 2004, that constitute significant therapeutic, scientific or technical innovations, or for which the grant of a marketing authorization through the centralized procedure would be in the interest of public health at EU level. Under the centralized procedure, the timeframe for the evaluation of a marketing authorization application by the CHMP is, in principle, 210 days from receipt of a valid application for marketing authorization. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more. Applications may be eligible for accelerated assessment if the CHMP decides the product is of major interest for public health and therapeutic innovation. The accelerated assessment timeline may also be subject to clock stops, or reverted back to the standard 210-day timeline by the CHMP in the event of any significant outstanding issues. On request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. However, the EC has final authority for granting the marketing authorization within 67 days after receipt of the CHMP opinion. In light of the United Kingdom’s decision to leave the European Union, the UK Medicines and Healthcare Products Regulatory Agency proposes that, subject to being approved by the UK Parliament, a centralized marketing authorization will automatically convert into a UK marketing authorization. Further changes may be forthcoming in the scope of the centralized approval procedure as the terms of the future relationship are negotiated between the United Kingdom and the European Union.
The decentralized marketing authorization procedure permits companies to file identical applications for marketing authorization to the competent authorities in several EU Member States simultaneously for a medicinal product that has not yet been authorized in any EU Member State. This procedure is available for medicinal products not falling within the mandatory scope of the centralized procedure. The competent authority of a single

EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant marketing authorization for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health related to authorization of the product. In these circumstances the matter is submitted to the Heads of Medicines Agencies for review. Where a medicinal product has already been authorized for marketing in an EEA Member State, this national authorization can be recognized in another Member State through the mutual recognition procedure. If a medicinal product falls under the optional scope of the centralized procedure, the applicant has the choice of using either the centralized or the national (decentralized/mutual recognition) procedure.
All new marketing authorization applications must include a risk management plan, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Risk management plans and periodic safety update repors (“PSURs”) are routinely available to third parties requesting access, subject to limited redactions.
Marketing authorizations have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a re-evaluation of the risk-benefit balance. Once renewed, the marketing authorization is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.
Episalvan was granted a marketing authorization under the centralized procedure for the treatment of partial-thickness skin wounds in adults and is subject to additional monitoring (which aims to enhance reporting of suspected adverse drug reactions for drugs for which the clinical evidence base is less well developed). LOJUXTA and MYALEPTA were each granted a marketing authorization under exceptional circumstances by the EC under the centralized procedure, and are also subject to additional monitoring. So-called “marketing authorizations under exceptional circumstances” are intended for medicinal products where the applicant can demonstrate that it is not possible to provide comprehensive clinical data on efficacy and safety under normal conditions of use. For instance, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorizations under exceptional circumstances may be granted subject to certain specific obligations. In the case of LOJUXTA and MYALEPTA:
The LOJUXTA marketing authorization under exceptional circumstances includes a commitment to conduct a long term observational study to collect information on the safety and effectiveness outcomes of patients treated with LOJUXTA. The EMA has required that all patients taking LOJUXTA in the European Union be encouraged to participate in the study, and that the study period be open-ended. In the study, physicians will follow each patient to evaluate serum lipid control, hepatic effects, tumor occurrence, teratogenicity, gastrointestinal adverse reactions, events associated with coagulopathy, major adverse cardiovascular events and death. The EMA also required that a vascular imaging study be conducted to determine the impact of lomitapide on vascular endpoints. In addition an appropriate risk-management educational program to inform healthcare professionals and patients must be established prior to the product being launched in each country.
The MYALEPTA authorization under exceptional circumstances includes a commitment to establish a registry including all patients with GL or PL treated with MYALEPTA to further evaluate the long-term safety and effectiveness of MYALEPTA under normal conditions of clinical practice, along with a commitment to conduct an efficacy and safety study to further investigate the effect of MYALEPTA on poor metabolic control once background therapy is maximized in patients with familial or acquired PL. In order to address the potential safety concerns and/or lack of efficacy related to immunogenicity of MYALEPTA, the EMA also requires an integrated analysis of immunogenicity measured accordingly to validated assays, including samples from all available historical samples from previous studies with patients with GL or PL and samples obtained from patients that will be included in the efficacy and safety study in PL patients, the pediatric investigation plan (“PIP”) study and the patients registry.

The LOJUXTA and MYALEPTA exceptional circumstances marketing authorizations both require an annual reassessment of the risk/benefit balance for each of LOJUXTA and MYALEPTA by the CHMP. A negative assessment could potentially result in the relevant marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.
It is anticipated that the AP103 product candidate will be regulated as an advanced therapy medicinal product (“ATMP”) under the EU Regulation (EC) No. 1394/2007 on advanced therapy medicinal products, or the ATMP Regulation. ATMPs comprise gene therapy medicinal products, somatic cell therapy medicinal products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. Pursuant to the ATMP Regulation, the Committee for Advanced Therapies (“CAT”) is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the pre-clinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although such guidelines are not legally binding, compliance with them is often necessary to gain and maintain approval for product candidates.
New Chemical Entity Exclusivity
New chemical entities approved in the European Union, sometimes referred to as new active substances, qualify for eight years of data exclusivity from the date of notification of the marketing authorization and ten years of market protection. The data exclusivity, if granted, is the period of eight years during which an applicant cannot rely on the marketing authorization holder’s pharmacological, toxicological and clinical data in support of another marketing authorization for the purposes of submitting an application, obtaining marketing authorization or placing the product on the market, i.e., generics, hybrids, biosimilars cannot be validated by a regulatory agency. After this period has expired a generic or biosimilar marketing authorization application may be submitted, and the innovator’s data may be referenced in the application. However, even if the generic product or biosimilar products is authorized it cannot be marketed in the European Union during the ten year marketing protection period.
The overall ten-year marketing protection period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.
MYALEPTA is entitled to 10 years of market exclusivity by the European Union from its approval in July 2018. On July 31, 2013 lomitapide was granted a centralized marketing authorization from the European Commission. Lomitapide has eight years’ data exclusivity and 10 years’ marketing exclusivity in the European Union from July 31, 2013.
Orphan Designation and Exclusivity
The EMA grants Orphan Drug Designation to promote the development of products that diagnose, prevent or treat life-threatening or chronically debilitating conditions affecting not more than five in 10,000 people in the European Union. In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for Orphan Drug Designation (which is not a marketing authorization, as not all orphan-designated medicines reach the authorization application stage) must be submitted first before an application for marketing authorization of the medicinal product is submitted. The EMA’s Committee for Orphan Medicinal Products reassesses the Orphan Drug Designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its Orphan Drug Designation at the time of marketing authorization review by the EMA and approval by the European Commission. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the Orphan Drug Designation. Upon the grant of a marketing authorization, Orphan Drug Designation provides up to ten years of market exclusivity in the orphan indication. During this ten-year period, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. The market exclusivity period may be extended by two additional years for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics (“SmPC”) addressing the pediatric population and completed in accordance with a fully compliant PIP. Conversely, the ten year market exclusivity period may be reduced to six years if at the end of the fifth year, it is established that a product no longer fulfils the criteria for an Orphan Drug Designation, i.e., the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the Orphan Drug Designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection.
In 2012, metreleptin was granted four Orphan Drug Designations by the European Commission for the treatment of acquired and congenital GL (Lawrence syndrome and Berardinelli-Seip syndrome respectively), and acquired and familial PL (Barraquer-Simons syndrome). Metreleptin is entitled to ten years of market exclusivity by the European Union from its approval as MYALEPTA in July 2018. Despite the prevalence rate, lomitapide does not have Orphan Drug exclusivity in the European Union for the treatment of HoFH because the EMA views the relevant condition, for Orphan Drug purposes, to include both HoFH and the more prevalent HeFH.
In the European Union, certain patents relating to LOJUXTA may qualify for a supplemental protection certificate that would extend patent protection for up to five years after patent expiration upon marketing authorization in the European Union. Grant of such supplemental protection certificate is, however, subject to strict conditions and it is not automatic. Aegerion has applied for such protection in the countries in which LOJUXTA is approved, on a country-by-country basis, and in some countries, supplemental protection has been granted to extend patent protection to July or August of 2028, while in other countries, the applications are still pending.
Pediatric Development
In the European Union, companies developing a new medicinal product are obligated to study their product in children and must therefore agree on a PIP with the EMA’s Pediatric Committee (PDCO). These companies must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g. because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
Post-Approval Regulation
Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the EU Member State laws implementing Directive 2001/83/EC on medicinal products for human use and other core legislation relating to pharmaceutical products, and other EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of marketing authorization, manufacturing of medicinal products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
The holder of an EU marketing authorization for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.
These pharmacovigilance rules can impose on holders of marketing authorizations the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact our profitability. Marketing authorization holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of PSURs in relation to medicinal products for which they hold marketing authorizations The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk-benefit profile of a product has varied, it can adopt an opinion advising that the existing marketing authorization for the product be suspended, withdrawn or varied. The Agency can advise that the marketing authorization holder be obliged to conduct post-authorization Phase 4 safety studies. The EMA opinion is submitted to the European Commission for its consideration. If the Commission agrees with the opinion, it can adopt a decision varying the existing marketing authorization. Failure by the marketing authorization holder to fulfill the obligations for which the European Commission’s decision provides can undermine the on-going validity of the marketing authorization.
More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the marketing authorization for the product or imposition of financial penalties or other enforcement measures.
The manufacturing process for medicinal products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“GMP”). These requirements include compliance with EU GMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union. Similarly, the distribution of medicinal products into and within the European Union is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the European Union or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.
We and our third-party manufacturers are subject to GMP, which are extensive regulations governing manufacturing processes, stability testing, record keeping and quality standards as defined by the EMA, the European Commission, the competent authorities of EU Member States and other regulatory authorities.

Companies may be subject to civil, criminal or administrative sanctions. These include suspension of manufacturing authorization in case of non-compliance with the European Union or EU Member States’ requirements governing the manufacturing of medicinal products.
Advertising and Promotion
The advertising and promotion of our products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the European Union. The applicable laws at the EU level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.
Pricing and Reimbursement Environment
Even if a product obtains a marketing authorization in the European Union, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. The EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of medicinal products for human use. An EU Member State may approve a specific price or level of reimbursement for the medicinal product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms.
Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of our product candidates, if any, to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally published and actual prices tend to be significantly lower. This has largely proven to be the case for lomitapide and the Directors expect this to be the case for metreleptin. Publication of discounts by third party payers or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.
The HTA of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including France, Germany, Ireland, Italy and Sweden. The HTA process, which governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to medicinal products by the regulatory authorities of individual EU Member States. A negative HTA of one of our products by a leading and recognized HTA body could not only undermine our ability to obtain reimbursement for such product in the EU Member State in which such negative assessment was issued, but also in other EU Member States. For example, EU Member States that have not yet developed HTA mechanisms could rely to some extent on the HTA performed in other countries with a developed HTA framework, when adopting decisions concerning the pricing and reimbursement of a specific medicinal product.

On January 31, 2018, the European Commission adopted a proposal for a regulation on health technology assessment. This legislative proposal is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The proposal provides that EU Member States will be able to use common HTA tools, methodologies and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. The European Commission has stated that the role of the draft HTA regulation is not to influence pricing and reimbursement decisions in the individual EU Member States, but there can be no assurance that the draft HTA regulation will not have effects on pricing and reimbursement decisions if and when the draft HTA regulation comes into force.
To obtain reimbursement or pricing approval in some countries, including the EU Member States, we may be required to conduct studies that compare the cost-effectiveness of our product candidates to other therapies that are considered the local standard of care. There can be no assurance that any country will allow favorable pricing, reimbursement and market access conditions for any of our products, or that we will be feasible to conduct additional cost-effectiveness studies, if required.
In certain of the EU Member States, products, such as MYALEPTA for GL and PL, that are designated as orphan medicinal products may be exempted or waived from having to provide certain clinical, cost-effectiveness and other economic data in connection with their filings for pricing/reimbursement approval. As noted above, LOJUXTA was not granted an Orphan Drug Designation by the EMA for the treatment of HoFH. As such, it is not eligible for benefits related to Orphan Drug Designation. As a result, we may not be able to provide all of the data required to obtain pricing/reimbursement approvals in certain EU Member States, which has and could, in the future, result in delays of pricing/reimbursement approvals for LOJUXTA, LOJUXTA not obtaining pricing/reimbursement approval at all, or LOJUXTA obtaining approvals at less than acceptable levels or with significant restrictions on use or reimbursement.
Many countries outside the United States and the European Union have pricing and reimbursement approvals and regimes that are comparable to those in the key EU markets.
European Data Laws
The collection and use of personal health data and other personal information in the European Union is governed by the provisions of the GDPR, which came into force in May 2018 and related implementing laws in individual EU Member States. The GDPR increased responsibility and liability in relation to personal data that we process. We put in place additional mechanisms to ensure compliance with the GDPR during 2018. This regulation imposes a number of strict obligations and restrictions on the ability to process (processing includes collection, analysis and transfer of) personal data, including health data from clinical trials and adverse event reporting. The GDPR also includes requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals prior to processing their personal data or personal health data, notification of data processing obligations to the national data protection authorities and the security and confidentiality of the personal data. The GDPR also prohibits the transfer of personal data to countries outside of the European Union that are not considered by the European Commission to provide an adequate level of data protection, except if the data controller meets very specific requirements. These countries include the United States.
Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines and other administrative penalties as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the European Union. Guidance developed at both EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.

There is, moreover, a growing trend towards required public disclosure of clinical trial data in the European Union which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU Clinical Trials Regulation, EMA disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the Clinical Trials Regulation and the General Data Protection Regulation, further adds to the complexity that we face with regard to data protection regulation.
Promotional Activities
In the European Union, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. One example is the UK Bribery Act 2010. This Act applies to any company incorporated in or “carrying on business” in the United Kingdom, irrespective of where in the world the alleged bribery activity occurs. Violation of these laws could result in substantial fines and imprisonment.
Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Expanded Access Outside the United States and the European Union
In certain countries, drug products approved in the United States or the European Union can be accessed by patients before the drug has obtained marketing approval in such country. Various forms of this access include sale of product, often to the government, on a named patient basis and provision of the product free of charge on a named patient basis or a compassionate use basis. Each country has its own laws and regulations that apply to these forms of access. Aegerion has made lomitapide available in Brazil, South Africa and other countries that allow such access and plan to continue to consider access to additional countries. When Aegerion acquired metreleptin from AstraZeneca in January 2015, there were a number of patients receiving metreleptin therapy free of charge in certain countries outside the United States that allow use of a drug before marketing approval has been obtained in such country. Where permitted in accordance with applicable requirements, Aegerion has continued to make metreleptin available free of charge under such program, which has resulted in significant costs to Aegerion. In 2016, Aegerion began generating revenues from named patient sales of metreleptin in certain markets where named patient sales of metreleptin are possible and to the extent permitted by applicable law and local regulatory authorities. Where appropriate Aegerion has supported the transfer of patients from free of charge supply to locally approved pre-authorization funding programs.
Additional Laws and Regulations Governing International Operations
Following the United Kingdom’s formal departure from the EU on January 31, 2020, the United Kingdom entered a transition period until December 31, 2020, during which time EU medicines laws will remain applicable to the United Kingdom. After the transition period however, changes may be forthcoming as the terms of the United Kingdom and EU’s future relationship are negotiated. For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In addition, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

In addition to any local anti-bribery laws, our operations are subject to compliance with the FCPA, which prohibits us from paying, offering to pay or authorizing the payment of anything of value, directly or indirectly, to any foreign government official, government staff member, political party, or political candidate for the purpose of obtaining or retaining business or to otherwise influence a person working in an official capacity. We also may be implicated under the FCPA by the activities of any of their partners, collaborators, contract research organizations, vendors or other agents. The FCPA also requires us, as a public company, to make and keep books and records that accurately and fairly reflect all of our transactions and to devise and maintain an adequate system of internal accounting controls.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions against other companies.
Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we are successful in expanding our presence outside of the United States, such expansion may require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.
We will be subject to compliance with the anti-bribery laws of other countries, including Brazil. Our activities outside the United States or those of its employees, licensees, distributors, manufacturers, clinical research organizations, or other third parties who act on its behalf or with whom we do business could subject us to investigation or prosecution under foreign or U.S. laws. For example, federal and São Paulo authorities in Brazil are each conducting an investigation to determine whether there have been any violations of Brazilian laws related to the sales of JUXTAPID in Brazil.
The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.
Our present and future business has been and will continue to be subject to various other laws and regulations. Various laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used or that we may use in the future in connection with our development work are or may be applicable to our activities. Certain agreements we enter into involving exclusive license rights or acquisitions may be subject to national or supranational antitrust regulatory control, the effect of which cannot be predicted. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.
Employees
As of December 31, 2019, we had 169 employees, excluding temporary workers, 22% of whom are based in Dublin, Ireland, 31% in the United States, and 47% elsewhere globally. None of our employees has engaged in any labor strikes. We have no collective bargaining agreements with our employees, but we maintain company agreements (Betriebsvereinbarungen) with respect to certain topics at our Niefern site. Our German entity, Amryt GmbH, has a works counsel that works with the Amryt GmbH management team.
Property and Facilities
Our principal executive office is in Dublin, Ireland, where we lease office space under leases that expire in 2022. Our U.S. headquarters are in Boston, Massachusetts, where we lease office space under a lease that expires in 2027. We also have additional offices, research facilities and manufacturing facilities in the United States and in Germany. We believe these facilities are adequate for our current needs and that additional or replacement space will be available on commercially reasonable terms as needed.

Legal Proceedings
Other than as outlined below, we are not subject to any material legal proceedings.
Investigations in Brazil
Federal prosecutors in Brazil are conducting an investigation to determine whether there have been violations of Brazilian laws related to the sales of JUXTAPID in Brazil. In July 2016, the Ethics Council of Interfarma fined Aegerion’s subsidiary in Brazil (“Aegerion Brazil”) approximately $0.5 million for violations to its Code of Conduct, to which Aegerion Brazil is bound due to its affiliation with Interfarma. Also, the Board of Directors of Interfarma imposed an additional penalty of suspension of Aegerion Brazil’s membership, without suspension of Aegerion Brazil’s membership contribution, for a period of 180 days for Aegerion Brazil to demonstrate the implementation of effective measures to cease alleged irregular conduct, or exclusion of Aegerion Brazil’s membership in Interfarma if such measures are not implemented. Aegerion Brazil paid the fine of approximately $0.5 million during the third quarter of 2016. In March 2017, after the suspension period ended, Interfarma’s Board of Directors decided to reintegrate Aegerion Brazil, enabling it to participate regularly in Interfarma activities, subject to meeting certain obligations. In March 2019, the Board of Directors of Interfarma agreed that Aegerion Brazil had successfully met all of the requirements imposed by the association, and the investigation was closed.
In June 2017, the Federal Public Prosecutor of the City of São José dos Campos, State of São Paulo, in connection with its criminal investigation into former employees of Aegerion Brazil, requested that a Brazilian federal court provide federal investigators with access to the bank records of certain individuals and entities, including Aegerion Brazil, certain former Aegerion Brazil employees, a Brazilian patient association, and 462 Brazilian physicians. The Federal Trial Court Judge issued a decision on July 12, 2018 authorizing the access to the banking records on the terms that the Federal Public Prosecutor of the City of São José dos Campos had requested. On July 16, 2018, Aegerion Brazil filed a motion for clarification of the decision that authorized the breach of the banking secrecy, which was denied by the Federal Court Judge. The Public Prosecutor in São José dos Campos continues to gather information in connection with this investigation. At this time, the Company does not know whether the inquiry of the Public Prosecutor in São José dos Campos will result in the commencement of any formal proceeding against Aegerion, but if Aegerion’s activities in Brazil are found to violate any laws or governmental regulations, Aegerion may be subject to significant civil lawsuits to be filed by the Public Prosecution office, and administrative penalties imposed by Brazilian regulatory authorities and additional damages and fines. Under certain circumstances, Aegerion could be barred from further sales to federal and/or state governments in Brazil, including sales of JUXTAPID and/or MYALEPT, due to penalties imposed by Brazilian regulatory authorities or through civil actions initiated by federal or state public prosecutors. Additionally, the SEC conducted inquiries with Aegerion concerning the investigations by Brazilian authorities and, in July 2019, the SEC concluded the investigation and no enforcement action was made against Aegerion. The Company cannot determine if a loss is probable as a result of the investigations and inquiry in Brazil and whether the outcome will have a material adverse effect on the Company’s business.
Our History
Our predecessor company was incorporated under the Companies Act 1985 and registered in England and Wales on December 20, 2004 under the name Elm Partners plc. We changed our name to Hamilton Partners plc on December 4 2006, to Sterling Green Group plc on April 26, 2007, and to Fastnet Oil & Gas plc on June 8, 2012.
On April 18, 2016, we completed a reverse merger into AIM-quoted Fastnet Equity plc. Concurrently with the completion of this reverse merger, we also acquired Birken AG, which offered a range of derma-cosmetic products, including treatments for sensitive, allergy-prone and dry skin. We subsequently changed our name to Amryt Pharma plc.
The registrant in this offering was incorporated under the Companies Act 2006 and registered in England and Wales on July 17, 2019 as a private company limited by shares under the name Amryt Pharma Holdings Limited. Amryt was re-registered as a public limited company, Amryt Pharma Holdings plc, on September 24, 2019.
On September 24, 2019, Amryt Pharma Holdings plc became the new parent company of Amryt Pharma plc pursuant to a scheme of arrangement between Amryt Pharma plc and its shareholders under Part 26 of the Companies Act 2006 (“Companies Act”), which is referred to in this prospectus as the “Scheme.” Amryt Pharma Holdings plc changed its name to Amryt Pharma plc.

Since September 25, 2019, our ordinary shares have traded on AIM under the symbol “AMYT” and on EGE under the symbol “AYP.” Our registered office is located at Dept 920a 196 High Road, Wood Green, London N22 8HH, United Kingdom, and our principal office is located at 90 Harcourt Street, Dublin 2, Ireland. We maintain a website at https://www.amrytpharma.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

MANAGEMENT
Executive Officers and Directors
The following table presents information about our executive officers and directors:
Name	Age	Position
Executive Officers
Dr. Joseph A. Wiley	49	Chief Executive Officer
Rory P. Nealon	52	Chief Financial Officer and Chief Operating Officer

Non-Executive Directors
Raymond T. Stafford	73	Chairman of the Board
George P. Hampton, Jr.	50	Non-executive Director
Dr. Alain H. Munoz	71	Non-executive Director
Donald K. Stern	74	Non-executive Director
Dr. Patrick V.J.J. Vink	56	Non-executive Director
Stephen T. Wills	63	Non-executive Director
The business address for each of our executive officers and directors is c/o Amryt Pharma plc, 90 Harcourt Street, Dublin 2, Ireland.
The following are biographies of our executive officers and directors:
Dr. Joseph A. Wiley. Dr. Wiley founded Amryt and has served as Chief Executive Officer since 2015. He has over 20 years of experience in the pharmaceutical, medical and venture capital industries. Prior to Amryt, Dr. Wiley opened and led the European office of Sofinnova Ventures Inc. He was previously a medical director at Astellas Pharma Limited. Prior to joining Astellas, he held investment roles at Spirit Capital SA, Inventages Venture Capital Investment Inc. and Aberdeen Asset Managers Private Equity Limited. Dr. Wiley trained in general medicine at Trinity College Dublin, specializing in neurology. He holds a Masters of Business Administration from INSEAD and is also a Member of the Royal College of Physicians in Ireland.
Rory P. Nealon. Mr. Nealon founded Amryt and has served as Chief Financial Officer and Chief Operating Officer since 2015. He was previously a board member of Trinity Biotech Plc where he joined as Chief Financial Officer in January 2003 and subsequently was appointed as Chief Operations Officer in November 2007, a position he held until leaving Trinity Biotech Plc in 2014. Prior to joining Trinity Biotech Plc, Mr. Nealon served as Chief Financial Officer of Conduit Plc, an Irish directory services provider with operations in Ireland, the UK, Austria and Switzerland. Prior to joining Conduit Plc, Mr. Nealon was an associate director for AIB Capital Markets, a subsidiary of AIB Group plc, the Irish banking group. Mr. Nealon holds a Bachelor of Commerce degree from University College Dublin, and is a Fellow of the Institute of Chartered Accountants in Ireland, a member of the Institute of Taxation in Ireland, and a member of the Institute of Corporate Treasurers in the UK.
Raymond T. Stafford. Mr. Stafford has been a director of Amryt since 2016. He has worked in the pharmaceutical industry for more than 30 years. He has served as Chairman, Chief Executive Officer and majority shareholder of the Tosara Group which owned, manufactured and marketed the successful international brand Sudocrem, and was ultimately integrated into the U.S.-based, NYSE-listed company Forest Laboratories, Inc. in 1988. Mr. Stafford held numerous senior positions within such corporations, including Chief Executive Officer of Forest UK and Ireland as well as Chief Executive Officer of Forest Laboratories Europe since 1999. Mr. Stafford retired in 2014 following the sale of Forest Laboratories, Inc. to Actavis Plc (now Allergan plc) in a $28 billion transaction where Mr. Stafford was Executive Vice President of Global Marketing. Separately, Mr. Stafford also founded one of Ireland’s current leading multi-channel sales, marketing and distribution service providers approved by the Irish Medicines Board (now, The Health Products Regulatory Authority) to service the wholesale and retail trade.
George P. Hampton, Jr. Mr. Hampton has been a director of Amryt since 2019. He joined Currax Pharmaceuticals in April of 2019 as Chief Executive Officer and serves on its board of directors. Prior to joining Currax, Mr. Hampton served as executive vice president, primary care business unit for Horizon Pharmaceuticals (HZNP), a public biopharmaceutical company. In this role he was tasked with leading the company’s forward-looking strategy, as well as establishing operational goals for the business. Previously, Mr. Hampton served as executive vice president, global orphan business unit and international operations for Horizon Pharmaceuticals. He has more than 25 years of experience as a successful executive in the pharmaceutical and biotechnology field on both a national and international scale including specific expertise in rare disease (ACTIMMUNE, RAVICTI, PROCYSBI), autoimmune (HUMIRA), primary care, orthopedic (CELEBREX), diabetes (BYETTA), anti-infectives and cardiovascular spaces. This includes roles of increasing responsibility in sales, marketing and operations at G.D. Searle, Abbott (now AbbVie), Amylin and Horizon Pharmaceuticals. Mr. Hampton earned his Bachelor of Science from Miami University in Oxford, Ohio. He serves on the board of IMAC (Nasdaq: IMAC) regeneration medical centers.
Dr. Alain H. Munoz. Dr. Munoz has been a director of Amryt since 2019. He is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry and has over 30 years of experience in the industry at the executive level. Dr. Munoz worked with the Fournier Group as Research and Development director and thereafter as Senior Vice President of the Pharmaceutical Division. Prior to serving at Fournier, he served at Sanofi Group, first as director in the cardiovascular and anti-thrombotic products department, and thereafter as Vice President of international development. Dr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French drug agency, is advisor to Kurma Partners, and serves on the scientific advisory board of Valneva SA. In addition, he is an independent board member of Oxthera AB, Auris Medical Holding AG (Nasdaq: EARS) and Zealand Pharma A/S (Nasdaq: ZEAL). Mr. Munoz received an undergraduate degree from International Institute for Management Development, a doctorate from the University of Montpellier and a graduate degree from Centre Hospitalier Universitaire Pitie-Salpetriere.
Donald K. Stern. Mr. Stern has been a director of Amryt since 2019. He was previously a director of Novelion, Aegerion’s former parent company, and was a member of Aegerion’s board of directors from September 2015 to October 2016. Mr. Stern serves as Managing Director of Corporate Monitoring & Consulting Services at Affiliated Monitors, Inc., a consulting firm providing independent integrity monitoring services and compliance services across a wide range of regulated industries and professions. He is also Of Counsel to the Boston law firm of Yurko, Salvesen & Remz. He has had a diverse and distinguished legal career, evenly split between private practice and public service. Prior to joining Affiliated Monitors, Inc., Mr. Stern was a partner at three major law firms: Cooley LLP, Bingham McCutchen LLP and Hale & Dorr LLP (now Wilmer Cutler Pickering Hale and Dorr LLP). Mr. Stern also served as the United States Attorney for the District of Massachusetts, the Chief Legal Counsel to Governor Michael S. Dukakis and the Chief of the Government Bureau in the Massachusetts Attorney General’s office. Mr. Stern holds a Masters in Laws from University of Pennsylvania Law School, a Juris Doctor degree from Georgetown University Law Center and a Bachelor of Arts from Hobart College.
Dr. Patrick V.J.J. Vink. Dr. Vink has been a director of Amryt since 2019. He has significant experience as a senior executive, having worked in the pharmaceutical industry for more than 30 years. Dr. Vink serves as Chairman at Acacia Pharma Group plc and Targovax ASA, both publicly listed biopharma companies based in the United Kingdom and Norway. Dr. Vink also serves as Chairman of venture capital-backed NMD Pharma, a neurology biopharmaceutical company in Denmark and F2G Ltd, a rare fungal disease UK and Austria based company. In addition, Dr. Vink is a board member at Santhera AG and Spero Therapeutics, Inc. and in 2019 began working with Athyrium as a Senior Advisor. While serving in these capacities, Dr. Vink has been involved in initial public listings and geographic expansions and has contributed to the achievement of significant development and commercial milestones. Earlier in his career he held several leadership positions across the industry, including Head of Global Biopharmaceuticals for the Sandoz division of the Novartis Group, Vice President International Business for Biogen Inc., and Head of Worldwide Marketing, Cardiovascular and Thrombosis at Sanofi-Synthelabo Ltd. Dr. Vink also served as a member of the Executive Committee of the European Federation of Pharmaceutical Industries and Associations from 2013 to 2015. Dr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his Masters of Business Administration in 1992 at the University of Rochester.
Stephen T. Wills. Mr. Wills became a director of Amryt in 2019. He currently serves as the Chief Financial Officer (since 1997), and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills serves on the boards of directors of MediWound Ltd. (Nasdaq: MDWD), a biopharmaceutical company focused on treatment in the fields of severe burns, chronic and other hard to heal wounds, since April 2017, and as Chairman since January 2018, and of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company, since March 2019 (audit and finance committee member). Mr. Wills also has served on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school, since 2013, and its Chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company, since March 2016, and as Chairman from December 2016 to December 2019, when Caliper was acquired by PSI. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc., a provider of advanced wound care products, from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the board of directors of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the President and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm, from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.
Family Relationships
There are no family relationships among any of the directors or senior management.
Composition of Board of Directors
Our Board consists of seven members. The Board has determined that six of its seven directors, Raymond Stafford, Stephen Wills, Donald Stern, George Hampton, Patrick Vink and Alain Munoz, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq. As a foreign private issuer, we are not required to meet the Nasdaq rule that our Board be comprised of a majority of independent directors. However, we voluntarily comply and intend to continue to comply with this requirement.
In accordance with our Articles of Association, unless otherwise determined by special resolution of our shareholders, the directors shall not be fewer than two or more than seven in number. Each of the directors is subject to compulsory retirement and at each annual general meeting which occurs after September 25, 2021, one-third of the current directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third, subject to a minimum of one) shall retire from office by rotation. See “Description of Share Capital and Certain Corporate Matters.”
Role of the Board in Risk Oversight
Our Board is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our Board in this task. While our Board oversees our risk management, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks we face. Our Board expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board.
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain governance practices of the United Kingdom instead of those otherwise required under the Nasdaq rules for domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers, though we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. While we voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of the following limited exemptions:
•	Exemption from filing quarterly reports on Form 10-Q and current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than to shareholders of U.S. companies that are subject to the Exchange Act.
•
Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require approval from our Board of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•
Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•
Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, like our company, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with the Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members who meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we generally intend to follow Nasdaq corporate governance rules, we do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.
We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Committees of Board of Directors
The Board has three standing committees: an Audit Committee, a Remuneration Committee and a Compliance Committee.
Audit Committee
The Audit Committee has responsibility for, among other things, the monitoring of the financial integrity of our financial statements and the involvement of our auditors in that process. The Committee focuses in particular on compliance with accounting policies and ensuring that an effective system of internal and external audit and financial control is maintained, including oversight of the annual audit and the extent of the non-audit work undertaken by our external auditors, as well as advising on the appointment of external auditors. The Audit Committee comprises three members, who are independent non-executive directors who are financially sophisticated and experienced: Stephen Wills, Raymond Stafford and Donald Stern. The Committee is chaired by Stephen Wills. Our Board has determined that Mr. Wills qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules and regulations. The Board has determined that all of the members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The Audit Committee is governed by terms of reference that comply with the Nasdaq rules for a charter of such body.
Among the responsibilities of the Audit committee are:
•
monitoring the integrity of our financial statements, including our annual and half-yearly reports, interim management statements, preliminary results announcements and any other formal announcement relating to our financial performance;

•	advising on and recommending the appointment of the independent auditors;

•	evaluating our independent auditors’ qualifications, performance and independence, and presenting its conclusions to the full Board on at least an annual basis;
•	reviewing and challenging where necessary our accounting policies, methods and applications of accounting standards;
•	ensuring that we maintain an effective system of internal and external audit and financial control;
•	risk management; and
•	reviewing and considering the scope of the annual audit and the extent of the non-audit work undertaken by our independent auditors.
The Audit Committee will meet as often as one or more members of the Audit Committee deem necessary, but in any event will meet at least two times a year at the appropriate times in the financial reporting and audit cycle.
Remuneration Committee
The Remuneration Committee has responsibility for determining senior management compensation. The Remuneration Committee comprises three members, who are independent non-executive directors: George Hampton, Alain Munoz and Patrick Vink. The Committee is chaired by George Hampton. Under the SEC and Nasdaq rules, there are heightened independence standards for members of the Remuneration Committee, including a prohibition against the receipt of any compensation from us other than as a standard board member. Although foreign private issuers are not required to meet this heightened standard, we voluntarily comply and intend to continue to comply with this heightened standard. The Remuneration Committee is governed by terms of reference that comply with the Nasdaq rules for a charter of such body.
The responsibilities of the Remuneration Committee include:
•	proposing and recommending specific remuneration packages for each of the executive directors, including pension rights and any compensation payments;
•	recommending and monitoring the level and structure of remuneration for senior management, and the implementation of share option, or other performance-related schemes;
•	determining and monitoring policy on and setting levels of remuneration for executive directors and senior management;
•	determining policy on termination of senior management;
•	determining performance-related pay, pension arrangements, share incentive plans and reporting and disclosure;
•	reviewing the Company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters; and
•	establishing the selection criteria for, selecting, appointing and setting the terms of reference for, any remuneration consultants who advise the Remuneration Committee.
The Remuneration Committee will meet as often as one or more members of the Remuneration Committee deem necessary, but in any event will meet at least two times a year at the appropriate times in the financial reporting and audit cycle.
Compliance Committee
The Compliance Committee has responsibility for overseeing our compliance with laws, regulations, internal procedures and industry standards the violation of which may cause us significant business, regulatory or reputational damage, as well as legal and business trends and public policy issues. The Compliance Committee comprises three members, who are independent non-executive directors: Donald Stern, Patrick Vink and Stephen Wills. The Committee is chaired by Donald Stern.
The responsibilities of the Compliance Committee include oversight of the development and implementation of compliance and ethics policies and practices.

The Compliance Committee will meet as often as one or more members of the Compliance Committee deem necessary, but in any event will meet at least two times a year at the appropriate times in the financial reporting and audit cycle.
Code of Ethics
We have adopted a Code of Ethics that is applicable to all of our employees, executive officers and directors. The Audit Committee will be responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website.
Conflicts of Interest
Our Board, in the manner set out in the Companies Act, may authorize any interest of a director that conflicts, or may conflict, with our interests as a company, provided that the conflict is not a direct transaction or arrangement between the director and us as a company. Subject to specified exceptions in our Articles of Association, a director shall not vote nor be counted in the quorum on any resolution of the Board in which that director is materially interested.
Compensation
2019 Director Remuneration
For the fiscal year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our Board and our executive officers for services in all capacities was $2.8 million. The following table sets forth the approximate remuneration paid during the year ended December 31, 2019 to our directors.
	Base Salary and Fees	Bonus	Pension Contributions	Other Benefits	2019 Total
	US$ in thousands
Raymond T. Stafford	$61	$—	$—	$—	$61
Dr. Joseph A. Wiley	588	703	50	31	1,372
George P. Hampton, Jr.(1)	17	—	—	—	17
Dr. Alain H. Munoz(1)	15	—	—	—	15
Donald K. Stern(1)	21	—	—	—	21
Dr. Patrick V.J.J. Vink(1)	16	—	—	—	16
Stephen T. Wills(1)	23	—	—	—	23
Rory P. Nealon(2)	411	583	37	18	1,049
Harry Stratford(2)	82	—	—	—	82
James Culverwell(2)	58	—	—	—	58
Markus Zeiner(2)	47	—	—	—	47
Total(2)	$1,339	$1,286	$87	$49	$2,761
(1)	Mr. Hampton, Mr. Munoz, Mr. Stern, Dr. Vink and Mr. Wills were all appointed to the Board on September 24, 2019 and their salaries reflect the period from the date of appointment to December 31, 2019.
(2)
Mr. Nealon, Mr. Statford, Mr. Culverwell and Mr. Zeiner resigned from the Board on September 24, 2019 upon completion of the Acquisition. Mr. Nealon’s remuneration is for the full financial year as he continued in his roles as Chief Financial Officer and Chief Operating Officer, and the salaries of the other directors that resigned on September 24, 2019 reflect their salaries from January 1, 2019 to September 24, 2019.

In 2019, a total of 6,093,939 share options were issued to our Chief Executive Officer, Dr. Wiley. 316,039 share options were granted to Dr. Wiley on May 21, 2019 at a strike price of £0.7584. A further 5,777,900 share options were granted to Dr. Wiley on November 5, 2019 at a strike price of £1.215. Mr. Nealon was a director until September 2019. He continues to act in his role as Chief Financial Officer and Chief Operating Officer. A total of 251,915 share options were granted to Mr. Nealon at a strike price of £0.7584 on May 21, 2019, while he was a member of the Board.
Directors’ Service Agreements and Letters of Appointment
Raymond T. Stafford
We entered into a letter of appointment with Raymond Stafford on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Stafford was also appointed as a member of the Audit Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Mr. Stafford at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Mr. Stafford is entitled to an annual fee of $77,500 for his role as non-executive chairman, a fee of $10,000 for his role as member of the Audit Committee, and reimbursement of reasonable expenses. Mr. Stafford is also subject to a six-month non-compete restrictive covenant.
George P. Hampton, Jr.
We entered into a letter of appointment with George Hampton on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Hampton was also appointed as a member and chair of the Remuneration Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Mr. Hampton at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Mr. Hampton is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $15,000 for his role as chair and member of the Remuneration Committee, and reimbursement of reasonable expenses. Mr. Hampton is also subject to a six-month non-compete restrictive covenant.
Dr. Alain H. Munoz
We entered into a letter of appointment with Alain Munoz on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Dr. Munoz was also appointed as a member of the Remuneration Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Dr. Munoz at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Dr. Munoz is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $7,500 for his role as member of the Remuneration Committee and reimbursement of reasonable expenses. Dr. Munoz is also subject to a six-month non-compete restrictive covenant.
Donald K. Stern
We entered into a letter of appointment with Donald Stern on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Stern was also appointed as a member of the Audit Committee and a member and chair of the Compliance Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Mr. Stern at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Mr. Stern is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $10,000 for his role as member of the Audit Committee, a fee of $20,000 for his role as the chair of the Compliance Committee and reimbursement of reasonable expenses. Mr. Stern is also subject to a six-month non-compete restrictive covenant.
Dr. Patrick V.J.J. Vink
We entered into a letter of appointment with Patrick Vink on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Dr. Vink was also appointed as a member of the Remuneration Committee and the Compliance Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Dr. Vink at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Dr. Vink is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $10,000 for his role as member of the Compliance Committee and reimbursement of reasonable expenses. Dr. Vink is also subject to a six-month non-compete restrictive covenant.
Stephen T. Wills
We entered into a letter of appointment with Stephen Wills on August 27, 2019 under which he was appointed a non-executive director with effect from September 24, 2019. Mr. Wills was also appointed as a member and chair of the Audit Committee and a member of the Compliance Committee from that date. The appointment may be terminated at any time upon three months’ written notice served by either party, subject to the satisfactory performance and re-election of Mr. Wills at our first annual general meeting that is held at least 24 months after September 24, 2019, and thereafter the composition of the Board shall be determined in accordance with the Articles of Association. Mr. Wills is entitled to an annual fee of $50,000 for his role as non-executive director, a fee of $20,000 for his role as chair of the Audit Committee, a fee of $7,500 for his role as a member of the Remuneration Committee, a fee of $10,000 for his role as member of the Compliance Committee and reimbursement of reasonable expenses. Mr. Wills is also subject to a six-month non-compete restrictive covenant.
Equity Compensation Arrangements
The Share Option Plan
Our Employee Share Option Plan (“Share Option Plan”), was adopted on September 25, 2019. Prior to such date, we granted options under a prior employee share option plan, which had the same terms and conditions as the Share Option Plan. On September 24, 2019, all options held under our prior share option plan were rolled over into options to subscribe for our ordinary shares with the key terms including strike price, vesting and the expiration date of such rolled over options remaining the same as they were on the issue date of the options under the prior share option plan.
On November 28, 2017, a total of 343,521 share options were granted to Dr. Wiley at an exercise price of £1.2072 per share, on May 21, 2019, a total of 316,039 share options were granted to Dr. Wiley at an exercise price of £0.7584 per share, and on November 5, 2019, a total of 5,777,900 share options were granted to Dr. Wiley at an exercise price of £1.215 per share.
On November 28, 2017, a total of 137,408 share options were granted to Mr. Nealon at an exercise price of £1.2072 per share, on May 21, 2019, a total of 251,915 share options were granted to Mr. Nealon at an exercise price of £0.7584 per share and, on November 5, 2019, a total of 4,437,500 share options were granted to Mr. Nealon at an exercise price of £1.215 per share.
No new share options were granted to directors in 2018.
Eligibility, Awards and Administration
The Share Option Plan provides for the grant of share options to our directors, senior management and consultants eligible to receive awards. The Board may grant options to our directors, employees or consultants or the directors, employees or consultants of any subsidiary company (companies in which we hold a 20% or greater interest). The maximum number of shares over which options may be exercisable pursuant to the Share Option Plan cannot exceed 10% of our share capital from time to time.
Options granted under the Share Option Plan typically contain a three-year vesting period and typically have seven years within which they must be exercised. When options are granted, the Board may at its discretion attach conditions to the exercise of the options, including conditions relating to our future performance, which must be satisfied before an option may be exercised.
Before the date of adoption of the Share Option Plan, we had 4,308,805 options in issue to purchase ordinary shares to employees and consultants of which 42,485 have since lapsed. On September 24, 2019, these options were rolled over into new options of our ordinary shares. On November 5, 2019, we issued 10,215,400 additional share options. Of such outstanding options, as at December 31, 2019, 2,468,310 had fully vested and were exercisable and 12,013,410 were not yet exercisable.

Lapse of Options
Options lapse on the occurrence of certain events unless exercised within certain specified periods as follows:
•	on death, one year from the date of death;
•
on ceasing to be an employee, director or consultant on retirement, or in the case of resignation or retirement due to disability or ill health, on the expiration of one year after having resigned or retired;

•	on termination of employment, office or consultancy for serious misconduct, immediately on such termination; or
•	otherwise, on resignation, retirement or dismissal for other reasons within 90 days of such termination.
The Board may at its discretion extend the periods set out above.
Certain Transactions
Under the Share Option Plan, a merger, takeover or other re-organization resulting in a change of control of us, shall cause each option to accelerate and become exercisable in full as of a date specified by the Board and subject to such conditions as the Board may at its discretion determine. A reverse takeover by us of another company will not result in an acceleration of share option vesting.
Adjustments
Under the Share Option Plan, in the event of a consolidation, sub-division or reduction of our share capital, or any other variation in our share capital, the Board may make such adjustment to the relevant exercise price, the number, and/or the class of shares subject to each option as it deems appropriate.
Amendment and Termination
The Share Option Plan may be terminated at any time by resolution of our Board. Subsequent to any termination of the Share Option Plan, we shall not grant any further options, but no such termination shall affect or modify any subsisting rights or obligations of participants in respect of any options, and notwithstanding such termination, we shall continue to administer and manage the Share Option Plan in accordance with the rules of the Share Option Plan.
We may at any time by resolution of the Board vary, amend or revoke any of the provisions of the Share Option Plan in such manner as we see fit.
The following table summarizes the outstanding number of our ordinary shares and options held by directors and executive officers as of March 31, 2020:
Name	Ordinary Shares	% Ownership of Share Capital	Share Options	Grant Date	Exercise Price Stg£	Expiration Date
Dr. Joseph A. Wiley	3,507,080	2.0%	343,521	Nov 28, 2017	1.2072	Nov 28, 2024
			316,039	May 21, 2019	0.758	May 21, 2026
			5,777,900	Nov 5, 2019	1.215	Nov 5, 2026
Rory P. Nealon	1,610,770	0.9%	137,408	Nov 28, 2017	1.2072	Nov 28, 2024
			251,915	May 21, 2019	0.758	May 21, 2026
			4,437,500	Nov 5, 2019	1.215	Nov 5, 2026
George P. Hampton	—	—	—	—	—	—
Dr. Alain H. Munoz	—	—	—	—	—	—
Raymond T. Stafford	1,301,001	0.8%	—	—	—	—
Donald K. Stern	—	—	—	—	—	—
Stephen T. Wills	—	—	—	—	—	—
Bonus Payments
All executive directors and senior management are eligible for a discretionary annual bonus. Annual cash bonuses are paid on the achievement of pre-set strategic objectives. The Remuneration Committee in conjunction with the Board reviews and sets the objectives at the start of each calendar year.

Pension, Retirement or Similar Benefits
We operate defined contribution schemes in various locations where employees are based. Contributions to the defined contribution schemes are recognized in our statement of comprehensive income in the period in which the related services are received from the employee. Under these schemes we have no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet our benefit commitments.
As of December 31, 2019, we had accrued $206,000 in pension benefits which was paid to the pension administrators in early 2020. With the exception of Dr. Wiley and Mr. Nealon, no director or secretary has any pension or retirement benefits. In addition, no director or senior manager is entitled to any pension, retirement or related benefit upon termination of his employment.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify out of our assets each director, alternative director, officer or employee against all losses or liabilities they may sustain or incur in or about the execution of the duties of their respective office or otherwise in relation to their office. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.
Without prejudice to the above the Board has the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:
•	our directors, alternative directors, officers or employees; or
•
trustees of any pension fund in which our employees are interested, including in each case insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to us any other group company or pension fund.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Board, executive officers, or persons controlling us pursuant to the foregoing provisions, we are informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS
The following is a summary of related party transactions, since January 1, 2017 to date, in which we have been a participant and in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Agreements with Principal Shareholders
We entered into a number of agreements with our principal shareholders in connection with the Acquisition. The following summary of these agreements is not intended to be a complete description of these agreements, and it is qualified in its entirety by reference to the full text of such agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part. We urge you to review these exhibits in their entirety.
The Restructuring Support Agreement
On May 20, 2019, we entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019, the “Restructuring Support Agreement”) with (i) Aegerion and Aegerion Pharmaceuticals Holdings, Inc. (together, “Debtors”), (ii) Novelion, as holder of 100% of the outstanding equity interests of Aegerion and holder of 100% by principal amount of claims under Aegerion’s Amended and Restated Loan Credit Agreement dated March 15, 2018, (iii) the holders of 100% in principal amount under Aegerion’s Bridge Loan Credit Agreement dated November 8, 2018 (“Bridge Loan Credit Agreement”), and (iv) holders of in excess of 67% in principal amount of Aegerion’s 2% Senior Unsecured Convertible Notes due 2019. The holders of Aegerion debt party to the Restructuring Support Agreement are collectively referred to herein as the “Consenting Lenders.”
Under the Restructuring Support Agreement, we shall, among other things, negotiate in good faith the documents necessary to complete the transactions in connection with the Acquisition. The Debtors agreed to, among other things, (a) use reasonable best efforts to take any actions necessary in connection with the transaction; (b) commence the Debtors’ bankruptcy cases and file and seek approval of “first day” motions; and (c) file and prosecute confirmation of the Plan of Reorganization.
Each of the Consenting Lenders agreed to, among other things, (a) vote to accept the Plan of Reorganization and otherwise support the transactions; (b) not object or impede confirmation or implementation of the Plan of Reorganization or the transactions, including by soliciting an alternative transaction; (c) not support any other Chapter 11 plan or other restructuring or reorganization of the Debtors other than the Plan of Reorganization; and (d) not take any action that would interfere with consummation of the transactions and take any and all necessary, appropriate, or advisable action in furtherance of the transactions.
Each Consenting Lender also agreed that, if the Restructuring Support Agreement was terminated pursuant to the specified provisions contained therein on or after the date Aegerion received a proposal for an alternative transaction that is still outstanding at the time of such termination, it would vote against, and use its reasonable best efforts to oppose, approval of an alternative transaction unless, following a written inquiry by the Consenting Lenders regarding whether we would be willing to complete the transactions in accordance with the definitive documents, we did not confirm within five business days following such inquiry (subject to withdrawal at any time upon five business days’ notice) that we would be willing to consummate the transactions if the documents are re-executed by the other parties thereto.
Plan Funding Agreement
On May 20, 2019, we entered into the Plan Funding Agreement with Aegerion setting forth the terms and conditions of the Acquisition.
In consideration of the Acquisition, Aegerion’s former creditors received our ordinary shares (including shares represented by ADSs and zero cost warrants that may be exercised at any time), constituting approximately 61.6% of our outstanding share capital prior to our $60 million dollar equity issuance in September 2019 (“September 2019 Equity Raise”). The number of our ordinary shares that were issued as consideration was calculated by multiplying the aggregate amount of all issued and outstanding ordinary shares of Amryt immediately prior to the closing of the Acquisition by 1.59, after giving effect to the transactions, but before giving effect to equity underlying the issuance of the Convertible Notes, the September 2019 Equity Raise, our

ordinary shares that may be issuable in satisfaction of the CVRs if the relevant milestones are achieved on the terms of the CVRs, and equity that was reserved for issuance under any management equity compensation plan adopted by us.
The Plan Funding Agreement contains reciprocal representations and warranties made by us and Aegerion relating to organization, qualification, due authorization of the parties and authority, consents and approvals, capitalization, financial statements, no undisclosed liabilities, recent events, contracts and commitments, real property, intellectual property, privacy and data security, legal compliance, permits, environmental compliance and conditions, litigation, tax matters, insurance, illegal or improper payments, related party transactions, brokers’ fees, employees and healthcare compliance matters.
Under the terms of the Plan Funding Agreement:
•
We were not required to take any action which is prohibited or restricted by the Takeover Code in relation to any alternative transaction. Similarly, we were not required to refrain from any action which is required by the Takeover Code in relation to any alternative transaction.

•
Following the approval by the U.S. Bankruptcy Court of the Plan Funding Agreement Approval Motion on June 28, 2019, Aegerion had a 55-day period to solicit an alternative transaction. Subject to the limitations of the Plan Funding Agreement¸ Aegerion was also entitled to respond to unsolicited proposals that Aegerion determined reasonably likely to result in a superior transaction.

•
At any time prior to and after the completion of the 55-day period, Aegerion was entitled to receive offers from competing bidders and was able to respond to any such offer if its board deemed that the offer constituted or was likely to constitute a superior proposal.

The Plan Funding Agreement included termination rights for both us and Aegerion and related provisions that allocated fees and expenses among the parties if the Plan Funding Agreement was terminated prior to closing.
Upon termination of the Restructuring Support Agreement, we had the right to terminate the Plan Funding Agreement for any reason, so long as the termination of the Restructuring Support Agreement was not principally due to our material uncured breach. Aegerion also had a right to terminate the Plan Funding Agreement upon termination of the Restructuring Support Agreement, so long as the termination of the Restructuring Support Agreement was not principally due to Aegerion’s or the Consenting Lenders’ material uncured breach.
In specified circumstances, upon termination, we had the obligation to pay Aegerion a termination fee of $2,050,000. Additionally, upon a termination in other specified circumstances, Aegerion was obligated to pay us an expense reimbursement amount equal to all of our reasonable and documented fees and expenses incurred in connection with the negotiation, preparation and implementation of the documents for the transactions, up to $4,000,000. In addition, if Aegerion disclosed an alternative transaction and did not withdraw it and Aegerion entered into an agreement for an alternative transaction with a third party within one year of the date of the Plan Funding Agreement, Aegerion was liable to pay us a termination fee of $11,850,000 upon consummation of such transaction.
Backstop Agreement
On July 10, 2019, we entered into the Backstop Agreement with Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P., 1992 Tactical Credit Master Fund, L.P., Athyrium Opportunities II Acquisition 2 LP, Athyrium Opportunities III Acquisition 2 LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP; Whitebox Multi-Strategy Partners, LP, Pandora Select Partners, LP, Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited (each a “Backstop Party” and collectively, “Backstop Parties”), whereby each Backstop Party agreed to subscribe for a specified percentage of any unsubscribed shares in the September 2019 Equity Raise. In consideration for the Backstop Parties’ undertaking to subscribe for our ordinary shares, we agreed to pay the Backstop Parties the sum of $3 million in cash as commission.
The obligations of each Backstop Party were conditional on the satisfaction of, among others, the following conditions: (a) the rights attaching to our ordinary shares not having been altered at the date of execution of the Restructuring Support Agreement; (b) the approval of specified resolutions by our shareholders; and (c) a final order confirming the Plan of Reorganization having been entered (in form and substance reasonably satisfactory to the Backstop Parties and to us), the Effective Date, having occurred, and all conditions precedent to the occurrence of the Effective Date having been satisfied or waived by the Backstop Parties. The Backstop Parties, acting unanimously, had the ability to waive in whole or in part all or any of the conditions.
DIP Funding Agreement
On June 28, 2019 Aegerion (as borrower) entered into a $20 million aggregate maximum principal amount post-petition super-priority secured debtor-in-possession credit facility (“DIP Funding Agreement”) with the Athyrium Funds and certain affiliates of Highbridge, as lenders, and Cantor Fitzgerald Securities, as administrative agent. The DIP Funding Agreement was fully and unconditionally guaranteed on a super-priority senior secured basis by Aegerion’s U.S. subsidiaries (other than Aegerion Securities Corporation) (“DIP Subsidiary Guarantors”).
The loans under the DIP Funding Agreement bore interest at a rate of 12.5% per annum, to be paid in cash on a monthly basis. The DIP Funding Agreement matured on the earliest to occur of: (a) the Effective Date; (b) the date that is 150 days after May 20, 2019 (being October 17, 2019), subject to a 60 day extension in accordance with the Plan Funding Agreement; and (c) the date on which the obligations under the DIP Funding Agreement are accelerated and became due and payable following the occurrence of an event of default.
The DIP Funding Agreement contained negative covenants restricting Aegerion and its subsidiaries, including limitations on, or related to, liens, investments, the incurrence of indebtedness, fundamental changes, dispositions, restricted payments, changes in business, transactions with affiliates, prepayments and modifications of debt, negative pledges, changes to organizational documents, use of proceeds, compliance with laws and orders of the bankruptcy court, ownership of subsidiaries, Chapter 11 claims, revisions of orders and applications to the bankruptcy court, and adequate protection.
The DIP Funding Agreement contained events of default, including failure to make payments when due, breach of covenants, breach of representations or warranties, cross-defaults, judgments, ERISA, invalidity of loan documents, change of control, failure of liens to be perfected, dissolution or liquidation, discontinuation of business, maintenance of independent directors, and bankruptcy matters including failure to confirm the approved Plan, non-compliance or revocation or modification of bankruptcy orders, and non-compliance with the Restructuring Support Agreement.
The DIP Funding Agreement was repayable from time to time and contained mandatory repayments from the proceeds of certain dispositions of assets, casualty events, and the incurrence of indebtedness. However, the DIP Funding Agreement facility was never utilized by Aegerion, therefore no repayments were required to be made.
Registration Rights Agreement
On the closing of the Acquisition, we entered into a Registration Rights Agreement with affiliates of Athyrium (“Athyrium Parties”) and affiliates of Highbridge (“Highbridge Parties”). Pursuant to the agreement, we were to use commercially reasonable efforts to list our ordinary shares, or ADSs representing such shares, on the Nasdaq within 90 days of the closing of the Acquisition. The agreement also provided the Athyrium Parties and the Highbridge Parties with the right to demand share registration up to two times in any 12-month period and a right to participate in future registration statements filed by us. We are obligated to pay any expenses relating to such registrations and indemnify the Athyrium Parties and the Highbridge Parties (and their respective partners, members, directors, offices and professional advisers, among others) participating in such registration against specified liabilities that may arise in connection with such registration. Furthermore, each of the Athyrium Parties and the Highbridge Parties participating in such registration will indemnify us and certain other persons against specified limited liabilities that may arise in connection with such registration.
The agreement provided the Athyrium Parties and the Highbridge Parties with specified rights to nominate directors and designate observers to the Board. The agreement specified that, on closing of the Acquisition, the initial Board would be made up of seven members. The Board was to initially consist of Joseph Wiley, our Chief Executive Officer, one independent chairman and one independent director proposed by us, one independent director proposed by the Athyrium Parties, one non-independent director proposed by the Athyrium Parties and two independent directors proposed by the Highbridge Parties. The Highbridge Parties have the right to subsequently select a non-independent director to replace one of its nominated independent directors, subject to the shareholding requirements set out below. The agreement also provided that Joseph Wiley would continue as Chief Executive Officer for no less than two years after the closing of the Acquisition, unless he: (a) resigns;

(b) is removed from the position by a vote of a majority of the Board, which majority must include the vote of at least one of the directors nominated by us; or (c) is removed for cause under the terms of his employment agreement.
The initial Board is subject to compulsory retirement and will be put up for re-election at our first annual general meeting to be held at least 24 months after the closing of the Acquisition. For so long as each of the Athyrium Parties or the Highbridge Parties (or their respective affiliates) respectively hold at least 10% of our issued share capital, the Athyrium Parties and the Highbridge Parties (as applicable) are each entitled to nominate a replacement of the non-independent director (as applicable) selected by them on his or her resignation or retirement. Any such director shall serve on the Board until our next annual general meeting, where such director’s appointment will be subject to approval by an ordinary resolution of our shareholders.
The agreement will also grant the Athyrium Parties or the Highbridge Parties the right to designate a board observer to attend Board meetings under the Secured Credit Facility (as described below), subject to restrictions on attendance when specified matters are discussed. Each of the Athyrium Parties and the Highbridge Parties have the ability to terminate this right, and this right will be terminated when the Secured Credit Facility is either refinanced or paid off in full. To date, only Athyrium has exercised this right.
Secured Credit Facility
On September 24, 2019, we entered into the Secured Credit Facility. The Secured Credit Facility is fully and unconditionally guaranteed on a senior secured basis by us and, to the extent permitted by law, each of our and Aegerion’s existing and subsequently acquired or formed direct and indirect subsidiaries (other than certain immaterial non-U.S. subsidiaries and Aegerion Securities Corporation) (“Facility Guarantors”). Proceeds from the Secured Credit Facility were used to refinance Aegerion’s existing secured bridge loan in the principal amount of approximately $50 million held by certain funds managed by Athyrium and Highbridge, respectively, and our existing €20 million (in principal) secured loan facility with EIB.
The loans under the Secured Credit Facility bear interest at a rate of: (a) 11% per annum paid in cash on a quarterly basis; or (b) 6.5% per annum paid in cash plus 6.5% per annum paid in kind on a quarterly basis. The Secured Credit Facility will mature five years after issuance, unless earlier repaid.
The Secured Credit Facility contains the following negative covenants: (a) limitations on liens; (b) limitations on disposition of assets (including restrictions on dispositions of material assets and exclusive licensing transactions in material territories but permitting, among other things, (i) dispositions consisting of licenses of AP101 and AP103 assets outside of the United States and European territories, (ii) dispositions of obsolete and surplus property that are immaterial, and (iii) a general basket for dispositions less than $250,000 individually and $2,500,000 in the aggregate); (c) limitations on consolidations and mergers; (d) limitations on loans and investments (with restrictions on investments and indebtedness to non-Facility Guarantor subsidiaries to be agreed); (e) limitations on indebtedness (with exceptions permitting, among other things, the indebtedness under the CVR deed poll); (f) limitations on transactions with affiliates (with exceptions permitting, among other things, certain de minimis transactions, certain transactions for the provision of inter-company services among Facility Guarantors and other transactions with non-Facility Guarantor affiliates in the ordinary course of business on an arm’s-length basis not to exceed an amount to be agreed upon, including Transactions with non-Facility Guarantor affiliates in respect of intercompany services charged on a cost plus 10% basis); (g) compliance with ERISA; (h) limitations on restricted payments (including restrictions on dividends (stock or cash), share repurchases, spin-off and split-off transactions and payments to non- Facility Guarantors); (i) limitations on changes in business, changes in structure, changes in accounting, name and jurisdiction of organization, amendments to organizational documents that are adverse to the lenders, any amendments, modifications or waivers to the CVR deed poll; (j) limitations on material changes to other indebtedness documents; (k) limitations on restricted debt payments; (l) no negative pledges or burdensome agreements; and (m) certain other customary restrictions.
The Secured Credit Facility contains the following events of default under the Secured Credit Facility: (a) failure to pay principal, interest or any other amount when due; (b) representations and warranties incorrect in any material respect when made or deemed made; (c) failure to comply with covenants; (d) cross-default to other indebtedness; (e) failure to satisfy or stay execution of judgments; (f) bankruptcy or insolvency; (g) actual or asserted invalidity or impairment of any part of the credit documentation (including the failure of any lien to remain perfected); (h) ERISA default; (i) failure to conduct business; (j) change of ownership or control; and (k) liquidation or dissolution.
Repayments of the Secured Credit Facility are subject to a prepayment premium as follows: (a) 105% of the amount repaid plus interest that would have accrued on such amount repaid through the second anniversary of the closing of the Acquisition discounted at a rate equal to the yield on U.S. Treasury notes with a maturity closest to the second anniversary of the closing of the Acquisition plus 50 basis points in years one and two; (b) 105% of the amount repaid in year three; (c) 101% of the amount repaid in year four; and (d) thereafter, 100%. Such premium will apply to repayments after acceleration, but will not apply to prepayments from insurance and condemnation proceeds.
The Secured Credit Facility also contains a covenant requiring the maintenance of minimum liquidity of $10 million at all times, subject to an add back with respect to cash expenditures made to French pricing authorities related to the MYALEPTA product. The Secured Credit Facility requires mandatory prepayments for certain specified debt issuances, asset sales or other dispositions of assets (including exclusive licensing transactions and insurance and condemnation proceeds), subject to certain exceptions and thresholds.
Convertible Notes
On September 24, 2019, we issued $125 million aggregate principal amount of Convertible Notes due 2025 to certain creditors of Aegerion. The Convertible Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and, to the extent permitted by law, each of our and Aegerion’s existing and subsequently acquired or formed direct and indirect subsidiaries (other than certain immaterial non-U.S. subsidiaries and Aegerion Securities Corporation) (“Notes Guarantors”). The Convertible Notes are issued pursuant to an indenture by and among Aegerion and the Notes Guarantors and a trustee for the Convertible Notes.
The Convertible Notes bear interest at a rate of 5% per annum, payable in cash semi-annually. The Convertible Notes will mature approximately five and a half years after issuance, unless earlier repurchased, redeemed or converted.
The Convertible Notes and guarantees are the general senior unsecured obligations of Aegerion and the Notes Guarantors, respectively, ranking equally in right of payment with all of the existing and future liabilities of such entities that are not so subordinated.
Convertible Note holders are entitled to convert their Convertible Notes, at their option, at any time prior to the close of business on the second scheduled trading day immediately prior to the maturity date, unless the Convertible Notes have been previously repurchased or redeemed. The Convertible Notes are initially convertible into 386.75 ordinary shares for each $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $2.59 per ordinary shares. The conversion rate is subject to customary anti-dilution adjustments as well as adjustments following certain fundamental changes (as set out below) and adjustments to account for the final conversion share price. Upon conversion, Aegerion may choose to pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and our ordinary shares.
The Convertible Notes have the following events of default: (a) a default in the payment when due of the principal of, or the redemption price or repurchase price for, any Convertible Note; (b) a default for 30 days in the payment when due of interest on any Convertible Note; (c) the failure to deliver, when required, a repurchase notice; (d) a default in the obligation to convert a Convertible Note upon the exercise of the conversion right with respect thereto and such failure continues for five business days; (e) a default in obligations with respect to successors to us or Aegerion; (f) a default in other obligations or agreements under the Convertible Notes or the indenture where such default is not cured or waived within 60 days after notice; (g) certain defaults with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least $12 million (or its foreign currency equivalent) subject to a 60-day grace period; (h) one or more final judgments for the payment of at least $12 million in the aggregate, where such judgment is not timely discharged or stayed, subject to a 60-day grace period; and (i) certain events of bankruptcy, insolvency and reorganization with respect to Aegerion, us or any of our or their significant subsidiaries.
Aegerion has the right to redeem all or any portion of the Convertible Notes on or after the third anniversary of issuance, provided the per share volume-weighted average price of our ordinary shares exceeds 150% of the conversion price on: (a) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date Aegerion sends the notice of such redemption; and (b) the trading day immediately before the date Aegerion sends such notice. Aegerion may also redeem the Convertible Notes upon certain changes in tax law or regulation. The redemption price will be an amount in cash equal to 100% of the principal amount of the Convertible Notes redeemed, plus any accrued and unpaid interest.
Upon the occurrence of events deemed a fundamental change, Convertible Note holders may require Aegerion to repurchase all or a portion of their Convertible Notes at a repurchase price of 100% of the principal amount of the Convertible Notes, plus any accrued and unpaid interest. With certain exceptions, a fundamental change will occur if: (a) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than us, any of our wholly owned subsidiaries or their respective employee benefit plans, has filed any report with the SEC indicating that such person or group has become the direct or indirect beneficial owner of our ordinary shares representing more than 50% of the voting power of all of our then-outstanding ordinary shares; (b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of Transactions, of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any person, other than one or more of our wholly owned subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of our ordinary shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property (other than changes resulting solely from a subdivision or combination, or a change in par value, of our ordinary shares); (c) our shareholders approve any plan or proposal for the liquidation or dissolution of our company; or (d) our ordinary shares cease to be traded on AIM or another permitted exchange.
If a fundamental change occurs or if Aegerion initiates a redemption of the Convertible Notes, the conversion rate will increase for any conversion occurring in connection with such fundamental change or redemption. The increase in the conversion rate will be determined based on a schedule set forth in the indenture and is subject to adjustment in accordance with the final conversion share price.
Zero Cost Warrant
We agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in our issued share capital, to issue to the relevant Aegerion creditor, as an alternative to our ordinary shares, an equivalent number of new zero cost warrants to subscribe for our ordinary shares to be constituted on the terms of the zero cost warrant. The relevant Aegerion creditor is entitled at any time to exercise the zero cost warrants, at which point in time we would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants.
In accordance with the terms of the zero cost warrant, each zero cost warrant entitles the holder thereof to subscribe for one ordinary share at any time after our admission to trade on AIM. In no event shall any holder of zero cost warrants have the right to subscribe for zero additional consideration for, nor shall we issue to such holder of zero cost warrants, ordinary shares to the extent that such subscription would result in the holder of zero cost warrants and its affiliates, including groups that include the holder of zero cost warrants and its affiliates, together beneficially owning more than their prescribed maximum percentage to be set in the zero cost warrant. Any issue of our ordinary shares in contravention of this condition will be null and void.
The zero cost warrants constitute our direct and unsecured obligations and rank pari passu and without any preference among themselves (save for any obligations to be preferred by law) at least equally with our other present and future unsecured and unsubordinated obligations. The zero cost warrants are not transferrable except with our prior written consent.
On September 24, 2019, certain of Aegerion’s creditors elected to receive 13,976,722 warrants to subscribe for our ordinary shares as consideration for the Acquisition.
On November 14, 2019, we repurchased a combined 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. These ordinary shares are now held as treasury shares. On December 19, 2019, Highbridge MSF International Ltd exercised 1,645,105 zero cost warrants in exchange for 1,645,105 ordinary shares.

Interim Subscription Agreements
On August 27, 2019, we entered into the following subscription agreements in the total amount of $8 million:
•
a subscription agreement between Amryt, Highbridge MSF International Ltd. and Highbridge SCF Special Situations SPV, L.P. (together, “Highbridge Subscribers”) pursuant to which the Highbridge Subscribers agreed to subscribe for 907,193 ordinary shares for an aggregate subscription price of $1 million and, subject to the GM Resolutions being passed, a further 2,765,901 ordinary shares for an aggregate subscription price of $3 million;

•
a subscription agreement between Amryt and Raymond Stafford pursuant to which Raymond Stafford agreed to subscribe for 918,273 Amryt ordinary shares for an aggregate subscription price of $1 million; and

•
a subscription agreement between Amryt and Stonepine Capital, LP pursuant to which Stonepine Capital, LP agreed to subscribe for 459,136 Amryt ordinary shares for an aggregate subscription price of $500,000.

PRINCIPAL SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2020, by:
•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding ordinary shares;
•	each member of our Board and each of our executive officers; and
•	all Board members and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2019 through the exercise of any option, warrant or other right. The percentage ownership information shown in the table prior to this offering is based upon 171,695,160 ordinary shares, which includes 154,498,887 ordinary shares outstanding as of December 31, 2019, plus 17,196,273 zero cost warrants that may be exercised at any time. The percentage ownership information shown in the table after this offering is based upon    ordinary shares outstanding, assuming the sale of    ADSs by us in this offering and no exercise of the underwriters’ option to purchase additional ADSs. The table below does not give effect to options to purchase an aggregate of 1,320,000 ordinary shares that we intend to grant to our non-executive directors concurrent with the pricing of this offering.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Amryt Pharma plc, Dept 920a 196 High Road, Wood Green, London, N22 8HH, United Kingdom.
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
Name and address of beneficial owner	Number	Percentage	Number	Percentage
5% or greater shareholders (not including current directors):
Athryium Funds(1)	64,168,899	37.4%
Highbridge(2)	33,667,312	19.6%
UBS(3)	13,794,313	8.0%
Novelion Therapeutics Inc.	12,490,250	7.3%
Edgepoint Capital	12,126,650	7.1%
Software AG-Stiftung	10,212,153	5.9%
Axa Investments	6,494,164	3.8%
Executive officers and directors:
Dr. Joseph A. Wiley(4)	3,757,850	2.2%
Rory P. Nealon(5)	1,742,453	1.0%
Ray T. Stafford	1,301,001	0.8%
Donald K. Stern	—	—
Dr. Alain H. Munoz	—	—
George P. Hampton	—	—
Dr. Patrick V.J.J. Vink	—	—
Stephen T. Wills	—	—
All executive officers and directors as a group (eight persons)		%
(1)
Consists of ordinary shares and Convertible Notes held by the following affiliates of Athryium: Athyrium Opportunities Fund II LP, Athyrium Opportunities Fund II Master (Non-U.S.) LP, Athyrium Opportunities Fund III LP and Athyrium Opportunities Fund III Master (Non-U.S.) LP.

(2)
Consists of ordinary shares, Convertible Notes and zero cost warrants held by the following affiliates of Highbridge: Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P. and Highbridge Tactical Credit Master Fund, L.P.

(3)
Consists of ordinary shares, convertible notes and warrants held by the following affiliates of UBS: Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited.

(4)
Consists of (i) 3,507,080 ordinary shares, (ii) 171,760 share options exercisable at £1.2072 per share, which expire on November 28, 2024 and (iii) 79,010 share options exercisable at £0.758 per share, which expire on May 21, 2026.

(5)
Consists of (i) 1,610,770 ordinary shares, (ii) 68,704 share options exercisable at £1.2072 per share, which expire on November 28, 2024 and (iii) 62,979 share options exercisable at £0.758 per share, which expire on May 21, 2026.

DESCRIPTION OF SHARE CAPITAL AND CERTAIN CORPORATE MATTERS
The following information is a summary of the material terms of our share capital, consisting of ordinary shares with a nominal (i.e., par) value of £0.06 each, as specified in our articles of association (‘‘Articles”). We are incorporated as a public company with limited liability and our affairs are governed by our Articles and the laws of England and Wales.
The following description summarizes the most important rights attached to our share capital that are currently in effect and are expected to be in effect upon effectiveness of this registration statement. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the rights attaching to our share capital, you should refer to the Articles, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Companies Act.
We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury.
General
We were incorporated under the Companies Act on July 17, 2019 as a private company limited by shares under the name Amryt Pharma Holdings Limited, with company number 12107859.
We were re-registered as a public limited company on September 13, 2019 under the name Amryt Pharma Holdings plc. On September 24, 2019, in connection with the scheme of arrangement under which we acquired Aegerion, we became the parent company of our legacy businesses and changed our name to Amryt Pharma plc. The principal legislation under which we operate, and under which the share capital has been (and will be) created, is the Companies Act and regulations made thereunder.
Share Capital
As of January 1, 2020, our issued share capital consisted of 154,498,887 fully paid ordinary shares. Our share capital was issued in the following transactions:
•	On the date of our incorporation, being July 17, 2019, we issued one ordinary share for cash consideration.
•
On September 12, 2019, we issued one redeemable share with a nominal value of £49,999.94. This has subsequently been redeemed and, upon redemption, the redeemable share was cancelled and our issued share capital was diminished accordingly by the nominal value of the redeemable share.

•
On September 24, 2019, we issued 53,149,070 ordinary shares to former holders of Amryt. The ordinary shares were issued by resolution of the Board, as authorized pursuant to a resolution passed by the holders of our ordinary shares at the general meeting held on September 23, 2019.

•
On September 24, 2019, we issued 77,027,423 ordinary shares and 8,065,000 warrants as consideration for the Acquisition. The ordinary shares and warrants were issued by resolution of the Board, as authorized pursuant to a resolution passed by the holders of our ordinary shares at the general meeting held on September 23, 2019.

•
On September 24, 2019, we issued 27,541,944 ordinary shares and 5,911,722 warrants in connection with an equity offering to new and existing investors. The ordinary shares and warrants were issued by resolution of the Board, as authorized pursuant to a resolution passed by the holders of our ordinary shares at our general meeting held on September 23, 2019.

•
On November 8, 2019, we repurchased 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The repurchased ordinary shares are now held as treasury shares.

•	On December 19, 2019, Highbridge MSF International Ltd exercised 1,645,105 warrants in exchange for 1,645,105 ordinary shares.

Rights of Holders
The following summarizes the rights of holders of our ordinary shares:
•
subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every holder who (being an individual) is present in person or by proxy not being himself or herself a holder or (being a corporation) is present by a representative or by proxy not being himself or herself a holder shall have one vote and on a poll every holder who is present in person or by proxy shall have one vote for every share of which he is the holder; and

•
holders have the right to receive notice of, attend and vote at general meetings; participate in our profits and receive such dividends as are recommended by the directors, pro rata according to the amount paid up on the shares during the period in respect of which the dividend is paid; and, on a winding up or return of capital or otherwise, pro rata the right to the amounts paid up or credited as paid up on them and any of our excess assets.

Share Registration
We are required by the Companies Act to keep a register of shareholders. Under English law, shares are deemed to be allotted when a person acquires the unconditional right to be included in the company’s register of holders in respect of the shares and the shares are deemed to be issued when the name of the holder is entered into the company’s register of holders. The register of holders therefore is prima facie evidence of the identity of our holders and the shares that they hold. The register of holders generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. The register of holders is maintained by our registrar, Link Asset Services Limited.
Holders of our ADSs will not be treated as shareholders and their names will therefore not be entered in our register of holders. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs as discussed in “Description of American Depositary Shares”. Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, five ordinary shares that are on deposit with the depositary and/or custodian.
Under the Companies Act, we must enter an allotment of any shares in our register of holders as soon as practicable and in any event within two months of the allotment. We are also required under the Companies Act to register a transfer of any shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months after the date on which the transfer is lodged with us.
We, any of our holders and any other affected person may apply to court for rectification of the register of holders if:
•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of holders; or
•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a holder.
Options and Warrants
The Companies Act provides that directors may issue options or warrants if authorized to do so by the company’s articles or an ordinary resolution of the shareholders. We may issue shares upon the exercise of options or warrants without further shareholder authorization, up to the relevant authorized limit.
Options
As of December 31, 2019, there were options to purchase 14,481,720 ordinary shares outstanding with a weighted average exercise price of £1.16 per ordinary share. The options generally lapse after seven years from the date of the grant. The outstanding options were issued under the Share Option Plan.

Warrants
As of December 31, 2019, there were two categories of warrants to purchase our ordinary shares outstanding:
•
Warrants issued on September 24, 2019 to purchase 345,542 ordinary shares with a weighted average exercise price of £1.44 per ordinary share. These warrants generally lapse after five years from the date of the grant. These warrants were issued to Shore Capital and Davy in exchange for warrants granted to such parties on April 19, 2016 in connection with the placement undertaken by us on that date.

•
Warrants to purchase 17,196,273 ordinary shares, with an exercise price of zero. These warrants were issued (i) to certain Aegerion creditors who expressed a wish to restrict their percentage share interest in our issued share capital and who elected to take warrants in lieu of ordinary shares, and (ii) to certain investors in exchange for the repurchase of 4,864,656 ordinary shares by us from these investors on November 8, 2019 and who subsequently, on December 19, 2019, elected to exercise 1,645,105 warrants in exchange for 1,645,105 ordinary shares.

Contingent Value Rights
On September 24, 2019, we issued CVRs with a potential value of $85 million if all three triggering events under the CVRs occur to holders of shares and options pursuant to the terms of the scheme of arrangement and the Acquisition. The CVRs were issued by resolution of the Board, as authorized pursuant to a resolution passed by our shareholders at the general meeting held on September 23, 2019:
•
53,149,070 EMA CVRs, which entitle their holders to a payment of up to $35 million in the aggregate (in satisfaction of which the Company may elect to issue loan notes or ordinary shares) upon the EMA issuing a qualifying approval (i.e., an approval or marketing authorization issued by the EMA in relation to the sale by us of AP101 to consumers for medical purposes which satisfies a certain criteria in respect of AP101) if such qualifying approval is obtained by December 31, 2021. The amount payable reduces on a straight-line basis if the qualifying approval is obtained after December 31, 2021 but prior to July 1, 2022;

•
53,149,070 FDA CVRs, which entitle their holders to a payment of up to $15 million in the aggregate (in satisfaction of which the Company may elect to issue loan notes or ordinary shares) upon the FDA issuing a qualifying approval (i.e., an approval or marketing authorization issued by the FDA in relation to the sale by us of AP101 to consumers for medical purposes which satisfies a certain criteria in respect of AP101) if qualifying approval is obtained by December 31, 2021. The amount payable reduces on a straight-line basis if the qualifying approval is obtained after December 31, 2021 but prior to July 1, 2022; and

•
53,149,070 Revenue CVRs, which entitle their holders to a payment of up to $35 million in the aggregate (in satisfaction of which the Company may elect to issue loan notes or ordinary shares) upon the generation of certain revenues from sales of AP101 in trailing 12-month revenues in any period prior to June 30, 2024.

Articles of Association
Our Articles were adopted on September 23, 2019 (effective from September 24, 2019).
The following is a description of our Articles as currently in effect. Unless noted otherwise, references in this prospectus to the Articles refer to the Articles as currently in effect.
Application of Contractual Agreements with Holders
The Articles are subject to any contractual agreement we entered into with any of the holders of our shares (in their capacity as our shareholders only).

Preemptive Rights
English law generally provides holders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or holders in a general meeting by way of a special resolution, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the holder resolution, if the exclusion is by holder resolution. In either case, this exclusion would need to be renewed by our holders upon its expiration (i.e., at least every five years). Typically UK public companies renew the disapplication of preemption rights on an annual basis at their annual general meeting. There are no provisions in the Articles which prescribe any right of preemption in relation to offers for subscription of securities in the same class. We are subject to the statutory preemption rights set out in the Companies Act.
Shares and Rights Attaching to Them
Holders of our ordinary shares have the right to receive notice of, attend and vote at general meetings and to participate in our profits and, on a winding up or return of capital or otherwise, the right to the amounts paid up or credited as paid up to them and any of our excess assets.
Objects
Our objects are unrestricted.
Variation of Share Rights
The special rights attached to any class may, subject to the provisions of the Companies Act, be varied in such manner (if any) as may be provided by such results or otherwise either with the consent in writing of the holders of not less than three-quarters in nominal value of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.
Increase in Share Capital
We may from time to time by ordinary resolution increase our capital by such sum to be divided into shares of such amounts and carrying such rights as the resolution may prescribe.
Consolidation, Cancellation and Subdivision
We may, by ordinary resolution:
•	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;
•	cancel any shares which have not been taken or agreed to be taken; and
•	subject to the provisions of the Companies Act, sub-divide our shares into shares of smaller nominal value than our existing shares.
Reduction
Subject to the provisions of the Companies Act, we may by special resolution reduce our share capital or any capital revaluation reserve or share premium account in any manner. We completed a capital reduction of our share premium account effected by a resolution passed by our shareholders at the general meeting held on September 23, 2019, and which was formally approved at the UK High Court of Justice on November 5, 2019.

Votes of Members
Votes Attaching to Shares
Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy not being himself or herself a member or (being a corporation) is present by a representative or by proxy not being himself or herself a member shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.
Votes on a Poll
At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands a poll is demanded by (i) the chairperson of the meeting, (ii) by not less than five holders having the right to vote at the meeting, (iii) by holder(s) representing not less than one tenth of the total voting rights of all the holders having the right to vote at the meeting; and (iv) by holder(s) of shares conferring a right to vote, being shares on which an aggregate sum has been paid up to not less than one tenth of the total sum paid up on all the shares conferring that right. On a poll, votes may be given either personally or by proxy. On a poll, a holder entitled to more than one vote need not cast all the votes in the same way.
Restrictions on Voting
No holder shall, unless determined otherwise by the directors, be entitled to vote at any general meeting in respect of any share held by him or her, either personally or by proxy, or to exercise any privilege as a member, if:
•	any call or other sum presently payable by him or her to us in respect of the shares remains unpaid; or
•
the holder has been served with a notice under section 793 of the Companies Act and he or she has failed to provide us with information concerning interests in those shares required to be provided under the Companies Act.

Dividends
We may by ordinary resolution at a general meeting declare dividends out of profits available for distribution in accordance with the respective rights of holders but no such dividend shall exceed the amount recommended by the directors. There is no fixed date on which entitlement to dividends arises.
All dividends shall be declared and paid according to the amounts paid-up on the shares in respect of which the dividend is paid. All dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.
Insofar as, in the opinion of the directors, our profits justify such payments, the directors may pay interim dividends on shares of any class of such sums and on such dates and in respect of such periods as they think fit. Subject to their judgment, the directors may also pay half yearly or at other suitable intervals, any dividend which may be payable at a fixed rate.
The directors may deduct from any dividend or other monies payable on or in respect of a share all sums of money (if any) presently payable by the holder to us on account of calls or otherwise in relation to our shares. The directors may withhold dividends payable on shares after there has been failure to provide us with information concerning interests in those shares required to be provided under the Articles or the Companies Act until such failure has been remedied.
No dividend or other monies payable in respect of a share shall bear interest as against us unless otherwise provided by the rights attached to the share. Any dividend unclaimed after a period of 12 years from the date of its declaration shall be forfeited and cease to remain owing by us and shall then belong to us absolutely.
We may upon the recommendation of the directors by ordinary resolution at a general meeting direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company) and the directors shall give effect to such resolution.
There are no dividend restrictions or procedures for non-resident holders.

Uncertificated Shares
Subject to the Companies Act, the directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” (i.e., the CREST System) without a certificate. The directors have power to implement such arrangements as they think fit in order for any class of shares to be a participating security (subject always to CREST Regulations).
Change of Control
There are no provisions in the Articles which set out any ownership threshold above which share ownership must be disclosed.
Forfeiture or Lien
Notice on Failure to Pay a Call
If a holder fails to pay any call or “installment” of a call on the due date of payment, the directors may, at any time after the failure, serve a notice on him or her requiring payment and shall state that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited.
Lien on Partly-Paid Shares
We shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of such share.
Sale of Shares Subject to Lien
We may sell in such manner as the directors think fit any share on which we have a lien 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default.
Distributions on Winding Up
If we shall be wound up, the liquidator may, with the authority of a special resolution and subject to any sanction required by the Companies Act, divide among the holders in specie the whole or any part of our assets and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes or property and may determine how such divisions shall be carried out as between the holders or different classes of holders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of holders as the liquidator shall think fit but so that no holder shall be compelled to accept any shares in respect of which there is a liability.
Capitalization of Profits and Reserves
The directors may, with the sanction of our ordinary resolution at a general meeting, capitalize any sum standing to the credit of any of our reserve accounts (including its share premium account and capital redemption reserve) or any sum standing to the credit of its profit and loss account.
Such capitalization shall be effected by appropriating such sum to the holders of ordinary shares in proportion to their holdings of ordinary shares and applying such sum on their behalf in paying up in full unissued shares to be allotted as fully paid to those holders who would have been entitled to that sum if it were distributed by way of dividend.
Transfer of Shares
Transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable by the directors or as required by any rules from time to time made by any relevant operator of a system as defined by the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended (CREST Regulations). The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register in respect of such shares. All instruments of transfer which are registered may be retained by us.

The directors may refuse to register any transfer of any share which is not a fully paid share provided that the directors shall not refuse to register any transfer or renunciation of partly paid shares in breach of AIM Rules. The directors may also decline to register a transfer of shares (except for certain types of transfer) after there has been a failure to provide us with information concerning interests in those shares required to be provided under the Articles or the Companies Act until such failure has been remedied.
Conversion
There are no provisions in the Articles which prescribe any rights of conversion in relation to any class of shares.
No Sinking Fund
The ordinary shares do not have sinking fund provisions.
Holder Meetings
In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other meeting held in that year and within six months of the end of any financial period provided that not more than 15 months has elapsed between the date of our annual general meetings and the next. The annual general meeting shall be convened whenever and wherever the Board sees fit, subject to the requirements of the Companies Act, as described in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Notice of General Meetings” in this prospectus.
The directors may, whenever they think fit, and shall on requisition in accordance with the Companies Act, proceed to convene a general meeting.
Notices
An annual general meeting shall be called by 21 days’ notice and all other general meetings shall be called by 14 clear days’ notice (exclusive of the day on which the notice is served (or deemed served) and the day for which the notice is given).
The notice must be in writing and must specify the place, day and time of the meeting, the general nature of the business and, in the case of an annual general meeting, shall specify the meeting as such. We may give notice by electronic communication and/or by making it available on our website.
Directors
Number of Directors
Unless otherwise determined by special resolution of the shareholders, the directors shall not be fewer than two or more than seven in number.
Directors’ Fees
The ordinary remuneration of the directors shall from time to time be determined by the directors who may delegate their authority.
Directors’ Expenses
The directors are entitled to be paid all expenses properly incurred in attending meetings of the Board or of any committee of the Board or holders’ meetings or otherwise in connection with our business.
Retirement by Rotation
At each of our annual general meetings that occurs after September 25, 2021, one-third of the directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third, subject to a minimum of one) shall retire from office by rotation. A director retiring by rotation shall be eligible for re-election.

Restrictions on Voting
A director shall not vote (save as provided in the Articles) in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has a material interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. A director shall (in the absence of some other material interest than is indicated above) be entitled to vote (and be counted in the quorum) in respect of any resolution:
•	relating to the giving of any security, guarantee or indemnity in respect of:
•	money lent or obligations incurred by him or her or any other person at the request of or for our benefit or any of our subsidiaries; or
•	our or any of our subsidiaries’ debt or obligation for which he himself or she herself has assumed responsibility in whole or part by the giving of security under a guarantee or indemnity;
•
where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

•	relating to another company in which he does not hold an interest in shares representing 1% or more of either class of the equity share capital, or the voting rights in such company;
•	relating to a superannuation or retirement, benefits’ scheme or share option scheme or share incentive scheme under which he may benefit; or
•	concerning the purchase and/or maintenance of any insurance policy under which he may benefit.
Indemnities
Each of our directors, officers or employees is entitled to be indemnified out of our assets against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto. Without prejudice to the above the directors have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:
•	directors, alternative directors, officers or employees of a group company; or
•
trustees of any pension fund in which our employees or employees of any such other company or subsidiary undertaking are interested, including in each case insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to us or any other group company or pension fund.

Borrowing Powers
The directors may exercise all of our powers to borrow money, to guarantee and to mortgage or charge our undertaking, property, assets and uncalled capital and, subject to the Companies Act, to issue debentures and other securities, whether outright or as collateral security, for any of our or any third party’s debt, liability or obligation.
Disclosure of Interest in Shares
We may give notice pursuant to article 78 of the Articles and section 793 of the Companies Act to any person whom we know or have reasonable cause to believe:
•	to be interested in our shares; or
•	to have been so interested at any time in the three years immediately preceding the date on which the notice is to be issued.

The notice may require the person to:
•	confirm that fact or (as the case may be) to state whether or not it is the case; and
•
if he or she holds, or has during that time held, any such interest, to give such further information as may be required in accordance with section 793 of the Companies Act (including particulars of the interest (past or present) and the identity of the persons interested in the shares in question).

If we have served a disclosure notice on a person appearing to be interested in specified shares and we have not received the information required in the disclosure notice within the relevant period (as defined below) after service of the disclosure notice, subject to the other provisions of the Articles, the holder holding the specified shares shall not be entitled to vote at general meeting and in addition, if the holder holds 0.25% or more of any class of shares, such holder shall not be entitled to receive any dividend in respect of such shares or to transfer or agree to transfer such shares or rights therein. For the purposes of this paragraph, “relevant period” shall be: (i) 28 days, if a holder holds less than 0.25% of any class of shares; or (ii) 14 days, if a holder holds 0.25% or more of any class of shares.
Other UK Law Considerations
Notification of Voting Rights
A holder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority to notify us of the percentage of his or her voting rights if the percentage of voting rights which he or she holds as a holder or through his or her direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100%, as a result of an acquisition or disposal of shares or financial instruments.
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he or she wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority holders telling them that it will compulsorily acquire their shares. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority holders can be completed at the end of six weeks from the date the notice has been given, subject to the minority holders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority holders. The consideration offered to the outstanding minority holders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
Sell Out
The Companies Act also gives our minority holders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his or her shares if, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire (i) not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority holders to be bought out that is not less than three months after the end of the acceptance period. If a holder exercises his or her rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.
Purchase of Own Shares
Under English law, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased. Subject to the foregoing, we may purchase or may enter into any contract under which we will or may purchase, any of our own shares, including any redeemable shares. We completed a capital reduction of our share premium account which was formally approved at the UK High Court of Justice on November 5, 2019 following which we now have positive distributable reserves. Further, pursuant to an authority conferred by our shareholders at a general meeting on September 23, 2019, we agreed to repurchase 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. These ordinary shares are now held as treasury shares.
Distributions and Dividends
Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.
It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:
•
if, at the time that the distribution is made, the amount of its net assets (that is, the aggregate of the company’s assets less the aggregate of its liabilities) is no less than the aggregate of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.
City Code on Takeovers and Mergers
As a public company incorporated in England and Wales with our registered office in England and Wales which has shares admitted to AIM, we are subject to the UK City Code on Takeovers and Mergers (“City Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (“Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:
•
acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him or her are interested, carries 30% or more of the voting rights of our shares; or

•
who, together with persons acting in concert with him or her, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him or her, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or in the Articles on the right of non-residents to hold or vote shares.

Differences in Corporate Law
The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.
	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in the company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors
Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Vacancies on the Board of Directors
Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in the company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period beginning with the day following the company’s annual accounting reference date.
Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	England and Wales	Delaware
General Meeting
Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid-up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one-half of the total voting rights of all of them) convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings
Under the Companies Act, at least 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting, subject to a company’s articles of association providing for a longer period. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Quorum
Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one shareholder.

The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

	England and Wales	Delaware
Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Pre-emptive Rights
Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as ordinary shares, or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.

Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot
Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution has been passed by shareholders in a general meeting authorizing such allotment or the articles of association provide for such authorization, in each case in accordance with the provisions of the Companies Act.

Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	England and Wales	Delaware
Liability of Directors and Officers
Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).
		•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

		•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

		•	intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

		•	any transaction from which the director derives an improper personal benefit.

Voting Rights
For an English company it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales		Delaware

may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Shareholder Vote on Certain Transactions
The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•
the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
			•	the approval of the board of directors; and

•
approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

	•	the approval of the court.

	England and Wales		Delaware
Standard of Conduct for Directors	Under English law, a director owes various statutory and fiduciary duties to the company, including:
Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

•
to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole (and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, customers and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct and (vi) the need to act fairly as between members of the company);

	•	to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

	•	to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

	•	to exercise independent judgment;

	•	to exercise reasonable care, skill and diligence;

	•	not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and

	•	a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

	England and Wales	Delaware
Stockholder Suits
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

		•	state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

		•	allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

		•	state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Citibank, N.A. (“Citibank”) has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The ADSs represent ownership interests in securities that are on deposit with the depositary. The ADSs may be represented by certificates that are commonly known as American Depositary Receipts (“ADRs”). The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. (London), located at Citigroup Centre, Canary Wharf, London E14 5LB, United Kingdom.
Citibank has been appointed as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (https://www.sec.gov). Please refer to registration number 333-233844 when retrieving such copy.
This section contains a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, five ordinary shares that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an owner of ADSs, you will not be treated as a shareholder and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depositary Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, refers to you as the “holder.” When “you” is used, it is assumed that the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions made on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.
Distributions of Cash
If any cash distributions for the securities on deposit with the custodian are made, the funds will be deposited with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever a free distribution of ordinary shares for the securities on deposit with the custodian is made, the applicable number of ordinary shares will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give notice to the depositary and will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.
The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs. The depositary will not distribute the rights to you if:
•	no timely request that the rights be distributed to you is received or if we request that the rights not be distributed to you;
•	we fail to deliver satisfactory documents to the depositary; or
•	it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether it wishes the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if it has received all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•	we do not timely request that the property be distributed to you or if we request that the property not be distributed to you;
•	we do not deliver satisfactory documents; or
•	the depositary determines that all or portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the ordinary shares on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Ordinary Shares
Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.
After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by the legal considerations in the United States and England and Wales applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;
•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;
•	you are duly authorized to deposit the ordinary shares;
•
the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement);

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements; and
•	the deposit of shares does not violate any applicable provision of English law.
If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
•	provide any transfer stamps required by the State of New York or the United States; and
•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by the legal considerations in the United States and England and Wales applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:
•
temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;
•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit; and
•	other circumstances specifically contemplated by Section I.A.(I) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
The deposit agreement may not be modified to impair your right to withdraw the ordinary shares represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Certain Corporate Matters” in this prospectus. At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the custodian to vote) the securities (in person or by proxy) represented by the holder’s ADSs as follows:
•
If voting at the shareholders’ meeting by show of hands: The depositary will vote (or cause the custodian to vote) all the securities represented by ADSs in accordance with the voting instructions received from a majority of the ADS holders who provided voting instructions.

•
If voting at the shareholders’ meeting by poll: The depositary will vote (or cause the custodian to vote) the securities represented by ADSs in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. It cannot be assured you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:
Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)
Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

Service	Fees
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) converted
As an ADS holder you will also be responsible to pay certain charges such as:
•	taxes (including applicable interest and penalties) and other governmental charges;
•
the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•
the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

•
the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses we incur in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We will undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law). We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
Termination
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Transmission of Notices, Reports and Proxy Soliciting Material
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that are generally made available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you upon a request from us.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.
•
The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.
•
We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•
We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by us in good faith to be competent to give such advice or information.

•
We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.
•
Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the ordinary shares represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and other governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs; to deliver, transfer, split and combine ADRs; or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.
•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.
•	Hold the foreign currency (without liability for interest) for the applicable holders.
Governing Law and Waiver of Jury Trial
The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND AMERICAN DEPOSITARY SHARES ELIGIBLE FOR FUTURE SALE
All of the ADSs registered under this registration statement will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Historically, there has been no public market for the ADSs, and a regular trading market may not develop in the ADSs. Our ordinary shares will continue to be traded on AIM.
Our ordinary shares held by existing shareholders have not been registered under the Securities Act and may not be sold publicly in the United States unless they are registered or an exemption from the registration requirements is available.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose ordinary shares are aggregated) who is not considered to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act. In addition, under Rule 144, a person (or persons whose ordinary shares are aggregated) who is not considered to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares immediately upon the closing of this offering without restriction and without regard to whether we are in compliance with our reporting obligations under the Exchange Act.
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is an affiliate and has beneficially owned our ordinary shares for at least six months is entitled to sell within any three-month period a number of our ordinary shares that does not exceed the greater of 1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, and the average weekly trading volume of the ordinary shares, in the form of ADSs or otherwise, on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.
Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with reporting obligations under the Exchange Act.
In addition, in each case, these shares would remain subject to any lock-up agreements and would only become eligible for sale when the lock-up period expires.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S under the Securities Act provides that ordinary shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some other manner outside the United States without requiring registration in the United States.

Registration Rights
See “Related Party Transactions—Agreements with Principal Shareholders—Registration Rights Agreement” for a description of the registration rights affecting our ordinary shares.
Lock-Up Agreements
In connection with this offering, we and all of our directors and members of senior management and certain of our other existing securityholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our or their ADSs, shares or securities convertible into or exchangeable for ADSs or shares during the period from the date of the lock-up agreement continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of SVB Leerink LLC. See “Underwriting.” Following the lock-up periods set forth in the agreements described above, and assuming that SVB Leerink LLC does not release any parties from these agreements, all of the ADSs and shares that are held by these parties as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 and Regulation S under the Securities Act.
Equity Plans
As of December 31, 2019, options to purchase a total of 14,481,720 ordinary shares were issued and outstanding. Of the total number of issued and outstanding options, 2,712,679 will be vested upon the closing of this offering. All of our ordinary shares issuable under these options are subject to contractual lock-up agreements with us or the underwriters.
Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to     ordinary shares, in the aggregate, issued or reserved for issuance under our Share Option Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately, unless they are subject to the 90-day lock-up period described above.

INCOME TAX CONSIDERATIONS
Material U.S. Federal Income Tax Considerations
The following describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the ADSs. This section does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (“Code”), and U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), as well as judicial and administrative interpretations thereof as in effect as of the date of this prospectus. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretations could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (“IRS”), or U.S. courts will agree with the tax consequences described in this section. We undertake no obligation to publicly update or otherwise revise this section whether as a result of new Treasury Regulations, Code sections, judicial and administrative interpretations or otherwise.
This description applies only to U.S. Holders (as defined below) that purchase ADSs in this offering and hold the ADSs as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This section does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This section also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•	banks and other financial institutions;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	dealers or traders in securities or currencies that use a mark-to-market method of accounting;
•	broker-dealers;
•	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
•	persons holding the ADSs as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
•	U.S. expatriates;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	any entity or arrangement classified as partnership for U.S. federal income tax purposes or investors therein;
•
persons who own or are deemed to own, directly or constructively, 10% or more of the total combined voting power of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement; and
•	persons that held, directly, indirectly or by attributions, ownership interest in us prior to this offering.
THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ADSs that is for U.S. federal income tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the ADSs and partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the ADSs.
The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. The discussion below also assumes that we are not treated as a U.S. domestic corporation under Section 7874 of the Code as a result of the Acquisition. See “Risk Factors—Risks Related to Ownership of our ADSs and Ordinary Shares and this Offering.”
ADSs
For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the beneficial owners of the underlying shares represented by the ADSs and an exchange of ADSs for our shares generally will not be subject to U.S. federal income tax.
The U.S. Treasury Department and the IRS have expressed concerns that U.S. Holders of ADSs may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS has taken actions that are inconsistent with the U.S. Holder of the ADS being treated as the beneficial owner of the underlying security. Such actions also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. Holders of ADSs, including individual U.S. Holders. Accordingly, the availability of foreign tax credits or the reduced U.S. federal income tax rate for “qualified dividend income,” each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us, if as a result of such actions the U.S. Holder of an ADS is not properly treated as the beneficial owner of the underlying share.
U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of ADSs in their particular circumstances.
Dividends and Other Distributions
Subject to the passive foreign investment company (“PFIC”), rules discussed below, the gross amount of any distribution made by us to a U.S. Holder with respect to the ADSs (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received by the depositary, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, we do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that we pay will not be eligible for the dividends-received deduction allowed to qualifying corporations under Section 243 of the Code.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends paid on the ADSs may be eligible to be taxed at favorable rates applicable to “qualified dividend income,” provided that (1) the ADSs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either our taxable year in which the dividend is paid or the preceding taxable year (3) certain minimum holding period and other requirements are met and (4) the relevant U.S. Holder is not under any obligation to make related payments with respect to persons in substantially similar or related property.

Under a published IRS Notice, common or ordinary shares, or ADSs representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are expected to be. U.S. Holders should consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs.
The amount of any distribution paid in a currency other than U.S. dollars will be included in a U.S. Holder’s income in an amount equal to the U.S. dollar value of such currency calculated by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the distribution is converted into, or exchanged for, U.S. dollars after the date of receipt.
Any dividends we pay to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. However, if 50% or more of our stock is treated as held by US persons, we will be treated as a “United States-owned foreign corporation.” In that case, dividends may be treated, for foreign tax credit limitation purposes, as income from sources outside the United States to the extent attributable to our non-U.S. source earnings an profits, and as income from sources within the United States to the extent attributable to our U.S. source earnings and profits. If any United Kingdom taxes are withheld with respect to dividends paid to a U.S. Holder with respect to the ADSs, subject to certain conditions and limitations provided in the Code and the applicable Treasury Regulations (including a minimum holding period requirement), such taxes may be treated as non-U.S. taxes eligible for credit against such U.S. holder’s U.S. federal income tax liability (to the extent not exceeding the withholding rate applicable to the U.S. Holder). In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes, including any United Kingdom taxes withheld from dividends on the ADSs, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all non-U.S. taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of the United Kingdom or under an applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.
The rules relating to the determination of the U.S. foreign tax credit and the deduction of non-U.S. taxes are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit or deduction may be available in their particular circumstances.
Taxable Dispositions of the ADSs
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the holder’s tax basis in the ADS. The U.S. Holder’s tax basis in the ADSs generally will equal the cost of the ADSs to the U.S. Holder. The gain or loss generally will be capital gain or loss, and generally will be a long term capital gain or loss if the U.S. Holder has held the ADS for more than one year at the time of disposition. For certain non-corporate taxpayers (including individuals), long term capital gains are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that a U.S. Holder recognizes on a sale or other taxable disposition of an ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of any gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Considerations
Based on the current and anticipated value of our assets and the nature and composition of our income and assets, we do not expect to be a PFIC for our current taxable year ending December 31, 2020, or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the active or passive character of each item of income that we earn, and is subject to uncertainty in several respects. Changes in the nature or composition of our income or assets, the structure of our operation or the value of our assets may cause us to become a PFIC. The determination of the value of our assets may depend in part upon the value of our goodwill not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time, which may be volatile). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2020, or for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless the U.S. Holder has made a “deemed sale” election under the PFIC Rules when we cease to be a PFIC.
A non-U.S. corporation such as us will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:
•	at least 75% of its gross income for such year is “passive income” for purposes of the PFIC rules; or
•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock.
If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs, then, unless such U.S. Holder makes a “mark-to-market” election (as discussed below), such U.S. Holder generally would be subject to special adverse tax rules with respect to any “excess distribution” that it receives from us and any gain that it recognizes from a sale or other disposition, including, in certain circumstances, a pledge, of ADSs. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions that it received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these rules:
•	the excess distribution or recognized gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs;
•
the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were treated as a PFIC, would be treated as ordinary income; and

•
the amount of the excess distribution or recognized gain allocated to each other taxable year would be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC, each such entity referred to as a lower-tier PFIC, for purposes of the application of these rules. U.S. Holders should consult their own tax advisor regarding the application of the PFIC rules to any of our lower-tier PFICs.
If we were a PFIC for any taxable year during which a U.S. Holder holds ADSs, then in lieu of being subject to the tax and interest-charge rules discussed above, the U.S. Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that our ADSs constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Shares or ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We expect that the ADSs, but not our shares, will be listed on the Nasdaq, which is a qualified exchange or other market for these purposes.
Consequently, if the ADSs are listed on the Nasdaq and are regularly traded, we expect that the mark-to-market election would be available to U.S. Holders of ADSs if we were to become a PFIC, but no assurances are given in this regard.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (unless the shares in such lower-tier PFIC are themselves treated as marketable stock), if we were a PFIC for any taxable year, a U.S. Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to the ADSs only if we agree to furnish such U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury Regulations. We do not intend to provide such information, and thus we do not expect that a U.S. Holder will be able to make a qualified electing fund election.
If a U.S. Holder owns ADSs during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) generally will be required to file an IRS Form 8621 with such holder’s U.S. federal income tax return for that year.
U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the ADSs.
Information Reporting and Backup Withholding
Dividend payments with respect to the ADSs and proceeds from a sale, exchange, redemption or other taxable disposition of the ADSs made within the United States or through certain U.S. related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders of the ADSs should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
Certain U.S. Holders may be required to comply with certain reporting requirements relating to the ADSs, including filing IRS Form 8938, with respect to the holding of certain foreign financial assets, including stock of foreign issuers (such as us), either directly or through certain foreign financial institutions, if the aggregate value of all such assets exceeds $50,000 on the last day of the tax year or $75,000 at any time during the tax year. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding the application of these rules to their ownership of the ADSs.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ADSs.

United Kingdom Tax Considerations
The following is a general summary of certain UK tax considerations relating to the ownership and disposal of the ADSs and does not address all possible tax consequences relating to an investment in the ADSs. It is based on current UK tax law and generally published HM Revenue & Customs (“HMRC”) practice as at the date of this prospectus supplement, both of which are subject to change, possibly with retrospective effect.
Save as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of ADSs is connected (“UK Holders”). Persons (a) who are not resident (or, if resident are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisers in relation to their taxation obligations.
This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law. In particular, this summary:
•
only applies to the absolute beneficial owners of the ADSs and any dividends paid in respect of the ordinary shares represented by the ADSs where the dividends are regarded for UK tax purposes as that person’s own income (and not the income of some other person); and

•
(a) only addresses the principal UK tax consequences for investors who hold the ADSs as capital assets/investments, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities or tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the Company (or of any related company) and has not (and is not deemed to have) acquired the ADSs by reason of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ADSs), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the Company, and is not otherwise connected with the Company.

This summary further assumes that a holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares for UK direct tax purposes.
POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UK TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs (OR UNDERLYING ORDINARY SHARES), IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.
Taxation of dividends
Withholding Tax
Dividend payments in respect of the ordinary shares represented by the ADSs may be made without withholding or deduction for or on account of UK tax.
Income Tax
Dividends received by individual UK Holders will be subject to UK income tax on the amount of the dividend paid.
The first £2,000 of dividend income received by an individual UK Holder in a tax year will be subject to a nil rate of tax regardless of the amount of the individual’s other taxable income.

Dividend income in excess of the £2,000 to which the nil rate of tax applies will be taxed at the rate of 7.5% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, does not exceed the basic rate income tax limit, at the rate of 32.5% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the basic rate income tax limit but does not exceed the higher rate income tax limit, and at the rate of 38.1% to the extent that the dividend, when treated as the top slice of the relevant UK Holder’s income, exceeds the higher rate income tax limit.
An individual holder of ADSs who is not a UK Holder will not be chargeable to UK income tax on dividends paid by the Company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to UK income tax on dividends received from the Company.
Corporation Tax
A UK Holder within the charge to UK corporation tax may be entitled to exemption from UK corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the gross amount of any dividends. If potential investors are in any doubt as to their position, they should consult their own professional advisers.
A corporate holder of ADSs that is not a UK Holder will not be subject to UK corporation tax on dividends received from the Company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from UK corporation tax discussed above does not apply, be chargeable to UK corporation tax on dividends received from the company.
Taxation of disposals
UK Holders
A disposal or deemed disposal of ADSs by an individual UK Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of UK capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for individuals for the 2019/2020 tax year is £12,000. On March 23, 2020, an order was made setting the annual exemption for individuals for the 2020/2021 tax year at £12,300. If, after all allowable deductions, an individual UK Holder’s total taxable income (which, for the avoidance of doubt, includes any dividend income within the £2,000 nil rate band described above) for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ADSs will be taxed at 20%. If, after all allowable deductions, an individual UK Holder’s total taxable income for the year does not exceed the basic rate income tax limit, and assuming the individual does not have any other taxable capital gains in the tax year that would use up the remaining basic rate allowance, a taxable capital gain accruing on a disposal of ADSs will be taxed at 10% on an amount that, when treated as the top slice of the relevant UK Holder’s income/gains, does not exceed the basic rate income tax and at 20% on the remainder.
A disposal of ADSs by a corporate UK Holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax.
Any gains or losses in respect of currency fluctuations over the period of holding the ADSs would also be brought into account on the disposal.
Non-UK Holders
An individual holder who is not a UK Holder will not be liable to UK capital gains tax on capital gains realized on the disposal of his or her ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to UK capital gains tax on chargeable gains arising from a disposal of his or her ADSs. Furthermore, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).
A corporate holder of ADSs that is not a UK Holder will not be liable for UK corporation tax on chargeable gains realized on the disposal of its ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ADSs (or underlying ordinary shares) are attributable. In these circumstances, a disposal of ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax.
Stamp Duty and Stamp Duty Reserve Tax
Issue of Ordinary Shares
No UK stamp duty or stamp duty reserve tax (“SDRT”) is payable on the issue of the underlying ordinary shares in the company.
Transfer of Ordinary Shares
Neither UK stamp duty nor SDRT should arise on transfers of the underlying ordinary shares (including instruments transferring ordinary shares and agreements to transfer ordinary shares) on the basis that the ordinary shares are admitted to trading on AIM, provided the following requirements are (and continue to be) met:
•	the ordinary shares are admitted to trading on AIM but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the UK Finance Act 1986); and
•	AIM continues to be accepted as a “recognized growth market” (as construed in accordance with section 99A of the UK Finance Act 1986).
In the event that either of the above requirements is not met, stamp duty or SDRT will generally apply to transfers of, or agreements to transfer, ordinary shares. Where applicable, the purchaser normally pays the stamp duty or SDRT.
Issue and Transfer of ADSs
No UK stamp duty or SDRT is payable on the issuance of the ADS. Based on current HMRC published practice, no UK stamp duty should be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS, on the basis that a depositary receipt is not regarded as “stock” or a “marketable security” for UK stamp duty purposes.
No SDRT will be payable on an agreement to transfer an ADS, as a depositary receipt is not considered a “chargeable security” for the purposes of SDRT.

UNDERWRITING
SVB Leerink LLC, 1301 Avenue of the Americas, 12th Floor, New York, NY, 10019, and Cantor Fitzgerald & Co., 499 Park Avenue, New York, NY, 10022, are acting as representatives of each of the underwriters named below and as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.
Underwriter	Number of Shares
SVB Leerink LLC
Cantor Fitzgerald & Co
Canaccord Genuity LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of the ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
Any purchases of ADSs by the underwriters pursuant to the underwriting agreement are carried out by the underwriters agreeing, severally and not jointly, to subscribe for ordinary shares and deposit such ordinary shares with the depositary, receiving in return the ADSs.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the ADSs representing ordinary shares that they subscribe for pursuant to the underwriting agreement, subject to prior issue, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and the ordinary shares underlying the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per ADS. After the initial offering of the ADSs, the public offering price, concession or any other term of the offering may be changed by the representatives.
The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.
Total
	Per ADS	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $  . We also have agreed to reimburse the underwriters for up to $   for their Financial Industry Regulatory Authority, Inc. (“FINRA”) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional ADSs
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to    additional ADSs at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any of our ordinary shares or securities convertible into or exchangeable or exercisable for our ordinary shares, which includes ADSs, for 90 days after the date of this prospectus without first obtaining the written consent of SVB Leerink LLC on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•	offer, pledge, sell or contract to sell any of our ordinary shares;
•	sell any option or contract to purchase any of our ordinary shares;
•	purchase any option or contract to sell any of our ordinary shares;
•	grant any option, right or warrant for the sale of any of our ordinary shares;
•	otherwise dispose of or transfer any of our ordinary shares;
•	request or demand that we file a registration statement related to any of our ordinary shares; or
•
enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any of our ordinary shares, whether any such swap, agreement or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

This lock-up provision applies to our ordinary shares and to securities convertible into or exchangeable or exercisable for our ordinary shares, which includes ADSs. It also applies to our ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Nasdaq Global Select Market Listing
We have applied to list the ADSs on The Nasdaq Global Select Market, subject to notice of issuance, under the symbol “AMYT.”
Determination of Offering Price
Before this offering, there has been no public market for the ADSs. The initial public offering price will be determined through negotiations between us and the representatives, and will be based on the last closing price of our ordinary shares on AIM prior to the pricing of the ADSs, as well as prevailing market conditions and the following factors:
•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.
Stamp Taxes
If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price. Furthermore, stabilization transactions will also need to comply with European Union laws and notably the EU Market Abuse Regulation no. 596/2014.
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the closing of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
The underwriters may also engage in passive market making transactions in ADSs on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of ADSs in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
This document is not a prospectus for the purposes of the Prospectus Regulation.
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
A.	to any legal entity that is a qualified investor as defined under the Prospectus Regulation;
B.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
MiFID II Product Governance
Any person offering, selling or recommending the ADSs (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ADSs (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (“Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.
The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the ADSs must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong
The ADSs have not been offered or sold, and will not be offered or sold, in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Qatar
The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. This prospectus is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;
•	as specified in Section 276(7) of the SFA; or
•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in Switzerland
The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

EXPENSES OF THIS OFFERING
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, that we expect to incur in connection with the sale of the ADSs being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market listing fee.
Item	Amount to be Paid
SEC registration fee	$ *
FINRA filing fee	$*
Nasdaq Global Select Market listing fee	$*
Printing and engraving expenses	$*
Legal fees and expenses	$*
Accounting fees and expenses	$*
Miscellaneous expenses	$*
Total	$*
*	To be provided by amendment.

LEGAL MATTERS
The validity of the issuances of the shares underlying the ADSs offered in this prospectus and certain other matters of English law and U.S. federal law will be passed upon by Gibson, Dunn & Crutcher UK LLP and Gibson, Dunn & Crutcher LLP, respectively. Covington & Burling LLP is counsel to the underwriters in connection with this offering with respect to U.S. law and English law.
EXPERTS
The audited financial statements of Amryt included in this prospectus have been so included in reliance on the report of Grant Thornton, independent registered public accountants upon the authority of said firm as experts in accounting and auditing. The registered business address of Grant Thornton is 13-18 City Quay, Dublin 2, Ireland.
The consolidated financial statements of Aegerion Pharmaceuticals, Inc. and its subsidiaries as of December 31, 2018 and 2017, and for the years then ended, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes emphasis of matter paragraphs referring to our ability to continue as a going concern, transactions with Aegerion’s former parent and bankruptcy proceedings). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The registered business address of Deloitte & Touche LLP is 200 Berkeley Street, Boston, Massachusetts 02116.
CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
At the general meeting of our shareholders held on July 10, 2018, Grant Thornton was approved as the new external audit firm of Amryt for the 2018 reporting year, replacing BDO LLP. The appointment of Grant Thornton was the result of Board discussions completed on August 27, 2018 and the recommendation of Grant Thornton by our audit committee. BDO LLP resigned as the statutory auditor of Amryt on August 27, 2018.
During the two years prior to December 31, 2017 and the subsequent interim period through August 27, 2018, BDO LLP performed audits in accordance with the International Standards on Auditing (UK and Ireland) of our consolidated financial statements prepared under International Financial Reporting Standards as adopted by the European Union. In connection with these audits, (1) BDO LLP did not issue any reports on our financial statements that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of BDO LLP qualified or modified as to uncertainty, audit scope or accounting principles; (2) there were no disagreements over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to BDO LLP’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports; and (3) no “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F occurred.
We have provided BDO LLP with a copy of this report prior to its filing with the SEC and requested that it furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter is filed as exhibit 16.1 to the registration statement of which this prospectus forms a part.
Furthermore, in the two years ended December 31, 2017, and the subsequent interim period through August 27, 2018, we did not consult with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements or (ii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as defined in Item 16F(a)(1)(v) of Form 20-F.

ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.
In addition, uncertainty exists as to whether the courts of England and Wales would:
•
recognize or enforce judgments of United States courts obtained against it or its directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
We have been advised by Gibson, Dunn & Crutcher LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Gibson, Dunn & Crutcher LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;
•
England and Wales courts had jurisdiction over the matter on enforcement and it either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;
•
the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by fraud;
•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;
•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;
•
the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and
•	the English enforcement proceedings were commenced within the limitation period.
Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, no assurance can be made that those judgments will be recognized or enforceable in England and Wales.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our ordinary shares and ADSs, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is https://www.sec.gov. We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters on our website https://www.amrytpharma.com/. The reference to our website address does not constitute incorporation by reference of the information contained on or available through our website, and you should not consider it to be a part of this prospectus.
Upon completion of this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F within four months after the end of our fiscal year. Our annual consolidated financial statements will be prepared in accordance with IFRS as issued by the IASB and certified by an independent public accounting firm.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.
We will send the depositary a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. The depositary will, if we so request, mail to all registered holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the depositary from us or will make available to all registered holders of ADSs such notices and all such other reports and communications received by the depositary from us.

Amryt Pharma plc
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Amryt Pharma Plc
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Amryt Pharma Plc and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, cash flows, and changes in equity for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton
GRANT THORNTON
Dublin, Ireland
We have served as the Company’s auditor since 2018.
April 20, 2020

Amryt Pharma plc

Consolidated Statement of Financial Position
		Year ended December 31,
		2019	2018
	Note	US$’000
Assets
Non-current assets
Goodwill	12	$30,813	$—
Intangible assets	12	350,953	60,297
Property, plant and equipment	13	3,036	1,098
Other non-current assets		2,306	149
Total non-current assets		387,108	61,544
Current assets
Trade and other receivables	14	36,387	5,927
Inventories	15	43,623	2,137
Cash and cash equivalents, including restricted cash	16	67,229	11,226
Total current assets		147,239	19,290
Total assets		534,347	80,834

Equity and liabilities
Equity attributable to owners of the parent
Share capital	17	11,918	25,198
Share premium	17	2,422	68,233
Other reserves		248,656	(24,865)
Accumulated deficit		(133,674)	(72,263)
Total equity		129,322	(3,697)
Non-current liabilities
Contingent consideration	6	102,461	47,316
Deferred tax liability	18	18,921	6,161
Long term loan	19	81,610	19,011
Convertible notes	20	96,856	—
Provisions and other liabilities	22	4,963	—
Total non-current liabilities		304,811	72,488
Current liabilities
Trade and other payables	21	76,596	12,043
Provisions and other liabilities	22	23,618	—
Total current liabilities		100,214	12,043
Total liabilities		405,025	84,531
Total equity and liabilities		$534,347	$80,834

Amryt Pharma plc

Consolidated Statement of Comprehensive Loss
		Year ended December 31,
		2019	2018
	Note	US$’000
Revenue	3	$58,124	$17,095
Cost of sales	4	(42,001)	(6,266)
Gross profit		16,123	10,829
Research and development expenses		(15,827)	(10,703)
Selling, general and administrative expenses		(35,498)	(17,342)
Restructuring and acquisition costs	6	(13,038)	—
Share based payment expenses	5	(841)	(821)
Impairment charge	12	(4,670)	—
Operating loss before finance expense	7	(53,751)	(18,037)
Non-cash change in fair value of contingent consideration	6	(8,251)	(10,566)
Net finance expense	9	(4,759)	(1,841)
Loss on ordinary activities before taxation		(66,761)	(30,444)
Tax credit/(charge) on loss on ordinary activities	10	1,226	(43)
Loss for the year attributable to the equity holders of the Company		(65,535)	(30,487)
Exchange translation differences which may be reclassified through profit or loss		781	(77)
Total other comprehensive profit/(loss)		781	(77)
Total comprehensive loss for the year attributable to the equity holders of the Company		$(64,754)	$(30,564)

Loss per share
Loss per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	11	$(0.86)	$(0.67)

Amryt Pharma plc

Consolidated Statement of Cash Flows
		Year ended December 31,
		2019	2018
	Note	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		$(65,535)	$(30,487)
Net finance expense	9	4,759	1,841
Depreciation and amortization	12, 13	12,655	367
Amortization of inventory fair value step-up	4, 7	10,367	—
Loss on disposal of fixed assets		43	—
Share based payment expenses	5	841	821
Non-cash change in fair value of contingent consideration	6	8,251	10,566
Impairment of intangible asset	12	4,670	—
Deferred taxation credit		(1,665)	—
Movements in working capital and other adjustments:
Change in trade and other receivables	14	(4,732)	(532)
Change in trade and other payables	21	(6,356)	3,051
Change in provision and other liabilities	22	4,922	—
Change in inventories	15	(5,894)	(928)
Change in non-current assets		177	(153)
Net cash flow used in operating activities		(37,497)	(15,454)

Cash flow from investing activities
Net cash received on acquisition of subsidiary	6	24,985	—
Payments for property, plant and equipment	13	(578)	(80)
Payments for intangible assets	12	(74)	(155)
Deposit interest received		92	6
Net cash flow from (used in) investing activities		24,425	(229)

Cash flow from financing activities
Proceeds from issue of equity instruments - net of expenses	17	63,009	—
Proceeds from long term borrowings net of debt issue costs	19	31,176	5,914
Repayment of long term debt	19	(21,990)	—
Interest paid	19	(6,253)	(283)
Payment of deferred consideration		—	(2,366)
Net cash flow from financing activities		65,942	3,265

Exchange and other movements		3,133	(767)
Net change in cash and cash equivalents		56,003	(13,185)
Cash and cash equivalents at beginning of year		11,226	24,411
Restricted cash at end of year	16	2,032	1,362
Cash at bank available on demand at end of year	16	65,197	9,864
Total cash and cash equivalents at end of year	16	$67,229	$11,226

Amryt Pharma plc

Consolidated Statement of Changes in Equity
		Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
	Note	US$'000
Balance at January 1, 2018		$25,198	$68,233	$—	$—	$5,659	$42,627	$(73,914)	$—	$—	$26	$(41,783)	$26,046
Loss for the year		—	—	—	—	—	—	—	—	—	—	(30,487)	(30,487)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(77)	—	(77)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(77)	(30,487)	(30,564)
Transactions with owners
Share based payment expense	5	—	—	—	—	821	—	—	—	—	—	—	821
Share based payment expense – Lapsed		—	—	—	—	(7)	—	—	—	—	—	7	—
Total transactions with owners		—	—	—	—	814	—	—	—	—	—	7	821
Balance at December 31, 2018		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Balance at January 1, 2019		25,198	68,233	—	—	6,473	42,627	(73,914)	—	—	(51)	(72,263)	(3,697)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(65,535)	(65,535)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	781	—	781
Total comprehensive loss		—	—	—	—	—	—	—	—	—	781	(65,535)	(64,754)
Transactions with owners
Share consolidation	17	(21,262)	21,262	—	—	—	—	—	—	—	—	—	—
Issue of shares in August 2019 equity fund raise	17	533	7,467	—	—	—	—	—	—	—	—	—	8,000
Issue costs associated with August 2019 equity fund raise	17	—	(1,886)	—	—	—	—	—	—	—	—	—	(1,886)
Acquisition of subsidiary without a change of control	17	(495)	(3,726)	—	—	—	—	—	—	(2,969)	7,190	—	—
Issue of shares and warrants in consideration of Aegerion Acquisition	17	5,759	132,392	14,464	—	—	—	—	—	—	—	—	152,615
Issue of shares and warrants in equity fund raise	17	2,059	47,338	10,603	—	—	—	—	—	—	—	—	60,000
Issue costs associated with September 2019 equity fund raise	17	—	(2,575)	(530)	—	—	—	—	—	—	—	—	(3,105)
Issue of convertible notes	20	—	—	—	—	—	—	—	29,210	—	—	—	29,210
Issue of contingent value rights	6	—	—	—	—	—	—	—	—	(47,902)	—	—	(47,902)
Transfer to distributable reserves	17	—	(268,505)	—	—	—	—	—	—	268,505	—	—	—
Treasury shares acquired in consideration for additional warrants	17	—	—	7,534	(7,534)	—	—	—	—	—	—	—	—
Issue of shares in exchange for warrants in December 2019	17	126	2,422	(2,548)	—	—	—	—	—	—	—	—	—
Share based payment expense	5	—	—	—	—	841	—	—	—	—	—	—	841
Share based payment expense – Lapsed		—	—	—	—	(4,124)	—	—	—	—	—	4,124	—
Total transactions with owners		(13,280)	(65,811)	29,523	(7,534)	(3,283)	—	—	29,210	217,634	7,190	4,124	197,773
Balance at December 31, 2019		$11,918	$2,422	$29,523	$(7,534)	$3,190	$42,627	$(73,914)	$29,210	$217,634	$7,920	$(133,674)	$129,322

1. General information
We are a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.
As used herein, references to “we,” “us,” “Amryt” or the “Group” in these consolidated financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the “Company” in these consolidated financial statements shall mean Amryt Pharma plc.
Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on the AIM market of the London Stock Exchange (ticker: AMYT) and the Euronext Growth Exchange of the Irish Stock Exchange (ticker: AYP).
Aegerion Pharmaceuticals, Inc. (“Aegerion”), a former subsidiary of Novelion Therapeutics Inc., is a rare and orphan disease company with a diversified offering of multiple commercial and development stage assets. The acquisition of Aegerion by Amryt in September 2019 has given Amryt an expanded commercial footprint to market two U.S. and EU approved products, lomitapide (JUXTAPID (U.S.) / LOJUXTA (EU)) and metreleptin (MYALEPT (U.S.) / MYALEPTA (EU)).
On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every six existing ordinary shares were consolidated into one ordinary share. The number of shares in issue at December 31, 2018 has been adjusted to reflect this share consolidation on July 10, 2019 for the purposes of the loss per share calculation. The number of share options outstanding at January 1, 2018 and the share options granted and lapsing during the year ended December 31, 2018 have been restated to reflect the 2019 share consolidation.
On September 20, 2019, Amryt registered FILSUVEZ as the trademark name for the Group’s lead development asset, AP101, in the European Union. On February 2020, Amryt also registered this trademark name in the United States and is in the process of registering the FILSUVEZ trademark in other key jurisdictions.
2. Accounting policies
Basis of preparation
The consolidated financial statements of the Company and its subsidiaries (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Except for the new accounting standards to IFRS that have been adopted by the Group, effective January 1, 2019, the financial statements have been prepared using the same accounting policies as 2018.
The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 20, 2020.
Basis of going concern
Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these consolidated financial statements and that it is appropriate to continue to prepare the consolidated financial statements on a going concern basis.
As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for 12 months from the date of approval of the consolidated financial statements for the year ended December 31, 2019.
A key consideration for the impact on going concern is the acquisition of Aegerion, which was completed in September 2019. This acquisition represents a significant step forward for Amryt and has created value for Amryt with immediate effect post-deal close through enhanced scale of the combined Group, which has the potential to drive revenues and deliver operational synergies through a combination of medical, commercial, clinical, development and regulatory infrastructure. Additionally, Amryt completed a US$60,000,000 fundraising as part of the acquisition of Aegerion.

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Group for the years ended December 31, 2019 and 2018. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.
Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the consolidated financial statements.
Merger reserve
The merger reserve was created on the acquisition of Amryt Pharmaceuticals DAC (“Amryt DAC”) by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the Companies Act 2006, the premium on these shares has been included in a merger reserve.
Presentation of balances
Beginning January 1, 2018 (the earliest period presented), the Company changed its reporting currency from Euros (“€”) to U.S. dollars (“US$”) to align with the new functional currency of the Company, subsequent to the Aegerion acquisition in September 2019, and to provide greater clarity to users of these consolidated financial statements. The change in reporting currency was applied retrospectively beginning January 1, 2018 using the following procedures:
•	assets and liabilities were translated from their Euro functional currency to U.S. dollars using the exchange rate in effect at the balance sheet date;
•	income and expenditure was translated at the average rate of exchange prevailing for the relevant period; and
•
opening shareholders’ equity at January 1, 2018 was translated at the historic rate on that date and any other movements in shareholders’ equity during the year have been translated using the rates prevailing on the date of the transaction.

Any differences which arose due to the change in reporting currency have been posted to the currency translation reserve.
The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:
Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to December 31, 2019	0.8932	0.7836	0.9938	9.4533	8.7976	6.6690
At December 31, 2019	0.8929	0.7624	0.971	9.3282	8.8046	6.6698
Foreign currency units to 1 US$	€	£	CHF	SEK	NOK	DKK
Average period to 31 December 2018	0.8455	0.7485	0.9763	8.6784	8.1289	6.2997
At 31 December 2018	0.8739	0.7833	0.9976	9.0855	8.5654	6.5700
(€ = Euro; £ = Pounds Sterling, CHF = Swiss Franc, SEK = Swedish Kroner, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures
New standards and amendments to IFRS effective as of January 1, 2019 that are relevant to the Group have been reviewed by the Group. These standards and amendments are described in more detail below.
Adoption of new standards issued and effective as of January 1, 2019
Impact of initial application of IFRS 16 Leases
IFRS 16 replaced IAS 17, Leases, and the related interpretations. The Group adopted IFRS 16 effective January 1, 2019 by applying the modified retrospective approach. The Group also elected various practical expedients, including the election to not separate lease and non-lease components, the election for leases of low value assets, and the election to not record leases with an initial term of 12 months or less on the statement of financial position. As a result of these elections, each lease component and any associated non-lease components are accounted for as a single lease, and leases with a total maximum term of 12 months and leases for underlying assets of low value will be exempt from balance sheet recognition.
Under IFRS 16, at the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e. the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset).
Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Under IFRS 16 lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g. a change in lease term or a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.
Upon the initial application of IFRS 16 as of January 1, 2019, the Group recognized right-of-use asset and lease liabilities of US$874,000. The lease liabilities were discounted using the discount rates, which were arrived at using a methodology to calculate incremental borrowing rates across the Group as of January 1, 2019. The weighted average discount rate was 6.64%. Additionally, as a result of the adoption of IFRS 16, total amount of depreciation recognized related to the right-of-use assets was US$321,000 during the year ended December 31, 2019; total amount of interest expense recognized on the lease liability was US$36,000 during the year ended December 31, 2019.
The impact on the opening Retained earnings is considered immaterial, hence no adjustments were made to the Retained earnings as a result of adoption of IFRS 16.
In the current year, the Group has applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for annual period begins on or after January 1, 2019. These amendments and interpretations do not have significant impact on the disclosures or the amounts reported in these consolidated financial statements.
•	IAS 19 Employee Benefits (Amendment on Employee Benefits Plan, Amendment, Curtailment or Settlement)
•	IFRIC 23 Uncertainty over Income Tax Payments
•	IFRS 9 Prepayment Features with Negative Compensation (Amendment to IFRS 9)
•	IAS 28 Long-term Interests in Associates and Joint Ventures (Amendment to IAS 28)
•	Annual improvements to IFRS 2015-2017 Cycle
Standards issued but not yet effective
There were a number of standards and interpretations which were in issue at December 31, 2019 but were not effective at December 31, 2019 and have not been adopted for these financial statements.
•	Definition of Business (Amendment to IFRS 3 Business Combination)
•	IFRS 17 Insurance Contracts
•	Definition of Material (Amendments to IAS 1 and 8)
•	Conceptual Framework for Financial Reporting

These amendments are not expected to have significant impact on disclosures or amounts reported in the consolidated financial statements in the period of initial application.
Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
The critical accounting policies which involve significant estimates, assumptions or judgements, the actual outcome of which could have a material impact on the Group’s results and financial position outlined below, are as follows:
Valuation of convertible notes
In conjunction with the accounting for financial instruments, the Group recorded compound financial instruments related to the convertible notes that were issued on September 24, 2019. In determining the classification of the convertible notes, the Group assessed the fixed-for-fixed criteria and considered that this was met and the number of shares that can be converted by holders of the notes is fixed. The compound financial instrument consists of a liability component and an equity component. The liability component is valued using an estimated discounted cash flow calculation based on the future contractual cash flows in the contract which are discounted at a rate of interest an identical financial instrument without a conversion feature would be subject to. Factors that are considered in estimating the prevailing market rate of interest include or are not limited to:
•	loan term and maturity;
•	repayment profile during the loan term other than interest;
•	level of loan security; and
•	principal amount of the loan.
Valuation of acquired assets
In conjunction with the accounting for business combinations, the Group recorded intangible assets such as in connection with the Aegerion acquisition, primarily related to developed technology on the commercially marketed products, and inventories which include raw materials and finished goods. The identifiable intangible assets and inventories are measured at their respective fair values as of the acquisition date. When significant identifiable intangible assets and inventories are acquired, the Group determines the fair values of these assets as of the acquisition date. The models used in valuing these intangible assets and inventories require the use of significant estimates and assumptions including but not limited to:
Intangible assets
•	estimates of revenues and operating profits related to the products or product candidates;
•	the probability of success for unapproved product candidates considering their stages of development;
•	the time and resources needed to complete the development and approval of product candidates;
•	projecting regulatory approvals;
•	developing appropriate discount rates and probability rates by project; and
•	tax implications, including the forecasted effective tax rate.

Inventories
•	estimates of saleable inventory and non-saleable inventory, which was determined by a sales forecast and production timeline; and
•	expected selling price and estimated costs of disposal.
The Group believes the fair values used to record intangible assets and inventories acquired in connection with a business combination are based upon reasonable estimates and assumptions given the facts and circumstances as of the acquisition date.
Valuation of contingent value rights (“CVRs”)
The Group issued CVRs for payments to its shareholders based on the occurrence of two milestones related to AP101, its pipeline product. The CVRs have pre-determined payouts, based on the occurrence of a future event. If the event does not occur, the CVR expires as worthless. The fair value of the CVRs is estimated as of September 24, 2019, based on the following key assumptions:
•	expected timing of achievement of the two milestones (U.S. Food and Drug Administration (“FDA”) approval and European Medicines Agency approval) related to AP101;
•	probabilities of achievements;
•	revenue forecast related to AP101; and
•	the appropriate discount rate selected to measure the risks inherent in the future cash flows.
The Group believes the fair value of the CVRs is based upon reasonable estimates and assumptions given the facts and circumstances as of the valuation date.
Impairment of intangible assets and goodwill
The impairment assessment for intangible assets requires management to make significant judgements and estimates to determine the fair value of the assets. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. A detailed discussion of the impairment methodology applied and key assumptions used by the Group in the context of long-lived assets is provided in Note 12, Intangible assets and goodwill, to the consolidated financial statements. The assumptions and conditions for determining impairment of intangible assets reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.
Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is not amortized, but instead is reviewed for impairment on an annual basis or when an event becomes known that could trigger an impairment. To perform the annual impairment test of goodwill, the Group has identified the Group as a whole as a single cash generating unit (“CGU”). CGUs reflect the lowest level at which goodwill is monitored for internal management purposes. At least once a year, the Group compares the recoverable amount of the Group’s CGU to the CGU’s carrying amount. The recoverable amount (value in use) of a CGU is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the CGU. In case that the value in use of the CGU is less than its carrying amount, the difference is at first recorded as an impairment of the carrying amount of the goodwill. The assumptions utilized in the impairment test are dependent on management’s estimates, in particular in relation to the forecasting of future cash flows, the discount rates applied to those cash flows, the expected long-term growth rate of the applicable businesses and terminal values. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.
Contingent consideration
Contingent consideration arising as a result of business combinations is initially recognized at fair value using a probability adjusted present value model. The fair value of the contingent consideration is updated at each reporting date. The key judgements and estimates applied by management in the determination of the fair value of the contingent consideration relate to the determination of an appropriate discount rate, the assessment of market size and opportunity and probability assessments based on market data for the chance of success of the commercialization of an orphan drug. A detailed discussion of the methodology applied and key input assumptions used by the Group is provided in Note 6, Business combinations and asset acquisitions, to the consolidated financial statements. The fair value of the contingent consideration uses management’s best estimates and judgements and sensitivities have been assessed by management by considering movements in the discount rate applied and movements in revenue forecasts. The chance of success of product development is based on published market data. See Note 24, Fair value measurement and financial risk management, for quantification of these sensitivities.
Research and development expenses
Development costs are capitalized as an intangible asset if all of the following criteria are met:
•	completing the asset is technically feasible so that the asset will be available for use or sale;
•	there is an intention to complete the asset and use or sell it;
•	there is an ability to use or sell the asset;
•	the asset will generate probable future economic benefits and demonstrate the existence of a market or the usefulness of the asset if it is to be used internally;
•	adequate technical, financial and other resources are available to complete the development of the asset and to use or sell it; and
•	there is an ability to measure reliably the expenditure attributable to the intangible asset.
In process R&D acquired as part of a business combination is capitalized at the date of acquisition. Research costs are expensed when they are incurred.
Factors which impact our judgement to capitalize certain research and development expenditures include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. Management reviews these factors each year to determine whether previous estimates as to feasibility, viability and recovery should be changed.
The assessment whether development costs can be capitalized requires management to make significant judgements. Management has reviewed the facts and circumstances of each project in relation to the above criteria and in management’s opinion, the criteria prescribed for capitalizing development costs as assets have not yet been met by the Group in relation to AP101 or AP103. Refer to Note 12, Intangible assets and goodwill, for further discussion on the impairment of AP102. Accordingly, all of the Group’s costs related to research and development projects are recognized as expenses in the Consolidated Statement of Comprehensive Loss in the period in which they are incurred. Management expects that the above criteria will be met on filing of a submission to the regulatory authority for final drug approval or potentially in advance of that on the receipt of information that strongly indicates that the development will be successful.
Business combination
On September 24, 2019, the Group acquired Aegerion. In accounting for this transaction, the Board of Directors considered the date of when control of Aegerion passed to the Group, the fair value of the consideration settled and the fair value of the assets and liabilities acquired. See Note 6, Business combinations and asset acquisitions, for further information on the determination of the fair value of the assets acquired.
Recognition of deferred tax assets
Deferred tax assets are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable. As at December 31, 2019, the Group did not recognize a deferred tax asset in respect of unused tax losses as described in Note 10, Tax on ordinary activities.
Principal accounting policies
Principal accounting policies are summarized below. They have been consistently applied throughout the period covered by the financial statements.
Revenue recognition
Revenue arises from the sale of metreleptin, lomitapide and Imlan. The Group sells direct to customers and also uses third parties in the distribution of products to customers.
To determine whether to recognize revenue, the Group follows a five-step process, as required by IFRS 15:
•	identifying the contract with a customer;
•	identifying the performance obligations;
•	determining the transaction price;
•	allocating the transaction price to the performance obligations; and
•	recognizing revenue when/as performance obligation(s) are satisfied.
Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods. The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as liabilities in the Consolidated Statement of Financial Position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its Consolidated Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.
Revenue from sale of goods
Imlan revenue is generally recognized at a point in time when control of the inventory is transferred, generally the date of shipment, consistent with typical ex-works shipment terms.
Revenue is generally recognized at a point in time when control of the inventory is transferred to the end customer, generally on delivery of the goods.
Principal versus agent considerations
The Group enters into certain contracts for the sale of its products. This includes agreements with third parties to provide logistics, customer and commercial services, i.e. supply chain function and agreements with distributors. The Group determined that it has control over the goods before they are transferred to the customers and has the ability to direct the use or obtain benefits, hence the Group is the principal on the contracts due to the following factors:
•	the Group is primarily responsible for fulfilling the promise to provide the promised goods;
•	the Group bears the inventory risk before or after the goods have been ordered by the customer, during shipping or on return;
•	the Group has the discretion in establishing the selling price of the goods to customers. The distributors’ consideration in these contracts is either the margin fee or commission; and
•	the Group is exposed to the credit risk for the amounts receivable from the customers.
Where the above criteria are met, the Group recognizes revenue on a gross basis. The costs associated with the delivery of such goods to customers i.e. the costs associated with the services provided by the distributors to import and deliver the goods are recognized in the cost of sales.

Financial instruments
Recognition and derecognition
Financial instruments are classified on initial recognition as financial assets, financial liabilities or equity instruments in accordance with the substance of the contractual arrangement. Financial instruments are initially recognized when the Group becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.
Classification and initial measurement of financial assets
Trade receivables are measured at the transaction price in accordance with IFRS 15. All financial assets are initially measured at fair value adjusted for transaction costs, if any.
Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:
•	amortized cost;
•	fair value through profit or loss (“FVTPL”); and
•	fair value through other comprehensive income (“FVOCI”).
The Group did not have any financial assets categorized as FVTPL or FVOCI as at December 31, 2019 and 2018. The classification is determined by both:
•	the Group’s business model for managing the financial asset; and
•	the contractual cash flow characteristic of the financial asset.
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents and trade receivables fall into this category of financial instruments.
Cash and cash equivalents
Cash comprises cash on hand and bank balances. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less at the date of acquisition.
Restricted cash
Restricted cash comprises current cash and cash equivalents that are restricted as to withdrawal or usage. Cash held by the Group’s distribution partner for LOJUXTA on behalf of the Group is treated as restricted cash in the financial statements. Aegerion also has restricted cash in an escrow account set-up in accordance with Aegerion’s bankruptcy plan as approved by the U.S. Bankruptcy Court.
Trade and other receivables
Trade and other receivables represent the Group’s right to an amount of consideration that is unconditional (i.e. only the passage of time is required before payment of the consideration is due).

Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group assesses ECL based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Financial liabilities
Financial liabilities are categorized as “fair value through profit or loss” or “other financial liabilities measured at amortized costs using the effective interest method”.
Trade and other payables
Trade and other payables are initially measured at their fair value and are subsequently measured at their amortized cost using the effective interest rate method except for short-term payables when the recognition of interest would be immaterial.
Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
Interest bearing loans and borrowings
Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Loans and borrowings are subsequently carried at amortized cost using the effective interest method. Interest is charged to the Consolidated Statement of Comprehensive Loss.
Convertible notes
Convertible notes are first assessed to determine classification as a financial liability or equity instrument for the financial instrument as a whole and components thereof. The initial carrying amount of a compound financial instrument is allocated to its equity and liability components.
The two components are evaluated first by measuring the fair value of the liability component. The fair value of the liability component is assessed using a discounted cash flow calculation based on the future contractual cash flows in the contract which are discounted at an estimated market prevailing rate of interest an identical financial instrument without a conversion feature would be subject to. The equity component is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component.
The liability component is carried at amortized cost. Interest is calculated by applying the estimated prevailing market interest rate at the time of issue. The equity component is recognized in equity and is not subsequently remeasured.

Contingent consideration
Contingent consideration arising as a result of business combinations is initially recognized at fair value using a probability adjusted present value model. Key inputs in the model include the probability of success and the expected timing of potential revenues. The fair value of the contingent consideration will be updated at each reporting date. Adjustments to contingent consideration are recognized in the Consolidated Statement of Comprehensive Loss.
Offsetting financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the Consolidated Statement of Financial Position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Inventories
Inventories are valued at the lower of cost or net realizable value. The costs are calculated according to the first in-first out method (“FIFO”). Cost includes materials, direct labor and an attributable proportion of manufacturing overhead based on normal levels of activity. Work in progress valuation is based on the stage of quality checks successfully performed during the production process. An inventory valuation adjustment is made if the net realizable value is lower than the book value. Net realizable value is determined as estimated selling prices less all costs of completion and costs incurred in selling and distribution.
Inventories held by third-party supply chain partners are included in inventory totals when control has deemed to be transferred to the Group under the contract terms of the distribution agreement. The cost to acquire the inventory held by the supply chain partners is recognized as a liability of the Group.
Leases
A lease is defined as a contract that conveys the right to use an underlying asset for a period of time in exchange for consideration. A contract is or contains a lease if:
•	the underlying asset is identified in the contract; and
•	the customer has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use.
Under IFRS 16, the Group is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for almost all leases.
Lease liabilities
Lease liabilities are initially recognized at the present value of the following payments, when applicable:
•	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments (linked to an index or interest rate);
•	expected payments under residual value guarantees;
•	the exercise price of purchase options, where exercise is reasonably certain;
•	lease payments in optional renewal periods, where exercise of extension options is reasonably certain; and
•	penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option.
Lease payments are discounted using the implicit interest rate underlying the lease if this rate can be readily determined. Otherwise, the incremental borrowing rate is used as the discount rate.
Lease liabilities are subsequently measured at amortized cost using the effective interest method. Furthermore, lease liabilities may be remeasured due to lease modifications or reassessments of the lease. A lease modification is any change in lease terms that was not part of the initial terms and conditions of the lease, including increases of the scope of the lease by adding the right to use one or more underlying assets or extending the contractual lease term, decreases of the scope of the lease by removing the right to use one or more underlying assets or shortening the contractual lease term or changes in the consideration. Reassessments are changes in estimates or changes triggered by a clause that was part of the initial lease contract, including changes in future lease payments arising from a change in an index or rate, change in the Group’s estimate of the amount expected to be payable under residual value guarantees or change in the Group’s assessment of whether it will exercise purchase, extension or termination options.
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the respective lease. Right-of-use assets are stated at cost less accumulated depreciation. Upon initial recognition, cost comprises:
•	the initial lease liability amount;
•	initial direct costs incurred when entering into the lease;
•	(lease) payments before commencement date of the respective lease;
•	an estimate of costs to dismantle and remove the underlying asset; and
•	less any lease incentives received.
Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements.
Foreign currency translation
Presentation currency
The Group translates foreign currency transactions into its presentational currency, US$, as described in “Presentation of balances” above.
Functional currency
The Company’s functional currency is US$.
Transactions in currencies other than the functional currency of the Group entities are recorded at the exchange rates prevailing at the dates of the related transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, as well as from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the Consolidated Statement of Comprehensive Loss. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated to the respective functional currencies of the Group’s entities at the rates prevailing on the relevant balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates at the dates of the initial transactions.
The financial statements of the Group’s foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recognized in other comprehensive income.
Property, plant and equipment
Property, plant and equipment is comprised of property and office equipment. Items of property, plant and equipment are stated at cost less any accumulated depreciation and any impairment losses. It is not Group policy to revalue any items of property, plant and equipment.
Depreciation is charged to the Consolidated Statement of Comprehensive Loss on a straight-line basis to write-off the cost of the assets over their expected useful lives as follows:
•	Property, plant and machinery	5 to 15 years
•	Office equipment	3 to 10 years

Business combinations
Business combinations, including the Aegerion acquisition, are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Fair values are attributed to the identifiable assets and liabilities unless the fair value cannot be measured reliably, in which case the value is subsumed into goodwill. In the consolidated financial statements, acquisition costs incurred are expensed and included in general and administrative expenses.
To the extent that settlement of all or any part of the consideration for a business combination is deferred, the fair value of the deferred component is determined through discounting the amounts payable to their present value at the date of the exchange. The discount component is unwound as an interest charge in the Consolidated Statement of Comprehensive Income over the life of the obligation. Any contingent consideration is recognized at fair value at the acquisition date and included in the cost of the acquisition. The fair value of contingent consideration at acquisition date is arrived at through discounting the expected payment (based on scenario modelling) to present value. In general, in order for contingent consideration to become payable, pre-defined revenues and/or milestone dates must be exceeded. Subsequent changes to the fair value of the contingent consideration will be recognized in profit or loss unless the contingent consideration is classified as equity, in which case it is not remeasured and settlement is accounted for within equity.
When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the consideration, identifiable assets or liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.
Frequently, the acquisition of pharmaceutical patents and licenses is effected through a non-operating corporate structure. As these structures do not represent a business, it is considered that the transactions do not meet the definition of a business combination. Accordingly, the transactions are accounted for as the acquisition of an asset. The net assets acquired are recognized at cost.
Intangible assets
Intangible assets primarily relate to developed technology on the Company’s commercially marketed products and IPR&D. Intangible assets are recorded at fair value at the time of their acquisition and are stated in the Consolidated Statement of Financial Position, net of accumulated amortization and impairments, if applicable.
Acquired intangible assets outside business combinations are stated at the lower of cost less provision for amortization and impairment or the recoverable amount. Acquired intangible assets are amortized over their expected useful economic life on a straight-line basis. In determining the useful economic life, each acquisition is reviewed separately and consideration is given to the period over which the Group expects to derive economic benefit.
In connection with the acquisition of Aegerion, the Group acquired developed technology on metreleptin and lomitapide, which are amortized over the remaining patent lives through February 2026 and August 2027, respectively.
The useful life of other acquired intangible assets is as follows:
•	Software and hardware	3-10 years
•	Website development	5-10 years
Intangible assets acquired in 2016 as part of the acquisitions of Amryt AG and SomPharmaceuticals are currently not being amortized as the assets are still under development.
Factors which impact our judgement to capitalize certain research and development expenditures include the degree of regulatory approval for products and the results of any market research to determine the likely future commercial success of products being developed. Management reviews these factors each year to determine whether previous estimates as to feasibility, viability and recovery should be changed.
Impairment of non-financial assets
At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and acquired intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Any impairment loss arising from the review is charged to the Consolidated Statement of Comprehensive Loss.
The Group assesses each asset or cash-generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the carrying value and value in use. These assessments require the use of estimates and assumptions such as discount rates, future capital requirements, general risks affecting the pharmaceutical industry and other risks specific to the individual asset. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Assets are grouped into the smallest group that generates cash inflows which are independent of other assets.
Taxes
Tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and taking into account any adjustments stemming from prior years. Deferred tax assets or liabilities are recognized where the carrying value of an asset or liability in the Consolidated Statement of Financial Position differs to its tax base and is accounted for using the statement of financial position liability method. Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.
In connection with business combinations, deferred tax balances are recognized if related to temporary differences and loss carry-forwards at the acquisition date or if they arise as a result of the acquisition and are measured in accordance with IAS 12 Income Taxes.
Share-based payments
The Group issues share options as an incentive to certain senior management and staff. The fair value of options granted is recognized as an expense with a corresponding credit to the share-based payment reserve. The fair value is measured at grant date and spread over the period during which the awards vest.
For equity-settled share-based payment transactions, the goods or services received and the corresponding increase in equity are measured directly at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If it is not possible to estimate reliably the fair value of the goods or services received, the fair value of the equity instruments granted as calculated using the Black-Scholes model is used as a proxy.
The Group may issue warrants to key consultants, advisers and suppliers in payment or part payment for services or supplies provided to the Group. The fair value of warrants granted is recognized as an expense. The corresponding credits are charged to the share-based payment reserve. The fair value is measured at grant date and spread over the period during which the warrants vest. The fair value is measured using the Black-Scholes model if the fair value of the services received cannot be measured reliably.
The estimate of the fair value of services received is measured based on the Black-Scholes model using input assumptions, including weighted average share price, expected volatility, weighted average expected life and expected yield. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility is based on the historical volatility (calculated based on the expected life of the options). The Group has considered how future experience may affect historical volatility.
Employee Benefits
Defined contribution plans
The Group operates defined contribution schemes in various locations where employees are based. Contributions to the defined contribution schemes are recognized in the Consolidated Statement of Comprehensive Loss in the

period in which the related services are received from the employee. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.
3. Segment information
The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.
In 2018, the Group reported two operating segments: commercial and research and development. As a result of an internal reorganization, the Group now identifies one business segment. Corresponding items of the earliest period presented have been restated to reflect this change.
The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of two commercial products and two development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.
The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (“CODM”). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.
The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer. Revenues represent the revenue from the Group for the full year (which includes revenue from Aegerion, with acquired products and additional regions, from September 24, 2019 onward).
	December 31, 2019
	U.S.	EMEA	Other	Total
	US$'000
Metreleptin	$14,944	$8,048	$2,096	$25,088
Lomitapide	10,616	18,985	2,659	32,260
Other	—	671	105	776
Total revenue	$25,560	$27,704	$4,860	$58,124
	December 31, 2018
	U.S.	EMEA	Other	Total
	US$'000
Metreleptin	$—	$—	$—	$—
Lomitapide	—	15,132	978	16,110
Other	—	928	57	985
Total revenue	$—	$16,060	$1,035	$17,095
Major Customers
For the year ended December 31, 2019, one customer accounted for 44% of the Group’s net revenues and accounted for 44% of the Group’s December 31, 2019 accounts receivable balance. For the year ended December 31, 2018, the Group generated over 76% of its lomitapide revenue in Italy, the Netherlands and Greece. The largest customer in 2018 was a hospital in Greece.
4. Cost of sales
	December 31,
	2019	2018
	US$'000
Cost of product sales	$11,384	$3,588
Amortization of acquired intangibles (see Note 12)	11,831	—
Amortization of inventory fair value step-up (see Note 15)	10,367	—
Royalty expenses	8,419	2,678
Total cost of sales	$42,001	$6,266

As a result of the acquisition of Aegerion in September 2019, the Group acquired certain inventory, which were measured at fair value on the acquisition date. Refer to Note 2, Accounting policies, for further discussion on the key assumptions utilized to estimate the fair value. The difference between the estimated fair value and the book value of the acquired inventory was amortized, using the straight-line method, over the estimated period that the Group intends to sell this inventory.
5. Share based payments
On July 10, 2019, the shareholders of the Company approved a resolution to give authority to the Company to undertake a consolidation of the existing ordinary shares in the capital of the Company under which every 6 existing ordinary shares were consolidated into one ordinary share.
In the table below, for presentational purposes, the number of share options and warrants outstanding at January 1, 2019 and 2018 and the share options and warrants granted and lapsing during the years ended December 31, 2019 and 2018 have been restated to reflect the 2019 6-for-1 share consolidation.
Under the terms of the Company’s Employee Share Option Plan, options to purchase 14,481,720 shares were outstanding at December 31, 2019. Under the terms of this plan, options are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. A total of 11,330,641 share options were granted to directors and employees in 2019. There were no new share options granted during the year ended December 31, 2018.
The Company has issued warrants pre-2018 to key consultants, advisers and suppliers in payment or part payment for services or supplies provided to the Group.
There were no similar warrants granted during either of the years ended December 31, 2019 and December 31, 2018.
The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:
Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee) and it is generally over a three-year period. There are no market conditions associated with the share option vesting periods.
Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, each option will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.
The number and weighted average exercise price (in Sterling pence) of share options and warrants per ordinary share is as follows:
	Share Options		Warrants
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2018 (pre share consolidation)	19,696,586	19.16p	23,103,481	24.74p
Balance at January 1, 2018 (restated for 6:1 share consolidation)	3,282,764	114.96p	3,850,580	148.44p
Lapsed	(31,909)	142.50p	(32,255)	672.00p
Outstanding at December 31, 2018	3,250,855	115.20p	3,818,325	144.00p
Exercisable at December 31, 2018	1,327,406	116.83p	3,818,325	144.00p

	Share Options		Warrants
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2019 (pre share consolidation)	3,250,855	115.20p	3,818,325	144.00p
Granted	11,330,641	117.01p	18,841,378	—
Lapsed	(99,776)	197.66p	(3,472,783)	144.00p
Exercised	—	—	(1,645,105)	—
Outstanding at December 31, 2019	14,481,720	116.00p	17,541,815	0.03p
Exercisable at December 31, 2019	2,468,310	109.08p	17,541,815	0.03p
The 18,841,378 warrants granted during the year ended December 31, 2019 consist of 8,065,000 zero cost warrants issued to acquire Aegerion, 5,911,722 warrants issued to investors in connection with the US$60,000,000 equity raise and 4,864,656 warrants that were issued in connection with the repurchase of ordinary shares from certain shareholders. Refer to Note 17, Share capital and reserves for further details on the warrants exercised during the year ended December 31, 2019.
Outstanding warrants at December 31, 2019 consisted of 17,196,273 zero cost warrants with no expiration date that were issued to Aegerion creditors in connection with the acquisition of Aegerion (see Note 6, Business combinations and asset acquisitions) and investors in connection with the US$60,000,000 equity raise (see Note 17, Share capital and reserves). The remaining warrants consisting of 345,542 warrants were issued in connection with the admission to the AIM in 2016 and any subsequent reference to warrants in this note relate to the warrants issued in 2016.
Fair value is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The following are the inputs to the model for the equity instruments granted during the year:
	2019 Options Inputs	2019 Warrant Inputs	2018 Options Inputs	2018 Warrant Inputs
Days to Expiration	2,555	—	—	—
Volatility	27% - 48%	—	—	—
Risk free interest rate	0.38% - 0.83%	—	—	—
Share price at grant	75.84p – 121.5p	—	—	—
In 2019, a total of 11,330,641 share options exercisable at a weighted average price of £1.17 were granted. The fair value of share options granted in 2019 was £13,258,000/US$16,919,000. There were no new share options granted in 2018.
The share options outstanding as at December 31, 2019 have a weighted remaining contractual life of 6.19 years with exercise prices ranging from £0.76 to £1.50. The share options outstanding as at December 31, 2018 had a weighted remaining contractual life of 4.94 years with exercise prices ranging from £0.93 to £2.88.
The warrants outstanding as at December 31, 2019 have a weighted remaining contractual life of 1.3 years with an exercise price of £1.44. The remaining warrants outstanding as at December 31, 2018 had a weighted remaining contractual life of 0.25 years with an exercise price of £1.44.
The value of share options charged to the Consolidated Statement of Comprehensive Loss during the year is as follows:
	December 31,
	2019	2018
	US$’0000
Share option expense	$841	$821
Total share option expense	$841	$821

6. Business combinations and asset acquisitions
Acquisition of Aegerion Pharmaceuticals
On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (“Aegerion”), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (“Novelion”). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.
The Company believes that the acquisition of Aegerion will enable the Group to advance the Group’s ambition to create a global leader in rare and orphan diseases with a diversified offering of multiple development-stage and commercial assets and provides it with scale to support further growth.
As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. Refer to Note 23, Related party transactions, for further discussion.
Relevant Aegerion creditors are entitled at any time to exercise the zero cost warrants, at which point in time, the Company would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants. Each zero cost warrant entitles the holder thereof to subscribe for one ordinary share. The zero cost warrants constitute the Company’s direct and unsecured obligations and rank pari passu and without any preference among themselves (save for any obligations to be preferred by law) at least equally with the Company’s other present and future unsecured and unsubordinated obligations. The zero cost warrants are not transferable except with the Company’s prior written consent.
On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants.
The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the year. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3 Business Combinations.
Provisional Fair Value at date of acquisition
US$’000
Assets
Non-current assets
Property, plant and equipment	$276
Right of use assets	924
Intangible Assets	308,374
Other assets	2,334
Total non-current assets	311,908

Current assets
Cash and cash equivalents	24,985
Trade and other receivables	23,259
Inventory	45,959
Prepaid expenses and other assets	2,469
Total current assets	96,672

Total assets	408,580

Provisional Fair Value at date of acquisition
US$’000
Current liabilities
Accounts payable	5,137
Accrued liabilities	64,088
Lease liabilities – current	384
Provision for legal settlements – current	14,916
Total current liabilities	84,525

Non-current liabilities
Lease liabilities - long term	538
Long term debt	54,469
Convertible notes debt and equity components - long term	125,000
Provision for legal settlements - long term	7,821
Deferred tax liability	14,425
Total non-current liabilities	202,253

Total liabilities	286,778

Total identifiable net assets at fair value	121,802
Goodwill arising on acquisition	30,813
Consideration	152,615

Consideration
Issue of fully paid up ordinary shares and zero cost warrants	152,615
Total consideration	$ 152,615
The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.
In the post-acquisition period to December 31, 2019, the business acquired during the current year contributed revenue of US$38,392,000 and a trading loss of US$17,239,000 to the Group’s results.
The full year unaudited revenue and trading loss had the acquisitions taken place at the start of the year, would have been US$185,260,000 and US$53,057,000 respectively. In February 2019, the Aegerion Group out licensed the rights to JUXTAPID for distribution in Japan to Recordati Rare Diseases Inc. (“Recordati”). Included in the full year revenue total for 2019 is $28,495,000 relating to an upfront payment for the license and the transfer of the JUXTAPID marketing authorization to Recordati. The 2019 revenue total also includes a mix of product revenues to Japan from January 2019 until the end of the transition period in May 2019 and then royalty income from Recordati to Aegerion at a rate of 22.5% on net sales of JUXTAPID in Japan for the remaining part of the year.
The gross contractual value of trade and other receivables as at the dates of acquisition amounted to US$23,259,000, which approximated the fair value of these accounts as the amount not expected to be collected was insignificant.
The Group incurred acquisition and restructuring related costs of US$13,038,000 relating to external legal fees, advisory fees, due diligence costs and severance costs. These costs have been included in operating costs in the Consolidated Statement of Comprehensive Income.
The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis due to the relative size of the acquisition and the timing of the transaction. Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2020 consolidated financial statements, as stipulated by IFRS3.

Contingent Value Rights
Related to the transaction, Amryt issued Contingent Value Rights (“CVRs”) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation AP101, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.
The terms of the CVRs are as follows:
•	The total CVR payable is up to US$85,000,000
•	This is divided into three milestones which are related to the success of AP101 (the Group’s lead development asset, currently in Phase 3 clinical trials)
○	Revenue targets: US$35,000,000, for a total of US$85,000,000
•	FDA approval
○	US$35,000,000 upon FDA approval
○	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
•	EMA approval
○	US$15,000,000 upon EMA approval
○	100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
•	Revenue targets
○	US$35,000,000 upon AP101 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
•	Payment can at the Board’s discretion be in the form of either:
○	120-day loan notes (effectively cash), or
○	Shares valued using the 30 day / 45-day VWAP.
The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. In the Company-only accounts, the fair value of these CVRs have been classified as a financial liability in the Consolidated Statement of Financial Position and debited to cost of investment in subsidiary. On consolidation, given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.
Fair value Measurement of CVRs
As at December 31, 2019, the fair value of the CVRs was estimated to be US$49,413,000. The value of the potential payout was calculated using the probability expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value (see Note 24, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. A discount rate of 16.5% was used in the calculation of the fair value of the CVR for the year ended December 31, 2019. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of AP101. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the fair value of the CVRs.
Amryt reviews this contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. Contingent consideration is reviewed on a quarterly basis and the appropriate finance charge is booked in the consolidated statement of income on a quarterly basis. The Group expects to read out top-line data from the Phase 3 trial of AP101 in Epidermolysis Bullosa (“EB”) in the second half of 2020, followed by applications for approval from the FDA and the EMA, if top-line data is positive. Coupled with this, management has completed its annual forecast and revenues and costs reflect these current expectations.
The total non-cash finance charge recognized in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2019 is US$1,511,000.
Acquisition of Amryt AG (previously “Birken”)
Amryt DAC signed a conditional share purchase agreement to acquire Amryt AG on October 16, 2015 (“Amryt AG SPA”). The Amryt AG SPA was completed on April 18, 2016 with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:
•	Milestone payments of:
○	€10,000,000 on receipt of first marketing approval by the EMA of Episalvan, paid on the completion date (April 18, 2016);
○
Either (i) €5,000,000 once net ex-factory sales of Episalvan have been at least €100,000 or (ii) if no commercial sales are made within 24 months of EMA first marketing approval (being January 14, 2016), €2,000,000 24 months after receipt of such approval, which was paid in January 2018, and €3,000,000 following the first commercial sale;

○	€10,000,000 on receipt of marketing approval by the EMA or the FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
○	€10,000,000 once net ex-factory sales/net revenue in any calendar year exceed €50,000,000;
○	€15,000,000 once net ex-factory sales/ net revenue in any calendar year exceed €100,000,000;
•	Cash consideration of €150,000, due and paid on the completion date (April 18, 2016); and
•	Royalties of 9% on sales of Episalvan products for 10 years from first commercial sale.
Fair Value Measurement of Contingent Consideration
As of December 31, 2019, the fair value of the contingent consideration was estimated to be US$53,048,000 (2018: US$47,316,000). The fair value of the royalty payments was determined using probability weighted revenue forecasts and the fair value of the milestone payments was determined using probability adjusted present values (see Note 24, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. A discount rate of 24.4% (2018: 28.5%) was used in the calculation of the fair value of the contingent consideration for the year ended December 31, 2019. At that time management anticipated that AP101 for EB would be ready to launch in 2019. However, management noted that due to issues outside their control, the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the fair value of the contingent consideration.
Amryt reviews the contingent consideration on a regular basis as the probability adjusted fair values are being unwound as financing expenses in the Consolidated Statement of Comprehensive Loss over the life of the obligation. The finance charge is being unwound as a financing expense in the Consolidated Statement of Comprehensive Loss on a quarterly basis.

The total non-cash finance charge recognized in the Consolidated Statement of Comprehensive Income for the year ended December 31, 2019 is US$6,740,000 (2018: US$10,566,000).
In January 2019, the Group received the results of an unblinded interim efficacy analysis for the Phase 3 trial of AP101 in EB. This analysis was conducted by an independent data safety monitoring committee and recommended that the trial should continue with an increase of 48 patients in the study to a total of 230 evaluable patients in order to be able to achieve 80% statistical power. The Group expects to read out top-line data from this trial in the second half of 2020, followed by applications for approval from the FDA and the EMA, if top-line data is positive. Coupled with this, management has completed its annual forecast and revenues and costs have been amended to reflect current expectations. These factors have resulted in a change to the probability weighted revenue forecasts and the probability of the adjusted present values which are used in the calculation of the contingent consideration balance and impact the amount being unwound to the consolidated statement of comprehensive income.
7. Operating loss for the year
Operating loss for the year is stated after charging (crediting):
	December 31,
	2019	2018
	US$'000
Fees payable to the Group’s auditor and their associates	$611	$106
Changes in inventory expensed (excluding fair value step-up)	11,335	1,700
Amortization of inventory fair value step-up	10,367	—
Research and development expenses	15,827	10,703
Share based payments	841	821
Pension costs	769	583
Depreciation of property, plant and equipment	698	317
Amortization of intangible assets	11,957	50
Operating lease rentals	170	300
Foreign exchange (gains) losses	$(3,750)	$223
8. Employees
Including the directors, the Group’s average number of employees during the year was 99 (2018: 61).
Aggregate remuneration comprised:
	December 31,
	2019	2018
	US$'000
Wages and salaries	$17,268	$7,249
Social security costs	2,037	1,005
Pension costs - employees	769	583
Directors' remuneration	2,555	1,565
Shared based payments - directors	510	175
Shared based payments - employees/consultants	331	646
Total employee costs	$23,470	$11,223
The directors of the Company held the following share options over shares of Amryt Pharma plc at December 31, 2019:
	December 31, 2019
Director	Number	Exercise price (Sterling pence)	Expiration Date
Joseph Wiley	6,437,460	0.76p - 121.50p	November 27, 2024 - November 4, 2026

Rory Nealon was a director of the Company throughout 2018 and resigned as a director of the Company on September 24, 2019.
The options held by the directors of the Company at December 31, 2018 have been restated to reflect the 6:1 share consolidation in 2019.
	December 31, 2018
Director	Number	Exercise price (Sterling pence)	Expiration Date
Joseph Wiley	343,521	120.72p	November 27, 2024
Rory Nealon	137,409	120.72p	November 27, 2024
No share options were granted to any of the directors in 2018.
Further information on the compensation of key management personnel is included in Note 23, Related party transactions, of these financial statements.
9. Net finance expense
	December 31,
	2019	2018
	US$'000
Interest on loans	$8,481	$1,603
Charges and fees paid	120	20
Interest received	(92)	(5)
Foreign exchange losses (gains)	(3,750)	223
Total	$4,759	$1,841
10. Tax on ordinary activities
A corporation tax credit of US$1,226,000 arises in the year ended December 31, 2019 (2018: charge of US$43,000). A reconciliation of the expected tax benefit computed by applying the tax rate applicable in the primary jurisdiction, the Republic of Ireland, to the loss before tax to the actual tax credit is as follows:
	December 31,
	2019	2018
	US$’000
Loss before tax	$(66,760)	$(30,444)
Tax credit at Irish corporation tax rate of 12.5%	(8,345)	(3,806)
Effect of:
Movement in unrecognized deferred tax assets	3,508	4,182
Permanent differences	6,474	43
Differences in overseas taxation rates	(2,863)	(376)
Total tax charge on loss on ordinary activities	$(1,226)	$43
At December 31, 2019 and 2018, the Group had unutilized net operating losses in the following jurisdictions as follows:
	December 31,
	2019	2018
	US$’000
Ireland	$53,266	$36,428
United States	36,334	—
Germany	26,228	27,236
United Kingdom	16,828	7,812
ROW	—	315
Total	$132,656	$71,791

The deferred tax asset on tax losses of US$25,858,892 (2018: US$14,503,000), which was calculated at corporation tax rates ranging from 12.5% to 32%, has not been recognized due to the uncertainty of the recovery. Tax losses in Ireland, Germany and the UK can be carried forward indefinitely. U.S. losses related to tax periods prior to 2018 can be carried forward for 20 years while losses from 2018 onwards can be carried forward indefinitely.
Due to historical changes in ownership of the U.S. business, the U.S. tax losses carried forward are restricted in how they can be used against future profits of the Group.
All current and deferred tax related charges are recognized in the Consolidated Statement of Comprehensive Loss.
11. Loss per share - basic and diluted
The weighted average number of shares in the loss per share (“LPS”) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at December 31, 2019, as adjusted (see below).
Issued share capital - ordinary shares of £0.06 each
	Number of shares	Weighted average shares
December 31, 2019	154,498,887	75,871,562
December 31, 2018	274,817,283	274,817,283
December 31, 2018, as adjusted	45,802,880	45,802,880
The number of shares in issue at December 31, 2018 has been adjusted to reflect the share consolidation on July 10, 2019, whereby each ordinary shareholder received one ordinary share for every six shares held at that date.
The calculation of loss per share is based on the following:
	December 31,
	2019	2018
Loss after tax attributable to equity holders of the Company (US$'000)	$(65,535)	$(30,487)
Weighted average number of ordinary shares in issue	75,871,562	45,802,880
Fully diluted average number of ordinary shares in issue	75,871,562	45,802,880
Basic and diluted loss per share (US$)	$(0.86)	$(0.67)
The basic and diluted loss per share for 2019 of US$0.86 (2018: US$0.67) was calculated using the post consolidation number of ordinary shares in issue.
Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options and warrants outstanding as at December 31, 2019 totaled 32,023,535 (2018: 7,069,180 as restated) and are potentially dilutive.

12. Intangible assets and goodwill
The following table summarizes the Group’s intangible assets and goodwill:
	Developed technology - metreleptin	Developed technology - lomitapide	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$'000
Cost
At January 1, 2018	$—	$—	$62,498	$114	$62,612	$—
Additions	—	—	—	155	155	—
Disposals	—	—	—	(1)	(1)	—
Foreign exchange movement	—	—	(2,407)	(10)	(2,417)	—
At December 31, 2018	—	—	60,091	258	60,349	—
Additions	—	—	—	74	74	—
Acquired assets	185,000	123,000	—	374	308,374	30,813
Impairment charge	—	—	(4,670)	—	(4,670)	—
Foreign exchange movement	—	—	(1,160)	(5)	(1,165)	—
At December 31, 2019	$185,000	$123,000	$54,261	$701	$362,962	$30,813

Accumulated amortization
At January 1, 2018	—	—	—	5	5	—
Amortization charge	—	—	—	50	50	—
Amortization charge on disposals	—	—	—	(1)	(1)	—
Foreign exchange movement	—	—	—	(2)	(2)	—
At December 31, 2018	—	—	—	52	52	—
Amortization charge	7,688	4,143	—	126	11,957	—
Foreign exchange movement	—	—	—	—	—	—
At December 31, 2019	$7,688	$4,143	$—	$178	$12,009	$—
Net book value
At December 31, 2018	$—	$—	$60,091	$206	$60,297	$—
At December 31, 2019	$177,312	$118,857	$54,261	$523	$350,953	$30,813
Developed technology on commercially marketed products
In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. Refer to Note 2, Accounting policies - critical accounting judgements and key sources of estimation uncertainty, for further discussion on the valuation related to the developed technology, including the key assumptions utilized. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 6.2 and 7.7 years, respectively, as of December 31, 2019. At the reporting date, the Group reviews its intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. At December 31, 2019, there were no events or changes in circumstances that indicated the carrying value of metreleptin and lomitapide may not be recoverable, as such there was no impairment charge recorded during the year ended December 31, 2019.
The amortization associated with metreleptin and lomitapide is recorded as part of cost of sales. As of December 31, 2019, the estimated amortization expense related to these intangibles for future periods is as follows:
	Metreleptin	Lomitapide
Years Ending	US$'000
2020	$28,831	$15,537
2021	28,831	15,537
2022	28,831	15,537
2023	28,831	15,537
2024	28,831	15,537
Thereafter	33,157	41,172
Total intangible assets subject to amortization	$177,312	$118,857

In-process R&D
As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of US$54,268,000 which is related to the Group’s lead development asset, AP101. The Group reviews the carrying amount of AP101 on an annual basis to determine whether there are any indications that the asset has suffered an impairment loss. If any such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Impairment indications include events causing significant changes in any of the underlying assumptions used in the income approach utilized in valuing in process R&D. These key assumptions are: the probability of success; the discount factor; the timing of future revenue flows; market penetration and peak sales assumptions; and expenditures required to complete development.
These cash flows are projected forward for a further 10 years to 2032 using projected revenue and cost growth to determine the basis for an annuity-based terminal values. The terminal values are used in the value in use calculation. The value in use represents the present value of the future cash flows, including the terminal value, discounted at a rate that is considered appropriate for the Group’s size and structure.
The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, an orphan drug market-based probability chance of success, net cash flows, discount rates and the duration of the discounted cash flow model. The assumptions and estimates used were derived from a combination of internal and external factors based on historical experience. The pre-tax discount rate used in 2019 and 2018 was 24.4% and 28.5%, respectively. The market-based probability chance of success is based on market benchmarks for orphan drugs, which is approximately 72% (same as 2018).
The value-in-use calculation is subject to significant estimation, uncertainty and accounting judgements and key sensitivities arise in the following areas:
•
In the event that there was a variation of 10% in the assumed level of future growth in revenues, which would, in management’s view, represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2019.

•
In the event there was a 10% increase in the discount rate used in the value in use model which would in management’s view represent a reasonably likely range of outcomes, this variation would not result in an impairment loss at December 31, 2019.

The Group made changes in the assumptions used in the assessment of these carrying value of the AP101 asset in 2019. In January 2019, the Group received the results of an unblinded interim efficacy analysis from the Phase 3 trial of AP101 in EB. This analysis was conducted by an independent data safety monitoring committee and recommended that the trial should continue with an increase of 48 patients in the study to a total of 230 evaluable patients in order to be able to achieve 80% statistical power. The Group expects to read out top-line data in the second half of 2020, followed by applications for approval from the FDA and the EMA, if top-line data is positive. Coupled with this, management has completed its annual forecast and revenues and costs have been amended to reflect current expectations. The Group also adjusted the discount rate used in the discounted cash flow model, reducing the rate from 28.5% in 2018 to 24.4%. The acquisition of Aegerion in 2019 has significantly increased the size of the Group and also changed the debt and equity structure of the Group. As a result, management believed it was appropriate to update the discount rate to reflect the new structure of the Group. These factors have resulted in a change to the probability weighted revenue forecasts and the probability of the adjusted present values used in 2019.
Additionally, as a result of the acquisition of Som Therapeutics Corp., in 2016, the Group recognized in-process R&D costs of US$4,522,000 as an intangible. This is related to the Group’s development project AP102, which is an early stage drug asset. AP102 may represent a novel, next generation somatostatin analogue (“SSA”) peptide medicine for patients with rare neuroendocrine diseases, where there is a high unmet medical need, including acromegaly. Acromegaly is a rare endocrine disorder in which the body produces excessive growth hormone, leading to abnormal growth throughout the body over time. The Group also reviews the carrying amounts of AP102 on an annual basis to determine whether there are any indications that those assets have suffered an impairment loss.
In 2019, following the acquisition of Aegerion by the Group, a decision was made not to pursue the development of AP102 and therefore, the Group has written off this asset, resulting in an impairment charge of US$4,670,000 recognized as other expense during the year ended December 31, 2019. The decision to impair this intangible asset is primarily based on the grounds that the acquisition of Aegerion has been transformational for the Group, as it has now become a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases. The Group’s diversified portfolio is comprised of two commercial rare disease products, as well as a development-stage pipeline focused on rare skin diseases. Since the commercial products, lomitapide for the treatment of homozygous familial hypercholesterolemia (“HoFH”), and metreleptin for the treatment of generalized lipodystrophy (“GL”) and partial lipodystrophy (“PL”), have each been sold globally through the Group’s commercial infrastructure for over six years, management believes it is in the best interest of the Group to concentrate resources on these new development pipeline activities which will better complement the existing commercial products. The Group may look to partner AP102 in the long-term future but in the short and medium term, the Group will continue to concentrate on AP101, AP103 and expansion opportunities for the existing commercial products.
Other intangible assets
Other intangible assets include website costs and the Group’s computer software and hardware. The amortization associated with computer software, hardware and website costs is recorded in both SG&A and R&D expenses. These assets are stated at cost and amortized using straight-line method based on the estimated economic lives, ranging from 3 - 10 years.
Goodwill
During 2019, the Group completed the acquisition of Aegerion, which resulted in aggregate goodwill of US$30,813,000. Refer to Note 6, Business combinations and asset acquisitions, for further details. The Group believes that the business, as a whole, represents a single CGU, as it is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Additionally, the Group only operates in one business segment and does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.
Goodwill is subject to impairment testing on an annual basis. The recoverable amount of the Group’s CGU is determined based on a value-in-use computation. The Group’s value-in-use calculations included the cash flow projections based on the 2020 budget which has been approved by the Board of Directors and the Group’s strategic plan for a further three years using projected revenue and cost growth rates of between 0% and 9%. At the end of the four-year forecast period, the terminal value, based on a long-term growth rate of 2%, was used in the value-in-use calculations. The value-in-use represents the present value of the future cash flows, including the terminal value, discounted at a rate appropriate to the Group. The key assumptions employed in arriving at the estimates of future cash flows are subjective and include projected EBITDA, net cash flows, discount rates and the duration of the discounted cash flow model. The Group have used a discount rate of 16.5% which is a conservative estimate for the Group as well as the Group’s risk profile.
The 2019 annual goodwill impairment testing process resulted in no impairment for the year ended December 31, 2019.
13. Property, plant and equipment
	Property	Plant and Machinery	Office Equipment	Right-of-use Asset	Total
	US$'000
Cost
At January 1, 2018	$401	$1,077	$389	$—	$1,867
Additions	—	11	69	—	80
Disposals	—	(7)	(21)	—	(28)
Foreign exchange movement	(15)	(42)	(16)	—	(73)
At December 31, 2018	$386	$1,039	$421	$—	$1,846

	Property	Plant and Machinery	Office Equipment	Right-of-use Asset	Total
	US$'000
Additions	6	253	167	152	578
Impact of IFRS 16 adoption	—	—	—	874	874
Acquired assets	—	276	—	924	1,200
Disposals	—	(114)	(32)	—	(146)
Foreign exchange movement	(9)	(22)	(9)	50	10
At December 31, 2019	$383	$1,432	$547	$2,000	$4,362
	Property	Plant and Machinery	Office Equipment	Right-of-use Asset	Total
	US$'000
Accumulated Depreciation
At January 1, 2018	$176	$201	$109	$—	$486
Depreciation charge	103	137	77	—	317
Depreciation charged on disposals	—	(7)	(21)	—	(28)
Foreign exchange movement	(10)	(12)	(5)	—	(27)
At December 31, 2018	269	319	160	—	748
Depreciation charge	90	162	64	382	698
Depreciation charged on disposals	—	(71)	(32)	—	(103)
Foreign exchange movement	(6)	(6)	(5)	—	(17)
At December 31, 2019	$353	$404	$187	$382	$1,326
Net book value
At December 31, 2018	117	720	261	—	1,098
At December 31, 2019	$30	$1,028	$360	$1,618	$3,036
14. Trade and other receivables
	December 31,
	2019	2018
	US$'000
Trade receivables	$28,607	$3,572
Accrued income and other debtors	5,934	2,326
VAT recoverable	1,846	29
Trade and other receivables	$36,387	$5,927
Trade receivables at December 31, 2019 includes US$752,000 (2018: US$338,000) which is due greater than 120 days. No impairment is considered necessary.
The December 31, 2019 accrued income and other debtors balance includes US$857,000 (2018: US$1,546,000) in relation to prepaid Phase 3 clinical trial costs.
15. Inventory
	December 31,
	2019	2018
	US$'000
Raw materials	$17,689	$303
Work in progress	2,488	782
Finished goods	23,446	1,052
Inventories	$43,623	$2,137

In 2019, a total of US$11,335,000 (2018: US$1,700,000) of inventories was included in the profit or loss as an expense (excluding the fair value step-up).
The fair value of net inventory acquired as part of the acquisition of Aegerion on September 24, 2019 amounted to US$45,959,000, net of US$61,842,000 of non-saleable inventory acquired in connection with the acquisition of Aegerion. The non-saleable inventories were determined based on the expiration dates and future manufacturing commitments which could result in inventory levels in excess of forecast demand. Under IFRS 3, the finished goods inventory on hand at the date of acquisition was valued at the expected selling price less the sum of (a) remaining costs of disposal and (b) a reasonable profit margin for the selling effort of the acquiring entity based on the EBITDA margin as a percentage of sales. The costs to dispose were calculated based on the average costs as a percentage of revenue through the period in which the current finished goods inventory is expected to be sold. This resulted in a non-cash step up at the valuation of finished goods inventory at September 24, 2019 of US$28,068,000. The non-cash step up in inventory is being unwound to the Consolidated Statement of Comprehensive Loss over the period in which this saleable inventory is expected to be sold which is less than one year. At December 31, 2019, US$17,701,000 of this non-cash inventory step up is included in finished good inventory.
All inventory was reviewed at year end and no impairment was deemed necessary.
16. Cash and cash equivalents
	December 31,
	2019	2018
	US$'000
Cash at bank available on demand	$65,197	$9,864
Restricted cash	2,032	1,362
Total cash and cash equivalents	$67,229	$11,226
Cash and cash equivalents include cash at bank available on demand and restricted cash.
Of the US$2,032,000 held in restricted cash, US$1,219,000 was held in an escrow account set-up in accordance with Aegerion’s bankruptcy plan as approved by the U.S. Bankruptcy Court to meet the costs associated with the bankruptcy process. Additionally, US$813,000 is cash held by a third-party distributor at year end; the funds from the third-party distributor were transferred to Amryt in January 2020.
17. Share capital and reserves
Details of issued ordinary shares with a nominal value of Sterling 6 pence (2018: 1 pence) each are in the table below. The ordinary shares and share price in 2018 were adjusted for the share consolidation completed in 2019.
Date	Number of ordinary shares	Number of deferred shares	Total Share Capital US$'000	Total Share Premium US$'000
At December 31, 2019	159,363,543	—	$11,918	$2,422
At December 31, 2018	274,817,283	43,171,134	$25,198	$68,233
The number of ordinary shares issued at December 31, 2019 includes treasury shares of 4,864,656.
The Company repurchased all of the 43,171,134 deferred ordinary shares in July 2019 for an aggregate consideration of £0.01 and the Deferred Shares were immediately cancelled. Simultaneously the Company allotted four additional ordinary shares of par value £0.01 each in the capital of the Company, in connection with a 6 to 1 consolidation of the Company’s share capital.
In an US$8,000,000 equity raise, the company issued 7,346,189 ordinary shares, 4,580,288 shares in August 2019 and 2,765,901 shares in September 2019.
On September 24, 2019, the following equity issuances were conducted:
•
77,027,423 ordinary shares and 8,065,000 warrants for a consideration of US$152,615,000 were issued as part of the Aegerion acquisition whereby the company acquired the entire share capital of Aegerion.

•	27,541,944 ordinary shares and 5,911,722 warrants were issued as part of a US$60,000,000 fund raising.

On December 27, 2019, the Company issued 1,645,105 shares to certain shareholders in consideration of warrants.
Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.
Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves. By special resolution of the Company duly passed on September 23, 2019, in accordance with section 283 of the UK Companies Act 2006, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on November 5, 2019.
Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019 net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. On December 27, 2019, the company issued 1,645,105 ordinary shares in consideration for certain warrants.
Treasury Shares
On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from certain shareholders. In exchange for the ordinary shares, these shareholders were issued an equivalent number of zero cost warrants. These ordinary shares are now held as treasury shares.
Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2.
Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.
Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016 in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.
Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.
Other distributable reserves
Other distributable reserves comprise the following:
•	Distribution of the share premium amount on November 6, 2019 of US$268,505,000.

•	A deemed distribution of US$47,902,000 arising from the issuance of CVRs.
•
A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”).

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S, dollar denominated foreign subsidiaries.
Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.
18. Deferred tax liability
Total
US$'000
At January 1, 2018	$6,161
Movement during the year	—
At December 31, 2018	6,161
Net movement during the year	12,760
At December 31, 2019	$18,921
A deferred tax liability arose in 2016 on the acquisition of Amryt GmbH. An intangible asset was recognized in relation to in process R&D. As the intangible asset only arises on consolidation and there may not be tax deductions available on sale, its tax base is nil.
When the intangible asset is amortized the tax difference will be reduced and the movement in the deferred tax liability will be recognized in profit or loss. The in-process R&D is currently not being amortized and as a result the deferred tax liability in relation to the Birken acquisition continues to be in place.
A deferred tax liability, in the amount of US$14,425,000, also arose in 2019 in connection with the acquisition of Aegerion Pharmaceuticals, Inc. (see Note 6, Business combinations and asset acquisitions). The intangible assets have been recognized at their fair value. As the transaction was completed as a share acquisition, the intangible assets were not re-based to fair value from a tax perspective with a deferred tax liability being recognized on acquisition. These intangibles are being amortized and the resulting reduction in the deferred tax liability will be recognized in profit or loss.
19. Long term loan
	December 31,
	2019	2018
	US$'000
Long term loan	$81,610	$17,164
Long term loan interest	—	1,847
Long term loan and interest	$81,610	$19,011
In December 2016, Amryt DAC entered into a euro denominated €20,000,000 facility agreement (“facility”) with the European Investment Bank (“EIB”) on attractive terms for the Group. The facility was significant because it provided non-dilutive funding that secured the Group’s near and mid-term funding needs for its lead development candidate, AP101.
The facility was split into three tranches, with €10,000,000 available immediately and two further tranches of €5,000,000 available upon the achievement of certain milestones. In April 2017, the Group drew down the first tranche of €10,000,000. In October 2017, the terms of the second tranche of €5,000,000 were amended by the EIB resulting in the Group being given option to draw this amount down on demand. The Group drew down this second tranche of €5,000,000 in September 2018. In December 2018, the terms of the third tranche were amended by the EIB to give the Group the option to draw down this final tranche on demand on the condition that the EASE Phase 3 trial interim efficacy results were positive. In January 2019, the Group received the results of this unblinded interim efficacy analysis. The Independent Monitoring Committee recommended that the trial should continue with an increase in patients. Following this positive result, the original conditions of the final tranche were waived and the final tranche of €5,000,000 was drawn down in February 2019. The facility was secured over the Intellectual Property assets of the Group and there was also a negative pledge whereby Amryt cannot permit any security to be granted over any of its assets over the course of the loan period.
The facility had a five-year term from the date of drawdown for each tranche. The facility had an interest rate of 3% to be paid on an annual basis, the first instalment of short-term interest on the €10,000,000 tranche 1 was paid in April 2018. A further annual fixed rate of 10% was payable together with the outstanding principal amount on expiry of the facility. At December 31, 2018, the Group had short term interest payable accrued amounting US$319,000 which was repayable in April 2019 and long-term interest payable of US$1,847,000 which represents the present value of the long-term interest accrued but not payable until each tranche matured.
On September 24, 2019, the EIB loan was repaid in full.
As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (“Term Loan”) with various lenders. The Term Loan is made up of a US$54,469,000 loan that was in place prior to the acquisition which was refinanced as part of the acquisition and a US$26,552,000 additional loan that was drawn down on September 24, 2019 and was used to repay the EIB secured loan facility. The Term Loan has a five-year term from the date of the draw down, September 24, 2019 and matures on September 24, 2024. Under the Term Loan, interest will be payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind that will be paid when the principal is repaid, which rolls up and is included in the principal balance outstanding, on a quarterly basis. The Term Loan may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan.
In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are being amortized over the expected life of the loan using the effective interest method.
The Term Loan is guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.
The Term Loan agreement includes affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type, and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2019.
Total
Changes in long term loans from financing activities:	US$'000
At January 1, 2019	$19,011
Cash-flows
Proceeds from loans and borrowings	31,176
Repayment of loans and borrowings	(21,990)
Liability related
Effect of changes in foreign exchange rates	797
Acquired loans and borrowings	54,469
Interest accrual	(1,853)
At December 31, 2019	$81,610

20. Convertible notes
December 31, 2019
US$'000
Issuance of convertible notes	$125,000
Amount classified as equity	(29,210)
Accreted interest	1,066
Total convertible notes	$96,856
As part of the acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors. Refer to Note 23, Related party transactions, for further details.
The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.
The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Aegerion can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 17, Share capital and reserves, for further details on the equity component of the convertible notes.
From September 24, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.
The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness.
The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Aegerion, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Aegerion and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Aegerion, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Aegerion’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Aegerion to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2019.
21. Trade and other payables
	December 31,
	2019	2018
	US$'000
Trade payables	$23,418	$5,339
Accrued expenses	52,382	6,204
Social security costs and other taxes	796	500
Trade and other payables	$76,596	$12,043

The accruals mainly consist of costs related to government revenue rebates, convertible note interest, royalty expenses, restructuring costs, clinical and R&D activities.
22. Provisions and other liabilities
	December 31,
	2019	2018
	US$'000
Non-current liabilities
Provisions and other liabilities	$3,910	$—
Leases due greater than 1 year	1,053	—
	4,963	—
Current liabilities
Provisions and other liabilities	23,047	—
Leases due less than 1 year	571	—
	23,618	—
Total provisions and other liabilities	$28,581	$—
Refer to Note 25, Commitments and contingencies for further details on provisions.
23. Related party transactions
Compensation of key management personnel of the Group
At December 31, 2019 the key management personnel of the Group were made up of two key personnel, the executive director, Joe Wiley and the Chief Financial Officer and Chief Operating Officer, Rory Nealon. Rory Nealon was an executive director of the Company in 2018 and resigned from this position on September 24, 2019.
Compensation for the year ended December 31, 2019 of these personnel is detailed below:
	December 31,
	2019	2018
	US$'000
Short-term employee benefits	$1,049	$803
Performance related bonus	1,286	420
Post-employment benefits	86	76
Share-based compensation benefits	510	175
Total compensation	$2,931	$1,474
Shares purchased by directors
The directors of the Company did not purchase any shares in the Company in 2018.
The Chairman, Ray Stafford, purchased 918,273 Amryt ordinary shares as part of the interim fundraise in August 2019. The executive director, Joe Wiley purchased 7,999 shares on the open market in January 2020.
Agreements with principal shareholders
Long term loan
On September 24, 2019, the Group entered into a long term loan. Proceeds from the long term loan were used to refinance Aegerion’s existing secured bridge loan in the principal amount of approximately US$50,000,000 (in principal) held by certain funds managed by Athyrium Capital Management, LP and Highbridge Capital Management, LLC, respectively, and Amryt’s existing €20,000,000 (in principal) secured loan facility with EIB. Further information on the terms of the long term loan is included in Note 19, Long term loan, of these financial statements.

Convertible notes
On September 24, 2019, the Company issued US$125,000,000 aggregate principal amount of convertible notes due 2025 to certain creditors of Aegerion. The convertible notes bear interest at a rate of 5% per annum, payable in cash semi-annually. The convertible notes will mature approximately five and a half years after issuance, unless earlier repurchased, redeemed or converted. Further information on the terms of the convertible notes is included in Note 20, Convertible notes, of these financial statements.
Zero Cost Warrants
The Company agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt ordinary shares to be constituted on the terms of the zero cost warrant. The relevant Aegerion creditors are entitled at any time to exercise the zero cost warrants, at which point in time the Company would issue to that Aegerion creditor the relevant number of fully paid ordinary shares in return for the exercise of the zero cost warrants.
On September 24, 2019, certain of Aegerion’s creditors elected to receive 8,065,000 zero cost warrants to subscribe for Amryt ordinary shares as consideration for the acquisition. Separately 5,911,722 warrants were issued to investors in connection with the US$60,000,000 equity raise.
On November 14, 2019, the Company repurchased a combined 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. These ordinary shares are now held as treasury shares. On December 19, 2019, Highbridge MSF International Ltd exercised 1,645,105 zero cost warrants in exchange for 1,645,105 ordinary shares.
24. Fair value measurement and financial risk management
Categories of financial instruments
	December 31,
	2019	2018
	US$'000
Financial assets (all at amortized cost):
Cash and cash equivalents	$67,229	$11,226
Trade receivables	28,607	3,572
Total financial assets	95,836	14,798

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	75,800	11,543
Lease liabilities	1,624	—
Other liabilities	19,457	—
Convertible notes	96,856	—
Long term loan	81,610	19,011
At fair value
Contingent consideration	102,461	47,316
Total financial liabilities	377,808	77,870
Net	$(281,972)	$(63,072)
Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:
•	Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.

•
Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.

•	Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).
The contingent consideration has been valued using Level 3. The contingent consideration comprises:
a.
Contingent consideration relating to the acquisition of Amryt GmbH (see Note 6, Business combinations and asset acquisitions) that was measured at US$53,048,000 as at December 31, 2019 (2018: US$47,316,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data
•	An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,710,000. A decrease would have the opposite effect.
•	A 5% increase in the discount factor used would result in a decrease to the fair value of US$9,761,000. A decrease of 5% would result in an increase to the fair value of US$13,312,000.
•	A six-month delay in the launch date for AP101 for EB would result in a decrease to the fair value of US$4,313,000.
b.
Contingent consideration relating to the acquisition of Aegerion that was measured at US$49,413,000 as at December 31, 2019. The fair value comprises approval milestones which was determined using probability weighted revenue forecasts and the fair value of the revenue milestones which was determined using probability adjusted present values.

Impact of key unobservable input data
•	An increase of 10% in estimated revenue forecasts would not result in any change to the fair value. A decrease would result in a decrease to the fair value of US$444,000.
•	A 5% increase in the discount factors used would result in a decrease to the fair value of US$3,440,000. A decrease of 5% would result in an increase to the fair value of US$3,894,000.
•	A six-month delay in the launch date for AP101 for EB would result in a decrease to the fair value of US$2,788,000.
Policies and Objectives
The Group’s operations expose it to some financial risks arising from its use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board of Directors is responsible for the Group and Company’s risk management policies and whilst retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s finance function. The main policies for managing these risks are as follows:
Liquidity risk
The Group is not subject to any externally imposed capital requirement. Accordingly, the Group’s objectives are to safeguard the ability to continue as a going concern in order to provide returns for shareholders and benefits to other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Working capital forecasts are prepared to ensure the Group has sufficient funds to complete contracted work commitments.
The following table shows the maturity profile of trade payables of the Group:
	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Total
December 31, 2019	US$'000
Trade payables	$17,995	$3,272	$2,151	$23,418

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Total
December 31, 2018	US$'000
Trade payables	$4,344	$—	$995	$5,339
The following table shows the maturity profile of lease liabilities and other liabilities of the Group:
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
December 31, 2019	US$'000
Lease liabilities	$969	$916	$143	$20	$2,048
Other liabilities	15,722	3,928	—	—	19,650
	$16,691	$4,844	$143	$20	$21,698
The following table shows the undiscounted maturity profile of long-term loans of the Group, including principal and interest:
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
December 31, 2019	US$'000
Long term loan	$5,585	$12,296	$124,427	$—	$142,308
Convertible notes	6,372	12,500	12,500	128,125	159,497
	$11,957	$24,796	$136,927	$128,125	$301,805
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
December 31, 2018	US$'000
Long term loan	$—	$—	$19,358	$—	$19,358
The following table shows the undiscounted maturity profile of the contingent consideration of the Group:
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
December 31, 2019	US$'000
Contingent consideration	$—	$99,559	$27,998	$—	$127,557
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
December 31, 2018	US$'000
Contingent consideration	$—	$14,875	$28,607	$—	$43,482
Capital management
The Group considers its capital to be its ordinary share capital, share premium, other reserves and accumulated deficit. The Group manages its capital to ensure that entities within the Group will be able to continue individually as going concerns, while maximizing the return to shareholders through the optimization of debt and equity balances. The Group manages its capital structure and makes adjustments to it, in the light of changes in economic conditions. To maintain or adjust its capital structure, the Group may adjust or issue new shares or raise debt. On a regular basis, management receives financial and operational performance reports that enable continuous management of assets, liabilities and liquidity. No changes were made in the objectives, policies or processes during the years ended December 31, 2019 and December 31, 2018.
Market risk
Market risk arises from the use of interest-bearing financial instruments and represents the risk that future cash flows of a financial instrument will fluctuate as a result of changes in interest rates. It is the Group’s policy to ensure that significant contracts are entered into in its functional currency whenever possible and to maintain the majority of cash balances in the functional currency of the Company. The Group considers this policy minimizes any unnecessary foreign exchange exposure. In order to monitor the continuing effectiveness of this policy, the Board of Directors reviews the currency profile of cash balances and managements accounts.
It is the Group’s policy to enter into long term borrowings at fixed rates of interest where possible to reduce the Group’s exposure to cash flow interest rate risk. During the years ended December 31, 2019 and December 31, 2018, the long term borrowings of the Group were subject to fixed rates of interest.
During the year 2019, the Group earned interest on its interest-bearing financial assets at rates between 0% and 2%. The effect of a 1% change in interest rates obtainable during the year on cash and on short-term deposits would be to increase or decrease the Group loss before tax by US$71,000 (2018: US$64,000).
In addition to cash balances maintained in US$, the Group had balances in £ and € amongst others at year-end. A theoretical 10% adverse movement in the year end €:US$ exchange rate would lead to an increase in the Group loss before tax by US$573,000 with a corresponding reduction in the Group loss before tax with a 10% favorable movement. A theoretical 10% adverse movement in £:US$ exchange rates would lead to an increase in the Group loss before tax by US$438,000 with a corresponding reduction in the Group loss before tax with a 10% favorable movement.
Credit risk
The Group has no significant concentrations of credit risk. Exposure to credit risk is monitored on an ongoing basis. If necessary, the Group maintains specific provisions for potential credit losses. To date there has been no requirement for such provisions. The Group maintains cash and cash equivalents with various financial institutions. The Group performs regular and detailed evaluations of these financial institutions to assess their relative credit standing. The carrying amount reported in the balance sheet for cash and cash equivalents approximate their fair value. Credit risk is the risk that the counterparty will default on its contractual obligations resulting in financial loss. Credit risk arises from cash and cash equivalents and from exposure via deposits with the Group’s bankers. For cash and cash equivalents, the Group only uses recognized banks with high credit ratings.
Credit risk related to customers is managed through risk assessment procedures, through assessment of credit quality, taking into account the financial position of the customer, past experience and other factors. The compliance with credit terms is monitored on a regular basis by management. Credit terms may vary from one month to several months depending on the region and customer. The major customers contribute to 58% of the total trade receivables of the group outstanding as at December 31, 2019 (2018: 92%).
For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group assesses ECL based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
25. Commitments and contingencies
Contingent consideration
See Note 6, Business combinations and asset acquisitions, in relation to contingent consideration as a result of the acquisition of Amryt GmbH and Aegerion.
License Agreements
In connection with metreleptin, the Group has license agreements for the exclusive license and patents for the use of metreleptin to develop, manufacture and commercialize a preparation containing metreleptin. Under the license agreements the Group is required to make royalty payments on net sales on a country-by-country basis. During the year ended December 31, 2019, following the Aegerion acquisition on September 24, 2019, the Group made aggregate royalty payments of US$5,104,000 (2018: US$nil).
The Group holds a license agreement for the exclusive, worldwide license of certain know-how and a range of patent rights applicable to lomitapide. The Group is obligated to use commercially reasonable efforts to develop, commercialize, market and sell at least one product covered by the licensed patent right, such as lomitapide. Additionally, the Group is required to make royalty payments on net sales of products. During the year ended December 31, 2019, following the Aegerion acquisition on September 24, 2019, the Group recorded aggregate royalty expenses to third parties of US$803,000 (2018: US$nil).

Prior to the Aegerion acquisition, Amryt had the exclusive right to sell LOJUXTA across the licensed territories pursuant to a license agreement with Aegerion. During the year ended December 31, 2019, Amryt recorded aggregate royalty expenses to Aegerion of US$2,512,000 (2018: US$2,678,000).
The Group entered into a license agreement for the exclusive, worldwide license to the patent rights for a novel polymer-based topical gene therapy delivery platform for potential use in the treatment of rare genetic diseases. The first product candidate utilizing this platform, AP103, is currently in preclinical development for the treatment of recessive dystrophic EB, a subset of severe EB. Under the license agreement Amryt is required to pay milestone payments and, upon the sale of product, royalty payments on net sales of products.
The Group entered into a license agreement for the non-exclusive, worldwide license to the patent rights for the design and development of gene coded therapy vectors and methods for making such vectors, in order for Amryt to develop and commercialize its genetic encoded therapies relating to AP103. Under this agreement Amryt is required to make milestone payments and royalty payments on net sales of products.
Legal matters
Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (“DOJ”) and the FDA in connection with JUXTAPID investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$3,387,000 of settlement payments, including interest, and the total amount of the settlements that remains due as a current liability and a non-current liability is $15,547,000 and $3,910,000, respectively, as of December 31, 2019.
Other legal matters
The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At December 31, 2019 the Group had recognized liabilities of US$7,500,000 in relation to ongoing legal matters.
Lease commitments
The Group had no finance lease commitments in 2019 (2018: nil). In February 2020, the Group entered an 8-year term lease for its U.S. operational office, located in Boston, Massachusetts. The lease will commence in April 2020, and the aggregate lease payment amounts over the lease term is approximately US$2,400,000.
26. Investment in subsidiaries
List of subsidiary companies:
Subsidiary	Ownership	Activities	Company Number	Incorporation	2019 % Holding	2018 % Holding
Amryt Pharma Holdings Ltd.	Direct	Holding company and management services	5316808	UK	100	100
Amryt Pharmaceuticals DAC	Indirect	Holding company and management services	566448	Ireland	100	100
Amryt Research Limited	Indirect	Pharmaceuticals R&D	571411	Ireland	100	100
Amryt Endocrinology Limited	Indirect	Pharmaceuticals R&D	572984	Ireland	100	100
Amryt Lipidology Limited	Indirect	Licensee for Lojuxta	593833	Ireland	100	100
Amryt Genetics Limited	Indirect	Pharmaceutical R&D	622577	Ireland	100	100
Amryt Pharma (UK) Limited	Indirect	Management services	10463152	UK	100	100
Amryt Pharma France	Indirect	Dormant	824 418 156 00017	France	100	100
Amryt Pharma Italy SRL	Indirect	Management services	2109476	Italy	100	100
Amryt Pharma Spain SL	Indirect	Management services	B67130567	Spain	100	100
Amryt GmbH (previously Amryt AG)	Indirect	Product Sales and Pharmaceuticals R&D	HRB 711487	Germany	100	100

Subsidiary	Ownership	Activities	Company Number	Incorporation	2019 % Holding	2018 % Holding
SomPharmaceuticals SA	Indirect	Pharmaceuticals R&D and management services	CHE-435.396.568	Switzerland	100	100
SomTherapeutics, Corp	Indirect	License holder	P14000071235	USA	100	100
Aegerion Pharmaceuticals, Inc.	Indirect	Holding company and management services	3922075	USA	100	Not applicable
Aegerion International Ltd.	Indirect	Management services	52048	Bermuda	100	Not applicable
Aegerion Securities Corporation	Indirect	Management services	464215084	USA	100	Not applicable
Aegerion Pharmaceuticals Holdings, Inc.	Indirect	Management services	5213687	USA	100	Not applicable
Aegerion Argentina S.R.L.	Indirect	Management services	901-709682-0	Argentina	100	Not applicable
Aegerion Pharmaceuticals (Canada) Ltd.	Indirect	Management services	85134 5132 RT0001	Canada	100	Not applicable
Aegerion Colombia S.A.S.	Indirect	Management services	R048196625	Colombia	100	Not applicable
Aegerion Pharmaceuticals K.K.	Indirect	Management services	0104-01-107816	Japan	100	Not applicable
Aegerion Brasil Comercio E Importacao De Medicamentos LTDA	Indirect	Management services	3522602510-1	Brazil	100	Not applicable
Aegerion Pharmaceuticals Ltd.	Indirect	Management services	46134	Bermuda	100	Not applicable
Aegerion Pharmaceuticals Limited	Indirect	Management services	8114919	UK	100	Not applicable
Aegerion Pharmaceuticals, SAS	Indirect	Management services	534 195 59900012	France	100	Not applicable
Aegerion Pharmaceuticals S.r.l.	Indirect	Management services	1166250	Italy	100	Not applicable
Aegerion Pharmaceuticals GmbH	Indirect	Management services	HRB 95895	Germany	100	Not applicable
Aegerion İlaç Ticaret Limited Şirketi	Indirect	Management services	907292	Turkey	100	Not applicable
Aegerion Pharmaceuticals SARL	Indirect	Management services	CHE-497.494.599	Switzerland	100	Not applicable
Aegerion Pharmaceuticals B.V.	Indirect	Management services	69859647	Netherlands	100	Not applicable
Aegerion Pharmaceuticals Spain, S.L.	Indirect	Management services	B88019161	Spain	100	Not applicable

List of registered offices:
Company	Registered Office Address
Amryt Pharma Holdings Ltd	Dept 920a 196 High Road, Wood Green, London, United Kingdom, N22 8HH
Amryt Pharmaceuticals DAC	90 Harcourt Street, Dublin 2
Amryt Research Limited	90 Harcourt Street, Dublin 2
Amryt Endocrinology Limited	90 Harcourt Street, Dublin 2
Amryt Lipidology Limited	90 Harcourt Street, Dublin 2
Amryt Genetics Limited	90 Harcourt Street, Dublin 2
Amryt Pharma (UK) Limited	3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT
Amryt Pharma France	17 Avenue George V, 75008 Paris
Amryt Pharma Italy SRL	Milano (MI)-Via Dell'Annunciata 23/4
Amryt Spain SL	Barcelona, calle Diputacio, number 260
Amryt GmbH (previously Amryt AG)	Streiflingsweg 11, 75223 Niefern-Öschelbronn
SomPharmaceuticals SA	Bahnofstrasse 21, 6300 Zug
SomTherapeutics, Corp	3795 Coventry Lane, Boca Raton, FL 33496
Aegerion Pharmaceuticals Inc.	245 First Street, Riverview II, 18th Floor, Cambridge, MA 02142
Aegerion International Ltd.	Clarendon House, 2 Church Street, Hamilton, HM11
Aegerion Securities Corporation	245 First Street, Riverview II, 18th Floor, Cambridge, MA 02142
Aegerion Pharmaceuticals Holdings, Inc.	245 First Street, Riverview II, 18th Floor, Cambridge, MA 02142
Aegerion Argentina S.R.L.	Avda. Camacua 421, Suite 102, Olivos, Vicente Lopez, 1636
Aegerion Pharmaceuticals Canada (Ltd).	5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9
Aegerion Colombia S.A.S.	CR 12 89 33 P 5, Bogota DC, Bogota 110111
Aegerion Pharmaceuticals K.K.	12F, Ark Mori Building, 1-12-32 Akasaka, Minato-ku, Tokyo
Aegerion Brazil Comercio E Importacao De Medicamentos. LTDA	Rua Joseefina, 200-Guarulhos City, Sao Paulo
Aegerion Pharmaceuticals Ltd.	Clarendon House, 2 Church Street, Hamilton, HM11
Aegerion Pharmaceuticals Limited	Royal Albert House, Sheet Street, Windsor, UK SL4 1BE
Aegerion Pharmaceuticals, SAS	235, Avenue Le Jour se Leve, Boulogne-Billancourt, 92 100
Aegerion Pharmaceuticals, S.r.l.	Viale Abruzzi n. 94, Milano, 20131
Aegerion Pharmaceuticals GmbH	Maximilianstrasse 35A, Munich, Germany, 80539
Aegerion ILac Ticaret Limited Sirketi	Orjin Maslak, Eski Buyukdere Caddesi No: 27 K:11, Maslak, Istanbul, 34485
Aegerion Pharmaceuticals SARL	Rue de Rive 5, Nyon, Switzerland 1260
Aegerion Pharmaceuticals B.V.	Atrium Building, 8th Floor, Strawinskylaan 3127, 8e verdieping, Amsterdam
Aegerion Pharmaceuticals Spain, S.L.	Calle Josep Coroleu, 83 2-2, Vilanova I la Geltru, Barcelona 08800
27. Events after the reporting period
On February 18, 2020, Amryt confidentially submitted a draft registration statement on Form F-1 to the U.S. Securities and Exchange Commission (“SEC”) relating to the proposed offering of American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares, and the proposed listing of the ADSs on the Nasdaq Global Select Market (“Nasdaq”).
Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites. The outbreak and government measures taken in response have had a significant impact, both direct and indirect, on all businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen. As COVID-19 continues to spread around the globe, Amryt may experience disruptions that could affect its business, preclinical studies and clinical trials.
In response to the spread of COVID-19, Amryt has closed its executive offices with its administrative employees continuing their work outside of our offices and limited the number of staff in Amryt’s manufacturing facility in Germany. Amryt provides therapeutic products to HoFH and lipodystrophy patients globally on a recurring basis. Once lomitapide (for the treatment of HoFH) or metreleptin (for the treatment of lipodystrophy) is prescribed by physicians, patients are typically on treatment over a long period of time with repeat prescriptions for each patient.

Aegerion Pharmaceuticals, Inc.
INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of Aegerion Pharmaceuticals, Inc.
We have audited the accompanying consolidated financial statements of Aegerion Pharmaceuticals, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aegerion Pharmaceuticals, Inc. and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s level of indebtedness and Chapter 11 bankruptcy filing raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Emphasis of Matter Regarding Transactions with Parent Company
As discussed in Note 2 to the consolidated financial statements, such financial statements include significant transactions with and allocations from its former parent company, Novelion Therapeutics Inc., and its affiliates. As a result, the accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Bankruptcy Proceedings
As discussed in Notes 1 and 16 to the consolidated financial statements, on May 20, 2019, the Company filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the settlement amounts for allowed claims, or the status and priority thereof; (3) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (4) as to operations, the effect of any changes that may be made in its business. Our opinion is not modified with respect to this matter.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
February 18, 2020

Aegerion Pharmaceuticals, Inc.
Consolidated Balance Sheets
(in thousands)
	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$31,881	$14,307
Accounts receivable, net	28,912	22,191
Inventories - current	12,745	15,886
Prepaid expenses and other current assets	15,292	10,499
Total current assets	88,830	62,883
Inventories - non-current	36,202	33,940
Property and equipment, net	1,397	2,572
Intangible assets, net	200,176	225,272
Other non-current assets	1,209	2,247
Total assets	$327,814	$326,914

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$4,995	$13,182
Accrued liabilities	42,356	36,197
Payable due to Novelion	11,003	—
Short-term debt	73,677	—
Short-term debt due to Novelion	37,264	—
Convertible notes, net	274,815	—
Provision for legal settlements - current	11,689	8,596
Total current liabilities	455,799	57,975
Convertible notes, net	—	258,538
Long-term debt due to Novelion	—	23,500
Provision for legal settlements - non-current	19,391	31,016
Payable due to Novelion	—	4,760
Other non-current liabilities	795	595
Total liabilities	475,985	376,384
Commitments and contingencies (Note 15)
Shareholders’ equity:
Common shares, without par value, 30,301 shares issued and outstanding at December 31, 2018 and 2017, respectively	—	—
Additional paid-in-capital	59,381	59,381
Accumulated deficit	(206,217)	(109,679)
Accumulated other comprehensive (loss) income	(1,335)	828
Total shareholders’ deficit	(148,171)	(49,470)
Total liabilities and shareholders’ deficit	$327,814	$326,914
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
Consolidated Statements of Operations
(in thousands)
	Year Ended December 31,
	2018	2017
Net revenues	$130,432	$138,438
Cost of product sales	59,697	77,220
Operating expenses:
Selling, general and administrative	64,437	77,793
Research and development	38,064	44,895
Restructuring charges	2,171	121
Related party expenses (income), net	942	(177)
Total operating expenses	105,614	122,632
Loss from operations	(34,879)	(61,414)
Interest expense, net	(50,746)	(39,467)
Interest expense due to Novelion	(2,987)	(1,089)
Loss on extinguishment of debt	(4,333)	—
Other expense, net	(1,888)	(836)
Loss before provision for income taxes	(94,833)	(102,806)
Provision for income taxes	(1,705)	(594)
Net loss	$(96,538)	$(103,400)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)
	Year Ended December 31,
	2018	2017
Net loss	$(96,538)	$(103,400)
Other comprehensive (loss) income:
Foreign currency translation	(2,163)	1,209
Other comprehensive (loss) income	(2,163)	1,209
Comprehensive loss	$(98,701)	$(102,191)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
Consolidated Statements of Shareholders’ Equity (Deficit)
(in thousands, except share information)
	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders Equity (Deficit)
	Shares	Amount
Balance at January 1, 2017	30,301,444	$—	$59,381	$(6,279)	$(381)	$52,721
Net loss	—	—	—	(103,400)	—	(103,400)
Foreign currency translation adjustment	—	—	—	—	1,209	1,209
Balance at December 31, 2017	30,301,444	—	59,381	(109,679)	828	(49,470)
Net loss	—	—	—	(96,538)	—	(96,538)
Foreign currency translation adjustment	—	—	—	—	(2,163)	(2,163)
Balance at December 31, 2018	30,301,444	$—	$59,381	$(206,217)	$(1,335)	$(148,171)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
Cash used in operating activities	2018	2017
Net loss	$(96,538)	(103,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,577	1,865
Amortization of intangible assets	25,091	25,052
Stock-based compensation	1,465	2,145
Non-cash interest expense	39,670	32,954
Non-cash interest expense due to Novelion	2,987	1,089
Provision for inventory excess and obsolescence	2,062	18,814
Unrealized foreign exchange loss (gain)	2,908	(818)
Amortization of debt issuance costs and debt discount	3,251	—
Deferred income taxes	858	138
Other non-cash operating activities	(13)	24
Loss on extinguishment of Shareholder Term Loans	4,025	—
Changes in assets and liabilities:
Accounts receivable	(6,745)	(13,032)
Inventories	(1,700)	6,081
Prepaid expenses and other assets	(4,876)	19,282
Accounts payable	(10,517)	(207)
Payable due to Novelion	448	(406)
Accrued and other liabilities	(2,715)	(23,970)
Net cash used in operating activities	(38,762)	(34,389)
Cash used in investing activities
Purchase of property and equipment	(442)	(372)
Net cash used in investing activities	(442)	(372)
Cash provided by financing activities
Net proceeds from Bridge Loans	70,000	—
Net proceeds from Novelion Loan	15,000	22,000
Repayment of Shareholder Term Loans	(20,000)	—
Repayment of Novelion Loan	(3,500)	—
Payment of debt issuance costs	(2,966)	—
Net cash provided by financing activities	58,534	22,000
Exchange rate effect on cash	(1,756)	2,032
Net increase (decrease) in cash and cash equivalents	17,574	(10,729)
Cash and cash equivalents, beginning of period	14,307	25,036
Cash and cash equivalents, end of period	$31,881	14,307
Supplemental disclosures of cash flow information
Cash paid for interest	$8,182	$6,514
Cash paid for taxes, net	$42	$1,671
Non-cash investing activities
Purchases of property and equipment included in accounts payable	$10	$122
Non-cash financing activities
Refinance from Roll Up Loans	$22,500	$—
Retirement of Convertible Notes	$(22,500)	$—
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
Notes to Consolidated Financial Statements
1. Description of Business
Organization
Aegerion Pharmaceuticals, Inc. (“Aegerion” or the “Company”) is a rare disease biopharmaceutical company dedicated to developing new standards of care for individuals living with rare diseases. The Company is a private company incorporated in the state of Delaware in the United States (“U.S.”) and has international operations and two commercial products, metreleptin and lomitapide. Metreleptin, a recombinant analog of human leptin, is currently marketed in the U.S. under the brand name MYALEPT (metreleptin for injection). MYALEPT is approved in the U.S. as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (“GL”). In July 2018, metreleptin, under the brand name MYALEPTA, was approved in the European Union (“EU”) as a treatment for the complications of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired Partial Lipodystrophy (“PL”) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Lomitapide, which is marketed in the U.S. under the brand name JUXTAPID (lomitapide) capsules (“JUXTAPID”), is approved in the U.S. as an adjunct to a low-fat diet and other lipid-lowering treatments, including low-density lipoprotein (“LDL”) apheresis where available, to reduce low-density lipoprotein cholesterol (“LDL-C”), total cholesterol (“TC”), apolipoprotein B (“apo B”) and non-high-density lipoprotein cholesterol (“non-HDL-C”) in adult patients with homozygous familial hypercholesterolemia (“HoFH”). Lomitapide is approved in the EU, under the brand name LOJUXTA (lomitapide) hard capsules (“LOJUXTA”) for the treatment of adult patients with HoFH, where it is commercialized by Aegerion’s licensee, Amryt Pharma plc (“Amryt”). In December 2016, Aegerion launched JUXTAPID as a treatment for HoFH in Japan and on February 5, 2019, Aegerion entered into a license agreement with Recordati Rare Diseases Inc. (“Recordati”) for the commercialization of JUXTAPID in Japan. Additionally, both metreleptin and lomitapide are sold, on a named patient basis, in certain countries outside of the U.S., such as Brazil, where such sales are permitted based on the approval of metreleptin and lomitapide in the U.S. or EU.
Merger with Amryt
As discussed in Note 16, Subsequent Events, on May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., each was previously a subsidiary of Novelion Therapeutics Inc. (“Novelion”), filed voluntary petitions under chapter 11 (“Chapter 11”) of Title 11 of the U.S. Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”). In addition, on May 20, 2019, Aegerion Pharmaceuticals, Inc. and Aegerion Pharmaceuticals Holdings, Inc. entered into a Plan Funding Agreement (“Plan Funding Agreement”) with Amryt to set forth the terms and conditions of the acquisition by Amryt of 100 percent of the outstanding equity interests of the reorganized Aegerion Pharmaceuticals, Inc. (“Recognized Debtors”) (“Amryt Transaction”).
On September 24, 2019, Aegerion completed the Amryt Transaction (“Closing”). The consideration for the Amryt Transaction has been satisfied through the issuance of ordinary Amryt shares (“Ordinary Shares”), or American depositary receipts representing Ordinary Shares, to stakeholders of Aegerion. Through the Amryt Transaction, Novelion has been divested of its operating subsidiary, Aegerion. Refer to Note 16, Subsequent Events, for further discussion related to the completion of the Amryt Transaction.
Going Concern
The accompanying Consolidated Financial Statements have been prepared assuming Aegerion will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of December 31, 2018, Aegerion has significant indebtedness of $475.9 million, and the level of indebtedness has adversely impacted Aegerion’s financial condition. In addition, the filing of the Chapter 11 cases in May 2019 constituted an event of default with respect to certain of Aegerion’s existing debt obligations. As a result, Aegerion’s financial condition and the risks and uncertainties surrounding its Chapter 11 proceedings raise substantial doubt as to Aegerion’s ability to continue as a going concern.
As discussed above and in Note 16, Subsequent Events, the Bankruptcy Court entered an order (“Confirmation Order”) confirming Aegerion’s First Amended Joint Chapter 11 Plan (“Plan”), as modified to reflect certain resolutions agreed to among various parties. As result of the Plan, a significant amount of the Company’s indebtedness was discharged. Additionally, as discussed above, Aegerion was acquired by Amryt. Refer to Note 16, Subsequent Events, for further discussion on the indebtedness discharge and the Amryt Transaction.
As of December 31, 2019, Aegerion’s unrestricted cash balance is approximately $17.4 million. The Company believes that its existing funds would not be sufficient to satisfy its operating needs and its working capital for at least the next twelve months from the issuance of the Consolidated Financial Statements. Aegerion may, from time to time, need to seek additional funding from Amryt, its parent company. Should the Company be unable to receive funding from its parent company, the Company’s business, results of operations, liquidity and financial condition would be materially and negatively affected, and the Company would be unable to continue as a going concern.
2. Summary of Significant Accounting Principles
Basis of Presentation and Principles of Consolidation
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All amounts herein are expressed in U.S. dollars (“USD”) unless otherwise noted.
The accompanying Consolidated Financial Statements include operations of Aegerion and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. Additionally, the Company engages in various transactions with its former parent company, Novelion, and its affiliates, including the term loan agreement and the shared service agreement. Refer to Note 10, Related Party Transactions, for further discussions. Accordingly, the accompanying Consolidated Financial Statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.
Use of Estimates
The preparation of Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods presented. The Company’s estimates often are based on complex judgments, probabilities and assumptions that the Company believes to be reasonable but that are inherently uncertain and unpredictable. For any given individual estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. Actual results may differ from estimates made by management. Changes in estimates are reflected in reported results in the period in which they become known.
Reporting and Functional Currency
The Company’s reporting currency is the USD and its operations utilize the USD or local currency as the functional currency, where applicable.
Transactions in other currencies are recorded in the functional currency at the rate of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are re-measured into the functional currency at the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.
For foreign entities where the local currency is the functional currency, assets and liabilities denominated in local currencies are translated into USD at end-of-period exchange rates and the resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) within shareholders’ deficit.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid instruments purchased with an original maturity of three months or less at the date of purchase.

Accounts Receivable, net
The majority of the Company’s accounts receivable arise from product sales and primarily represents amounts due from distributors, named patients and other entities. The Company monitors the financial performance and creditworthiness of its customers to properly assess and respond to changes in their credit profiles, and provides reserves against accounts receivable for estimated losses that may result from a customer’s inability to pay. Amounts determined to be uncollectible are charged or written-off against the reserve. To date, the Company’s historical reserves and write-offs of accounts receivable have not been material.
Inventories and Cost of Product Sales
Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis.
Inventory is maintained on the Company’s Consolidated Balance Sheets until the inventory is sold, donated as part of the Company’s compassionate use program, or used for clinical development. Inventory that is sold is recognized as cost of product sales in the Consolidated Statements of Operations, inventory that is donated as part of the Company’s compassionate use program is recognized as a selling, general and administrative (“SG&A”) expense in the Consolidated Statements of Operations, expired inventory is disposed of and the related costs are recognized as cost of product sales in the Consolidated Statements of Operations and inventory used for clinical development is recognized as research and development (“R&D”) expense in the Consolidated Statements of Operations.
Inventories are reviewed periodically to identify slow-moving inventory based on sales activity, both projected and historical, as well as product shelf-life. The portion of the slow-moving inventory not expected to be sold within one year is classified as non-current inventory in the Company's accompanying Consolidated Balance Sheets. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product type, the expiration date of the Company’s finished goods on-hand at each balance sheet date, as well as the anticipated unit forecast for demand for each product. Any changes to the demand of either product may result in a reserve for excess and obsolescence if the Company believes inventory will expire prior to being commercially sold, and such charge will be recorded to cost of product sales.
If the asset becomes impaired or is abandoned, the carrying value is written down to its net realizable value, and an impairment charge is recorded in the period in which the impairment occurs. In evaluating the recoverability of inventories produced, the Company considers the probability that revenue will be obtained from the future sale of the related inventory.
Cost of product sales includes the cost of inventory sold, manufacturing and supply chain costs, product shipping and handling costs, charges for excess and obsolete inventory, amortization of acquired intangibles, as well as royalties payable to Amgen Inc. (“Amgen”), Rockefeller University and Bristol-Myers Squibb (“BMS”) related to the sale of metreleptin and royalties payable to The Trustees of the University of Pennsylvania (“UPenn”) related to the sale of lomitapide.
Prepaid Manufacturing Costs
Cash advances paid by the Company prior to receipt of inventory are recorded as prepaid manufacturing costs and included in prepaid expenses and other current assets on the Consolidated Balance Sheets. The cash advances are subject to forfeiture if the Company terminates the scheduled production. The Company expects the carrying value of the prepaid manufacturing costs to be fully realized. As of December 31, 2018 and 2017, $3.8 million and $4.1 million was recorded as prepaid manufacturing costs, respectively.
Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method based on estimated economic lives of three to five years for office furniture, fixtures, research equipment and other equipment, and three years for computer software and hardware. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining lease term, which include lease extensions when reasonably assured. Repair and maintenance costs are expensed as incurred.
Intangible Assets
Intangible assets with definite useful lives are amortized, on a straight-line basis, to their estimated residual values over their estimated useful lives and reviewed for impairment if certain triggering events occur.

Impairment of Long-lived Assets
Impairment testing and assessments of remaining useful lives are performed when a triggering event occurs that could indicate a potential impairment or change in useful life. Such testing first entails comparison of the carrying value of the long-lived asset to the undiscounted cash flows expected from that asset. If impairment is indicated by this test, the long-lived assets are written down by the amount, if any, by which the carrying value of the long-lived asset exceeds its estimated discounted cash flows.
Contingencies
The Company records a liability in the Consolidated Financial Statements for litigation related matters when a loss is considered probable and the amount can be reasonably estimated. If the loss is not probable or a range cannot reasonably be estimated, no liability is recorded in the Consolidated Financial Statements. Legal fees are expensed as incurred. Insurance recoveries related to potential claims are recognized up to the amount of the recorded liability when coverage is confirmed and the estimated recoveries are probable of payment. These recoveries are not netted against the related liabilities for financial statement presentation.
Revenue Recognition
The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”), effective January 1, 2018. Prior to January 1, 2018, the Company applied the revenue recognition guidance in accordance with Financial Accounting Standards Board (“FASB”) ASC Subtopic No. 605-15, Revenue Recognition-Products (“ASC 605”). The adoption of ASC Topic 606 did not materially change the Company’s revenue recognition and recognition of cost of product sales. As the Company did not identify any accounting changes that impacted the amount of net revenues, no adjustment to retained earnings was required upon adoption.
Prior to the second quarter of 2017, due to insufficient historical data to reasonably estimate the gross-to-net adjustments for rebates related to payers and insurance providers at the time of receipt by the Company’s distributor for MYALEPT in the U.S., the Company accounted for MYALEPT shipments using a deferred revenue recognition model (sell-through method). Beginning in the second quarter of 2017, the Company determined that there was sufficient history to reasonably estimate expected rebates, and, to align its existing and anticipated revenue streams of products sold within the U.S., began recognizing sales of MYALEPT upon title transfer to distributors (sell-in method). Accordingly, the Company recognized a one-time increase in net revenue of $2.3 million resulting from this change in estimate in 2017, representing previously deferred product sales.
Additionally, in the second quarter of 2017, to improve distribution efficiency, the Company signed a letter of intent for the distribution of JUXTAPID with the same specialty pharmacy that distributes MYALEPT in the U.S. The agreement was finalized in October 2017, and the transition of this distribution model was completed in November 2017. Prior to the transition, the specialty pharmacy that distributed JUXTAPID did not take title to JUXTAPID; title was transferred upon delivery of JUXTAPID to the patients (sell-through model), and revenue was recognized upon the delivery to the patients, which is consistent with the accounting guidance under ASC Topic 606. Subsequent to completion of the transition, revenue from sales of JUXTAPID in the U.S. has been recognized upon title transfer to distributors (sell-in method) under ASC 605.
The Company’s net revenues have primarily been derived from product sales; the Company’s remaining revenues are derived from the royalties on product sales made by its sublicensees in the European Union and other territories. The following summarizes the revenue recognition for the respective revenue streams.
Product Sales Revenues
The Company recognizes revenue from sales of metreleptin and lomitapide at the point in time when control transfers, typically upon transfer of product to the carrier or delivery of product to customers. Revenue is recognized net of estimated discounts, rebates and any taxes collected from customers which are subsequently remitted to governmental authorities. Payment terms vary by contract, but it is typically due within 30 to 120 days of delivery to the customer. Generally, the period between when the Company transfers or delivers the products and when payments are received is in one year or less, as such, the Company deems it unnecessary to assess whether a significant financing component exists and thus does not adjust the transaction price for the time value of money.

Variable Consideration
Product sales revenues are recognized at the net sales price (“transaction price”) which includes estimated reserves for variable consideration, upon the transfer of control of the Company’s products. Variable consideration primarily includes government rebates, prompt payment discounts and distribution service fees. Estimates of variable consideration are made at contract inception and based on historical experience, market trends, industry data and statutory requirements are considered when determining such estimates. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur. The Company reassesses variable consideration at the end of each reporting period as additional information becomes available with the variance recorded to product sales revenue.
Government Rebates: The Company is subject to government mandated rebates for Medicare, Medicaid, Tricare and other government programs in the U.S. and other countries. These rebates are estimated based on actual payer information. The Company records an accrued liability for unpaid rebates related to products for which control has been transferred to distributors. Refer to Note 6, Accrued Liabilities, for further discussion of the change in the government rebates for metreleptin and lomitapide.
Prompt Payment Discounts: The Company provides discounts to certain distributors if they pay for product within a defined period of time after title transfers, which terms are explicitly stated in the contract. These discounts are recorded as a reduction of revenue upon receipt of full payment from such distributors.
Distributor Service Fees: Certain distributors provide distribution services to the Company for a fee, and the costs associated with these services are generally recorded as a reduction of revenue.
Other Incentives: The Company offers other incentives that vary by contract; these incentives take into account specific relevant factors and are analyzed for revenue recognition purposes on a case by case basis.
Other Revenues
The Company has entered into agreements where the Company licenses certain rights to its products to sublicensees and earns royalties from product sales made by the sublicensees and milestone payments upon the achievement of certain levels of sales. Under ASC Topic 606, the Company recognizes royalty revenue and sales-related milestone payments, when applicable, at the later of (1) the time that the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).
Research and Development Expenses
R&D expenses are charged to expense as incurred, and they comprise costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities-related overhead, clinical trial costs, costs to support certain medical affairs activities, manufacturing costs for clinical and preclinical materials as well as other contracted services, license fees and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
Income Taxes
Income taxes are recorded using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company accrues for potential interest and penalties related to unrecognized tax benefits and includes such charges in income tax expense. Additionally, the Company calculated income tax amounts from separate records maintained by the Company as if the Company had not been included in a consolidated income tax return with its former parent.

Stock-Based Compensation
For service-based awards, compensation expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period, which is typically the vesting period. For awards that vest upon the achievement of a market condition, the Company recognizes compensation expense over the derived service period. For equity awards that have been modified and result in the change of the fair value, the vesting conditions or the classification of the award, any incremental increase in the fair value over the original award has been recorded as compensation expense on the date of the modification for vested awards or over the remaining service period for unvested awards.
The restricted stock units (“RSUs”) are issued to employees as consideration for their provision of future services. Restricted stock-based compensation expense is measured based on the fair value market price of Novelion’s common shares on the grant date and is recognized over the requisite service period, which coincides with the vesting period. RSUs can only be exchanged and settled for Novelion’s common shares, on a one-to-one basis, upon vesting.
As the common shares issued to Aegerion’s employees are indexed to and will be settled in Novelion’s equity, and Aegerion will reimburse its parent for the equity awards in cash, Aegerion recognizes a liability to the parent for the related stock-based compensation expense.
Comprehensive Loss
Comprehensive loss combines net loss and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders’ deficit in the accompanying Consolidated Balance Sheets, including foreign currency translation adjustments.
Recently Adopted Accounting Standards
Effective January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and related ASUs, using the modified retrospective method. ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. This ASU sets forth a new five-step revenue recognition model which replaces most existing revenue recognition guidance including industry-specific guidance. The adoption of ASU 2014-09 and the related ASUs did not materially change the Company’s revenue recognition and recognition of cost of product sales. As the Company did not identify any accounting changes that impacted the amount of net revenues, no adjustment to retained earnings was required upon adoption. Refer to the “Revenue Recognition” section above for the required disclosures and a discussion of the Company’s policies related to revenue recognition.
Recent Accounting Pronouncements Not Yet Adopted
In 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which amends a number of aspects of lease accounting and requires entities to recognize right-of-use assets and liabilities on the balance sheet for leases. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which offers a transition option to entities adopting ASC 842. Under ASU 2018-11, entities can elect to apply ASC 842 using a modified-retrospective adoption approach resulting in a cumulative effect adjustment to retained earnings/(accumulated deficit) at the beginning of the year in which the new lease standard is adopted, rather than adjustments to the earliest comparative period presented in their financial statements.
The Company elected to early adopt ASU 2016-02 effective January 1, 2019, using the modified retrospective method.

3. Inventories
The components of inventories are as follows:
	December 31,
	2018	2017
	(in thousands)
Work-in-process	$26,676	$22,579
Finished goods	22,271	27,247
Total	48,947	49,826
Less: Inventories - current	(12,745)	(15,886)
Inventories - non-current	$36,202	$33,940
Non-current inventories primarily consist of the active pharmaceutical ingredients which do not expire. Additionally, a portion of finished goods is classified as non-current as of December 31, 2018 and 2017 based on forecasted consumption exceeding one year. During the years ended December 31, 2018 and 2017, the Company recorded charges to cost of product sales in the amounts of $2.1 million and $18.8 million, respectively, for excess and obsolete inventory in its Consolidated Statements of Operations. The amounts of the charges recorded were based on a review of forecasted sales activity, remaining product shelf-life and estimated fair value of the inventory.
4. Property and Equipment, net
Property and equipment, net consist of the following:
	December 31,
	2018	2017
	(in thousands)
Leasehold improvements	$1,730	$1,686
Office furniture and equipment	798	810
Computer and office equipment	2,482	1,975
Construction in progress	—	123
Property and equipment, at cost	5,010	4,594
Less accumulated depreciation	(3,613)	(2,022)
Property and equipment, net	$1,397	$2,572
Depreciation expense was $1.6 million and $1.9 million for the years ended December 31, 2018 and 2017, respectively.
5. Intangible Assets
The intangible assets are amortized over their estimated useful lives, which are the remaining patent lives of approximately 8 - 9 years, and reviewed for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. In the fourth quarter of 2018, as a result of the decline in the stock price of Novelion, Aegerion’s then-parent company, it was determined that a recoverability test was required. Based on the sum of the undiscounted cash flows of the related intangible asset groups, the Company concluded that the carrying amount of the intangible assets was recoverable, and there was no impairment charge recorded during the year ended December 31, 2018. There was also no impairment charge recorded during the year ended December 31, 2017. Additionally, the Company reviewed the useful lives of the intangibles as of December 31, 2018 and believes the useful lives are still reasonable.

Intangible asset balances as of December 31, 2018 and 2017 are as follows:
	December 31, 2018
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Developed technology - metreleptin	$210,158	$(44,084)	$166,074
Developed technology - lomitapide	42,300	(8,198)	34,102
Total intangible assets	$252,458	$(52,282)	$200,176
	December 31, 2017
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Developed technology - metreleptin	$210,158	$(22,924)	$187,234
Developed technology - lomitapide	42,300	(4,262)	38,038
Total intangible assets	$252,458	$(27,186)	$225,272
Amortization expense was $25.1 million for each of the years ended December 31, 2018 and 2017.
As of December 31, 2018, the estimated amortization expense related to these intangibles for future periods is as follows:
Amount
Years Ending December 31,	(in thousands)
2019	$25,095
2020	25,095
2021	25,095
2022	25,095
2023	25,095
Thereafter	74,701
Total intangible assets subject to amortization	$200,176
6. Accrued Liabilities
Accrued liabilities as of December 31, 2018 and 2017 consist of the following:
	December 31,
	2018	2017
	(in thousands)
Accrued employee compensation and related costs	$2,108	$5,182
Accrued professional fees	592	1,952
Accrued allowances: government rebates	19,637	13,471
Accrued royalties	5,112	3,588
Other accrued liabilities	14,907	12,004
Total	$42,356	$36,197

The following table summarizes combined activity for the allowances for the government rebates incurred in connection with the product sales of MYALEPT and JUXTAPID for the years ended December 31, 2018 and 2017.
	December 31,
	2018	2017
	(in thousands)
Beginning balance	$13,471	$7,849
Provision	24,646	23,087
Payments	(18,375)	(17,465)
Other adjustments	(105)	—
Ending balance	$19,637	$13,471
7. Restructuring
In August 2018, Novelion’s Board of Directors approved a cost-reduction plan which included a workforce reduction. The reduction in workforce impacted 35 employees, or approximately 22% of the Company’s global active employees, across nearly all functions, and was substantially completed in the third quarter of 2018. As a result of the workforce reduction, the Company incurred restructuring charges of approximately $2.2 million in the year ended December 31, 2018, which was fully paid by the third quarter of 2019. The restructuring charges include consulting fees related to the restructuring event and termination benefits, principally comprised of severance payments.
During the year ended December 31, 2017, the Company incurred approximately $0.1 million in restructuring charges related to the consolidation of similar positions during the integration of the business subsequent to the merger with Novelion. The restructuring charges consisted primarily of severance and benefits costs.
The following table sets forth the components of the restructuring charges and payments made related to restructuring activities.
	December 31,
	2018	2017
	(in thousands)
Beginning balance	$10	$118
Costs incurred	2,171	121
Payments	(1,813)	(229)
Other adjustments	(9)	—
Ending balance	$359	$10
8. Loan Facilities
Short-term debt, exclusive of convertible notes consists of the following as of December 31, 2018:
	December 31, 2018
	New Money Loans	Roll Up Loans	Novelion Loan	Total
	(in thousands)
Short-term principal and commitment fee	$51,000	$22,500	$37,777	$111,277
Exit fee payable	1,500	—	—	1,500
Accrued unpaid interest	826	66	2,987	3,879
Unamortized debt issuance costs	(1,054)	—	—	(1,054)
Debt discount	(1,161)	—	—	(1,161)
Repayment	—	—	(3,500)	(3,500)
Total short-term debt	$51,111	$22,566	$37,264	$110,941

Long-term debt, exclusive of convertible notes consists of the following as of December 31, 2017:
December 31,
Novelion Loan
(in thousands)
Principal	$22,411
Accrued unpaid interest	1,089
Total short-term debt	$23,500
Bridge Loans
On November 8, 2018, Aegerion entered into a bridge credit agreement (“Bridge Credit Agreement”) with certain funds managed by Highbridge Capital Management, who are investors in Novelion’s common shares, and Athyrium Capital Management, as lenders (“Bridge Lenders”), and Cantor Fitzgerald Securities, as agent (“Bridge Agent”), under which Aegerion borrowed from the Bridge Lenders new secured first lien term loans in cash in an original aggregate principal amount of $50.0 million (“New Money Loans”) and $22.5 million of new secured term loans that were funded, on behalf of Aegerion, to repurchase and retire an equal amount of Convertible Notes, at par, held by certain funds managed by the Bridge Lenders (“Roll Up Loans”). The Roll Up Loans and the New Money Loans comprise the Bridge Loans referenced above.
The Bridge Loans mature on the earliest to occur of (i) certain restructuring or bankruptcy events, (ii) June 30, 2019, and (iii) the acceleration after occurrence of an event of default. Refer to Note 16, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Bridge Loans.
In January 2019, the maturity date of the Bridge Loans was extended to June 30, 2019, upon the exercise of Aegerion’s option and the satisfaction by Aegerion of the conditions stated in the Bridge Credit Agreement. In connection with the extension of the maturity date, Aegerion repaid $3.0 million of New Money Loans principal, including exit fee, and paid an extension fee in the amount of $1.5 million to the Bridge Lenders.
The New Money Loans accrue interest at the rate of 11.00% per annum and the Roll Up Loans accrue interest at the rate of 2.00% per annum. Following an event of default and so long as an event of default is continuing, the interest rate on each of the New Money Loans and the Roll Up Loans would increase by 2.00% per annum. Interest on the New Money Loans and the Roll Up Loans accrue and compound quarterly in arrears and will not be payable in cash until the maturity date or any earlier time that the Bridge Loans become due and payable under the Bridge Credit Agreement. Aegerion incurred a commitment fee equal to 2.00% of the New Money Loans, which will be paid in kind and is included in the outstanding principal amount of the New Money Loans. The New Money Loans may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee (including at maturity) equal to 3.00% of the commitments with respect to New Money Loans.
Aegerion’s obligations under the Bridge Credit Agreement are guaranteed by each domestic subsidiary of Aegerion other than Aegerion Securities Corporation, a Massachusetts corporation (“Guarantors”), and secured by a lien on substantially all of the assets of Aegerion and the Guarantors, including a pledge of 65% of Aegerion’s and the Guarantors’ first-tier foreign subsidiaries’ equity interests and substantially all of the intellectual property and related rights in respect of MYALEPT and JUXTAPID, subject to certain contractual limitations and exclusions set forth in the Bridge Credit Agreement and related documentation. The liens on the assets of Aegerion and the Guarantors granted to secure Aegerion’s obligations to the Bridge Lenders with respect to New Money Loans are senior to the liens granted to secure Aegerion’s obligations to Novelion with respect to the Novelion Loan. The liens on the assets of Aegerion and the Guarantors granted to secure Aegerion’s obligations to the Bridge Lenders with respect to Roll Up Loans are junior to the liens granted to secure Aegerion’s obligations to Novelion with respect to the Novelion Loan. Upon consummation of certain restructuring transactions consented to by the Bridge Lenders in their discretion, the liens securing the Roll Up Loans will be terminated and released, and the Roll Up Loans will be treated as unsecured obligations of Aegerion, pari passu with the other obligations of Aegerion with respect to the Convertible Notes.
The Bridge Credit Agreement includes affirmative and negative covenants binding on Aegerion and its subsidiaries, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments and restricted payments, in each case, subject to certain exceptions set forth in the

Bridge Credit Agreement. The Bridge Credit Agreement also includes customary events of default for a transaction of this type, and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion, including the Convertible Notes or the Novelion Loan, and (ii) Novelion or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the Bridge Lenders may declare all of the outstanding Bridge Loans and other obligations under the Bridge Credit Agreement to be immediately due and payable and exercise all rights and remedies available to the Bridge Lenders under the Bridge Credit Agreement and related documentation.
Pursuant to the terms of the Bridge Credit Agreement and after taking into account amounts payable to UPenn, as discussed in Note 16, Subsequent Events, Aegerion retained $15.0 million of the remaining upfront payment, of which $12.0 million is to be used in accordance with a proceeds reinvestment budget (which primarily relates to the development activities related to MYALEPT as a potential treatment for PL in the U.S.), and the balance is to be used in accordance with a general budget of Aegerion, in each case, subject to certain restrictions. Forty-two percent of the remaining net cash proceeds (less amounts owed to UPenn and amounts paid as transaction costs) was paid to Novelion to repay a portion of the outstanding Novelion Loan comprising the portion of the loan that the Bridge Lenders agreed would not be contested and 58% was paid to the Bridge Lenders to repay a portion of the outstanding Bridge Loans.
In connection with the Amended and Restated Novelion Loan Agreement (defined below) and the Bridge Credit Agreement, Aegerion was required to enter into separate deposit account control agreements with each of the lenders in order to perfect each lender’s security interest in the cash collateral in Aegerion’s operating account. In the event of a default under either loan agreement, subject to the terms of the subordination agreement with the Bridge Lenders and Bridge Agent (“Bridge Intercreditor Agreement”), the respective lender would have the right to take control of the operating account and restrict Aegerion’s access to the operating account and the funds therein.
In addition to the repurchase and cancellation of certain Convertible Notes with the proceeds of the Roll Up Loans, Aegerion used proceeds of the New Money Loans to repay, at par, (a) the amounts outstanding under the Shareholder Term Loan Agreement described below, in an aggregate principal amount of approximately $21.2 million, and (b) principal prepayments of the Novelion Loan in an amount of $3.5 million, in 2018.
Shareholder Term Loan Agreement
On March 15, 2018, Aegerion entered into a loan and security agreement with affiliates of Broadfin Capital, LLC and Sarissa Capital Management LP (“Shareholder Term Loan Agreement”), pursuant to which the lenders made a single-draw term loan to Aegerion in an aggregate amount of $20.0 million (“Shareholder Term Loans”), and secured by substantially all of Aegerion’s assets. The lenders or their affiliates were Novelion’s Shareholders given their investments in Novelion’s common shares, and two members of Novelion’s Board of Directors at that time were affiliates of the lenders.
The Company accrued unpaid interest and recorded amortization of debt issuance costs, which was recognized as interest expense, in the Consolidated Statement of Operations during the year ended December 31, 2018.
The Company determined that the acceleration of the maturity date upon the occurrence of a Convertible Notes restructuring was an embedded derivative, which required bifurcation and was separately ascribed with a fair value. The fair value of the embedded derivative liability on the Shareholder Term Loans issuance date was calculated by determining the fair value of the Shareholder Term Loans with and without the acceleration of the maturity date upon an occurrence of a Convertible Notes restructuring, using the same methodology and inputs in determining the fair value of the Shareholder Term Loans. The difference between the two fair values was determined to be the fair value of the embedded derivative liability. Accordingly, the Company initially recorded a derivative liability of $0.9 million as a reduction to debt payable, and the derivative liability was revalued on each reporting date, prior to the repayment of the Shareholder Term Loans in November 2018.
In connection with the entry into the Bridge Loans in November 2018, as discussed above, the Shareholder Term Loans were paid in full in November 2018. At the time of repayment, the outstanding principal of the Shareholder Term Loans totaled approximately $21.2 million, including paid in kind interest that had been added to the principal of the Shareholder Term Loans. As a result of the repayment of the Shareholder Term Loans, the Company recognized a loss on debt extinguishment of $4.3 million, which also included $0.6 million from the remeasurement and derecognition of the derivative liability and a write-off of $0.3 million of remaining unamortized debt issuance costs. There were no other penalties associated with the repayments.

Novelion Loan
On June 14, 2016, Novelion and Aegerion entered into a term loan agreement, in which Novelion agreed to make term loans, from time to time, in an aggregate principal amount not to exceed (i) $3.0 million in any calendar month and (ii) $15.0 million in the aggregate, excluding any paid in kind interest that has been capitalized. Interest was accrued at 8% and would be paid in kind and added to the outstanding principal amount of the term loan.
In connection with the entry into the Shareholder Term Loan Agreement, on March 15, 2018 Aegerion and Novelion entered into an amended and restated senior secured term loan agreement, which had a maturity date of July 1, 2019 (“Amended and Restated Novelion Loan Agreement”), which amended and restated the secured loan facility between Aegerion and Novelion that was first entered into in connection with the Novelion Loan at the time of the acquisition of Aegerion. As of December 31, 2018 and 2017, the principal amount outstanding under the Novelion Loan was approximately $37.3 million and $23.5 million, respectively.
The Novelion Loan is not subordinated to the Roll Up Loans and the Bridge Lenders have agreed not to challenge $21.5 million of the Novelion Loan amount outstanding as of December 31, 2018 (which amount was subsequently reduced by a repayment in connection with the License Agreement entered with Recordati discussed in Note 16, Subsequent Events). Under the terms of the Bridge Intercreditor Agreement, the liens securing the Roll Up Loans rank junior to the liens securing the Novelion Loan.
9. Convertible Notes, net
In August 2014, Aegerion issued Convertible Notes with an aggregate principal amount of $325.0 million. The Convertible Notes are governed by the terms of an indenture and a supplemental indenture with The Bank of New York Mellon Trust Company, N.A., as the Trustee. The following are the key terms of the Convertible Notes:
•
The Convertible Notes are senior unsecured obligations of Aegerion and bear interest at a rate of 2.0% per year, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2015. The Convertible Notes matured on August 15, 2019, unless earlier repurchased or converted.

•
After Novelion’s acquisition of Aegerion, the Convertible Notes became convertible into Novelion’s common shares at a conversion rate of 4.9817 common shares per $1,000 principal amount of the Convertible Notes. If the holders elect to convert the Convertible Notes, Aegerion can settle the conversion of the Convertible Notes through payment or delivery of cash, common shares, or a combination of cash and common shares, in its discretion.

•
On or after February 15, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder.

Refer to Note 16, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Convertible Notes.
The Company’s outstanding Convertible Note balances as of December 31, 2018 and 2017 consist of the following:
	December 31,
	2018	2017
	(in thousands)
Principal	$302,498	$324,998
Less: debt discount	(27,683)	(66,460)
Net carrying amount	$274,815	$258,538

The expected life of the debt was equal to the five year term on the Convertible Notes. The effective interest rate was 16.42%, which was established as of the consummation of Novelion’s acquisition of Aegerion until the effective interest rate became 17.56% as a result of the retirement of a portion of the Convertible Notes in November 2018, as discussed in Note 8, Loan Facilities. The following table sets forth total interest expense recognized related to the Convertible Notes during the years ended December 31, 2018 and 2017:
	Year Ended December 31,
	2018	2017
	(in thousands)
Contractual interest expense	$6,435	$6,500
Amortization of debt discount	38,778	32,954
Total interest expense	$45,213	$39,454
Future minimum payments under the Convertible Notes as are as follows:
Amount
(in thousands)
Matured on August 15, 2019	$308,548
308,548
Less amount representing interest	(6,050)
Less debt discount, net	(27,683)
Net carrying amount of Convertible Notes as of December 31, 2018	$274,815
On the Closing Date, under the terms of the Bridge Credit Agreement, the Roll Up Loans (consisting of new term loans under the Bridge Credit Agreement with an aggregate principal amount of $22.5 million) were deemed to have been funded and delivered, on behalf of Aegerion, to certain holders of Convertible Notes for the purchase of Convertible Notes in an equal principal amount outstanding, and Aegerion simultaneously directed the retirement of such Convertible Notes. Upon consummation of certain restructuring transactions consented to by the Bridge Lenders in their discretion, the liens securing the Roll Up Loans were terminated and released, and the Roll Up Loans will be treated as unsecured obligations of Aegerion, pari passu with the other obligations of Aegerion with respect to the Convertible Notes. The principal balance of Convertible Notes is approximately $302.5 million after the effect of this “roll up” of certain Convertible Notes with the proceeds of the Roll Up Loans under the Bridge Credit Agreement.
10. Related Party Transactions
During the years ended December 31, 2018 and 2017, the Company had the following related party transactions with Novelion:
Novelion Loan
As described in Note 8, Loan Facilities, in June 2016, the Company entered into a term loan agreement with Novelion, which was amended and restated from time to time. As of December 31, 2018 and 2017, the principal amount outstanding under the Novelion Loan was approximately $37.3 million and $23.5 million, respectively, which included accrued unpaid interest of $3.0 million and $1.1 million, respectively.
Shared Service Agreement
Aegerion entered into a shared service agreement with Novelion. As part of the agreement, Novelion provides executive, business development and administrative service to Aegerion. Aegerion provides back office type services such as finance and human resources to Novelion. Each party is compensated for their services rendered with a reimbursement of costs plus a margin on a quarterly basis. As part of the shared service agreement, Aegerion recognized $2.4 million and $5.9 million of related party income and incurred $3.3 million and $5.7 million of related party expense for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, the net payables due to Novelion was $11.0 million and $4.8 million, respectively.

11. Stock-based Payments
Under the Amended and Restated Novelion 2017 Equity Incentive Plan (“NVLN Plan”), the Company may grant non-qualified stock options, incentive stock options and restricted stock units (“RSUs”) to employees and consultants. Common shares of Novelion will be issued upon exercise of stock options and the vesting of RSUs. Under the terms of the NVLN Plan, Novelion is entitled to grant awards in respect of its unissued common shares up to a maximum of 4,760,000 shares. As of December 31, 2018, Novelion has 2,250,137 shares of common shares available for issuance under the NVLN Plan.
The Company issues stock options and RSUs grants with service conditions (ESPP grants were also issued with service conditions), which are generally the vesting periods of the awards. Generally, the stock options, RSUs and ESPP grants expire within ten years of grant.
Determining the Fair Value of Stock Awards
(a) Stock Options
The fair value of stock options is measured with service-based vesting criteria to employees on the date of grant using the Black-Scholes option pricing model. In general, the stock options vest over three to four years. The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. The expected volatility and expected life of Novelion’s stock options are projected based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of Novelion’s stock options. The risk-free interest rate is determined by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant.
The weighted-average grant date fair values of stock options granted during the years ended December 31, 2018 and 2017 were $1.54 and $3.87, respectively. The following weighted-average assumptions were used to value stock options granted in each of the years ended December 31, 2018 and 2017:
	Year Ended December 31,
	2018	2017
Expected stock price volatility	45.10%	38.38%
Risk-free interest rate	2.72%	1.99%
Expected life of options (years)	5.64	6.25
Expected dividend yield	—	—
The Company’s stock option activity for the year ended December 31, 2018 is as follows:
	Number of Stock Options	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2018	844,203	$9.40	7.84	$—
Granted	1,080,999	3.42
Exercised	—	—
Forfeited/cancelled	(613,484)	7.73
Outstanding at December 31, 2018	1,311,718	$5.25	9.00	$—
Vested and expected to vest at December 31, 2018	1,311,718	$5.25	9.00	$—
Exercisable at December 31, 2018	161,882	$9.27	7.54	$—
As of December 31, 2018, the total unrecognized compensation cost related to unvested stock options is $1.6 million and is expected to be recognized over a weighted average period of 1.43 years.
During the years ended December 31, 2018 and 2017, the weighted average exercise price of stock options granted was $3.42 and $9.49, respectively. There were no stock options exercised during the years ended December 31, 2018 and 2017.

(b) RSUs
The Company issues RSUs to its employees as consideration for their provision of future services. The stock-based compensation expense related to RSUs is measured based on the quoted price of Novelion’s common shares on the grant date and is recognized on a straight-line basis over the requisite service period, which coincides with the vesting period. RSUs can only be exchanged and settled for Novelion’s common shares, on a one-to-one basis, upon vesting. RSUs are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions.
The Company has outstanding time-vested and market-based RSUs. Time-vested RSUs are awarded to eligible employees and entitle the grantee to receive common shares at the end of a vesting period, subject solely to the employee’s continuing employment. The majority of time-vested RSUs vest over two to three years. All the market-based RSUs vest when the Company’s stock price is equal to or greater than the value of the original new hire strike price and expire on July 29, 2019.
The Company’s RSU activity for the year ended December 31, 2018 is as follows:
	Number of RSUs	Weighted- Average Grant Date Fair Value
Outstanding at January 1, 2018	219,752	$11.67
Granted	182,830	4.52
Vested	(122,014)	11.87
Forfeited/cancelled	(169,804)	7.85
Outstanding at December 31, 2018	110,764	$5.51
As of December 31, 2018, the total unrecognized compensation cost related to unvested RSUs is $0.4 million and is expected to be recognized over a weighted average period of 2.00 years.
(c) Stock-based Compensation Expense
The Company recorded stock-based compensation expense in the Consolidated Statements of Operations as follows:
	Year Ended December 31,
	2018	2017
	(in thousands)
Selling, general and administrative	$1,028	$1,591
Research and development	437	554
Total stock-based compensation expense	$1,465	$2,145
12. Employee Benefit Plan
The Company maintains a defined contribution 401(k) plan (“Plan”) in which substantially all of its and its subsidiaries' permanent U.S. employees are eligible to participate. Employee contributions are voluntary and are determined on an individual basis, limited by the maximum amounts allowable under the U.S. federal tax regulations. The Company makes matching contributions of 50% of the first 6% of employees’ contributions to the Plan up to the maximum allowed by the Internal Revenue Service. For both of the years ended December 31, 2018 and 2017, the Company recorded employer contribution expense of approximately $0.7 million. Additionally, for certain employees outside of the U.S., the Company contributes amounts for retirement benefits required by applicable local laws.

13. Income Taxes
Loss before provision for income taxes is as follows:
	Year Ended December 31,
	2018	2017
	(in thousands)
U.S.	$(67,858)	$(69,842)
Other Foreign	(26,975)	(32,964)
Loss before provision for income taxes	$(94,833)	$(102,806)
Provision for income taxes for the years ended December 31, 2018 and 2017 is as follows:
	Year Ended December 31,
	2018	2017
	(in thousands)
Current benefit (provision):
U.S.	$52	$106
Other Foreign	(899)	(647)
	(847)	(541)
Deferred provision:
Other Foreign	(858)	(53)
Provision for income taxes	$(1,705)	$(594)
Differences between the Company’s statutory income tax rates and its effective income tax rates, as applied to the loss before income taxes for the years ended December 31, 2018 and 2017 are reconciled as follows:
	December 31,
	2018	2017
	(in thousands)
U.S. statutory tax rates	21%	35%
Loss before income taxes	$(94,833)	$(102,806)
Expected income tax benefit	19,915	35,982
Net increase in valuation allowance	(19,553)	(4,458)
Tax credits	891	(176)
Stock-based compensation	22	(11)
Foreign rate differential	(3,043)	(8,091)
Tax rate change	(680)	(22,654)
Non-taxable expenditures	(1,550)	(723)
Change in uncertain tax positions	(215)	(20)
Return to provisions	838	(2,185)
State tax	1,670	1,742
Provision for income taxes	$(1,705)	$(594)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The primary components of the Company’s deferred tax assets and liabilities are comprised of the following:
	December 31,
	2018	2017
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$24,664	$21,227
Research and development credits	1,836	187
Stock-based compensation	724	478
Capitalized research expenses	716	1,028
Depreciable and amortizable assets	10,811	9,727
Business interest expense limitation	11,609	—
Other temporary differences	13,093	11,689
Total gross deferred tax assets	63,453	44,336
Valuation allowance	(63,453)	(43,479)
Net deferred tax assets	$—	$857
As of December 31, 2018, the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets and concluded that based on the Company’s history of operating losses and operating as a going concern, that it is more likely than not that the benefit of its U.S. and all its foreign deferred tax assets will not be realized. Therefore, the Company has provided a valuation allowance against its U.S. and all its foreign deferred tax assets in 2018.
Additionally, as there have been conditions that raise substantial doubt about the Company’s ability to continue as a going concern, the presumption exists that unremitted foreign earnings will be required to meet the existing obligations of its U.S. operations. As such, as of December 31, 2018, the Company has not recognized deferred tax liabilities on earnings that are not considered indefinitely reinvested, as these amounts are deemed immaterial. The deferred tax liabilities associated with earnings not considered indefinitely reinvested are primarily associated with foreign withholding and foreign exchange gain or loss on distributions that would be incurred upon distributions.
As of December 31, 2018, the Company had approximately $107.1 million of U.S., Canadian and foreign net operating losses (“NOL”) of which $66.1 million relate to the Company’s U.S. subsidiaries, $30.8 million relate to the Company’s Swiss subsidiary and $10.1 million relate to the Company’s UK subsidiary. Of the $66.1 million U.S. federal NOL carryforwards, $59.2 million will expire at various dates from 2025 through 2037, if not utilized, and the remaining is not subject to expiration. As of December 31, 2018, the Company also had approximately $43.9 million of U.S. state NOL carryforwards that will expire at various dates from 2029 through 2038, if not utilized.
The following table summarizes the activity related to the Company’s provision for UTP:
	Year Ended December 31,
	2018	2017
	(in thousands)
Total provision for UTP as of January 1,	$1,029	$911
Increases related to current year tax positions	655	56
Changes in tax positions of prior periods	(1,044)	62
Total provision for UTP as of December 31,	640	1,029
Deferred tax assets available to offset provision for UTP	—	(612)
Total provision for UTP as of December 31,	$640	$417
As of December 31, 2018 and 2017, the Company has accrued an insignificant amount of interest as a result of the deferred assets available to offset its provision for UTP. The Swiss tax authorities have challenged the Company’s position as a principal company and are attempting to establish the Swiss subsidiary as a limited risk distributor at a formal transfer pricing arrangement. The UTP established in prior years for transfer pricing adjustments made at the Company and its Swiss subsidiary can be decreased as a result of the Swiss audit, which is expected to be completed in 2020.

The Company and its subsidiaries file income tax returns in Canada, the U.S. and various U.S. states and in foreign jurisdictions. The Canadian income tax returns are generally subject to tax examination for the tax years ended December 31, 2012 through December 31, 2018. The U.S., U.S. state and foreign income tax returns are generally subject to tax examinations for the tax years ended December 31, 2015 through December 31, 2018. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the tax authorities.
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“TCJA”). This TCJA includes significant changes in U.S. tax law, including a reduction in the corporate tax rates and creating a territorial tax system with a one-time mandatory tax on previously deferred foreign earnings of U.S. subsidiaries. The TCJA reduced the U.S. corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. As a result of the TCJA, the Company was required to revalue its existing U.S. deferred tax assets and liabilities as of December 31, 2017 from the 35% federal rate in effect through the end of 2017, to the new 21% rate. As a result of the change in law, the Company recorded a current period tax expense of $21.5 million and a corresponding reduction in the associated valuation allowance, for a net adjustment of zero, to its Consolidated Statement of Operations for the year ended December 31, 2017. The TCJA required the Company to pay tax on the unremitted earnings of its foreign subsidiaries through December 31, 2017. The Company has estimated that its foreign subsidiaries are in an overall net earnings deficit and as such would have no incremental U.S. tax and therefore has recorded no tax liability on its unremitted earnings at December 31, 2017.
14. Enterprise-wide Information
Net Revenues
The following table summarizes total net revenues from external customers by product and by geographic region, based on the location of the customer.
	Year Ended December 31, 2018
	U.S.	Japan	Brazil	Other Foreign Countries	Total
	(in thousands)
Metreleptin	$47,942	$945	$5,170	$17,303	$71,360
Lomitapide	35,461	10,822	388	12,401	59,072
Total net revenues	$83,403	$11,767	$5,558	$29,704	$130,432
	Year Ended December 31, 2017
	U.S.	Japan	Brazil	Other Foreign Countries	Total
	(in thousands)
Metreleptin	$50,972	$788	$6,837	$7,711	$66,308
Lomitapide	46,431	5,836	6,659	13,204	72,130
Total net revenues	$97,403	$6,624	$13,496	$20,915	$138,438
Net revenues generated from customers outside of the U.S., Japan and Brazil, as listed in the column “Other Foreign Countries,” were primarily derived from Canada, Colombia, France, Germany and Turkey for the year ended December 31, 2018 and from Canada, Argentina, Colombia and Greece during the year ended December 31, 2017.
Significant Customers
For the year ended December 31, 2018, one customer accounted for 64% of the Company’s net revenues and accounted for 35% of the Company’s December 31, 2018 accounts receivable balance. For the year ended December 31, 2017, two customers accounted for 70% of the Company’s net revenues; of these two customers, one customer accounted for 63% of the Company’s December 31, 2017 accounts receivable balance.

Long-lived Assets
The Company’s long-lived assets are primarily comprised of intangible assets and property and equipment. As of December 31, 2018 and 2017, 65% of the intangible assets were attributable to Aegerion’s U.S. business, with the remaining 35% attributable to Aegerion’s European holding company, as of both December 31, 2018 and 2017.
As of December 31, 2018 and 2017, 75% and 86%, respectively, of the Company’s property and equipment resided in the Company’s U.S. subsidiaries, with the remaining assets residing in the Company’s entities located outside of the U.S.
15. Commitments and Contingencies
Leases
The Company leased certain office facilities and office equipment pursuant to operating leases during the year ended December 31, 2018. The future minimum payments for office space and office equipment over the next five years are summarized as follows:
Lease Commitments
(in thousands)
Years Ending December 31,:
2019	$1,246
2020	432
2021	190
2022	134
2023	97
Thereafter	41
Total	$2,140
Rent expense pursuant to operating leases was approximately $3.1 million and $3.2 million for the years ended December 31, 2018 and 2017, respectively.
Other Commitments
Amgen Licensing Agreements
Metreleptin. In connection with Aegerion’s acquisition of MYALEPT in January 2015, Aegerion acquired a license agreement between Amgen Inc. (“Amgen”) and Amylin Pharmaceuticals, Inc., dated February 7, 2006 (“Amgen License”) pursuant to which an exclusive worldwide license was obtained from Amgen to certain know-how and patents and patent applications covering the composition of matter and methods of use of metreleptin to develop, manufacture and commercialize a preparation containing metreleptin (“Amgen Licensed Products”).
As part of the Amgen License, an exclusive sublicense of Amgen’s exclusive rights to certain metreleptin-related patents and patent applications owned by the Rockefeller University and exclusively licensed to Amgen under a license agreement dated April 14, 1995, as amended (“Rockefeller License”) and an exclusive sublicense of Amgen’s non-exclusive rights to certain metreleptin-related patents and patent applications owned by The Regents of the University of California and non-exclusively licensed to Amgen under a license agreement dated July 13, 2005 (“UCSF License”) were obtained. Amgen retains rights to conduct research, development, manufacturing and commercialization activities with respect to products other than the Amgen Licensed Products.
Sublicenses under the licenses are permitted and are subject to certain limitations, including Amgen’s right of first offer for any out-license, partnership, co-development, commercialization, co-promotion or similar agreement related to metreleptin or the Amgen Licensed Products, which expires in February 2021. Under this license agreement, Amgen must notify Aegerion of any potential third-party partnership regarding any intellectual property rights controlled by Amgen in the neurology field and Aegerion will have a right of first negotiation for any license, partnership, co-development, commercialization, co-promotion or similar agreement, which expires in February 2021.

Aegerion is required to make royalty payments to Amgen on net sales of each Amgen Licensed Product on a country-by-country basis (i) at a royalty rate in the low double digits where the Amgen Licensed Product has patent protection or market exclusivity granted by a regulatory authority at the time of regulatory approval in the applicable country during the applicable royalty term, which runs on a country-by-country basis until the later of (a) the expiration of the last-to-expire valid claim covering an Amgen Licensed Product in the applicable country, (b) expiration of any market exclusivity granted by a regulatory authority, and (c) ten years from the date on which an Amgen Licensed Product is first sold to a third party in a country after regulatory approval for the Amgen Licensed Product has been granted in such country (“Amgen Royalty Term”) or (ii) at a royalty rate in the mid-single digits to low double digits where the Amgen Licensed Product receives patent protection or market exclusivity following the time of regulatory approval in the applicable country, in either case subject to a variety of customary reductions.
Under the Amgen License, Aegerion is also required to directly meet certain payment obligations under the Rockefeller License and UCSF License. Aegerion is required to make royalty payments to Rockefeller University on net sales of each product with patent rights or know-how in the field of obesity genes, obesity gene products and molecules that modulate or mediate their action and/or regulation on a country-by-country basis at a range of royalty rates in the low single digits depending on whether the product has an orphan product designation or not until the later to occur of expiration of (i) patent protection, (ii) any market exclusivity period granted in the applicable country, or (iii) any data exclusivity period in the applicable country (with certain limitations related to the number of units sold). In February 2015, Aegerion paid a one-time $5.0 million milestone payment to Rockefeller University, which was due twelve months following the receipt of marketing approval for MYALEPT in the U.S. Aegerion is also required to pay to Rockefeller University a percentage in the low double digits of any upfront license fees or one-time fees Aegerion receives in consideration for any sublicense of the licensed rights. There are no material payment obligations outstanding under the UCSF License. Also, in connection with the acquisition of metreleptin, Aegerion entered into a letter agreement with AstraZeneca pursuant to which Aegerion agreed to make royalty payments payable by AstraZeneca and its affiliates to BMS with respect to net sales of metreleptin in the U.S. The time-based royalty rate ranges from mid-single digits to low double digits, increasing annually in years 2016 to 2019 from rates in the low single digits to low double digits, peaking in years 2019 to 2020 at a rate in the low double digits before decreasing in years 2022 through 2025 to rates in the high single digits to mid-single digits. The royalty obligation to BMS terminates in 2026.
The Amgen License will terminate upon the expiration of the last Amgen Royalty Term for any Amgen Licensed Product. Aegerion has the right to terminate the Amgen License for convenience upon 90 days prior written notice to Amgen or for Amgen’s uncured material breach of the Amgen License, or becoming subject to specified bankruptcy or liquidation events. Amgen may terminate the Amgen License for Aegerion’s uncured failure to make payments to Amgen or if Aegerion is the subject of specified bankruptcy or liquidation events.
During the years ended December 31, 2018 and 2017, Aegerion made aggregate royalty payments of $12.6 million and $9.7 million to Amgen, Rockefeller University and BMS, and had $4.5 million and $2.9 million in aggregate royalties payable as of December 31, 2018 and 2017, respectively.
University of Pennsylvania Licensing Agreement
Lomitapide. In May 2006, Aegerion entered into a license agreement with The Trustees of the University of Pennsylvania (“UPenn”) pursuant to which it obtained an exclusive, worldwide license from UPenn to certain know-how and a range of patent rights applicable to lomitapide. In particular, Aegerion obtained a license to certain patent and patent applications owned by UPenn relating to the dosing of microsomal triglyceride transfer protein inhibitors, including lomitapide, and certain patents and patent applications and know-how covering the composition of matter of lomitapide that were assigned to UPenn by BMS in the field of monotherapy or in combination with other dyslipidemic therapies, which are therapies for the treatment of patients, with abnormally high or low levels of plasma cholesterol or triglycerides.
Aegerion is obligated under this license agreement to use commercially reasonable efforts to develop, commercialize, market and sell at least one product covered by the licensed patent rights, such as lomitapide. In addition, Aegerion will be required to make specified royalty payments on net sales of products, at a range of royalty rates in the high single digits on net sales of lomitapide in countries where lomitapide has patent protection, and of any other products covered by the license (subject to a variety of customary reductions), and share with UPenn specified percentages of sublicensing royalties and certain other consideration that Aegerion receives under any sublicenses that Aegerion may grant. Pursuant to Aegerion’s current license agreement with UPenn, UPenn is entitled to receive 15% of the $25 million upfront payment, 15% of the marketing authorization transfer milestone and any subsequent sales milestone payments received from Recordati and 25% of royalty payments received by Aegerion from Recordati under the Japan License Agreement, as further discussed in Note 16, Subsequent Events. These same terms apply to other sublicenses under the UPenn agreement. During the years ended December 31, 2018 and 2017, Aegerion made royalty payments in the amounts of $2.6 million and $3.1 million, respectively, to UPenn. Additionally, Aegerion accrued an additional $0.7 million in royalties to UPenn as of both December 31, 2018 and 2017.
This license agreement will remain in effect on a country-by-country basis until the expiration of the last-to-expire licensed patent right in the applicable country. Aegerion has the right to terminate this license agreement for UPenn’s uncured material breach of the license agreement or for convenience upon 60 days’ prior written notice to UPenn, subject to certain specific conditions and consequences. UPenn may terminate this license agreement for Aegerion’s uncured material breach of the license agreement, its uncured failure to make payments to UPenn or if Aegerion is the subject of specified bankruptcy or liquidation events.
Indemnities
In connection with the sale of assets, the Company provided indemnities with respect to certain matters, including product liability, patent infringement, contractual breaches and misrepresentations, and the Company provides other indemnities to third parties under the clinical trial, license, service, supply and other agreements that it enters into in the normal course of its business. If the indemnified party were to make a successful claim pursuant to the terms of the indemnity, the Company would be required to reimburse the loss. These indemnities are generally subject to threshold amounts, specified claims periods and other restrictions and limitations. As of December 31, 2018 and 2017, no amounts have been accrued in connection with such indemnities.
Development and Post Marketing Regulatory Commitments
Aegerion has engaged Contract Research Organizations (“CROs”) to provide research, safety and project management services (“Services”) in connection with the execution of their potential clinical trials, post-marketing commitments and existing registries. Services would only give rise to liabilities to the extent that services are provided to Aegerion, as applicable, and pass through expenses are incurred. As of December 31, 2018, the Services have not yet been performed and the Company has potential commitments of approximately $29.9 million under these agreements. The amount reflected is based on the existing contracts and does not reflect any inflation, future modification to, or termination of, the existing contracts or anticipated or potential new contracts.
Legal Matters
The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Company’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company’s loss contingency accrual would be recorded in the period in which such determination is made.
DOJ/SEC Investigations
In late 2013, Aegerion received a subpoena from the Department of Justice (“DOJ”), represented by the U.S. Attorney’s Office in Boston, requesting documents regarding its marketing and sale of JUXTAPID in the U.S., as well as related public disclosures (“DOJ investigation”). In late 2014, Aegerion received a subpoena from the Securities and Exchange Commission (“SEC”) requesting certain information related to Aegerion’s sales activities and disclosures related to JUXTAPID. The SEC also requested documents and information on a number of other topics, including documents related to the investigations by government authorities in Brazil into whether Aegerion’s activities in Brazil violated Brazilian anti-corruption laws, and whether Aegerion’s activities in Brazil violated the Foreign Corrupt Practices Act (“FCPA”). As a result of the SEC’s investigation, Aegerion consented to the entry of a final judgment, on September 25, 2017, in connection with a complaint filed by the

SEC without admitting or denying the allegations set forth in the complaint (“SEC Judgment”). The complaint alleged negligent violations of Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, related to certain statements made by Aegerion in 2013 regarding the conversion rate for JUXTAPID prescriptions.
The SEC Judgment, which was approved by a U.S. District Court judge on September 25, 2017, provides that Aegerion must pay a civil penalty in the amount of $4.1 million, to be paid in installments over three years, plus interest on any unpaid balance at a rate of 1.75% per annum. As of December 31, 2018, $0.9 million remains due as a current liability, and $0.7 million remains due as a non-current liability. Aegerion’s payment of this civil penalty is subject to acceleration in the event of certain change of control transactions or certain transfers of Aegerion’s rights in MYALEPT or JUXTAPID. Aegerion’s payment schedule is also subject to acceleration in the event that Aegerion fails to satisfy its payment obligations under the SEC Judgment.
In connection with the DOJ investigation, Aegerion entered into a Plea Agreement, a Deferred Prosecution Agreement (“DPA”), a Civil Settlement, certain State Settlement Agreements and a Consent Decree of Permanent Injunction (“FDA Consent Decree”). Under the Court-approved DOJ Plea Agreement, Aegerion pled guilty to two misdemeanor misbranding violations of the Federal Food, Drug and Cosmetic Act (“FDCA”) and on January 30, 2018, a U.S. District Court Judge sentenced Aegerion.
The Court did not impose a criminal fine and instead ordered Aegerion to pay restitution, in the amount of $7.2 million payable over three years, plus interest on any unpaid balance at a rate of 1.75% per annum, into a fund managed by an independent claims administrator. As of December 31, 2018, $2.0 million remains due as a current liability, and $2.3 million remains due as a non-current liability. As contemplated by the Plea Agreement, Aegerion was further sentenced to a three-year term of probation. Among the terms of probation, Aegerion must (i) comply with federal, state and local laws, (ii) notify its probation officer of any prosecution, major civil litigation or administrative proceeding, (iii) seek permission of its probation officer prior to selling, assigning or transferring assets, (iv) notify its probation officer of any material change in its economic circumstances, (v) forbear from disparaging the factual basis of Aegerion’s plea or denying that Aegerion itself is guilty, and (vi) comply with the DPA and Corporate Integrity Agreement (“CIA”) (and submit certain reports prepared thereunder to its probation officer). Under the terms of the DPA, Aegerion admitted it engaged in conduct that constituted a conspiracy to violate the Health Insurance Portability and Accountability Act (“HIPAA”). The DPA provides that Aegerion must continue to cooperate fully with the DOJ concerning its investigation into other individuals or entities. The DPA provides that Aegerion must maintain a robust compliance and ethics program that includes significant certification, training, monitoring and other requirements. Aegerion, as well as Novelion’s Board of Directors (or a designated committee thereof), must also conduct regular reviews of its compliance and ethics program, provide certifications to the DOJ that the program is believed to be effective and notify the DOJ of any probable violations of HIPAA. In the event Aegerion breaches the DPA, there is a risk the government would seek to impose remedies provided for in the DPA, including instituting criminal prosecution against Aegerion and/or seeking to impose stipulated penalties against Aegerion. The DPA is subject to supervision by a U.S. District Court judge.
Aegerion also entered into the DOJ Civil Settlement Agreement to resolve allegations by the DOJ that false claims for JUXTAPID were submitted to governmental healthcare programs. The DOJ Civil Settlement Agreement requires Aegerion to pay a civil settlement in the amount of $28.8 million, which includes up to $2.7 million designated for certain U.S. states relating to Medicaid expenditures for JUXTAPID, to be paid in installments over three years. As of December 31, 2018, $8.8 million remains due as a current liability, and $16.4 million remains due as a non-current liability. Aegerion’s payment of this civil settlement amount is subject to acceleration in the event of certain change of control transactions or certain transfers of Aegerion’s rights in MYALEPT or JUXTAPID. In the event that Aegerion fails to satisfy its obligations under the DOJ Civil Settlement Agreement, Aegerion could be subject to additional penalties or litigation.
Aegerion also agreed to enter into the State Settlement Agreements to resolve claims under state law analogues to the federal False Claims Act. The terms of the State Settlement Agreements are substantially similar to those set forth in the DOJ Civil Settlement Agreement. As noted above, participating states will receive up to $2.7 million in the aggregate from the $28.8 million amount to be paid pursuant to the DOJ Civil Settlement Agreement.
Aegerion also agreed to the FDA Consent Decree with the DOJ and the FDA to resolve a separate civil complaint alleging that Aegerion violated the FDCA by failing to comply with the JUXTAPID REMS program and the requirement to provide adequate directions for all of the uses for which it distributed JUXTAPID. The FDA Consent Decree requires Aegerion, among other things, to comply with the JUXTAPID REMS program; retain a qualified independent auditor to conduct annual audits of its compliance with the JUXTAPID REMS program; and remediate any noncompliance identified by the auditor within specified timeframes. In the event Aegerion fails to comply with the JUXTAPID REMS program or any other provisions of the FDA Consent Decree, Aegerion could be subject to additional administrative remedies, civil or criminal penalties and/or stipulated damages. Aegerion is required to notify the FDA in advance of certain changes in control, or changes in its business that may affect its operations, assets, rights or liabilities in the United States. On March 20, 2019, the Court entered the FDA Consent Decree.
Separately, Aegerion entered into a CIA with the Department of Human Services Office of the Inspector General (“OIG”). The CIA requires Aegerion, among other things, to maintain a compliance program with significant requirements relating to, among other things, training, monitoring, annual risk assessment and mitigation processes, independent review of Aegerion’s compliance and other activities, a disclosure program and an executive financial recoupment program. Under the CIA, Aegerion, as well as the Board of Directors of the Company (or a designated committee thereof), must also conduct regular reviews of Aegerion’s compliance program and provide an annual resolution or certification to OIG that the program is believed to be effective. Additionally, Aegerion has certain certification and reporting obligations under the CIA. In the event Aegerion breaches the CIA, there is a risk the government would seek to impose remedies provided for in the CIA, including seeking to impose stipulated penalties against Aegerion and/or seeking to exclude Aegerion from participation in federal healthcare programs.
Investigations in Brazil
Federal prosecutors in Brazil are conducting an investigation to determine whether there have been violations of Brazilian laws related to the sales of JUXTAPID in Brazil. In July 2016, the Ethics Council of Interfarma fined Aegerion’s subsidiary in Brazil (“Aegerion Brazil”) approximately $0.5 million for violations to its Code of Conduct, to which Aegerion Brazil is bound due to its affiliation with Interfarma. Also, the Board of Directors of Interfarma imposed an additional penalty of suspension of Aegerion Brazil’s membership, without suspension of Aegerion Brazil’s membership contribution, for a period of 180 days for Aegerion Brazil to demonstrate the implementation of effective measures to cease alleged irregular conduct, or exclusion of the Company’s membership in Interfarma if such measures are not implemented. Aegerion Brazil paid the fine of approximately $0.5 million during the third quarter of 2016. In March 2017, after the suspension period ended, Interfarma’s Board of Directors decided to reintegrate Aegerion Brazil, enabling it to participate regularly in Interfarma activities, subject to meeting certain obligations. In April 2019, the Board of Directors of Interfarma agreed that Aegerion Brazil has successfully met all of the requirements imposed by the association, and the investigation was closed.
Also, in July 2016, Aegerion Brazil received an inquiry from a Public Prosecutor Office of the Brazilian State of Paraná asking it to respond to questions related to media coverage regarding JUXTAPID and its relationship with a patient association to which Aegerion made donations for patient support. This preliminary inquiry was later reclassified as a civil inquiry, which is a preliminary procedure by the Public Prosecutor’s Office that aims to verify if there are enough elements for it to file a formal lawsuit or to dismiss the inquiry. In March 2018, the Paraná State Public Prosecutor’s Office sent the civil inquiry to the Federal Public Prosecutor’s Office, after deciding that the potential case should be subject to federal jurisdiction. The Federal Public Prosecutor dismissed the case in January 2019.
In June 2017, the Federal Public Prosecutor of the City of São José dos Campos, State of São Paulo, in connection with its criminal investigation into former employees of Aegerion Brazil, requested that a Brazilian federal court provide federal investigators with access to the bank records of certain individuals and entities, including Aegerion Brazil, certain former Aegerion Brazil employees, a Brazilian patient association and certain Brazilian physicians. The Federal Trial Court Judge issued a decision on July 12, 2018 authorizing the access to the banking records on the terms that the Federal Public Prosecutor of the City of São José dos Campos had requested. On July 16, 2018, Aegerion Brazil filed an appeal of the decision that authorized the breach of the banking secrecy, which was denied by the Federal Court Judge. The Public Prosecutor in São José dos Campos continues to gather information in connection with this investigation. At this time, the Company does not know whether the inquiry of the Public Prosecutor in São José dos Campos will result in the commencement of any formal proceeding against Aegerion, but if Aegerion’s activities in Brazil are found to violate any laws or governmental regulations, Aegerion may be subject to significant civil lawsuits to be filed by the Public Prosecution office, and administrative penalties imposed by Brazilian regulatory authorities and additional damages and fines. Under certain circumstances, Aegerion could be barred from further sales to federal and/or state governments in Brazil, including sales of JUXTAPID and/or MYALEPT, due to penalties imposed by Brazilian regulatory authorities or through civil actions initiated by federal or state public prosecutors. Additionally, the SEC conducted inquiries with Aegerion concerning the investigations by Brazilian authorities, and in July 2019, the SEC concluded the investigation and no enforcement action was made against Aegerion. The Company cannot determine if a loss is probable as a result of the investigations and inquiry in Brazil and whether the outcome will have a material adverse effect on the Company’s business and, as a result, no amounts have been recorded for a loss contingency.
Qui Tam Litigation
In March 2014, an amended qui tam complaint was filed under seal in the District of Massachusetts against Aegerion, two former executive officers and a former employee. United States ex rel Clarke v. Aegerion Pharm. Inc., No. 13-cv-11785-IT. On September 22, 2017, the U.S. filed a notice of intervention as to Aegerion. On September 27, 2017, the qui tam relators filed a second amended complaint naming additional parties, including a former board member, former executives and former employees of Aegerion, as well as other third parties. The second amended complaint noted that the relators would file a joint stipulation of dismissal with respect to Aegerion upon the completion of certain conditions set forth in the Civil Settlement Agreement. On October 27, 2017, the court granted Aegerion and relators’ joint motion to stay proceedings until sentencing in the criminal matter is complete. On February 20, 2018, Aegerion was dismissed from the qui tam lawsuit. On June 5, 2018, two of the remaining defendants were dismissed from the lawsuit and on June 19, 2018, the remaining individual defendants filed a motion to dismiss the qui tam lawsuit. On March 31, 2019, the Court granted the Motion to Dismiss with respect to one defendant, and denied the motion with respect to the other remaining defendants. On April 17, 2019, the remaining defendants filed a motion to dismiss for lack of jurisdiction. Although Aegerion is not a party to the lawsuit, it could be liable for certain defense costs and damages for defendants remaining in the lawsuit. Although the Company does not believe the outcome of the lawsuit will have a material adverse effect on the Company, the Company cannot determine if a loss is probable as a result of the lawsuit and, as a result, no amounts have been recorded for a loss contingency.
16. Subsequent Events
The Company has evaluated subsequent events through February 18, 2020, which is the date that financial statements were available to be issued. Refer to the below for the material subsequent events occurred since December 31, 2018.
Loan Facilities
As described in Note 8, Loan Facilities, on January 31, 2019, Aegerion provided notice to the Bridge Agent electing to extend the initial maturity date of the Bridge Loans to June 30, 2019, as permitted under the Bridge Credit Agreement. Aegerion paid an extension fee in the amount of $1.5 million on February 15, 2019 and, accordingly, the maturity date of the Bridge Loans was extended to June 30, 2019. Refer to below for further discussion related to the treatment of the loan facilities upon Aegerion’s emergence from bankruptcy in September 2019.
Recordati License Agreement
On February 5, 2019 (“Transaction Effective Date”), Aegerion entered into a license agreement (“License Agreement”) with Recordati for the commercialization of JUXTAPID in Japan. Under the terms of the License Agreement, and subject to the conditions set forth therein, Aegerion granted to Recordati an exclusive license in Japan, for the current marketed indication for HoFH. During the term of the License Agreement, Recordati also has an exclusive right of first negotiation to any new indications for JUXTAPID in Japan that may be developed by Aegerion and the right to grant sub-licenses and to manufacture and commercialize JUXTAPID, under specific circumstances.
Pursuant to the terms of the License Agreement, and subject to the conditions set forth therein, Recordati is required to make the following payments to Aegerion: (i) $25.0 million as a one-time upfront payment on the

Transaction Effective Date (which was paid to Aegerion in the first quarter of 2019), (ii) $5.0 million as a one-time payment within 45 days following the date on which the Japan marketing authorization for JUXTAPID was transferred to Recordati (“Completion Date”), which was paid to Aegerion in the second quarter of 2019, (iii) quarterly royalty payments, during the term of the License Agreement, equal to 22.5% of all net sales of JUXTAPID in Japan, and (iv) 20% of all other sublicense revenues received by Recordati or any of its affiliates.
In addition, pursuant to the terms of the License Agreement, Aegerion may receive from Recordati commercial milestone payments (up to a total of $80.0 million) for net sales in Japan, conditioned and based upon the achievement of certain net sales levels in Japan, the first $12.5 million installment of which becomes payable at the end of the first quarter in which cumulative net sales in Japan reach $70.0 million, and which are payable in incremental installments thereafter at the end of each quarter in which cumulative net sales in Japan increase by $70.0 million (in increments of $12.5 million until cumulative net sales reach $280.0 million and then in incremental installments of $5.0 million until cumulative net sales reach $700.0 million).
Further, pursuant to the Company’s current license agreement with The Trustees of the University of Pennsylvania (“UPenn”), UPenn received 15% of the $25 million upfront payment and 15% of the marketing authorization transfer milestone in the second half of 2019. Additionally, UPenn is entitled to receive 15% of any subsequent sales milestone payments received from Recordati and 25% of royalty payments received by the Company from Recordati under the License Agreement.
A portion of the upfront payment was used to repay the outstanding debt Aegerion has. Refer to Note 8, Loan Facilities, for further information.
Aegerion and Recordati have also entered into a customary supply agreement under which Aegerion will supply JUXTAPID to Recordati (or its affiliate) at cost plus an agreed upon markup for an initial term of two years with automatic renewal for successive two year terms, and a customary transitional services agreement under which Aegerion performed certain commercialization and administrative services on Recordati’s behalf until the Completion Date (during which time, in lieu of paying royalties and cost-plus supply and transitional services during this period, Aegerion retained 40% of the net sales of JUXTAPID in Japan and remitted the remaining 60% of net sales to Recordati) and certain other customary transitional services (if so requested by Recordati) at mutually agreed hourly rates for a term not to exceed six months from the Completion Date.
Chapter 11 Bankruptcy Filing and Amryt Acquisition
On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc. filed voluntary petitions under chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 10, 2019, the Bankruptcy Court entered an order (“Confirmation Order”) confirming Aegerion’s First Amended Joint Chapter 11 Plan (“Plan”), as modified to reflect certain resolutions agreed to among various parties. The effective date of the Plan (“Effective Date”) is subject to the satisfaction of all conditions precedent to the Plan, as further described in the Plan.
In accordance with the Plan, the Debtors will continue to exist after the Effective Date as Reorganized Debtors. On and after the Effective Date, all property of the estates, wherever located, including all claims, rights and causes of action, as defined in the Plan, and any property, wherever located, acquired by the Debtors under or in connection with this Plan, shall revest in the Reorganized Debtors, as applicable, free and clear of all claims, liens, charges, other encumbrances and interests.

As a result of the Plan, a significant amount of the Company’s indebtedness, as summarized in the following, was discharged upon Aegerion’s emergence from bankruptcy in September 2019.
•
New Money Loans and Roll Up Loans − the full amount including the accrued unpaid interest, was discharged. Each holder of the New Money Loans received secured credit facility issued by Aegerion at the Closing on a dollar for dollar basis on account of its New Money Loan claim: each holder of the Roll Up Loans received new convertible notes issued by Aegerion at the Closing on a dollar for dollar basis on account of its Roll Up Loan claim.

•
Novelion Loan – the full amount, including the accrued unpaid interest, was discharged. Novelion received American depositary receipts representing approximately 14.0 million Ordinary Shares, as discussed below.

•
Convertible Notes – the outstanding unpaid principal and interest were discharged. Each Convertible Noteholders received its pro rata share of the net remaining new convertible notes and certain Amryt common stocks.

•
Outstanding settlements due to DOJ and SEC – The Company will continue to pay the outstanding settlements to DOJ and SEC in accordance with payment terms as set forth in the original settlement agreements.

•
Ongoing trade transactions – The Company will continue to follow the respective payment terms with each vendor. Any outstanding amount that was associated to the pre-Petition period but was put on hold for payment during the bankruptcy period was fully paid in cash in September 2019, plus post-petition interest at the applicable interest rate.

•	Payables due to Novelion – the outstanding payables due to Novelion were discharged.
Additionally, as a result of confirmation of the Plan, the Bankruptcy Court has authorized Aegerion to consummate the transactions contemplated by the Plan, including the Amryt Transaction. Following the entry of the Confirmation Order, Amryt’s shareholders approved the Amryt Transaction at a meeting held on September 19, 2019.
On September 24, 2019, Aegerion completed the Amryt Transaction (“Closing”). The consideration for the Amryt Transaction has been satisfied through the issuance of ordinary Amryt shares (“Ordinary Shares”), or American depositary receipts representing Ordinary Shares, to stakeholders of Aegerion. Through the Amryt Transaction, Novelion has been divested of its operating subsidiary, Aegerion. In full satisfaction of its claims as creditor under Novelion Loan, Novelion received American depositary receipts representing approximately 14.0 million Ordinary Shares (“Novelion Consideration”). Novelion only received the Novelion Consideration and did not receive any other equity or property in connection with the Amryt Transaction.
*** ***

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)
Consolidated Balance Sheets
(in thousands)
(UNAUDITED)
	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$36,080	$31,881
Accounts receivable, net	26,408	28,912
Inventories - current	13,486	12,745
Prepaid expenses and other current assets	17,153	15,292
Total current assets	93,127	88,830
Inventories - non-current	38,306	36,202
Property and equipment, net	754	1,397
Intangible assets, net	187,629	200,176
Other non-current assets	2,818	1,209
Total assets	$322,634	$327,814

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$3,615	$4,995
Accrued liabilities	49,749	42,356
Payable due to Novelion	—	11,003
Short-term debt	—	73,677
Short-term debt due to Novelion	—	37,264
Convertible notes, net	—	274,815
Provision for legal settlements - current	14,070	11,689
Total current liabilities	67,434	455,799
Provision for legal settlements - non-current	11,962	19,391
Other non-current liabilities	1,444	795
Total liabilities not subject to compromise	80,840	475,985
Liabilities subject to compromise	420,651	—
Total liabilities	501,491	475,985
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common shares, without par value, 30,301 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	—	—
Additional paid-in-capital	59,381	59,381
Accumulated deficit	(237,092)	(206,217)
Accumulated other comprehensive loss	(1,146)	(1,335)
Total shareholders’ deficit	(178,857)	(148,171)
Total liabilities and shareholders’ deficit	$322,634	$327,814
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)
Consolidated Statements of Operations
(in thousands)
(UNAUDITED)
	Six Months Ended June 30,
	2019	2018
Net revenues	$95,857	$59,388
Cost of product sales	35,364	29,208
Operating expenses:
Selling, general and administrative	43,424	38,568
Research and development	13,946	21,113
Related party expense, net	397	617
Total operating expenses	57,767	60,298
Income (loss) from operations	2,726	(30,118)
Reorganization items, net	(2,145)	—
Interest expense, net (contractual interest of $690)	(29,681)	(22,628)
Interest expense due to Novelion (contractual interest of $352)	(1,182)	(1,406)
Other expense, net	(224)	(1,054)
Loss before provision for income taxes	(30,506)	(55,206)
Provision for income taxes	(369)	(1,205)
Net loss	$(30,875)	$(56,411)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)
Consolidated Statements of Comprehensive Loss
(in thousands)
(UNAUDITED)
	Six Months Ended June 30,
	2019	2018
Net loss	$(30,875)	$(56,411)
Other comprehensive income (loss):
Foreign currency translation	189	(1,335)
Other comprehensive income (loss)	189	(1,335)
Comprehensive loss	$(30,686)	$(57,746)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)
Consolidated Statements of Changes in Shareholders’ Deficit
(in thousands, except share information)
(UNAUDITED)
	Six Months Ended June 30, 2019
	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit
	Shares	Amount
Balance at December 31, 2018	30,301,444	$—	$59,381	$(206,217)	$(1,335)	$(148,171)
Net loss	—	—	—	(30,875)	—	(30,875)
Foreign currency translation adjustment	—	—	—	—	189	189
Balance at June 30, 2019	30,301,444	$—	$59,381	$(237,092)	$(1,146)	$(178,857)
	Six Months Ended June 30, 2018
	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders’ Deficit
	Shares	Amount
Balance at December 31, 2017	30,301,444	$—	$59,381	$(109,679)	$828	$(49,470)
Net loss	—	—	—	(56,411)	—	(56,411)
Foreign currency translation adjustment	—	—	—	—	(1,335)	(1,335)
Balance at June 30, 2018	30,301,444	$—	$59,381	$(166,090)	$(507)	$(107,216)
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)
Consolidated Statements of Cash Flows
(in thousands)
(UNAUDITED)
	Six Months Ended June 30,
	2019	2018
Cash used in operating activities
Net loss	$(30,875)	$(56,411)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	490	842
Non-cash lease expense	888	—
Amortization of intangible assets	12,548	12,548
Stock-based compensation	703	933
Non-cash interest expense	24,214	19,146
Non-cash interest expense due to Novelion	1,182	1,406
Unrealized foreign exchange (gain) loss	(31)	1,161
Amortization of debt issuance costs and debt discount	2,215	127
Deferred income taxes	—	919
Other non-cash operating activities	(8)	9
Loss on disposal of property and equipment	140	—
Changes in assets and liabilities:
Accounts receivable	2,565	3,811
Inventories	(2,355)	(1,433)
Prepaid expenses and other assets	(2,391)	(3,738)
Accounts payable	1,819	(3,958)
Accrued liabilities and other liabilities	1,093	(84)
Payable due to Novelion	(2,951)	235
Net cash provided by (used in) operating activities	9,246	(24,487)
Cash used in investing activities
Purchases of property and equipment	—	(384)
Net cash used in investing activities	—	(384)
Cash provided by financing activities
Net proceeds from Shareholder Term Loans, net of debt discount	—	19,977
Proceeds from Novelion Loan	—	15,000
Repayment of Bridge Loans	(2,996)	—
Repayment of Novelion Loan	(2,106)	—
Payment of issuance costs	—	(698)
Net cash (used in) provided by financing activities	(5,102)	34,279
Exchange rate effect on cash	55	(862)
Net increase in cash and cash equivalents	4,199	8,546
Cash and cash equivalents, beginning of period	31,881	14,307
Cash and cash equivalents, end of period	$36,080	$22,853
Supplemental disclosures of cash flow information
Cash paid for interest	$3,393	$3,422
Cash paid (received) for taxes, net	$352	$(71)
Non-cash investing activities and financing activities:
Purchases of property and equipment included in accounts payable	$—	$35
Right-of-use assets obtained in exchange for operating lease obligation	$1,945	$—
Lease liabilities arising in exchange for right of use assets	$1,950	$—
See accompanying Notes to Consolidated Financial Statements.

Aegerion Pharmaceuticals, Inc.
(DEBTOR-IN-POSSESSION)

Notes to Consolidated Financial Statements
(UNAUDITED)
1. Description of Business and Basis of Presentation
Organization
Aegerion Pharmaceuticals, Inc. (“Aegerion” or the “Company”) is a rare disease biopharmaceutical company dedicated to developing new standards of care for individuals living with rare diseases. The Company is a private company incorporated in the state of Delaware in the United States (“U.S.”) and has international operations and two commercial products, metreleptin and lomitapide. Metreleptin, a recombinant analog of human leptin, is currently marketed in the U.S. under the brand name MYALEPT (metreleptin for injection). MYALEPT is approved in the U.S. as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (“GL”). In July 2018, metreleptin, under the brand name MYALEPTA, was approved in the European Union (“EU”) as a treatment for the complications of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired Partial Lipodystrophy (“PL”) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Lomitapide, which is marketed in the U.S. under the brand name JUXTAPID (lomitapide) capsules (“JUXTAPID”), is approved in the U.S. as an adjunct to a low-fat diet and other lipid-lowering treatments, including low-density lipoprotein (“LDL”) apheresis where available, to reduce low-density lipoprotein cholesterol (“LDL-C”), total cholesterol (“TC”), apolipoprotein B (“apo B”) and non-high-density lipoprotein cholesterol (“non-HDL-C”) in adult patients with homozygous familial hypercholesterolemia (“HoFH”). Lomitapide is approved in the EU, under the brand name LOJUXTA (lomitapide) hard capsules (“LOJUXTA”) for the treatment of adult patients with HoFH, where it is commercialized by Aegerion’s licensee, Amryt Pharma plc (“Amryt”). In December 2016, Aegerion launched JUXTAPID as a treatment for HoFH in Japan and on February 5, 2019, Aegerion entered into a license agreement with Recordati Rare Diseases Inc. (“Recordati”) for the commercialization of JUXTAPID in Japan. Additionally, both metreleptin and lomitapide are sold, on a named patient basis, in certain countries outside of the U.S., such as Brazil, where such sales are permitted based on the approval of metreleptin and lomitapide in the U.S. or EU.
Merger with Amryt
As discussed in Note 15, Subsequent Events, on May 20, 2019 (“Petition Date”), Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., each was previously a subsidiary of Novelion Therapeutics Inc. (“Novelion”), filed voluntary petitions (collectively, “Bankruptcy Petitions”) under chapter 11 (“Chapter 11”) of Title 11 of the United States Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”). In addition, on May 20, 2019, Aegerion Pharmaceuticals, Inc. and Aegerion Pharmaceuticals Holdings, Inc. entered into a Plan Funding Agreement (“Plan Funding Agreement”) with Amryt to set forth the terms and conditions of the acquisition by Amryt of 100 percent of the outstanding equity interests of the reorganized Aegerion Pharmaceuticals, Inc. (the “Reorganized Debtors”) (“Amryt Transaction”).
On September 24, 2019, the Amryt Transaction was completed (“Closing”). The consideration for the Amryt Transaction was satisfied through the issuance of ordinary Amryt shares (“Ordinary Shares”), or American depositary receipts representing Ordinary Shares, to the stakeholders of Aegerion. Through the Amryt Transaction, Novelion has been divested of Aegerion. Refer to Note 15, Subsequent Events for further discussion related to the completion of the Amryt Transaction.
Basis of Presentation and Principles of Consolidation
The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the accompanying Consolidated Financial Statements include all adjustments (including normal recurring accruals) considered necessary for fair presentation of Aegerion’s consolidated financial position, results of operations and cash flows for the periods presented. Operating results for the current interim period are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2019. The accompanying

Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and accompanying notes in Aegerion’s consolidated financial statements for the year ended December 31, 2018.
The accompanying Consolidated Financial Statements include operations of Aegerion and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. Additionally, the Company engages in various transactions with its former parent company, Novelion, and its affiliates, including the term loan agreement and the shared service agreement. Refer to Note 12, Related Party Transactions, for further discussions. Accordingly, the accompanying Consolidated Financial Statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.
As further discussed in Note 2, Bankruptcy Filing, Aegerion and Aegerion Pharmaceuticals Holdings, Inc. would continue to operate its business as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. For additional information related to the bankruptcy proceedings and the debtor-in-possession financial information, refer to Note 2, Bankruptcy Filing, and Note 14, Condensed Combined Debtor-in-Possession Financial Information.
The accompanying Consolidated Financial Statements have been prepared assuming Aegerion will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of June 30, 2019, Aegerion has significant indebtedness of $501.5 million, and the level of indebtedness has adversely impacted Aegerion’s financial condition. In addition, the filing of the Chapter 11 cases in May 2019 constituted an event of default with respect to certain of Aegerion’s existing debt obligations. As a result, Aegerion’s financial condition and the risks and uncertainties surrounding its Chapter 11 proceedings raise substantial doubt as to Aegerion’s ability to continue as a going concern.
As discussed above and in Note 15, Subsequent Events, the Bankruptcy Court entered an order (“Confirmation Order”) confirming Aegerion’s First Amended Joint Chapter 11 Plan (“Plan”), as modified to reflect certain resolutions agreed to among various parties. As result of the Plan, a significant amount of the Company’s indebtedness was discharged. Additionally, as discussed above, Aegerion was acquired by Amryt. Refer to Note 15, Subsequent Events, for further discussion on the indebtedness discharge and the Amryt Transaction.
As of December 31, 2019, Aegerion’s unrestricted cash balance is approximately $17.4 million. The Company believes that its existing funds would not be sufficient to satisfy its operating needs and its working capital for at least the next twelve months from the issuance of the Consolidated Financial Statements. Aegerion may, from time to time, need to seek additional funding from Amryt, its parent company. Should the Company be unable to receive funding from its parent company, the Company’s business, results of operations, liquidity and financial condition would be materially and negatively affected, and the Company would be unable to continue as a going concern.
Use of Estimates
The preparation of Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of liabilities subject to compromise as a result of the Company’s bankruptcy filing, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods presented. The Company’s estimates often are based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. Actual results may differ from estimates made by management. Changes in estimates are reflected in reported results in the period in which they become known.
Recently Adopted Accounting Standards
In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASU 2016-02”), which amends a number of aspects of lease accounting and requires entities to recognize right-of-use assets and liabilities on the balance sheet for leases.
The Company adopted ASU 2016-02 effective January 1, 2019, using the modified retrospective method. The adoption of ASU 2016-02 did not change the classification of any of the existing leases as of the transition date, and the prior period results are not adjusted or restated and continue to be reported in accordance with ASC Topic 840: Leases (“Topic 840”). In addition, the Company elected the package of practical expedients permitted under the transition guidance, which, among other things, allowed the Company to combine lease and non-lease components for all of the leases. The Company also elected not to record leases with an initial term of 12 months or less on the balance sheet.
Upon the adoption of this standard, Aegerion recorded operating lease right-of-use assets and corresponding operating lease liabilities, each of approximately $1.8 million as of January 1, 2019, which are included in the Consolidated Balance Sheet. The adoption of this standard did not materially impact operations and cash flows. Refer to Note 8, Leases, for further discussion.
2. Bankruptcy Filing
Chapter 11 Proceedings
On the Petition Date, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc. (together, “Debtors”), filed the Bankruptcy Petitions under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Pursuant to a motion filed by the Debtors, the Chapter 11 cases (collectively, “Chapter 11 Cases”) were jointly administered under the caption In re Aegerion Pharmaceuticals, Inc., et al., Case No. 19-11632. Each Debtor would continue to operate its business as a “debtor in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://cases.primeclerk.com/aegerion/. Documents and other information available on such website are not part of this document and shall not be deemed incorporated by reference in this document.
Certain subsidiaries of Aegerion (collectively, “Non-Filing Entities”) were not part of the Chapter 11 Cases. The Non-Filing Entities include all the non-U.S. subsidiaries of Aegerion and they would continue to operate their businesses in the normal course; their results are included in the Consolidated Financial Statements. Refer to Note 14, Condensed Combined Debtor-in-Possession Financial Information, for the combined financial statements for the Debtors.
Significant Bankruptcy Court Actions
On the Petition Date, the Debtors filed a number of motions (“First Day Motions”) with the Bankruptcy Court, in an effort to stabilize the operations and facilitate the Debtors’ transition into Chapter 11. Certain of these motions sought authority from the Bankruptcy Court for the Debtors to make payments upon, or otherwise honor, certain obligations that arose prior to the Petition Date, including obligations related to employee wages, salaries and benefits, taxes, customer programs and certain vendors and other providers essential to the Debtors’ businesses. On May 24, 2019, the Bankruptcy Court approved the relief sought in these motions on interim bases. On June 27, 2019, the Bankruptcy Court entered orders approving the relief sought in these motions on final bases.
On the Petition Date, the Debtors filed a joint Chapter 11 plan of reorganization and an accompanying disclosure statement, which set forth, among other things, the terms of the Debtors’ proposed treatment of claims against and interests in the Debtors. On June 3, 2019, the Debtors filed a motion (“Disclosure Statement Motion”) with the Bankruptcy Court requesting, among other relief, approval of the disclosure statement and procedures to solicit votes to accept or reject the Chapter 11 plan. As a result of negotiations with various parties, the Debtors agreed to make certain changes to the Chapter 11 plan (“First Amended Chapter 11 Plan”) and the disclosure statement (“Disclosure Statement”), which the Debtors filed with the Bankruptcy Court on July 9, 2019. On July 11, 2019, the Bankruptcy Court entered an order (“Disclosure Statement Order”) approving the Disclosure Statement and establishing procedures to solicit votes to accept or reject the First Amended Chapter 11 Plan.
On May 30, 2019, the Debtors filed a motion (“KEIP/KERP Motion”) with the Bankruptcy Court requesting authority to implement a key executive incentive plan (“KEIP”) and a key employee retention plan (“KERP”). As a result of negotiations with various parties, the Debtors agreed to make certain changes to the KEIP and the KERP, which changes are set forth in a statement the Debtors filed with the Bankruptcy Court on July 9, 2019. On July 11, 2019, the Court entered an order (“KEIP/KERP Order”) approving the KEIP/KERP Motion, as revised. Pursuant to the KEIP/KERP Order, the Debtors are permitted to, among other things, reimburse Novelion for payments that Novelion makes on account of its key employee incentive plan pursuant to certain shared services agreements between Aegerion, Novelion and its subsidiary, Novelion Services USA, Inc.

On September 10, 2019, the Bankruptcy Court entered an order (“Confirmation Order”) confirming Aegerion’s First Amended Joint Chapter 11 Plan (“Plan”), as modified to reflect certain resolutions agreed to among various parties. As a result of confirmation of the Plan, the Bankruptcy Court authorized Aegerion to consummate the transactions contemplated by the Plan, including the Amryt Transaction. Following the entry of the Confirmation Order, Amryt’s shareholders approved the Amryt Transaction at a meeting held on September 19, 2019.
Restructuring Support Agreement
In connection with its bankruptcy filing, on May 20, 2019, the Debtors entered into a Restructuring Support Agreement (“Restructuring Support Agreement”) with (a) Novelion as holder of 100% of the outstanding equity interests of Aegerion and holder of 100% by principal amount of claims under the Novelion Loan, (b) the holders of 100% by principal amount under the Bridge Loans, (c) holders of in excess of 67% by principal amount of the Convertible Notes, ((a), (b) and (c) collectively the “Consenting Lenders”), and (d) Amryt (collectively with the Consenting Lenders and the Debtors, the “RSA Parties”). In addition, on May 20, 2019, Aegerion and Amryt entered into the Plan Funding Agreement setting forth the terms and conditions of the Amryt Transaction.
The Restructuring Support Agreement and the Plan Funding Agreement set forth, subject to certain conditions, the commitments and obligations of the Debtors, the Consenting Lenders and Amryt to support the Debtors’ plan of reorganization and the acquisition of Aegerion by Amryt (“Restructuring Transactions”), which involve the following key elements that are relevant to Aegerion:
•	Amryt acquiring 100% of the outstanding new equity interests in recapitalized Aegerion;
•
Ordinary equity of Amryt representing 61.4% of the outstanding ordinary shares of Amryt, after giving effect to the Restructuring Transactions but before giving effect to shares underlying the New Convertible Notes, the Deal Equity Raise (each as described below), ordinary shares that may be issuable in satisfaction of the contingent value right if the relevant milestones are achieved, and equity that is reserved for issuance under any management equity compensation plan adopted by Amryt, will be distributed to certain existing creditors of Aegerion in complete or partial satisfaction of their claims, including in partial satisfaction of the claims of the holders of the existing Convertible Notes and in complete satisfaction of the outstanding Novelion Loan;

•	The equity interests of Aegerion held by Novelion being terminated;
•
Aegerion issuing $125 million of new 5% convertible notes (“New Convertible Notes”). The New Convertible Notes will be issued to certain existing creditors of Aegerion in satisfaction of their claims (and not for cash), including in satisfaction of a portion of the existing Convertible Notes, the approximately $22 million of Roll Up Loans under the Bridge Loans, and any amounts drawn down under Aegerion’s DIP Financing (defined below) that are not otherwise satisfied in cash at the closing of the Restructuring Transactions;

•
Aegerion’s existing Bridge Loans in the original principal amount of $50 million, held by certain funds managed by and Athyrium Capital Management, LP (“Athyrium”) and Highbridge Capital Management, LLC (“Highbridge”), as well as Amryt’s existing approximately €20 million (in principal) of secured debt, will be converted into new first-lien secured debt of Aegerion and Amryt, which will have a cash interest rate of 6.5% per annum and an additional 6.5% PIK (Paid in Kind) and mature five years from the closing date of the Restructuring Transactions;

•
In connection with the closing of the Restructuring Transactions, Amryt plans to raise $60 million through the issuance of new equity of Amryt (“Deal Equity Raise”). The proceeds from the Deal Equity Raise will be used as provided in the plan of reorganization to pay certain expenses and for general corporate purposes. The new equity will be priced at a 20 percent discount to Amryt’s implied valuation pro forma to the Restructuring Transaction with $18 million of the new equity offered to certain investors of Amryt and $42 million to certain creditors of Aegerion on a pro rata basis, including Novelion;

•
Aegerion intends to, and the plan of reorganization provides that Aegerion will, continue to fully honor all obligations to the U.S. Department of Justice (“DOJ”), the U.S. Securities and Exchange Commission (“SEC”) and other U.S. and state government agencies and courts, which obligations will not be impaired by the Restructuring Transactions;

•
Aegerion intends to continue to pay all trade and other ordinary operating expenses that arise during the course of the Chapter 11 Cases and, upon consummation of the Restructuring Transactions, repay 100% of the trade claims;

Debtor-In-Possession Financing
On the Petition Date, the Debtors filed a motion (“DIP Financing Motion”) requesting authority to use cash collateral and enter into a $20.0 million super-priority debtor-in-possession multi-draw term loan facility (“DIP Facility”) with Athyrium and Highbridge on the terms and conditions set forth in a proposed Debtor-in-Possession Credit Agreement entered into between Aegerion Pharmaceuticals, Inc., as borrower, Aegerion Pharmaceuticals Holdings, Inc., as guarantor, Cantor Fitzgerald Securities, as administrative agent, and the lenders party thereto. On May 24, 2019, the Bankruptcy Court authorized the use of cash collateral on an interim basis. On June 27, 2019, the Bankruptcy Court entered an order granting the relief sought in the DIP Financing Motion on a final basis (“Final DIP Order”). As of June 30, 2019, Aegerion did not draw any portion of the DIP Facility.
Amended Shared Services Agreements
The Debtors entered into shared services agreements with Novelion and its subsidiary, Novelion Services USA, Inc., dated as of December 1, 2016, but effective as of November 29, 2016 (“Shared Services Agreements”), pursuant to which the Debtors provide to Novelion and Novelion provides to the Debtors, certain services, including, but not limited to administrative support, human resources, information technology support, accounting, finance and legal services.
In connection with the execution of the Restructuring Support Agreement and to facilitate the Restructuring Transactions, the Debtors and Novelion executed an amendment to the Shared Services Agreements (together, “Amended Shared Services Agreements”), which modified the Shared Services Agreements to provide, among other things, for Aegerion to make certain cash payments to Novelion on account of certain services Novelion provided or will provide to Aegerion. Pursuant to the Amended Shared Services Agreement, Aegerion made a payment to Novelion of approximately $3.1 million prior to the Petition Date and committed to make additional cash payments of up to approximately $2.0 million.
On the Petition Date, the Debtors filed a motion requesting authority to assume the Amended Shared Services Agreements. Following negotiations between the Debtors, Novelion, and the Official Committee of Unsecured Creditors appointed in the Chapter 11 Cases (“Creditors’ Committee”) and the Office for the United States Trustee, the parties agreed to defer final approval of the motion and the proposed assumption of the Amended Shared Services Agreements but that, subject to the Bankruptcy Court’s approval, to approve the motion on an interim basis and permit the Debtors to continue to operate under the terms of the Amended Shared Services Agreements on a post-petition basis in the ordinary course of business, subject to certain limitations. On June 27, 2019, the Bankruptcy Court entered an interim order granting the relief as agreed by the parties (“Interim Shared Services Agreements Order”).
On September 24, 2019, Novelion, Amryt and Aegerion entered into a master services agreement (“MSA”) whereby Amryt will reimburse Novelion for certain compensation and benefits that Novelion will be paying to two of Novelion’s three remaining employees until the earlier of each employee’s last date of employment with Novelion and December 31, 2019, in exchange for such employees providing transitional executive and integration services to Amryt during such period. Under the MSA, Amryt will also provide Novelion with certain accounting and reporting support, if requested, for an agreed monthly fee, and certain administrative support at no cost.
Financial Reporting in Reorganization
Effective on the Petition Date, Aegerion began to apply accounting standards applicable to reorganizations, which are applicable to companies under Chapter 11 bankruptcy protection. Such accounting standards require the financial statements for periods subsequent to the Petition Date to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Expenses, realized gains and losses, and provisions for losses that are directly associated with reorganization proceedings must be reported separately as reorganization items, net in the Consolidated Statement of Operation. In addition, the balance sheet must distinguish pre-petition liabilities subject to compromise (“LSTC”) of the Debtors from pre-petition liabilities that are not subject to compromise, post-petition liabilities and liabilities of non-Debtor entities in the accompanying Consolidated Balance Sheet. LSTC are pre-petition obligations that are not fully secured and have at least a possibility of not being repaid at the full claim amount. If there is uncertainty about whether a secured claim will be paid or impaired pursuant to the Chapter 11 Cases, the Company has classified the entire amount of the claim as a LSTC.
Furthermore, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as debtors-in-possession, certain claims against the Debtors in existence before the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtors continue business operations as debtors in possession. These claims are reflected in the Consolidated Balance Sheet at June 30, 2019 as liabilities subject to compromise.
Liabilities Subject to Compromise
As a result of the commencement of the Chapter 11 Cases, the payment of pre-petition liabilities is generally subject to compromise pursuant to a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-petition liabilities are stayed. Although payment of pre-petition claims generally is not permitted, the Bankruptcy Court granted the Debtors authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors’ business and assets. Among other things, the Bankruptcy Court authorized the Debtors to pay certain pre-petition claims relating to employee wages and benefits, taxes and certain vendors.
Pre-petition liabilities that are subject to compromise are required to be reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for different amounts. The amounts classified as LSTC may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, the determination of secured status of certain claims, the determination as to the value of any collateral securing claims, proof of claims, or other events.
Liabilities subject to compromise as of June 30, 2019 include the following components:
June 30, 2019
(in thousands)
Short-term debt	$75,213
Short-term debt due to Novelion	36,340
Convertible notes, net	296,712
Accounts Payable	3,379
Payable due to Novelion	9,007
Total liabilities subject to compromise	$420,651
Reorganization Items, Net
Reorganization items, net represent amounts incurred after the Petition Date as a direct result of the Chapter 11 Cases and are comprised of the following for the six months ended June 30, 2019. There was no cash paid for reorganization items, net during six months ended June 30, 2019.
Six Months Ended June 30, 2019
(in thousands)
Professional fees	$2,145
Total	$2,145
3. Revenue Recognition
The Company’s net revenues are primarily derived from product sales; and its remaining revenues are derived from the royalties on product sales made by its sublicensees in the EU, Japan and other territories. During the second quarter of 2019, the Company also earned licensing revenues as a result of the license agreement entered with Recordati. The following summarizes the revenue recognition for the respective revenue streams.

Product Sales Revenues
The Company recognizes revenue from sales of metreleptin and lomitapide at the point in time when control transfers, typically upon transfer of product to the carrier or delivery of product to customers. Revenue is recognized net of estimated discounts, rebates and any taxes collected from customers which are subsequently remitted to governmental authorities. Payment terms vary by contract, but payment is typically due within 30 to 120 days of delivery to the customer. Generally, the period between when the Company transfers or delivers the products and when payments are received is in one year or less; as such, the Company deems it unnecessary to assess whether a significant financing component exists and does not adjust the transaction price for the time value of money.
Variable Consideration
Product sales revenues are recognized at the net sales price (“transaction price”) which includes estimated reserves for variable consideration, upon the transfer of control of the Company’s products. Variable consideration primarily includes government rebates, prompt payment discounts and distribution service fees. Estimates of variable consideration are made at contract inception and based on historical experience, market trends, industry data and statutory requirements are considered when determining such estimates. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur. The Company reassesses variable consideration at the end of each reporting period as additional information becomes available with the variance recorded to product sales revenue.
Government Rebates: The Company is subject to government mandated rebates for Medicare, Medicaid, Tricare and other government programs in the U.S. and other countries. These rebates are estimated based on actual payer information. The Company records an accrued liability for unpaid rebates related to products for which control has been transferred to distributors.
The following table summarizes combined activity for the allowances for the government rebates incurred in connection with the product sales of MYALEPT and JUXTAPID for the period indicated:
Amount
(in thousands)
Balance as of December 31, 2018	$19,637
Provision	15,679
Payments	(18,239)
Balance as of June 30, 2019	$17,077
Prompt Payment Discounts: The Company provides discounts to certain distributors if they pay for product within a defined period of time after title transfers, which terms are explicitly stated in the contract. These discounts are recorded as a reduction of revenue upon receipt of full payment from such distributors.
Distributor Service Fees: Certain distributors provide distribution services to the Company for a fee, and the costs associated with these services are generally recorded as a reduction of revenue.
Other Incentives: The Company offers other incentives that vary by contract; these incentives take into account specific relevant factors and are analyzed for revenue recognition purposes on a case by case basis.
Other Revenues
The Company has entered into agreements where the Company licenses certain rights to its products to sublicensees and earns royalties from product sales made by the sublicensees and milestone payments upon the achievement of certain levels of sales. Under ASC Topic 606, the Company recognizes royalty revenue and sales-related milestone payments, when applicable, at the later of (1) the time that the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).
On February 5, 2019, the Company entered into a license agreement with Recordati for the commercialization of JUXTAPID in Japan. Refer to Note 4, License Agreement, for further discussion and the revenue recognition related to this transaction.

4. License Agreement
On February 5, 2019 (“Transaction Effective Date”), the Company entered into a license agreement (“License Agreement”) with Recordati for the commercialization of JUXTAPID in Japan. Under the terms of the License Agreement, and subject to the conditions set forth therein, the Company granted to Recordati an exclusive license in Japan, for the current marketed indication for HoFH. During the term of the License Agreement, Recordati also has an exclusive right of first negotiation to any new indications for JUXTAPID in Japan that may be developed by the Company and the right to grant sub-licenses and to manufacture and commercialize JUXTAPID, under specific circumstances.
Pursuant to the terms of the License Agreement, and subject to the conditions set forth therein, Recordati is required to make the following payments to the Company: (i) $25.0 million as a one-time upfront payment on the Transaction Effective Date (which was paid in the first quarter of 2019), (ii) $5.0 million as a one-time payment within 45 days following the date on which the Japan marketing authorization for JUXTAPID was transferred to Recordati (“Completion Date”), which was paid in the second quarter of 2019, (iii) quarterly royalty payments, during the term of the License Agreement, equal to 22.5% of all net sales of JUXTAPID in Japan, and (iv) 20% of all other sublicense revenues received by Recordati or any of its affiliates.
In addition, pursuant to the terms of the License Agreement, the Company may receive from Recordati commercial milestone payments (up to a total of $80.0 million) for net sales in Japan, conditioned and based upon the achievement of certain net sales levels in Japan, the first $12.5 million installment of which becomes payable at the end of the first quarter in which cumulative net sales in Japan reach $70.0 million, and which are payable in incremental installments thereafter at the end of each quarter in which cumulative net sales in Japan increase by $70.0 million (in incremental payments of $12.5 million until cumulative net sales reach $280.0 million and then in incremental installments of $5.0 million for each incremental $70.0 million of revenues until cumulative net sales reach $700.0 million).
Further, pursuant to the Company’s current license agreement with The Trustees of the University of Pennsylvania (“UPenn”), UPenn received 15% of the $25 million upfront payment and 15% of the marketing authorization transfer milestone in the second half of 2019. Additionally, UPenn is entitled to receive 15% of any subsequent sales milestone payments received from Recordati and 25% of royalty payments received by the Company from Recordati under the License Agreement.
The Company and Recordati have also entered into a customary supply agreement under which the Company will supply JUXTAPID to Recordati (or its affiliate) at cost plus an agreed upon markup for an initial term of two years with automatic renewal for successive two year terms, and a customary transitional services agreement under which the Company performed certain commercialization and administrative services on Recordati’s behalf until the Completion Date (during which time, in lieu of paying royalties and cost-plus supply and transitional services during this period, the Company retained 40% of the net sales of JUXTAPID in Japan and remitted the remaining 60% of net sales to Recordati) and certain other customary transitional services (if so requested by Recordati) at mutually agreed hourly rates for a term not to exceed six months from the Completion Date.
The Company and Recordati have made customary representations and warranties and have agreed to certain other customary covenants, including confidentiality, limitation of liability and indemnity provisions. The initial term of the License Agreement continues until the latest of: (i) expiration of the last valid claim of the licensed patents covering JUXTAPID in Japan, (ii) expiration of data or regulatory exclusivity in relation to JUXTAPID in Japan or (c) ten years from the Completion Date. Thereafter the term of the License Agreement will automatically renew for a single five-year term, and then thereafter for successive five-year terms unless either party provides written notice at least 18 months prior to the end of the then current renewal term. Either party may terminate the License Agreement for cause if the other party materially breaches or defaults in the performance of its obligations, and, if curable, such material breach remains uncured for 90 days (15 days for non-payment).
At the date of agreement inception, three performance obligations, consisting of (1) the license (inclusive of the Japan marketing authorization for JUXTAPID and other related intellectual property), (2) the JUXTAPID supply on hand at the Completion Date, and (3) the supply of JUXTAPID to Recordati, were identified. Revenue for each of the performance obligations will be recognized at a point in time, as further discussed below:
•
License: The consideration for the license performance obligation consists of the $30.0 million in one-time, fixed payments as well as a reduction related to the 60% of net sales benefit to Recordati during the transition period, from the Transaction Effective Date through the Completion Date (“the

Transition Period”). Revenue allocated to the license was recognized at the delivery of the Japan marketing authorization for JUXTAPID in May 2019, and was reduced by the 60% of net sales benefit to Recordati as Recordati did not transfer a distinct good or service to the Company during the Transition Period. During the second quarter of 2019, total of $30.0 million was recognized as licensing revenue upon the Japan marketing authorization for JUXTAPID delivered to Recordati, and such revenue was reduced by $1.5 million, which represented the 60% of net sales benefit owed to Recordati for the six months ended June 30, 2019.
•
JUXTAPID supply on hand at the Completion Date: The consideration for JUXTAPID supply on hand at the Completion Date, pursuant to the transitional services agreement, was variable consideration dependent on the inventory on hand at the Completion Date multiplied by the cost plus markup. Revenue allocated to the JUXTAPID supply on hand at the Completion Date will be recognized when such supply is made available to Recordati at the manufacturing facility engaged by the Company. During the six months ended June 30, 2019, the Company earned $1.4 million of revenue from Recordati for the sales of JUXTAPID supply on hand at the Completion Date.

•
Supply of JUXTAPID to Recordati: The consideration for the supply of JUXTAPID to Recordati will be variable consideration dependent on the inventory ordered pursuant to the supply agreement multiplied by the cost plus markup. Revenue allocated to the JUXTAPID supply will be recognized when such supply is made available to Recordati at the manufacturing facility engaged by the Company. During the six months ended June 30, 2019, there was no such supply sales made to Recordati.

Additionally, in accordance with the License Agreement, the Company has earned royalty revenue equal to 22.5% of all net sales of JUXTAPID in Japan. The Company recognizes royalty revenue at the later of (1) the time that the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). During the six months ended June 30, 2019, the Company earned $0.7 million of royalty revenue from Recordati.
5. Inventories
The components of inventories are as follows:
	June 30, 2019	December 31, 2018
	(in thousands)
Work-in-process	$26,727	$26,676
Finished goods	25,065	22,271
Total	51,792	48,947
Less: Inventories - current	(13,486)	(12,745)
Inventories - non-current	$38,306	$36,202
Non-current inventories primarily consist of the active pharmaceutical ingredients which do not expire. Additionally, a portion of finished goods is classified as non-current as of June 30, 2019 and December 31, 2018 based on forecasted consumption exceeding one year. There was no charge for excess or obsolete inventory during the six months ended June 30, 2019 and an immaterial charge for excess or obsolete inventory in the Consolidated Statement of Operations during the six months ended June 30, 2018.
6. Intangible Assets
The intangible assets are amortized over their estimated useful lives, which are the remaining patent lives of approximately 7 - 9 years, and reviewed for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. During the six months ended June 30, 2019 and 2018, there were no impairment charges recorded. Additionally, the Company reviewed the useful lives of the intangibles as of June 30, 2019 and believes the useful lives are still reasonable.

Intangible asset balances as of June 30, 2019 and December 31, 2018 are as follows:
	June 30, 2019
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Developed technology - metreleptin	$210,158	$(54,664)	$155,494
Developed technology - lomitapide	42,300	(10,165)	32,135
Total intangible assets	$252,458	$(64,829)	$187,629
	December 31, 2018
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Developed technology - metreleptin	$210,158	$(44,084)	$166,074
Developed technology - lomitapide	42,300	(8,198)	34,102
Total intangible assets	$252,458	$(52,282)	$200,176
Amortization expense was $12.5 million for each of the six months ended June 30, 2019 and 2018.
As of June 30, 2019, the estimated amortization expense related to intangibles for future periods is as follows:
Amount
Years Ending December 31,	(in thousands)
2019 (remaining 6 months)	$12,549
2020	25,095
2021	25,095
2022	25,095
2023	25,095
Thereafter	74,700
Total intangible assets subject to amortization	$187,629
7. Accrued Liabilities
Accrued liabilities consist of the following:
	June 30, 2019	December 31, 2018
	(in thousands)
Accrued employee compensation and related costs	$2,110	$2,108
Accrued professional fees	3,838	592
Accrued allowances: government rebates	17,077	19,637
Accrued royalties	9,950	5,112
Other accrued liabilities	16,774	14,907
Total	$49,749	$42,356
8. Leases
The Company leases office space in the U.S. and foreign countries for its operational offices. The Company’s U.S. operational office, which was located in Cambridge, Massachusetts, expired April 30, 2019. In April 2019, the Company entered two 12-month term leases for its U.S. operational offices, one located in Cambridge, Massachusetts, and one located in Boston, Massachusetts. The aggregate lease payment amounts for these two leases over the lease term are approximately $0.4 million. The international lease agreements expire at various dates through the year 2025. In addition, the Company leases certain office facilities, office equipment as well as vehicles on behalf of certain employees in the European regions.

As of June 30, 2019, the right-of-use assets associated with the Company’s operating leases were $1.1 million, which were recorded in other non-current assets as reflected on the Company’s Consolidated Balance Sheet. The corresponding lease liabilities for the operating leases were $1.1 million as of June 30, 2019, of which $0.4 million represents as short-term lease liability and $0.7 million represents as long-term lease liability, and they were recorded in accrued liabilities and other non-current liabilities, respectively, as reflected on the Company’s Consolidated Balance Sheet as of June 30, 2019. The right-of-use assets represent the Company’s right to use an underlying asset during the lease term and the related lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Both the right-of-use assets and the corresponding liabilities are recognized at the commencement date of the lease based upon the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, when determining the lease liabilities, the Company estimated the incremental borrowing rate based on the interest rate from the Bridge Loans entered in November 2018. The discount rate is calculated as the midpoint between the incremental borrowing rate and the implied yields available from U.S. Treasury securities equal to the original lease term.
The Company’s lease agreements generally do not contain purchase options. Certain leases have renewal options that can be exercised at the discretion of the Company, and the Company only includes renewal option in the lease term when it is reasonably certain to exercise such option.
As of June 30, 2019, the weighted average remaining lease term on the Company’s existing leases was 3.3 years, and the weighted average discount rate used to calculate the lease liabilities was 6.7%. The non-cash lease expense for the Company’s leases totaled $0.9 million for the six months ended June 30, 2019.
The following table summarizes the components of the lease expenses for the six months ended June 30, 2019. The variable lease expenses generally include common area maintenance, rent adjustment based on index and real estate taxes. All the lease expenses are recorded as operating expenses in the Consolidated Statement of Operations as of June 30, 2019. Cash paid for amounts included in the measurement of the operating lease liabilities for the six months ended June 30, 2019 was $0.9 million.
Six Months Ended June 30, 2019
(in thousands)
Operating lease expense	$931
Variable lease expense	20
Short-term lease expense	92
Total lease expense	$1,043
As of June 30, 2019, the estimated minimum lease payments for the next five years and thereafter is as follows:
Amount
Year Ending December 31,	(in thousands)
2019 (remaining 6 months)	$245
2020	451
2021	211
2022	138
2023	98
Thereafter	41
Total lease payments	1,184
Less: Present value adjustment using incremental borrowing rate	122
Present value of operating lease liabilities	$1,062

As of December 31, 2018, prior to the adoption of ASU 2016-02, the estimated minimum lease payments for the next five years and thereafter is as follows:
Amount
Years Ending December 31,	(in thousands)
2019	$1,246
2020	432
2021	190
2022	134
2023	97
Thereafter	41
Total	$2,140
9. Loan Facilities
As a result of Aegerion’s bankruptcy filing in May 2019, the outstanding balance of the loan facilities, including the New Money Loans, Roll Up Loans and the Novelion Loan, were classified as liabilities subject to compromise as of June 30, 2019. Refer to Note 2, Bankruptcy, for further discussion and Note 15, Subsequent Events, for discussion related to the treatment of the loan facilities upon Aegerion’s emergence from bankruptcy in September 2019.
Short-term debt, exclusive of convertible notes, consists of the following as of June 30, 2019 and December 31, 2018:
	June 30, 2019
	New Money Loans	Roll Up Loans	Novelion Loan	Total
	(in thousands)
Short-term principal and commitment fee	$51,000	$22,500	37,264	$110,764
Exit fee payable	1,500	—	—	1,500
Accrued unpaid interest	2,967	242	1,182	4,391
Repayment of short-term principal, including exit fee	(2,996)	—	(2,106)	(5,102)
Total short-term debt	$52,471	$22,742	$36,340	$111,553
	December 31, 2018
	New Money Loans	Roll Up Loans	Novelion Loan	Total
	(in thousands)
Short-term principal and commitment fee	$51,000	$22,500	$37,777	$111,277
Exit fee payable	1,500	—	—	1,500
Accrued unpaid interest	826	66	2,987	3,879
Unamortized debt issuance costs	(1,054)	—	—	(1,054)
Debt discount	(1,161)	—	—	(1,161)
Repayment of principal	—	—	(3,500)	(3,500)
Total short-term debt	$51,111	$22,566	$37,264	$110,941
Bridge Loans
On November 8, 2018, Aegerion entered into a bridge credit agreement (“Bridge Credit Agreement”) with certain funds managed by Highbridge, and Athyrium, as lenders (“Bridge Lenders”), and Cantor Fitzgerald Securities, as agent (“Bridge Agent”), under which Aegerion borrowed from the Bridge Lenders secured first lien term loans in cash in an original aggregate principal amount of $50.0 million (“New Money Loans”) and $22.5 million of secured term loans that were funded, on behalf of Aegerion, to repurchase and retire an equal amount of Convertible Notes, at par, held by certain funds managed by the Bridge Lenders (“Roll Up Loans”). The Roll Up Loans and the New Money Loans comprise the Bridge Loans referenced above.

The Bridge Loans mature on the earliest to occur of (i) certain restructuring or bankruptcy events, (ii) June 30, 2019, and (iii) the acceleration after occurrence of an event of default. Refer to Note 15, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Bridge Loans. In January 2019, the maturity date of the Bridge Loans was extended to June 30, 2019, upon the exercise of Aegerion’s option and the satisfaction by Aegerion of the conditions stated in the Bridge Credit Agreement. In connection with the extension of the maturity date, Aegerion repaid $3.0 million of New Money Loans principal, including exit fee, and paid an extension fee in the amount of $1.5 million to the Bridge Lenders.
The New Money Loans accrue interest at the rate of 11.00% per annum and the Roll Up Loans accrue interest at the rate of 2.00% per annum. Following an event of default and so long as an event of default is continuing, the interest rate on each of the New Money Loans and the Roll Up Loans would increase by 2.00% per annum. Interest on the New Money Loans and the Roll Up Loans accrue and compound quarterly in arrears and will not be payable in cash until the maturity date or any earlier time that the Bridge Loans become due and payable under the Bridge Credit Agreement. Aegerion incurred a commitment fee equal to 2.00% of the New Money Loans, which will be paid in kind and is included in the outstanding principal amount of the New Money Loans. The New Money Loans may be prepaid, in whole or in part, by Aegerion at any time subject to payment of an exit fee (including at maturity) equal to 3.00% of the commitments with respect to New Money Loans.
Aegerion’s obligations under the Bridge Credit Agreement are guaranteed by each domestic subsidiary of Aegerion other than Aegerion Securities Corporation, a Massachusetts corporation (“Guarantors”), and secured by a lien on substantially all of the assets of Aegerion and the Guarantors, including a pledge of 65% of Aegerion’s and the Guarantors’ first-tier foreign subsidiaries’ equity interests and substantially all of the intellectual property and related rights in respect of MYALEPT and JUXTAPID, subject to certain contractual limitations and exclusions set forth in the Bridge Credit Agreement and related documentation. The liens on the assets of Aegerion and the Guarantors granted to secure Aegerion’s obligations to the Bridge Lenders with respect to New Money Loans are senior to the liens granted to secure Aegerion’s obligations to Novelion with respect to the Novelion Loan. The liens on the assets of Aegerion and the Guarantors granted to secure Aegerion’s obligations to the Bridge Lenders with respect to Roll Up Loans are junior to the liens granted to secure Aegerion’s obligations to Novelion with respect to the Novelion Loan.
The Bridge Credit Agreement includes affirmative and negative covenants binding on Aegerion and its subsidiaries, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments and restricted payments, in each case, subject to certain exceptions set forth in the Bridge Credit Agreement. The Bridge Credit Agreement also includes customary events of default for a transaction of this type, and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Aegerion, including the Convertible Notes or the Novelion Loan, and (ii) Novelion or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the Bridge Lenders may declare all of the outstanding Bridge Loans and other obligations under the Bridge Credit Agreement to be immediately due and payable and exercise all rights and remedies available to the Bridge Lenders under the Bridge Credit Agreement and related documentation. Refer to Note 15, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Bridge Loans.
Pursuant to the terms of the Bridge Credit Agreement and after taking into account amounts payable to UPenn, as discussed in Note 4, License Agreement, Aegerion retained $15.0 million of the remaining upfront payment, of which $12.0 million is to be used in accordance with a proceeds reinvestment budget (which primarily relates to the development activities related to MYALEPT as a potential treatment for PL in the U.S.), and the balance is to be used in accordance with a general budget of Aegerion, in each case, subject to certain restrictions. Forty-two percent of the remaining net cash proceeds (less amounts owed to UPenn and amounts paid as transaction costs) was paid to Novelion to repay a portion of the outstanding Novelion Loan comprising the portion of the loan that the Bridge Lenders agreed not be contested and 58% was paid to the Bridge Lenders to repay a portion of the outstanding Bridge Loans.
In connection with the Amended and Restated Novelion Loan Agreement (defined below) and the Bridge Credit Agreement, Aegerion was required to enter into separate deposit account control agreements with each of the lenders in order to perfect each lender’s security interest in the cash collateral in Aegerion’s operating account. In the event of a default under either loan agreement, subject to the terms of the subordination agreement with the Bridge Lenders and Bridge Agent (“Bridge Intercreditor Agreement”), the respective lender would have the right to take control of the operating account and restrict Aegerion’s access to the operating account and the funds therein.

In addition to the repurchase and cancellation of certain Convertible Notes with the proceeds of the Roll Up Loans, Aegerion used proceeds of the New Money Loans to repay, at par, (a) the amounts outstanding under the Shareholder Term Loan Agreement described below, in an aggregate principal amount of approximately $21.2 million, and (b) principal prepayments of the Novelion Loan in an amount of $3.5 million, in 2018.
Shareholder Term Loan Agreement
On March 15, 2018, Aegerion entered into a loan and security agreement with affiliates of Broadfin Capital, LLC and Sarissa Capital Management LP (“Shareholder Term Loan Agreement”), pursuant to which the lenders made a single-draw term loan to Aegerion in an aggregate amount of $20.0 million (“Shareholder Term Loans”), and secured by substantially all of Aegerion’s assets. The lenders or their affiliates were Novelion’s shareholders given their investments in Novelion’s common shares, and two members of Novelion’s Board of Directors at that time were affiliates of the lenders.
The Company accrued unpaid interest and recorded amortization of debt issuance costs, which was recognized as interest expense, in the Consolidated Statement of Operations during the six months ended June 30, 2018.
The Company determined that the acceleration of the maturity date upon the occurrence of a Convertible Notes restructuring was an embedded derivative, which required bifurcation and was separately ascribed with a fair value. The fair value of the embedded derivative liability on the Shareholder Term Loans issuance date was calculated by determining the fair value of the Shareholder Term Loans with and without the acceleration of the maturity date upon an occurrence of a Convertible Notes restructuring, using the same methodology and inputs in determining the fair value of the Shareholder Term Loans. The difference between the two fair values was determined to be the fair value of the embedded derivative liability. Accordingly, the Company initially recorded a derivative liability of $0.9 million as a reduction to debt payable, and the derivative liability was revalued on each reporting date, prior to the repayment of the Shareholder Term Loans in November 2018.
In connection with the entry into the Bridge Loans in November 2018, as discussed above, the Shareholder Term Loans were paid in full in 2018. At the time of repayment, the outstanding principal of the Shareholder Term Loans totaled approximately $21.2 million, including paid in kind interest that had been added to the principal of the Shareholder Term Loans. There were no other penalties associated with the repayments.
Novelion Loan
On June 14, 2016, Novelion and Aegerion entered into a term loan agreement, in which Novelion agreed to make term loans, from time to time, in an aggregate principal amount not to exceed (i) $3.0 million in any calendar month and (ii) $15.0 million in the aggregate, excluding any paid in kind interest that has been capitalized. Interest was accrued at 8% and would be paid in kind and added to the outstanding principal amount of the term loan.
In connection with the entry into the Shareholder Term Loan Agreement, on March 15, 2018 Aegerion and Novelion entered into an amended and restated senior secured term loan agreement, which has a maturity date of July 1, 2019 (“Amended and Restated Novelion Loan Agreement”), which amends and restates the secured loan facility between Aegerion and Novelion that was first entered into in connection with the Novelion Loan prior to the acquisition of Aegerion. As of June 30, 2019, the principal amount outstanding under the Novelion Loan was approximately $36.3 million, which includes $1.2 million of accrued unpaid interest for the six months ended June 30, 2019. During the first quarter of 2019, Aegerion used the net cash proceeds from the upfront payment received from Recordati, as discussed in Note 4, License Agreement, to repay $2.1 million of the outstanding Novelion loan.
In connection with, and as a condition to, Aegerion’s entering into the Bridge Credit Agreement, Novelion, as lender under the existing Amended and Restated Novelion Loan Agreement consented to Aegerion’s incurrence of the Bridge Loans and the repayment of the Shareholder Term Loans, and amended the Amended and Restated Novelion Loan Agreement (“Consent and Amendment”). Novelion also agreed to subordinate the Novelion Loan to the New Money Loans pursuant to a subordination agreement with the Bridge Lenders and Bridge Agent (“Bridge Intercreditor Agreement”). Under the terms of the Bridge Intercreditor Agreement, the New Money Loans and the liens securing the New Money Loans are senior to the liens securing the Novelion Loan. The Novelion Loan is not subordinated to the Roll Up Loans; however, under the terms of the Bridge Intercreditor Agreement, the liens securing the Roll Up Loans rank junior to the liens securing the Novelion Loan. Refer to Note 15, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Novelion Loan.

10. Convertible Notes, net
The Convertible Notes are senior unsecured obligations of Aegerion and bear interest at a rate of 2.0% per year, payable semi-annually in arrears on February 15 and August 15, and had an effective interest rate of 16.42%, established as of the consummation of Novelion’s acquisition of Aegerion until the effective interest rate became 17.56% as a result of the retirement of a portion of the Convertible Notes in November 2018, as discussed in Note 9, Loan Facilities. The Convertible Notes matured on August 15, 2019, unless earlier repurchased, converted or renegotiated. Refer to Note 15, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Convertible Notes.
The outstanding Convertible Notes balances as of June 30, 2019 and December 31, 2018 was $296.7 million and $274.8 million, respectively. As permitted in Aegerion’s First Amended Joint Chapter 11 Plan (the “Plan”), which was filed with the Bankruptcy Court on July 2, 2019, the Convertible Noteholders were entitled to vote on the Plan by August 15, 2019. As discussed in Note 15, Subsequent Events, the Bankruptcy Court entered an order confirming the Plan in September 2019. Based on that, the Company did not have sufficient information available to reasonably estimate the amount of the allowed claim for the Convertible Notes as of June 30, 2019. Accordingly, the Company did not adjust the net carrying amount of the Convertible Notes to the amount of the allowed claim as of June 30, 2019.
The following table sets forth total interest expense recognized related to the Convertible Notes during the six months ended June 30, 2019 and 2018:
	Six Months Ended June 30,
	2019	2018
	(in thousands)
Contractual interest expense	$3,025	$3,250
Amortization of debt discount	21,897	18,605
Total	$24,922	$21,855
Subsequent to June 30, 2019, the future minimum payments under the Convertible Notes are as follows, and they were originally due on August 15, 2019 as governed by the terms. Refer to Note 15, Subsequent Events, for further discussion related to Aegerion’s bankruptcy filing in May 2019 and the related impact to the Convertible Notes.
Amount
(in thousands)
Principal	$302,498
Interest	3,025
Total	$305,523
11. Related Party Transactions
The Company has the following related party transactions with Novelion:
Novelion Loan
As described in Note 9, Loan Facilities, in June 2016, the Company entered into a term loan agreement with Novelion, which was amended and restated from time to time. As of June 30, 2019 and December 31, 2018, the principal amount outstanding under the Novelion Loan was approximately $36.3 million and $37.3 million, respectively which included accrued unpaid interest of $1.2 million and $3.0 million, respectively.
Shared Service Agreement
Aegerion entered into a shared service agreement with Novelion. As part of the agreement, Novelion provides executive, business development and administrative service to Aegerion. Aegerion provides back office type services such as finance and human resources to Novelion. Each party is compensated for their services rendered with a reimbursement of costs plus a margin on a quarterly basis. As part of the shared service agreement,

Aegerion recognized $0.8 million and $1.9 million of related party income and incurred $1.2 million and $2.5 million of related party expense for the six months ended June 30, 2019 and 2018, respectively. As of June 30, 2019 and December 31, 2018, the net payables due to Novelion was $9.0 million and $11.0 million, respectively.
12. Enterprise-wide information
Net Revenues
The following table summarizes total net revenues from external customers by product and by geographic region, based on the location of the customer, for the six months ended June 30, 2019 and 2018.
	Six Months Ended June 30, 2019
	U.S.	Japan	Germany	Brazil	Other Foreign Countries	Total
	(in thousands)
Metreleptin	$24,891	$62	$5,191	$—	$8,771	$38,915
Lomitapide	18,710	32,642	79	—	5,511	56,942
Total	$43,601	$32,704	$5,270	$—	$14,282	$95,857
	Six Months Ended June 30, 2018
	U.S.	Japan	Germany	Brazil	Other Foreign Countries	Total
	(in thousands)
Metreleptin	$22,248	$48	$787	$1,170	$5,498	$29,751
Lomitapide	19,100	4,803	—	—	5,734	29,637
Total	$41,348	$4,851	$787	$1,170	$11,232	$59,388
Net revenues generated from customers outside of the U.S., Japan, Germany and Brazil, as listed in the column “Other Foreign Countries,” were primarily derived from Colombia and France during the six months ended June 30, 2019 and from Colombia during the six months ended June 30, 2018.
Significant Customers
For the six months ended June 30, 2019, two customers accounted for 76% of the Company’s net revenues and one of them accounted for 47% of its June 30, 2019 accounts receivable balance. For the six months ended June 30, 2018, one customer accounted for 70% of Aegerion’s net revenues and 51% of its June 30, 2018 accounts receivable balance.
Long-lived Assets
The Company’s long-lived assets are primarily comprised of intangible assets and property and equipment. As of June 30, 2019 and December 31, 2018, 64% and 65% of the intangible assets were attributable to Aegerion’s U.S. business, with the remaining intangible assets attributable to its European holding company, respectively.
As of June 30, 2019 and December 31, 2018, 57% and 75%, respectively, of Aegerion’s property and equipment resided in its U.S. subsidiaries, with the remaining assets residing in the foreign subsidiaries.
13. Commitments and Contingencies
The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Company’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company’s loss contingency accrual would be recorded in the period in which such determination is made.

DOJ/SEC Investigations
In late 2013, Aegerion received a subpoena from the DOJ, represented by the U.S. Attorney’s Office in Boston, requesting documents regarding its marketing and sale of JUXTAPID in the U.S., as well as related public disclosures (“DOJ investigation”). In late 2014, Aegerion received a subpoena from the SEC requesting certain information related to Aegerion’s sales activities and disclosures related to JUXTAPID. The SEC also requested documents and information on a number of other topics, including documents related to the investigations by government authorities in Brazil into whether Aegerion’s activities in Brazil violated Brazilian anti-corruption laws, and whether Aegerion’s activities in Brazil violated the Foreign Corrupt Practices Act (“FCPA”). As a result of the SEC’s investigation, Aegerion consented to the entry of a final judgment, on September 25, 2017, in connection with a complaint filed by the SEC without admitting or denying the allegations set forth in the complaint (“SEC Judgment”). The complaint alleged negligent violations of Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, related to certain statements made by Aegerion in 2013 regarding the conversion rate for JUXTAPID prescriptions.
The SEC Judgment, which was approved by a U.S. District Court judge on September 25, 2017, provides that Aegerion must pay a civil penalty in the amount of $4.1 million, to be paid in installments over three years, plus interest on any unpaid balance at a rate of 1.75% per annum. As of June 30, 2019, $0.9 million remains due as a current liability, and $0.2 million remains due as a non-current liability. Aegerion’s payment of this civil penalty is subject to acceleration in the event of certain change of control transactions or certain transfers of Aegerion’s rights in MYALEPT or JUXTAPID. Aegerion’s payment schedule is also subject to acceleration in the event that Aegerion fails to satisfy its payment obligations under the SEC Judgment.
In connection with the DOJ investigation, Aegerion entered into a Plea Agreement, a Deferred Prosecution Agreement (“DPA”), a Civil Settlement, certain State Settlement Agreements and a Consent Decree of Permanent Injunction (“FDA Consent Decree”). Under the Court-approved DOJ Plea Agreement, Aegerion pled guilty to two misdemeanor misbranding violations of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and on January 30, 2018, a U.S. District Court Judge sentenced Aegerion.
The Court did not impose a criminal fine and instead ordered Aegerion to pay restitution, in the amount of $7.2 million payable over three years, plus interest on any unpaid balance at a rate of 1.75% per annum, into a fund managed by an independent claims administrator. As of June 30, 2019, $1.9 million remains due as a current liability, and $1.4 million remains due as a non-current liability. As contemplated by the Plea Agreement, Aegerion was further sentenced to a three-year term of probation. Among the terms of probation, Aegerion must (i) comply with federal, state and local laws, (ii) notify its probation officer of any prosecution, major civil litigation or administrative proceeding, (iii) seek permission of its probation officer prior to selling, assigning or transferring assets, (iv) notify its probation officer of any material change in its economic circumstances, (v) forbear from disparaging the factual basis of Aegerion’s plea or denying that Aegerion itself is guilty, and (vi) comply with the DPA and Corporate Integrity Agreement (“CIA”) (and submit certain reports prepared thereunder to its probation officer). Under the terms of the DPA, Aegerion admitted it engaged in conduct that constituted a conspiracy to violate the Health Insurance Portability and Accountability Act (“HIPAA”). The DPA provides that Aegerion must continue to cooperate fully with the DOJ concerning its investigation into other individuals or entities. The DPA provides that Aegerion must maintain a robust compliance and ethics program that includes significant certification, training, monitoring and other requirements. Aegerion, as well as Novelion’s Board of Directors (or a designated committee thereof), must also conduct regular reviews of its compliance and ethics program, provide certifications to the DOJ that the program is believed to be effective and notify the DOJ of any probable violations of HIPAA. In the event Aegerion breaches the DPA, there is a risk the government would seek to impose remedies provided for in the DPA, including instituting criminal prosecution against Aegerion and/or seeking to impose stipulated penalties against Aegerion. The DPA is subject to supervision by a U.S. District Court judge.
Aegerion also entered into the DOJ Civil Settlement Agreement to resolve allegations by the DOJ that false claims for JUXTAPID were submitted to governmental healthcare programs. The DOJ Civil Settlement Agreement requires Aegerion to pay a civil settlement in the amount of $28.8 million, which includes up to $2.7 million designated for certain U.S. states relating to Medicaid expenditures for JUXTAPID, to be paid in installments over three years. As of June 30, 2019, $11.3 million remains due as a current liability, and $10.3 million remains due as a non-current liability. Aegerion’s payment of this civil settlement amount is subject to acceleration in the event of certain change of control transactions or certain transfers of Aegerion’s rights in MYALEPT or JUXTAPID. In the event that Aegerion fails to satisfy its obligations under the DOJ Civil Settlement Agreement, Aegerion could be subject to additional penalties or litigation.
Aegerion also agreed to enter into the State Settlement Agreements to resolve claims under state law analogues to the federal False Claims Act. The terms of the State Settlement Agreements are substantially similar to those set forth in the DOJ Civil Settlement Agreement. As noted above, participating states will receive up to $2.7 million in the aggregate from the $28.8 million amount to be paid pursuant to the DOJ Civil Settlement Agreement.
Aegerion also agreed to the FDA Consent Decree with the DOJ and the FDA to resolve a separate civil complaint alleging that Aegerion violated the FDCA by failing to comply with the JUXTAPID REMS program and the requirement to provide adequate directions for all of the uses for which it distributed JUXTAPID. The FDA Consent Decree requires Aegerion, among other things, to comply with the JUXTAPID REMS program; retain a qualified independent auditor to conduct annual audits of its compliance with the JUXTAPID REMS program; and remediate any noncompliance identified by the auditor within specified timeframes. In the event Aegerion fails to comply with the JUXTAPID REMS program or any other provisions of the FDA Consent Decree, Aegerion could be subject to additional administrative remedies, civil or criminal penalties and/or stipulated damages. Aegerion is required to notify the FDA in advance of certain changes in control, or changes in its business that may affect its operations, assets, rights or liabilities in the United States. On March 20, 2019, the Court entered the FDA Consent Decree.
Separately, Aegerion entered into a CIA with the Department of Human Services Office of the Inspector General (“OIG”). The CIA requires Aegerion, among other things, to maintain a compliance program with significant requirements relating to, among other things, training, monitoring, annual risk assessment and mitigation processes, independent review of Aegerion’s compliance and other activities, a disclosure program and an executive financial recoupment program. Under the CIA, Aegerion, as well as the Board of Directors of the Company (or a designated committee thereof), must also conduct regular reviews of Aegerion’s compliance program and provide an annual resolution or certification to OIG that the program is believed to be effective. Additionally, Aegerion has certain certification and reporting obligations under the CIA. In the event Aegerion breaches the CIA, there is a risk the government would seek to impose remedies provided for in the CIA, including seeking to impose stipulated penalties against Aegerion and/or seeking to exclude Aegerion from participation in federal healthcare programs.
Investigations in Brazil
Federal prosecutors in Brazil are conducting an investigation to determine whether there have been violations of Brazilian laws related to the sales of JUXTAPID in Brazil. In July 2016, the Ethics Council of Interfarma fined Aegerion’s subsidiary in Brazil (“Aegerion Brazil”) approximately $0.5 million for violations to its Code of Conduct, to which Aegerion Brazil is bound due to its affiliation with Interfarma. Also, the Board of Directors of Interfarma imposed an additional penalty of suspension of Aegerion Brazil’s membership, without suspension of Aegerion Brazil’s membership contribution, for a period of 180 days for Aegerion Brazil to demonstrate the implementation of effective measures to cease alleged irregular conduct, or exclusion of the Company’s membership in Interfarma if such measures are not implemented. Aegerion Brazil paid the fine of approximately $0.5 million during the third quarter of 2016. In March 2017, after the suspension period ended, Interfarma’s Board of Directors decided to reintegrate Aegerion Brazil, enabling it to participate regularly in Interfarma activities, subject to meeting certain obligations. In April 2019, the Board of Directors of Interfarma agreed that Aegerion Brazil has successfully met all of the requirements imposed by the association, and the investigation was closed.
Also, in July 2016, Aegerion Brazil received an inquiry from a Public Prosecutor Office of the Brazilian State of Paraná asking it to respond to questions related to media coverage regarding JUXTAPID and its relationship with a patient association to which Aegerion made donations for patient support. This preliminary inquiry was later reclassified as a civil inquiry, which is a preliminary procedure by the Public Prosecutor’s Office that aims to verify if there are enough elements for it to file a formal lawsuit or to dismiss the inquiry. In March 2018, the Paraná State Public Prosecutor’s Office sent the civil inquiry to the Federal Public Prosecutor’s Office, after deciding that the potential case should be subject to federal jurisdiction. The Federal Public Prosecutor dismissed the case in January 2019.

In June 2017, the Federal Public Prosecutor of the City of São José dos Campos, State of São Paulo, in connection with its criminal investigation into former employees of Aegerion Brazil, requested that a Brazilian federal court provide federal investigators with access to the bank records of certain individuals and entities, including Aegerion Brazil, certain former Aegerion Brazil employees, a Brazilian patient association, and certain Brazilian physicians. The Federal Trial Court Judge issued a decision on July 12, 2018 authorizing the access to the banking records on the terms that the Federal Public Prosecutor of the City of São José dos Campos had requested. On July 16, 2018, Aegerion Brazil filed an appeal of the decision that authorized the breach of the banking secrecy, which was denied by the Federal Court Judge. The Public Prosecutor in São José dos Campos continues to gather information in connection with this investigation. At this time, the Company does not know whether the inquiry of the Public Prosecutor in São José dos Campos will result in the commencement of any formal proceeding against Aegerion, but if Aegerion’s activities in Brazil are found to violate any laws or governmental regulations, Aegerion may be subject to significant civil lawsuits to be filed by the Public Prosecution office, and administrative penalties imposed by Brazilian regulatory authorities and additional damages and fines. Under certain circumstances, Aegerion could be barred from further sales to federal and/or state governments in Brazil, including sales of JUXTAPID and/or MYALEPT, due to penalties imposed by Brazilian regulatory authorities or through civil actions initiated by federal or state public prosecutors. Additionally, the SEC conducted inquiries with Aegerion concerning the investigations by Brazilian authorities, and in July 2019, the SEC concluded the investigation and no enforcement action was made against Aegerion. As of June 30, 2019, the Company cannot determine if a loss is probable as a result of the investigations and inquiry in Brazil and whether the outcome will have a material adverse effect on the Company’s business and, as a result, no amounts have been recorded for a loss contingency.
Qui Tam Litigation
In March 2014, an amended qui tam complaint was filed under seal in the District of Massachusetts against Aegerion, two former executive officers and a former employee. On September 22, 2017, the U.S. filed a notice of intervention as to Aegerion. On September 27, 2017, the qui tam relators filed a second amended complaint naming additional parties, including a former board member, former executives, and former employees of Aegerion, as well as other third parties. The second amended complaint noted that the relators would file a joint stipulation of dismissal with respect to Aegerion upon the completion of certain conditions set forth in the Civil Settlement Agreement. On October 27, 2017, the court granted Aegerion and relators’ joint motion to stay proceedings until sentencing in the criminal matter is complete. On February 20, 2018, Aegerion was dismissed from the qui tam lawsuit. On June 5, 2018, two of the remaining defendants were dismissed from the lawsuit and on June 19, 2018, the remaining individual defendants filed a motion to dismiss the qui tam lawsuit. On March 31, 2019, the Court granted the Motion to Dismiss with respect to one defendant, and denied the motion with respect to the other remaining defendants. On April 17, 2019, the remaining defendants filed a motion to dismiss for lack of jurisdiction. Although Aegerion is not a party to the lawsuit, it could be liable for certain defense costs and damages for defendants remaining in the lawsuit. Although the Company does not believe the outcome of the lawsuit will have a material adverse effect on the Company, the Company cannot determine if a loss is probable as a result of the lawsuit and, as a result, no amounts have been recorded for a loss contingency.
14. Condensed Combined Debtor-in-Possession Financial Information
The financial statements below represent the unaudited condensed combined financial statements of the Debtors. As of and for the six months ended June 30, 2019, the results of the Non-Filing Entities are not included in these unaudited condensed combined financial statements. Intercompany transactions among the Debtors have been eliminated in the financial statements contained herein. Intercompany transactions among the Debtors and the Non-Filing Entities have not been eliminated in the Debtors’ financial statements.

Debtors’ Unaudited Condensed Combined Balance Sheet
June 30, 2019
Assets
Current assets:
Cash and cash equivalents	$28,462
Accounts receivable, net	16,138
Inventories - current	3,779
Prepaid expenses and other current assets	4,896
Total current assets	53,275
Inventories - non-current	10,733
Property and equipment, net	429
Intangible assets, net	120,754
Other non-current assets	1,731
Investment in subsidiaries	100,830
Intercompany receivable	56,763
Total assets	$344,515

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$500
Accrued liabilities	39,075
Provision for legal settlements - current	14,070
Total current liabilities	53,645
Long-term liabilities:
Provision for legal settlements - non-current	11,962
Other non-current liabilities	32
Intercompany payables	8,708
Total liabilities not subject to compromise	74,347
Liabilities subject to compromise	420,651
Total liabilities	494,998
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Total shareholders’ deficit	(150,483)
Total liabilities and shareholders’ deficit	$344,515

Debtors’ Unaudited Condensed Combined Statement of Operations
Six Months Ended June 30, 2019
Net revenues	$81,551
Cost of product sales	34,887
Operating expenses:
Selling, general and administrative	37,298
Research and development	10,256
Intercompany expense, net	546
Related party expense, net	397
Total operating expenses	48,497
Loss from operations	(1,833)
Reorganization items, net	(2,145)
Interest expense, net (contractual interest of $690)	(29,672)
Interest expense due to Novelion (contractual interest of $352)	(1,182)
Other income, net	289
Loss before provision for income taxes	(34,543)
Provision for income taxes	(186)
Net loss	$(34,729)
Comprehensive loss	$(34,729)

Debtors’ Condensed Combined Statement of Cash Flows
Six Months Ended June 30, 2019
Cash provided by (used in) operating activities
Net loss	$(34,729)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	461
Non-cash lease expense	686
Amortization of intangible assets	8,614
Stock-based compensation	676
Non-cash interest expense	24,214
Non-cash interest expense due to Novelion	1,182
Unrealized foreign exchange (gain) loss	(414)
Amortization of debt issuance costs and debt discount	2,215
Other non-cash operating activities	(8)
Loss on disposal of property and equipment	140
Changes in assets and liabilities:
Accounts receivable	(42)
Inventories	1,246
Prepaid expenses and other assets	1,898
Intercompany activities	4,461
Accounts payable	1,781
Accrued liabilities and other liabilities	(200)
Payable due to Novelion	(2,659)
Net cash provided by operating activities	9,522
Net cash used in investing activities	—
Cash used in financing activities
Repayment of Novelion Loan	(2,106)
Repayment of Bridge Loans	(2,996)
Net cash used in financing activities	(5,102)
Exchange rate effect on cash	—
Net decrease in cash and cash equivalents	4,420
Cash and cash equivalents, beginning of period	24,042
Cash and cash equivalents, end of period	$28,462

15. Subsequent Events
The Company has evaluated subsequent events through February 18, 2020, which is the date that financial statements were available to be issued. Refer to the below for the material subsequent events occurred since June 30, 2019.
Chapter 11 Bankruptcy Filing and Amryt Acquisition
On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc. filed the Bankruptcy Petitions under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On September 10, 2019, the Bankruptcy Court entered the Confirmation Order confirming Aegerion’s First Amended Joint Chapter 11 Plan (“Plan”), as modified to reflect certain resolutions agreed to among various parties. The effective date of the Plan (“Effective Date”) is subject to the satisfaction of all conditions precedent to the Plan, as further described in the Plan.
In accordance with the Plan, the Debtors will continue to exist after the Effective Date as Reorganized Debtors. On and after the Effective Date, all property of the estates, wherever located, including all claims, rights and causes of action, as defined in the Plan, and any property, wherever located, acquired by the Debtors under or in connection with this Plan, shall revest in the Reorganized Debtors, as applicable, free and clear of all claims, liens, charges, other encumbrances and interests.
As a result of the Plan, a significant amount of the Company’s indebtedness, as summarized in the following, was discharged upon Aegerion emergence from bankruptcy in 2019.
•
New Money Loans and Roll Up Loans − the full amount, including the accrued unpaid interest, was discharged. Each holder of the New Money Loans received secured credit facility issued by Aegerion at the Closing on a dollar for dollar basis on account of its New Money Loan claim; each holder of the Roll Up Loans received new convertible notes issued by Aegerion at the Closing on a dollar for dollar basis on account of its Roll Up Loan claim.

•
Novelion Loan – the full amount, including the accrued unpaid interest, was discharged. Novelion received American depositary receipts representing approximately 14.0 million Ordinary Shares, as discussed below.

•
Convertible Notes – the outstanding unpaid principal and interest were discharged. Each Convertible Noteholders received its pro rata share of the net remaining new convertible notes and certain Amryt common stock.

•
Outstanding settlements due to DOJ and SEC – The Company will continue to pay the outstanding settlements to DOJ and SEC in accordance with payment terms as set forth in the original settlement agreements.

•
Ongoing trade transactions – The Company will continue to follow the respective payment terms with each vendor. Any outstanding amount that was associated to the pre-Petition period but was put on hold for payment during the bankruptcy period was fully paid in cash in September 2019, plus post-petition interest at the applicable interest rate.

•	Payables due to Novelion – the outstanding payables due to Novelion were discharged.
Additionally, as a result of confirmation of the Plan, the Bankruptcy Court has authorized Aegerion to consummate the transactions contemplated by the Plan, including the Amryt Transaction. Following the entry of the Confirmation Order, Amryt’s shareholders approved the Amryt Transaction at a meeting held on September 19, 2019.
On September 24, 2019, Aegerion completed the Amryt Transaction (“Closing”). The consideration for the Amryt Transaction has been satisfied through the issuance of ordinary Amryt shares (“Ordinary Shares”), or American depositary receipts representing Ordinary Shares, to stakeholders of Aegerion. Through the Amryt Transaction, Novelion has been divested of its operating subsidiary, Aegerion. In full satisfaction of its claims as creditor under Novelion Loan, Novelion received American depositary receipts representing approximately 14.0 million Ordinary Shares (“Novelion Consideration”). Novelion only received the Novelion Consideration and did not receive any other equity or property in connection with the Amryt Transaction.
*** ***

Through and including      , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
American Depositary Shares

AMRYT PHARMA PLC
Representing       Ordinary Shares

P R O S P E C T U S
SVB Leerink
Cantor
Canaccord Genuity
     , 2020

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers.
Subject to the Companies Act, pursuant to the articles of association, current and former members of the Company’s board of directors and its current and former officers (excluding auditors) may at the discretion of the Company be indemnified by the Company against all liabilities, costs, charges and expenses incurred by him in the execution and discharge of his duties to the Company and any Associated Company (as defined in the Companies Act) of the Company, including any liability incurred in defending any proceedings, civil or criminal, that relate to anything done or omitted by him as an officer or employee of the Company or an Associated Company provided that no such indemnity shall extend to any liability arising out of the fraud or dishonesty of the relevant director or officer or the obtaining by such person of any personal profit or advantage to which such person was not entitled.
However, no current or former members of the Company’s board of directors nor its current or former officers (excluding auditors) shall be entitled to be indemnified for:
(i)	any liability incurred by him to the Company or any Associated Company of the Company;
(ii)	any fine imposed in any criminal proceedings;
(iii)	any sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature howsoever arising;
(iv)	any amount for which he has become liable in defending any criminal proceedings in which he is convicted and such conviction has become final;
(v)	any amount for which he has become liable in defending any civil proceedings brought by the Company or any Associated Company of the Company in which a final judgment has been given against him; and
(vi)
any amount for which he has become liable in connection with any application under certain provisions of the Companies Act in which the court refuses to grant him relief and such refusal has become final.

The Company may provide funds (either directly or indirectly) to any current or former director or officer to meet expenditure incurred or to be incurred by him in any proceedings (whether civil or criminal) brought by any person or in relation to any investigation or action to be taken by a regulatory authority that relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company or any Associated Company of the Company in respect of which it is alleged he has been guilty of negligence, default, breach of duty or breach of trust, provided that he will be obliged to repay any such amount no later than:
(i)	in the event that he is convicted in proceedings, the date when the conviction becomes final;
(ii)	in the event that judgment is given against him in proceedings, the date when the judgment becomes final; or
(iii)	in the event that the court refuses to grant him relief on any application under certain provisions of the Companies Act, the date when the refusal becomes final.
In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.
Issuance of Capital Stock
•
On October 9, 2017, the registrant issued 66,477,651 ordinary shares (11,079,608 equivalent ordinary shares post the six for one share consolidation in July 2019) to certain new and existing investors for aggregate consideration of £13.3 million;

•	On August 27, 2019, the registrant agreed to issue 7,346,189 ordinary shares to certain new and existing investors for aggregate consideration of $8 million;
•	On September 24, 2019, the registrant issued 28,287,448 ordinary shares, 9,747,995 ADSs and 8,065,000 zero cost warrants to acquire Aegerion; and
•
On September 24, 2019, the registrant issued 25,848,669 ordinary shares, 338,655 ADSs and 5,911,722 zero cost warrants to certain new and existing investors for aggregate consideration of $60 million before expenses.

Options
Since May 1, 2017, the registrant has granted stock options to purchase an aggregate of 12,324,310 ordinary shares with exercise prices ranging from £0.7584 to £1.5528 per share, to certain employees, contractors and directors in connection with services provided to the registrant by such parties, as follows:
Grant Date	Number of options	Exercise price per share
May 25, 2017	55,572	£1.5528
July 12, 2017	98,563	£1.3500
September 12, 2017	31,909	£1.4250
September 19, 2017	88,210	£1.5000
November 28, 2017	719,415	£1.2072
May 21, 2019	1,115,241	£0.7584
November 5, 2019	10,215,400	£1.2150
Certain of these options have since lapsed. The number of options and exercise price per share in the table above have been adjusted to reflect the six for one share consolidation in July 2019.
Warrants
Since May 1, 2017 the following warrants have been issued and exercised:
•	On September 24, 2019, certain of Aegerion’s creditors elected to receive 13,976,722 zero cost warrants to subscribe for our ordinary shares as consideration for the Acquisition.
•
On November 14, 2019, we repurchased a combined 4,864,656 ordinary shares from Highbridge Tactical Master Fund L.P., Highbridge SCF Special Situations SPV, L.P. and Nineteen77 Global Multi Strategy Alpha Master Limited. In exchange for the ordinary shares, these institutions were issued an equivalent number of zero cost warrants. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. These ordinary shares are now held as treasury shares. On December 19, 2019, Highbridge MSF International Ltd exercised 1,645,105 zero cost warrants in exchange for 1,645,105 ordinary shares.

All of the foregoing issuances were made pursuant to exemptions from the registration requirements of the Securities Act, namely, outside of the United States pursuant to Regulation S, to U.S. entities pursuant to Section 4(a)(2) of the Securities Act or pursuant to Section 1145 of the Bankruptcy Reform Act of 1978.
Item 8.	Exhibits and Financial Statements.
(a)	Exhibits. The exhibits to this registration statement are listed in the Exhibit Index to this registration statement and incorporated herein by reference.
(b)
Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1*	Plan Funding Agreement, dated May 20, 2019, between Amryt Pharma plc and Aegerion Pharmaceuticals, Inc.
2.2*	Share Purchase and Transfer Agreement, dated October 16, 2015, among Amryt Pharmaceuticals DAC, Software AG – Stiftung, Dr. Armin Schiffler and Birken AG
3.1*	Articles of Association of Amryt Pharma plc
4.1*	Deposit Agreement
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)
5.1 *	Opinion of Gibson, Dunn & Crutcher UK LLP
8.1*	Opinion of Gibson, Dunn & Crutcher UK LLP regarding tax matters
10.1*	Debtor’s Modified First Amended Joint Chapter 11 Plan, dated August 29, 2019, of Aegerion Pharmaceuticals, Inc., et al.
10.2*
Restructuring Support Agreement, dated May 20, 2019, among Aegerion Pharmaceuticals, Inc. and each of its subsidiaries party thereto, Amryt Pharma plc, as plan investor, and Athyrium Opportunities II Acquisition LP, Athyrium Opportunities III Acquisition LP, Highbridge MSF International Ltd., 1992 Tactical Credit Master Fund, L.P., Highbridge SCF Special Situations SPV, L.P., Highbridge SCF Loan SPV, L.P., Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners, LP, Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited, as consenting lenders

10.3*
Backstop Agreement, dated July 10, 2019, among Amryt Pharma plc and Highbridge MSF International Ltd., Highbridge SCF Special Situations SPV, L.P., 1992 Tactical Credit Master Fund, L.P., Athyrium Opportunities II Acquisition, 2 LP, Athyrium Opportunities III Acquisition 2 LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners, LP, Nineteen77 Global Multi-Strategy Alpha Master Limited and Nineteen77 Global Convertible Bond Master Limited, as backstop parties

10.4*
Registration Rights Agreement, dated September 25, 2019, among Amryt Pharma Holdings plc, Highbridge MSF International Ltd., Highbridge Tactical Credit Master Fund, L.P., Highbridge SCF Special Situations SPV, L.P., Athyrium Opportunities II Acquisition 2 LP and Athyrium Opportunities III Acquisition 2 LP

10.5*
Senior Secured Credit Agreement, dated September 24, 2019, among Aegerion Pharmaceuticals, Inc., as borrower, Amryt Pharma Holdings plc, the lenders party thereto and Cantor Fitzgerald Securities as administrative agent and collateral agent for the lenders

10.6*
Indenture, dated September 24, 2019, among Aegerion Pharmaceuticals, Inc., as issuer, Amryt Pharma Holdings plc, Amryt Pharma plc and the additional guarantors party thereto and GLAS Trust Company LLC, as the trustee, relating to the issuer’s 5.00% Convertible Senior Notes due 2025

10.7*	License Agreement, effective as of March 14, 2018, between Amryt Genetics Limited and University College Dublin, National University of Ireland
10.8.1
Patent License Agreement, effective as of May 19, 2006, between Aegerion Pharmaceuticals, Inc. and The Trustees of the University of Pennsylvania (incorporated by reference to Exhibit 10.6 to Aegerion Pharmaceutical Inc.’s Registration Statement on Form S-1, as amended, filed with the SEC on August 10, 2010)

10.8.2	First Amendment to Patent License Agreement, effective as of September 27, 2006, between Aegerion Pharmaceuticals, Inc. and The Trustees of the University of Pennsylvania (included in Exhibit 10.8.1)
10.9*	Exclusive License Agreement, effective as of February 5, 2019, between Aegerion Pharmaceuticals, Inc. and Recordati Rare Diseases Inc.

Exhibit Number	Exhibit Description
10.10.1
Asset Purchase Agreement, dated November 5, 2014, by and among Aegerion Pharmaceuticals, Inc., Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP (incorporated by reference to Exhibit 10.29 to Aegerion Pharmaceuticals, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K, filed with the SEC on July 7, 2015)

10.10.2
First Amendment to Asset Purchase Agreement, dated January 9, 2015, by and among Aegerion Pharmaceuticals, Inc., Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP (incorporated by reference to Exhibit 10.30 to Aegerion Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 2, 2015)

10.11
License Agreement, dated February 7, 2006, by and between Amgen Inc. and Amylin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.32 to Aegerion Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 2, 2015)

10.12*
Patent License Agreement – Exclusive, effective as of February 27, 2017, by and between Aegerion Pharmaceuticals, Inc. and the U.S. Department of Health and Human Services, as represented by National Institute of Diabetes and Digestive and Kidney Diseases, an Institute or Center

10.13.1*	Master Services Agreement, dated December 6, 2013, by and between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.13.2*	First Amendment, dated January 19, 2014, to Master Services Agreement, dated December 6, 2013, by and between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.13.3*	Second Amendment, dated June 1, 2014, to Master Services Agreement, dated December 6, 2013, by and between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.13.4*	Third Amendment, dated June 20, 2016, to Master Services Agreement, dated December 6, 2013, by and between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.13.5*	Fourth Amendment, dated October 19, 2017, to Master Services Agreement, dated December 6, 2013, by and between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.14.1*	Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.2*	First Amendment, dated September 1, 2011, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.3*	Amendment No. 2, dated December 18, 2012, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.4*	Amendment No. 3, dated July 8, 2013, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.5*	Amendment No. 4, dated June 23, 2014, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.6*	Amendment No. 5, dated October 13, 2014, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Amylin Pharmaceuticals, Inc. and Sandoz GmbH
10.14.7*	6th Amendment, dated June 1, 2017, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH
10.14.8*	7th Amendment, dated August 1, 2017, to Contract Manufacturing Agreement, dated September 30, 2010, by and between Aegerion Pharmaceuticals, Inc. and Sandoz GmbH
10.15.1*	Master Services Agreement, dated as of December 6, 2013 between Bristol-Meyers Squibb Company and Accredo Health Group, Inc.
10.15.2*	1st Amendment, dated January 9, 2014, to Master Services Agreement, dated as of December 6, 2013 between Bristol-Meyers Squibb Company and Accredo Health Group, Inc.
10.15.3*	Second Amendment, dated June 1, 2014, to Master Services Agreement, dated as of December 6, 2013 between Astrazeneca Pharmaceuticals LP and Accredo Health Group, Inc.
10.15.4*	Third Amendment, dated June 20, 2016, to Master Services Agreement, dated as of December 6, 2013 between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.
10.15.5*	Fourth Amendment, dated October 19, 2017, to Master Services Agreement, dated as of December 6, 2013 between Aegerion Pharmaceuticals, Inc. and Accredo Health Group, Inc.

Exhibit Number	Exhibit Description
10.16*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and Dr. Alain H. Munoz
10.17*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and George P. Hampton
10.18*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and Raymond T. Stafford
10.19*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and Donald K. Stern
10.20*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and Dr. Patrick V.J.J. Vink
10.21*#	Appointment to the Board of Amryt Pharma Holdings plc (to be renamed Amryt Pharma plc), dated August 21, 2019, between Amryt Pharma plc and Stephen T. Will
10.22*#	Amryt Pharma plc Employee Share Option Plan 2019
16.1*	Letter from BDO LLP
21.1*	List of Subsidiaries
23.1*	Consent of Grant Thornton with respect to financial statements of Amryt Pharma plc
23.2*	Consent of Deloitte & Touche, LLP with respect to financial statements of Aegerion Pharmaceuticals, Inc.
23.3*	Consent of Gibson, Dunn & Crutcher UK LLP (included in Exhibits 5.1 & 8.1)
24.1*	Powers of Attorney (included on signature page to the registration statement)
*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment.
#	Indicates senior management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on      , 2020.
AMRYT PHARMA PLC

By:
	Name:	Dr. Joseph A. Wiley
	Title:	Chief Executive Officer

We, the undersigned directors, officers and/or authorized representative in the United States of Amryt, hereby severally constitute and appoint Joseph Wiley and Rory Nealon, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Amryt Pharma plc, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on      , 2020 in the capacities indicated:
Name	Title

Chief Executive Officer and Director (Principal Executive Officer)
Dr. Joseph A. Wiley

Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)
Rory P. Nealon

Chairman of the Board
Raymond T. Stratford

Director
Donald K. Stern

Director
Dr. Alain H. Munoz

Director
Dr. Patrick V.J.J. Vink

Director
Stephen T. Wills

Director
George P. Hampton, Jr.

SIGNATURE OF AUTHORIZED US REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Amryt Pharma plc has signed this registration statement on      , 2020.
By:
	Name:	Donald Puglisi
	Title:	Authorized Representative in the United States